As filed with the Securities and Exchange Commission on April 17, 2026.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GMR Solutions Inc.
(Exact name of registrant as specified in its charter)
Delaware	8000	47-3615769
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
4400 Hwy 121, Suite 700
Lewisville, TX 75056
Telephone: (972) 459-4919
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Thomas Cook
Executive Vice President,
General Counsel and Secretary
GMR Solutions Inc.
4400 Hwy 121, Suite 700
Lewisville, TX 75056
Telephone: (972) 459-4919
(Name, address, including zip code and telephone number, including area code, of agent for service)

With copies to:
Sunny Cheong, Esq. Jessica Asrat, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Ian D. Schuman, Esq. Michael Benjamin, Esq. Kaj P. Nielsen, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated April 17, 2026
Preliminary Prospectus
    Shares
GMR Solutions Inc.
Class A Common Stock
This is the initial public offering of shares of Class A common stock of GMR Solutions Inc. We are offering      shares of our Class A common stock. We currently expect the initial public offering price to be between $      and $      per share of Class A common stock. Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to list our shares of Class A common stock on the New York Stock Exchange (the “NYSE”) under the trading symbol “GMRS.”
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share and shares of Class B common stock will be non-voting, except as may be required by law or otherwise provided by the certificate of incorporation. Each share of Class B common stock will automatically convert into one share of Class A common stock upon the sale or other transfer of such share of Class B common stock by the holder thereof. See “Description of Capital Stock” for additional information.
Funds affiliated with each of KKR Stockholder, Ares and HPS (each as defined herein) are expected to purchase, in the aggregate, $             of Private Placement Warrants (as defined herein) at the initial public offering price in a concurrent private placement transaction (the “Private Placement”). The Private Placement is expected to be entered into immediately following the pricing of this offering and close on the second business day thereafter. See “Recent Developments — Private Placement.”
After the completion of this offering, the Preferred Exchange (as defined herein) and the Private Placement, KKR Stockholder will beneficially own approximately    % of the voting power of our outstanding shares of common stock, assuming the exercise in full of all outstanding Company Warrants (as defined herein). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management — Controlled Company Exception” and “Principal Stockholders.”
Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 28.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us.	$	$

(1)
See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to      additional shares of our Class A common stock at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.
The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about            , 2026.
J.P. Morgan	KKR	BofA Securities
Barclays	Goldman Sachs & Co. LLC
Citigroup	Evercore ISI	Morgan Stanley	UBS Investment Bank
The date of this prospectus is           , 2026

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. The information in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus, as the case may be, or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus

i

must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.
INDUSTRY AND MARKET DATA
This prospectus includes information with respect to the markets and industries in which we operate. All industry and market data that are not cited as being from a specified source are based on management’s estimates and calculations, which are derived from our review and interpretation of data available from known sources or other proprietary research, survey and analysis. We believe such data to be accurate as of the date of this prospectus. While we are not aware of any misstatements regarding any market or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Forward-Looking Statements.”
Statements regarding our addressable markets and competitive position are based on our analysis of a third party report that we previously commissioned, which report compares us to our competitors, and various metrics, including revenue and the number of total emergent and non-emergent medical transports and transportation assets, such as aircraft and vehicle counts, and bases. The commissioning of such report did not occur in connection with the preparation of this registration statement. Our statement that we are the largest and/or the most comprehensive provider of EMS is based upon our market position as calculated by the number of air bases and aircrafts and the number of our ground ambulances and the counties served by them. Our statement that we are one of the largest integrated providers of essential alternate-site, out-of-hospital care in the United States is based on market share as calculated by revenue. Based on our familiarity with the industry and our competitive landscape, we believe we are the leading provider of emergent and non-emergent medical services by revenue, derived from estimates of price (i.e., average net revenue per trip), fee-for-service Medicare spend and estimated volume of transports as of 2023. Our estimates of the size of, and our position in, the disaster response market are based on federal government contract size and assumes sufficient deployment volume during contract life. Our estimates of our market opportunity and position in the event medical market are based on revenue, derived from estimates of price (i.e., average price per event) and ambulances required for professional sports league events, university athletics and concerts/festivals.
TRADEMARKS, TRADE NAMES, SERVICE MARKS, AND COPYRIGHTS
We own or have the right to use numerous trademarks, trade names, service marks, and copyrights, including those mentioned in this prospectus, that we use in connection with the operation of our business. This prospectus includes trademarks, trade names, service marks, and copyrights which are protected under applicable intellectual property laws and are our property, the property of our subsidiaries and/or the property of their respective owners. Solely for convenience, certain trademarks, trade names, service marks, and copyrights referred to in this prospectus may appear without the ©, ®, SM and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, service marks, and copyrights. We do not intend our use or display of other parties’ trademarks, trade names, service marks, or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
Certain Definitions
As used in this prospectus, unless otherwise noted or the context requires otherwise:
•
“2015 Warrants” refers to warrants to purchase common stock of the Company issued to certain warrantholders pursuant to that certain Subscription Agreement, dated as of April 28, 2015, among the Company and the subscribers party thereto;

•
“2018 Warrants” refers to warrants to purchase common stock of the Company issued to certain warrantholders pursuant to that certain Subscription Agreement, dated as of March 14, 2018, among the Company and the subscribers party thereto;

•
“2021 Warrants” refers to warrants to purchase common stock of the Company issued to certain warrantholders pursuant to that certain Subscription Agreement, dated as of December 17, 2021, among the Company and the subscribers party thereto;

•
“2024 Warrants” refers to warrants of the Company issued to certain warrantholders in 2024, including certain warrants re-issued in 2025 in connection with a transfer, in each case, certain of which have been exchanged for 2026 Warrants as described in this prospectus;

•
“2025 Refinancing” refers to, collectively, the transactions consummated on September 19, 2025, pursuant to which GMR, Inc. refinanced certain of its outstanding senior loans and notes with the 2032 First Lien Term Loan, the A&R ABL Facility and the 2032 Secured Notes (each term as defined below);

•
“2026 Warrants” refers to, collectively, the 2026 Non-Voting Warrants and the 2026 Voting Warrants;

•
“2026 Non-Voting Warrants” refers to warrants of the Company to purchase Class B common stock, in each case, issued to certain warrantholders on March 6, 2026 in exchange for certain prior warrants issued on May 20, 2024 and August 22, 2025, as applicable;

•
“2026 Voting Warrants” refers to warrants of the Company to purchase Class A common stock, in each case, issued to certain warrantholders on March 6, 2026 in exchange for certain prior warrants issued on May 20, 2024 and August 22, 2025, as applicable;

•
“2032 First Lien Term Loan” refers to GMR, Inc.’s $3,600 million in aggregate principal amount first lien term loan “B” due 2032 borrowed under the A&R First Lien Credit Agreement;

•
“2032 Guarantors” refers to GMR, Inc., Intermediate Corp. and, subject to certain exceptions, each of Intermediate Corp.’s existing and future material wholly-owned domestic restricted subsidiaries;

•
“2032 Secured Notes” refers to GMR, Inc.’s $1,000 million in aggregate principal amount of 7.375% senior secured notes due 2032;

•
“2032 Secured Notes Indenture” refers to that certain Indenture, dated as of September 19, 2025, by and among GMR, Inc., as Issuer, the guarantors named therein and Wilmington Trust, National Association, as Trustee and as Notes Collateral Agent, as amended, restated, amended and restated, or otherwise modified from time to time;

•
“ABL Priority Collateral” refers to all existing and future personal property of GMR, Inc. and the other 2032 Guarantors consisting of accounts (including credit card receivables) and other receivables, inventory and documents related to inventory, cash and cash equivalents, deposit accounts, securities and commodity accounts, and documents and supporting obligations, but generally excluding intellectual property and general intangibles;

•
“A&R ABL Facility” refers to GMR, Inc.’s $800 million first lien asset-based revolving credit facility due 2030 incurred under the Third A&R ABL Credit Agreement;

•
“A&R First Lien Credit Agreement” refers to that certain Amended and Restated Credit Agreement, dated as of September 19, 2025, by and among Intermediate Corp., as Holdings, GMR, Inc., as Borrower, the several lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the other parties thereto, as amended, restated, amended and restated, or otherwise modified from time to time;

•
“American Medical Response” refers to American Medical Response, Inc., an indirect subsidiary of the Company;

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“AMR” refers to AMR Holdco, Inc., an indirect subsidiary of the Company;

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“Ares” refers to certain investment funds managed or advised by Ares Management LLC or its affiliates;

•
“common stock” refers, collectively, to the Class A common stock and the Class B common stock;

•
“Company Warrants” refers, collectively, to the 2015 Warrants, the 2018 Warrants, the 2021 Warrants, the 2024 Warrants, the 2026 Warrants and the New Warrants (as defined herein);

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“EMS” refers to emergency medical services;

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“GMR, Inc.” refers to Global Medical Response, Inc., an indirect subsidiary of the Company;

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“HPS” refers to certain investment funds managed or advised by HPS Investment Partners, LLC or its affiliates;

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“Instrument Flight Rules” refers to 14 CFR Part 91 Subpart B;

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“Intermediate Corp.” refers to GMR Intermediate Corp., the direct parent company of GMR, Inc., and not any of its subsidiaries;

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“KKR” refers to the KKR Group (as defined below), together with its affiliates, including the KKR Funds (as defined below);

•
“KKR Group” refers, collectively, to KKR & Co. Inc. and its subsidiaries;

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“KKR Stockholder” refers to KKR GMR Consolidated Aggregator LLC, an investment entity owned by investment funds and vehicles managed or sponsored by one or more subsidiaries in the KKR Group (“KKR Funds”), and its affiliates;

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“Koch Stockholder” refers to KED MDXL Investments, LLC;

•
“New Warrants” refers, collectively, to the Preferred Exchange Warrants and the Private Placement Warrants (each as defined herein);

•
“Registration Rights Agreement” refers to the registration rights agreement to be entered into among the Company, KKR Stockholder, Ares and HPS in connection with the Private Placement;

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“same-base air volume” refers to the number of air ambulance transports completed during a given period generated by bases that existed in such period and the corresponding prior comparative period;

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“same-base emergent ground volume” refers to emergent ground transports completed during a given period generated by bases that existed in such period and the corresponding prior comparative period;

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“same-base net revenue per ambulance transport” refers to net transport revenue per ambulance transport for a given period generated by bases that existed in such period and the corresponding prior comparative period;

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“same-base revenue” refers to revenue for a given period generated by bases that existed in such period and the corresponding prior comparative period;

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“Senior Secured Credit Facilities” refers to the 2032 First Lien Term Loan and the A&R ABL Facility;

•
“Series B Preferred Stock” refers to the non-convertible Series B preferred stock, par value $0.0001 per share, of the Company, with an initial stated value of $1,000.0 per share;

•
“Tax Receivable Agreement” means the Tax Receivable Agreement to be entered into in connection with this offering, by and among the Company and the TRA parties, as amended, restated, modified or supplemented from time to time;

•
“Term Loan Priority Collateral” refers to substantially all of the personal property (other than the ABL Priority Collateral) of GMR, Inc. and the other 2032 Guarantors, subject to certain exceptions;

•
“Third A&R ABL Credit Agreement” refers to that certain Third Amended and Restated ABL Credit Agreement, dated as of September 19, 2025, by and among Intermediate Corp., as Holdings, GMR, Inc., as Borrower, the several lenders from time to time party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the other parties thereto, as amended, restated, amended and restated, or otherwise modified from time to time; and

•
“We,” “us,” “our,” “GMR” and the “Company” refer to GMR Solutions Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Presentation of Financial and Other Information
GMR Solutions Inc. conducts its operations through its subsidiaries, including its indirect subsidiaries, and its wholly-owned subsidiary, GMR, Inc.
Our fiscal year ends December 31 of each year. References to any “year,” “quarter,” “half,” or “month” mean “fiscal year,” “fiscal quarter,” “fiscal half year,” and “fiscal month,” respectively, unless the context requires otherwise. References to “2025,” “2024” and “2023” relate to our fiscal years ended December 31, 2025, December 31, 2024, and December 31, 2023, unless the context otherwise requires.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Payor Breakdown
In our audited financial statements and in this prospectus, we present and discuss payor mix and revenue from our payors in four different categories: (1) government payors comprising revenue from Medicare and Medicaid, (2) commercial payors comprising revenue from commercial insurance and management entities, (3) other third-party payors comprising revenues from third-party payors not included in (1) and (2) and which are not related to a specific transport and (4) revenues from self-pay.

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NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures,” which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “EBITDA” and “Adjusted EBITDA.”
EBITDA and Adjusted EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management also believes that these measures are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses EBITDA and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures.
In calculating EBITDA and Adjusted EBITDA, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to those eliminated in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any such adjustments. The items excluded from EBITDA and Adjusted EBITDA are significant in assessing our operating results.
Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance and should not be considered as an alternative to net income (loss) as a measure of financial performance or any other performance measures derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as tax payments, debt service requirements, total capital expenditures, and certain other cash costs that may recur in the future.
The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary — Summary Historical Consolidated Financial and Other Data.”

SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our Class A common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.
Company Overview
We are the largest provider of emergency medical services (“EMS”) and one of the largest integrated providers of essential alternate-site, out-of-hospital care in the United States, and are one of the largest mobile clinical practice groups globally. We care for patients when they need us most — whether at home, at the site of an accident, while attending an event or in other settings where time-sensitive care is needed. As the entry point for patients into the healthcare system, we deploy our expertly trained and credentialed clinical teams to provide on-site care, and if necessary, transport patients to the most appropriate healthcare facility, or, if the patient is non-emergent, navigate the patient to a less acute setting. As the only national, fully-integrated air and ground EMS provider, our operations span approximately 1,400 U.S. counties, covering both rural and urban communities which are home to more than 60% of the U.S. population as of December 31, 2025. We are at the front line of the healthcare continuum, encountering approximately 15,000 patients per day or approximately 5.5 million patients annually and our clinicians perform a critical care intervention every 89 seconds. Because of our scale, we have a data set of more than 80 million patient care records, which we use to track care processes and patient outcomes, and identify the most effective methods for patient care. Our team of more than 24,000 clinicians serves as the first line of care, providing lifesaving treatment at crucial moments. We maintain longstanding relationships across the healthcare ecosystem, serving local communities, health systems, payors, public health and local, state and federal agencies. We believe that our robust scale, relationships, and clinical, operational and logistical capabilities make us a leader in essential alternate-site, out-of-hospital care.
We are a critical community and disaster safety net, providing essential EMS across the nation, responding to approximately 10% of all 911 calls and 37% of emergent air medical calls nationwide as of December 31, 2025. As the healthcare landscape continues to evolve — driven by rural hospital closures, provider shortages, an aging population, and growing strain on existing infrastructure — our role in providing care and critical support to a growing number of patients in need continues to be increasingly vital. In rural communities, we are often the sole access point for lifesaving care. To meet this growing need, we have developed a comprehensive and fully integrated set of solutions for both emergent and non-emergent care, where our clinicians manage patients across a wide range of acuity levels, distances and transport modalities. Our Emergent Care services are defined by rapid, clinically appropriate responses, lifesaving critical interventions and, when necessary, transport to the next site of care. Our Non-emergent Care services include scheduled, non-emergency patient care. In 2025, Emergent Care accounted for approximately 84% of our patient encounters, and Non-emergent Care represented approximately 16%. Moreover, since our 2018 merger of Air Medical Group Holdings LLC (“AMGH”), the leading air ambulance provider, with AMR, the leading ground ambulance provider, we have been able to further integrate air ambulance and ground ambulance with our advanced care navigation and technology solutions. By integrating these capabilities, we are better able to meet the patient’s needs by delivering more coordinated and efficient care.
Clinicians, including emergency medical technicians (“EMTs”), paramedics and nurses, comprise almost three quarters of our approximately 34,000 team members. Together with our professional pilots, mechanics, communications specialists and other operational support roles, we deliver comprehensive care across a wide range of time-sensitive patient conditions, from cardiac arrests, strokes and significant traumatic injuries, to acute behavioral health episodes, toxic exposures, drug overdoses and even emergent in-the-field newborn deliveries. In fiscal year 2025, we had approximately 15,000 daily patient encounters (based on 5,473,675 for the year), which comprised, among other things, approximately 117 cardiac arrest responses (based on 42,863 for the year), 138 emergency stroke patients (based on 50,340 for the year), 114 critically injured trauma patient transports (based on 41,683 for the year), 642 blood glucose assessments on patients with altered mental status (based on 234,484 for the year), 113 critical airway interventions (based on

41,105 for the year) and 2,260 intravenous access (based on 824,770 for the year). Our care is guided by consensus-based patient care guidelines, which we have developed collaboratively with nearly 200 affiliated physician partners specializing in emergency medicine, pediatric and neonatal care, critical care, trauma surgery, acute cardiology, neuroscience and infectious disease. As the largest EMS provider in the country, we engage in specialty research projects focused on care delivery and partner with academic centers to scientifically explore more effective methods for patient care. These projects are reviewed by external peer publications and published to guide and improve care. We believe that the breadth and depth of our clinical practices and team set the industry-wide standard for alternate-site care delivery.
We support governments, communities, health systems and payors who choose us to serve their patients because of our long and proven track record of clinical performance, capabilities, innovative offerings, broad geographic footprint and unmatched fleet. We believe our ability to rapidly deploy specialized resources and personnel to acute and rapidly evolving situations has established us as the provider of choice for large scale, unplanned events and incidents. Our clinicians utilize our approximately 7,400 ground ambulances and vehicles, as well as 400 rotor-wing and 115 fixed-wing air ambulances, operating from more than 780 physical locations across 45 states, as of December 31, 2025. These air and ground ambulances are dispatched from our 48 communication centers and are able to provide service to all 50 states. Combined with our extensive operational experience, this infrastructure allows us to deliver tailored care for large and small 911 systems, scaled multi-facility health systems, large events and respond to critical natural and other disasters. In situations that require significant investment and a rapid scaling of clinical and physical resources, we believe our relationships across critical supply chains, our logistical expertise and our financial resources enhance our ability to secure and execute large, complex contracts. For example, in one of our partnerships, we provide emergent, non-emergent and event medical care and transportation to over 2,500 patients per week, with a peak deployment of over 100 ambulances and aircraft, covering over 7,200 square miles to support nearly 2.5 million people.
We continuously innovate new first-in-class or only-in-class solutions to solve the longstanding and evolving challenges our stakeholders face. Today, we participate in nearly 20 active EMS research programs with leading academic medical centers to advance the management of time-sensitive alternate-site care. Our differentiated collaborations with industry partners provide real-world insights that shape emerging technology and clinical decision support tools. We developed, pioneered and are deploying our Nurse Navigation clinical protocol and screening process to transform 911 intake by guiding patients to the most appropriate site-of-care, with the objective of improving resource utilization and reducing costs for patients, payors, providers and communities. As of December 31, 2025, our Nurse Navigation had access to over 19 million covered lives resulting in up to 20% of low acuity 911 calls navigated to other care settings. We designed and developed our proprietary online request platform, Transport.Net, which encompasses a suite of digital tracking and dispatch solutions for both air and ground ambulance requests. The modules within Transport.Net are tailored to the unique needs of our customers and were designed to seamlessly integrate with existing technologies, such as a hospital’s Electronic Health Record (“EHR”). Our RapidCall module is used by approximately 50% of all 911 access points and health systems to provide greater visibility, streamline access to requesting ambulances, reduce response times and enhance operational efficiency when deploying emergent resources. Additionally, our Concierge module enables health systems to control their discharge process by scheduling advance transports and freeing up beds, leading to an up to 0.5 day reduction in length of stay in certain locations. We believe our scale, breadth and clinical depth enable us to develop innovations which enhance the value and care delivered to our stakeholders.
We have a demonstrated track record of delivering strong revenue and earnings growth through organic volume growth, market share gains, productivity improvements and strategic contracting. Through our managed care contracting strategy, we develop preferred relationships with payors. We are primarily a fee-for-service provider, which represents approximately 90% of our revenue. Additionally, our service diversification and wide geographic coverage helps to minimize revenue variability and support financial stability. We are highly diversified, with limited revenue concentration across more than 650 commercial payors and 600 operating locations. We actively manage our business on a market-to-market basis, continually assessing contracted rates, cost structure, and profitability to optimize performance and identify new growth opportunities. In early 2025, we completed a strategic review of our business, concluding a multi-year process in which we exited select underperforming contracts to re-focus on our core operations and drive growth and profitability. Additionally, in the fourth quarter of 2024, we completed the divestitures of three non-core businesses. Our leadership team brings deep expertise across operations, clinical excellence, finance and logistics, which we believe positions us to continue to grow and strengthen our business.
For the year ended December 31, 2025, we generated revenue of $5,739.8 million, net income of $206.2 million, and Adjusted EBITDA of $1,186.2 million, representing changes of (4)%, 911%, and 8%, respectively, compared to the year ended December 31, 2024. During the fourth quarter of 2024, we divested certain non-core assets, which generated $566.0 million of revenue, $37.5 million of net income and $27.2 million of Adjusted EBITDA for the year ended December 31, 2024. See “Summary — Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measures and Reconciliation” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial metric. In addition, as of December 31, 2025, we had retained earnings (deficit) of $259.5 million and substantial indebtedness of $5,045.9 million, excluding finance lease obligations.
We have a substantial amount of indebtedness, which will require interest and principal payments. The instruments governing such indebtedness impose significant operating and financial covenants on GMR, Inc. and its subsidiaries. See “Risk Factors — Risks Related to Our Indebtedness.” As of December 31, 2025, we had approximately $4,899 million of long-term indebtedness, including interest but excluding finance lease obligations, and we had additional borrowing capacity of $695.1 million, subject to the borrowing base, under the A&R ABL Facility after giving effect to $104.9 million of outstanding letters of credit issued thereunder. Under the A&R First Lien Credit Agreement and the Third A&R ABL Credit Agreement, GMR, Inc. has the right to prepay the 2032 First Lien Term Loan and the A&R ABL Facility, respectively, without premium or penalty. Under the 2032 Secured Notes Indenture, GMR, Inc. may redeem the 2032 Secured Notes, in whole or in part, at its option (i) at any time prior to October 1, 2028, at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a customary “make-whole” premium, (ii) on or after October 1, 2028 until October 1, 2029, at a redemption price of 103.688% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, (iii) on or after October 1, 2029 until October 1, 2030, at a redemption price of 101.844% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, and (iv) on or after October 1, 2030, at a redemption price of 100% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, at any time prior to October 1, 2028, GMR, Inc. may redeem (i) up to 40% of the aggregate principal amount of the 2032 Secured Notes using the net cash proceeds from certain equity offerings, at a redemption price of 103.688% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, and (ii) up to 10% of the aggregate principal amount of the 2032 Secured Notes during each twelve-month period commencing from the issue date of the 2032 Secured Notes, at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a change of control, GMR, Inc. may be required to make an offer to repurchase all of the 2032 Secured Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the redemption date. See “Description of Certain Indebtedness” for a summary of the terms of our material principal indebtedness.
Industry Background and Our Market Opportunity
Industry Background
The healthcare ecosystem is dependent on a highly coordinated network of providers equipped to deliver care across a wide range of patient acuity levels and locations at a moment’s notice. Among these, EMS plays a foundational role, often serving as the initial entry point into the healthcare system — and most time-sensitive touchpoint — in a patient’s care journey. EMS serves as the connective tissue between sites of care — such as hospitals, outpatient facilities, long-term care centers — with a goal of ensuring that patients receive timely, appropriate medical attention, regardless of setting or condition. According to the U.S. Centers for Disease Control and Prevention, in the United States, there are over 150 million emergency department visits annually, approximately 25 million of which involve care delivered by clinicians at the scene or in an ambulance or aircraft en route to a hospital or other healthcare facility. Ambulances and clinicians respond to requests from a multitude of sources, including rural and community hospitals, “911” services and first-responder organizations such as fire and law enforcement. Delivering emergent care is challenging, with highly unpredictable and constantly evolving physical environments alongside complex and acute patient needs. Highly capable providers with deep clinical and logistical experience are crucial for saving lives and preventing escalating acuity, which can lead to worse outcomes and higher costs. Each encounter demands split-second decision making, clinical judgment, and coordination across a fragmented health care system.
EMS providers must flexibly respond to a wide range of care episodes, broadly defined as emergent or non-emergent:
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Emergent care is delivered by clinicians in response to life-threatening or time-critical events, requiring a comprehensive medical assessment, stabilization, and as needed, rapid transport via ground or air ambulance to a physical care setting. In more severe or remote cases, emergent air services offer critical stabilization and rapid transport for critically ill or injured patients to specialized facilities, as required, utilizing fixed-wing or helicopter ambulances crewed by specialized teams of nurses and paramedics. Emergent air services, while representing approximately 1% of emergency department visits, are critical for reaching healthcare deserts in rural or frontier areas where local infrastructure is inadequate.

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Non-emergent care includes medically necessary care that can be scheduled in advance and may include patient transports between care settings, such as hospital discharges, long-term care transfers or patient repatriations. These transports may involve short-range journeys and may cross state or country lines and can require a range of capabilities, from simple wheelchair transports to a rehabilitation facility to complex, high-acuity international repatriations.

Several key demographic and structural shifts are beginning to reshape the EMS landscape in favor of integrated high-quality providers and driving rising demand for alternate-site, out-of-hospital care:
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Demand: We believe demand for both emergent and non-emergent care will remain robust driven by the following trends:

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population growth,

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an aging demographic that will require more frequent and specialized medical attention,

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increasing prevalence of chronic diseases, such as heart disease and Chronic Obstructive Pulmonary Disease,

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rural hospital closures and hospital service line consolidation, expanding reliance on EMS and extending transport distances, particularly for air medical services,

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increasingly overburdened emergency departments (“EDs”) and strained EMS resources, exacerbated by socio-economic pressures such as homelessness and ongoing immigration, and

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a persistent shortage of primary care providers, exacerbating reductions in access to care and leading to increased reliance on ED/EMS services to treat low-acuity cases, resulting in a higher number of calls to 911.

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Policy: The broader healthcare and emergent air industries continue to evolve and, in some cases, reimbursement policy changes have created potential tailwinds. One major policy change was the passage of the No Surprises Act (“NSA”) in 2020 which, once implemented in 2022, has made the air reimbursement rates from out-of-network private payors more consistent.

The commercial EMS industry remains highly fragmented, with many regional or specialized providers offering limited point solutions. These providers often lack the clinical depth, operational scale, or geographic coverage to meet the varied and increasingly complex needs of local communities and health systems. In contrast, fully integrated and more technically sophisticated providers are generally better able to meet the needs of local communities, health systems and government partners.
Our Market Opportunity
We are a leader across our markets, and we estimate our serviceable addressable market is approximately $18 to $20 billion (having grown from $14 billion in 2018) of a broader total addressable market of $35 billion.

Our total addressable market extends across emergent medical services, non-emergent medical services, disaster response and event medical services, and is based on estimated revenue. See “Industry and Market Data.” Our estimated serviceable addressable market excludes approximately $14 to $17 billion of direct services provided by municipalities and government agencies, which, as of 2023, do not outsource emergent services, as historically we have been unable to access such portion of our total addressable market.
However, through innovation and strengthened partnership models, we have expanded, and are continuing to seek to expand, our access to these opportunities over time. For example, as a first-of-its-kind solution, our Nurse Navigation platform provides high-impact patient routing services, empowering dispatch centers to direct low-acuity 911 calls to more appropriate care settings, reducing unnecessary ambulance deployments. This has in turn allowed us to unlock new contracts with municipalities that perform EMS through community services (for example, Fire Departments). In fiscal year 2025, we had approximately 238 daily Nurse Navigation 911 call interventions, which we calculate as the total of 86,918 calls in fiscal year 2025, divided by 365. We believe that innovative solutions such as Nurse Navigation have the ability to expand our future addressable market and unlock potential novel, recurring payment structures. By integrating technology, clinical expertise, innovation, and scale, we’ve become the only full-service national EMS provider capable of delivering comprehensive solutions across acuity levels and use cases. As we continue to innovate, enhance our capabilities and continue our progression to becoming a more fully-integrated community health provider, we expect to deliver more value to stakeholders and as a result, grow our addressable markets.
Our serviceable addressable markets — emergent and non-emergent medical services, disaster response and event medical services — are expected to grow at a CAGR of 5% to 7% through 2028 according to industry research, which is in line with historical growth of such markets. We believe there are opportunities to outpace this baseline market growth by (i) expanding the offerings we provide to existing customers who only contract certain of our services, (ii) growing our customer base with new customers and (iii) unlocking new market models (for example, per-member-per-month reimbursement models, capitated reimbursement models, and population health models). Our scale, technology investments, and differentiated offerings position us to drive share gains and market expansion.
Our ability to maintain and expand our market share is driven by a variety of factors. Because a significant amount of our revenue is based on patient transport volume, our ability to generate revenue is impacted by, among other things, the extent to which we have preferred provider arrangements or other agreements that allow us to capture incremental volumes. In addition, other factors, including macro-economic factors such as increasing fuel prices, could increase our cost of operations. Environmental conditions, including climate change and changing weather patterns, could disrupt air transport, and we may be affected by the competitive and regulatory environment in which we operate.
Our payor mix may affect our financial performance. While we generally collect more revenue per transport from commercial payors than from governmental payors, a meaningful portion of our net transport revenue has been derived from patient transports insured under Medicare and Medicaid. In the year ended December 31, 2025, approximately 59% and 32% of our net transport revenue was attributable to commercial payors and government payors, respectively, and within the government payors, 24% and 8% of our net transport revenue was derived from patient transports under Medicare and Medicaid, respectively, which, among other limitations, are subject to non-negotiable government fee schedules that may be below the cost of providing medical transportation.
Moreover, given our emphasis on servicing rural communities, a decrease in the reimbursement rates for rural transports in the Medicare fee schedule could have an adverse effect on our operations. Medicare and Medicaid also place limitations on our ability to pass on increased costs of operations to our patients or their insurer. Consequently, to the extent there is a shift in payor mix from commercial payors to governmental payors, the amount of revenue we are able to generate per patient transport could decrease.
We also operate in a heavily regulated industry. We must comply with numerous laws and rules that, among other things, govern billing and payment and our ability to maintain licenses and accreditations. We may also be subject to both federal and state “surprise medical billing” legislation and regulations, which could adversely affect our ability to recover charges for our services. Such legislation and regulation could result in third party commercial payors terminating and renegotiating existing contracts and reimbursement rates. Within this heavily regulated industry, we must also navigate a highly competitive landscape. We compete with both private providers and government providers, including fire departments. For example, as of 2023, municipalities and government agencies had provided approximately $14 to $17 billion of direct, non-outsourced services. Our focused strategy on improving recruiting and retention has reduced the number of open full-time positions in both our air and ground crews; however, to effectively compete and capture additional market opportunity, we need to continue to attract and retain highly skilled, experienced and qualified personnel, and may need to invest significant capital in additional equipment or capacity.
Our Value Proposition
We believe that our operating model creates significant value for patients, health systems, payors and the communities that we serve.
Value Proposition for Patients
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Access to Healthcare. For the most critical and emergent care needs, people primarily call 911 to access care. As the largest EMS provider in the country, we respond to the greatest number of these 911 requests and are the entry point into the healthcare system for millions of people in both rural and urban communities. Today, over 85 million Americans live more than an hour away from a Level 1 or Level 2 trauma center. As a result, for an increasing number of Americans who live in rural communities and healthcare deserts, our services may be the sole viable option for accessing lifesaving, high acuity care. For lower acuity 911 calls across all communities, we solve the patient’s immediate need or navigate them to the right level of care, which can help avoid unnecessary costs and ED admissions. Regardless of the patient’s circumstance, we aim to ensure that they get the right level of care in the most appropriate setting.

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Coordinated Care. We are closely integrated into the comprehensive 911 emergency system, both receiving and providing real-time data on patient condition, location and triage status while responding to a care need. While caring for the patient, we often act as the hospital’s front door, communicating and sharing patient condition and data with the hospital in real time to streamline intake and accelerate more acute, in-hospital care delivery. Moreover, we partner and can white label our resources with health systems in the patient’s community to facilitate a smooth transition of care as they move between settings.

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Quality of Care. We design, maintain, and continuously enhance clinical care guidelines with the goal of delivering the best possible care for all patients. Our care teams include expert clinicians, including nurses, paramedics, and EMTs, who are trained to respond to acute episodes of care (for example, cardiac arrest, stroke, traumatic injury). By providing timely, expert care, we not only maximize each patient’s chance of an immediate positive outcome but also reduce the risk of long-term complications and associated costs.

Value Proposition for Communities (Local, State and Federal)
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Essential Community Service and Safety Net. We play a vital role in the healthcare ecosystem and serve as the clinical first responder under our 911 contracts. We work closely with local public safety agencies, including fire departments and other EMS providers, to serve as the community safety net, and in certain communities we are the only provider of emergent care. We are a trusted provider to the communities we serve: we retained approximately 98% of our 911 contracts in 2025, and approximately 97% of such contracts over a five-year period through 2025. We tailor our solutions to the needs of each community, deploying our technology, clinicians and equipment to enable the appropriate response under any condition. Innovations such as our Transport.Net platform and RapidCall module provide real-time access into resource availability for local 911 departments, allowing them to request resources on-demand and reducing the time to deploy.

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Clinical Capabilities, Resources and Scale. Our clinical teams are highly trained, using nationally accepted standards, local medical consensus and field expertise to perform rapid assessments of all patient presentations, deliver immediate lifesaving care, stabilize patients and determine the appropriate transport destination, if warranted, based on timing and mode of movement options. While we deliver care locally, our scale and national footprint of approximately 14,128 EMTs, approximately

8,391 paramedics, approximately 1,869 nurses, approximately 200 affiliated physicians and approximately 2,328 support personnel, as of December 31, 2025, positions us to partner strategically across broad geographies with stakeholders of all sizes. For example, our National Ambulance Contract with the Department of Homeland Security and Federal Emergency Management Agency (“FEMA”) requires the rapid deployment of up to 1,000 caregivers and 500 vehicles within the first 24 hours following a no-notice disaster or in advance of an anticipated disaster such as a hurricane. We receive a fee of approximately $3.0 million annually to remain ready to deploy these assets at any time and additional fees upon deployment. We competitively won this role 17 years ago and have successfully retained this contract through multiple competitive bidding cycles, during which we have cared for more than one million people, and have received an “Exemplary” rating, the highest rating available, for every deployment since (and including) 2022.
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Adaptive and Operationally Efficient Care. We tailor the services we deliver to the evolving needs of our communities, spanning from acute care episodes to public health emergencies, such as COVID-19 and Ebola. By aligning our response to the clinical need, we seek to optimize capacity for the highest acuity patients. We believe our services are typically more cost effective than those delivered by local governmental agencies and communities.

Value Proposition for Health Systems
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Key Clinical and Operational Partner. We act as a partner and an extension of the health system in the field by deploying clinical teams to care for patients in alternate sites of care. We provide training to our partner health systems’ clinicians in air medical response, extending the health systems’ reach in the community. In many cases, our partnership includes white-labeled EMS that enhance the health systems’ brands, reputation and commitment to quality care in the community.

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Infrastructure and Credentials. Our assets, licensures and specialized teams provide leverage to health systems, minimizing the need for significant capital investment and training. For example, we own and maintain air and ground ambulances and employ a team of professionals dedicated to maintenance, procurement, adherence to safety standards, aviation operations, regulatory interactions and other necessary functions. Additionally, we possess and maintain all regulatory requirements, including the FAA Part 135 certificate required for emergent air transports.

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Significant Operational Efficiency. Health systems utilize our clinical and logistical expertise so that they can focus on their core operations. For example, our Transport.Net platform, along with associated RapidCall and Concierge modules, provides health systems visibility into available resources and enables them to digitally request specific resources on-demand, significantly reducing the time to deploy. Our Concierge module is designed to drive meaningful improvements in on-time discharge performance and to allow hospitals to plan their capacity with greater certainty. We also manage medical billing and reimbursement related to patient care and transportation, reducing the burden for health systems. Our centralized technology and services are intended to provide efficiencies for health systems which are cost-prohibitive to develop in-house.

Value Proposition for Payors
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Quality and Value. We focus on delivering the most appropriate care to patients in a timely manner based on their condition, which can improve immediate outcomes, minimize complications and lower overall medical reimbursement costs for payors in the long term. Additionally, we identify, educate, and coordinate referrals for patients with gaps in routine testing, medication adherence, or disease management. These activities are intended to help close gaps in care and improve quality metrics that increase payor revenue.

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Delivering Care in the Most Appropriate Setting. We assess patient need during 911 emergency calls and deploy caregivers based on the patient’s level of acuity. For patients requiring an ambulance response, our clinicians will access, treat and transport to an acute care setting when appropriate, which may help avoid lower acuity ED visits and costly hospital admissions. In markets where we have deployed Nurse Navigation, we are able to navigate lower acuity patients to the most appropriate alternate care resources based on their need, resulting in up to 20% of 911 calls being navigated to other care settings.

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Partnership Approach. Our patient care guidelines are designed to remove ambiguity and support our teams to make clinically supported decisions. We have a track record of delivering quality care and guiding patients to the most appropriate setting, allowing us to develop preferred and trusted relationships with select payors to transport patients without prior authorization and at pre-negotiated rates.

Our Competitive Strengths
Through more than 100 years of experience delivering EMS, we have developed a core competency for caring for patients when they need us most and ensuring they arrive at their destination safely. Our scale, clinical and logistical expertise, integrated platform, innovative solutions and substantial employee footprint of approximately 34,000 provide us with a meaningful competitive advantage. We believe these factors, combined with the following strengths, position us for continued success.
Breadth and depth of clinical and physical capabilities
As the largest and most comprehensive EMS provider in the U.S., our team of approximately 34,000 employees utilize approximately 7,400 ground ambulances and vehicles, 400 rotor-wing and 115 fixed-wing aircraft, resulting in around 5.5 million patient encounters annually. The wide-ranging nature of our offerings, clinical capabilities and the magnitude of our fleet allow us to partner with communities, health systems or government stakeholders in a manner which is tailored to their needs. Moreover, our proprietary technology and other innovations enable us to be embedded within the 911 ecosystem, allowing for increased visibility and subsequent rapid deployment of our air assets, which drives faster response times and increases our capture rate. We believe this optimally positions us to continue to win contracts across customers of all types and sizes, including with highly complex metro areas with significant populations and expansive health system networks. As the demand for care grows and needs become increasingly complex, we believe we are often the only, or one of the only, providers capable of fully servicing these constituencies.
Clinical quality leader setting the industry standard for care
As a leader in delivering emergent care, we have a track record of more than 100 years providing life-saving care. Because of our scale and the depth of our in-house clinical expertise, we implement rigorous, evidence-based patient care guidelines in communities which would otherwise rely on ad hoc or local expertise to deliver care. In the absence of nationally accepted EMS patient care guidelines, we define and set the quality standards for our industry and are leading the shift towards evidence-based care in EMS. We harness our extensive field experience and volume of patient encounters into a comprehensive database of consistent, harmonized quality metrics, allowing us to develop clinical protocols and continuously improve care delivery. Our leadership position has enabled us to innovate and introduce advanced clinical capabilities across our offerings, such as extracorporeal membrane oxygenation (“ECMO”) enabled air-transports and whole blood transfusions during transport-services which would otherwise not be available to many communities.
Omnichannel and integrated platform
We deliver an integrated offering by coupling our omnichannel air and ground presence with the scale and breadth of our solutions. By owning each step of the care episode, we can seamlessly coordinate care and technology across multiple providers, different geographies and all parts of the care journey. Our platform enables us to be more efficient and deliver better experiences for patients and health systems. We minimize inefficient care transitions and are able to nimbly shift course and react in real time to changes in the patient’s needs. For example, we are able to shift air staff with a higher clinical capability to ground assets during poor weather conditions to provide the appropriate level of care. As health systems’ needs grow in scope and complexity, we believe our integrated and comprehensive set of solutions positions us best to partner with them as care evolves.
Track record and culture of innovation
As a leader in EMS, we have a firsthand view of the difficulties faced by patients and providers and are best positioned to help alleviate these challenges. We have a track record of continually pioneering new solutions which allow us and other stakeholders to care for people more effectively. For example, our EMS 2.0 initiative connects 911 calls with public healthcare solutions historically not integrated into EMS, including mental health and indigent care support organizations. This approach optimizes the use of emergent care resources, thereby increasing clinical capacity and allowing us to serve more individuals effectively. Additionally, as the only partner to the Department of Homeland Security and FEMA since the National Ambulance Transport contract’s inception in 2007, we defined and designed the EMS response to national emergencies and disasters for the U.S. Government and have primary responsibility to lead, manage and fully coordinate the EMS industry response in these situations. We will continue to innovate new solutions to improve the standard of care.
Our people and leadership
Our team members are our greatest strength. We employ approximately 34,000 people with significant experience and tenure across clinical, aviation, support and logistical disciplines. We are committed to fostering their talents by providing industry leading education and career progression opportunities. Our team members are supported by our world-class management team, which comprises seasoned healthcare veterans whose expertise spans EMS, clinical care, managed care, and air transportation. Our leadership team has an average of over 30 years of industry and subject matter experience and an extensive track record of enabling quality patient care, integrating strategic acquisitions, and driving operational and financial improvements across the enterprise. We believe our management team’s extensive and diverse experience is a distinct competitive advantage for achieving sustained future success.
Our Growth Strategies
We are committed to driving long-term value creation through a multi-faceted growth strategy that is targeted around growth in existing and new markets, including cross selling our integrated offering. We plan to continue growing same-base revenue organically and also add new bases in existing markets and new markets. Moreover, we plan to expand and more deeply penetrate markets with our existing and new innovative solutions, which includes the creation of new and incremental revenue models for us. We will additionally pursue select acquisitions and continue to focus on operational and scale efficiencies.
Given the inherent competition we face in our industry, there are headwinds that may impact our market position and ability to compete favorably over time. For example, increased market concentration in the EMS provider market and private equity firm backing of healthcare companies, including EMS providers, may affect our business, pricing and potential acquisition activity, including antitrust considerations with respect thereto. The U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “DOJ”), state attorneys general and other state regulators all actively review and, in some cases, take enforcement action against business conduct and transactions in the healthcare industry. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), acquisitions that meet certain statutory jurisdictional tests and are not otherwise exempted may not be completed until notifications have been given, applicable information is furnished to the FTC and the DOJ, and all statutory waiting period requirements have been satisfied. In addition, the FTC and DOJ have previously identified healthcare as an area of interest, and there has been increased scrutiny of transactions, and recent federal and state enforcement actions, in the healthcare industry, including those involving companies backed by private equity sponsors. Accordingly, our ability to carry out acquisitions could be impacted. We may also be subject to additional transparency, regulatory approval, and notice requirements, or increased government and public scrutiny. Our competitors may also seek to develop integrated platforms. As a result, our ability to grow and pursue additional market opportunities may be adversely impacted. See “Risk Factors” for more information regarding the risks to our business.
Grow our presence in existing markets
As the population ages, becomes more chronically ill, and the complexity of care increases, demand for emergent care services will grow. We will serve this increasing and evolving demand within our existing customer footprint and plan to grow our market share by building new relationships with 911 agencies and health systems. We are actively involved in multiple request-for-proposal processes for 911 ground contracts at any time given time and historically convert approximately 10 such requests-for-proposal into contracts per year. In markets where we do not currently provide our full suite of services, our goal is to continue to promote cross-selling opportunities, including non-emergent ground, event medical, and membership models. Additionally, as we continue to invest in and enhance our air ambulances with Instrument Flight Rules capabilities, we are able to safely care for an increasing number of patients who were previously inaccessible due to weather-related visibility conditions.
Grow our presence into new markets
As the needs of communities have grown, many are challenged with EMS staffing shortages, limitations of other independent providers and local fire departments as well as fewer volunteer EMS agencies. We continue to gain entry to these markets by introducing innovative and comprehensive emergent care solutions. Additionally, as hospital closures continue in rural areas, we plan to continue to grow our network of air bases, which has consistently grown over time. For example, we intend to add approximately 15 new air bases in 2026.
Cross sell our integrated offering across all markets
While some customers opt to contract for emergent air, ground and technology capabilities separately, our integrated offering provides increased coordination and reduced cost and complexity associated with this fragmented, point solution approach. Since 2018, and through the merger of AMGH with AMR, we have grown from 38 to 215 integrated markets. We intend to continue to pursue cross-selling opportunities into communities that we believe can benefit from our integrated offering.
Pioneer and grow our innovative solutions
Our innovative solutions have allowed us to improve emergent care, deepen relationships and drive growth across existing and new markets and enhance our value-add to key partners. These capabilities have supported new and expanded contracts, including with previously inaccessible markets, allowing us to accelerate our growth. For example, our Nurse Navigation program has allowed us to enter new markets and enhance our value proposition to other community constituents such as fire departments or municipalities in need of sophisticated navigation support. Our Transport.Net platform has allowed us to optimize our resource deployment and deepen our relationships with health systems and 911 access points. For example, our RapidCall module allows us to reduce the friction of requesting transports and has resulted in an average uplift of 10 to 16 air transports per year per installation site, driving increased volume and market share. We see significant opportunity to further deploy these and other innovative solutions, and we intend to continue developing new solutions for our customers and stakeholders that enhance the quality of care we provide and increase opportunities for us to provide care.
Pursue a disciplined acquisition strategy
We operate in highly fragmented markets largely comprising small, independent operators which are often subscale and lack the breadth of capabilities required to adequately serve communities. We selectively pursue acquisitions in new and existing markets by targeting opportunities which expand and complement our existing core operations. We believe the scale of our platform supports our ability to enhance the margin profile of the operations we acquire by integrating our broad set of capabilities and cross selling our offerings. With a proven track record of successfully completing and integrating acquisitions, we have consistently enhanced our footprint, entered new geographies, and broadened our range of services. We intend to continue to pursue financially accretive and strategically synergistic opportunities that further drive growth and strengthen our overall market leadership.
Margin expansion opportunity
We seek to improve margins by streamlining our existing operations and have a track record of enhancing our profitability through optimized staffing, improved collections, leveraging technology, enhancing innovation, strategic contract negotiations, and rate adjustments to reflect appropriate market levels. We intend to pursue incremental margin expansion as we continue to integrate markets and pursue strategic mergers and acquisitions. Additionally, we are introducing new recurring payment models, including subsidy frameworks and leased unit hour arrangements, to pursue additional margin upside and support our long-term financial performance.
Summary of Risk Factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A common stock. If any of these risks actually occurs, our business, consolidated results of operations and consolidated financial condition, including cash flows, may be materially adversely affected. In such case, the trading price of our Class A common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
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if we receive fewer emergency transport requests or fewer non-emergency ambulance transport requests, our revenue could be adversely effected;

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shifts in payor mix could decrease our revenue;

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changes in the rates paid by, or the coverage or reimbursement methodology used by, commercial insurers, and delays in collection or non-collection of our accounts receivable could adversely affect us;

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reduction in governmental rates for our services, limitations in funding for our services, or reduction in the number of individuals eligible for Medicare and Medicaid programs could adversely impact our business;

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our business could be materially adversely affected if we are not able to maintain or reduce costs to provide our services;

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we have a history of losses and can provide no assurance of our future operating results;

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federal and state “surprise medical billing” legislation and regulations could adversely affect us;

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deterioration in the collectability of patient responsibility accounts or charges for uninsured patients could reduce our revenue;

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adverse weather conditions and physical impacts of climate change affect our helicopter emergency air ambulance operations, which could adversely impact our results of operations;

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the inability to maintain our corporate reputation and relationships with existing patient referral sources or establish new referral sources could materially adversely affect us;

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loss of existing contracts, including ground ambulance contracts and our EMS partnership with FEMA, could adversely affect our revenue;

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our inability to attract and retain qualified and skilled personnel could adversely affect us;

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our business requires substantial capital expenditures and working capital financing, which we may be unable to obtain on satisfactory terms or at all;

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our dependency on a limited number of third-party vendors for certain equipment and services could impair our ability to obtain the equipment and services we need to operate our business;

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inflationary pressure, particularly increases in fuel costs, could negatively impact our operations;

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our emphasis on servicing rural communities exposes us to risks;

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accidents or other incidents involving patient transport operations could materially and adversely affect our reputation, business, financial condition, results of operations and cash flows;

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any failure by us to manage or integrate acquisitions, divestitures, and other significant transactions successfully may have a material adverse effect on us;

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if we fail to manage organizational change effectively, we may be unable to execute our business plan, maintain our high levels of service or adequately address competitive challenges;

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our business may be materially and adversely affected if we are unable to ensure that our services interoperate with operating systems, devices and software and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems;

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impairment of our goodwill or other intangible assets may adversely impact us;

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cybersecurity incidents could disrupt business operations, result in the unauthorized access to or disclosure or use of critical and other sensitive or regulated data or confidential information and adversely impact us;

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our use or our third-party service providers’ or business partners’ use of Machine Learning Technologies and the evolving regulatory framework in this area could materially or adversely affect us;

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we are subject to risks related to payment processing;

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hospital capacity and the ability of hospitals to treat the patients we transport can impact our business;

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our business may be harmed by labor relation matters;

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we may be adversely affected if we are unable to retain any member of our senior management;

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adverse changes in general economic conditions and reductions in consumer spending could adversely impact the patients and the hospitals that use our services;

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competition from other air or ground ambulance providers may adversely affect our business;

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we may be subject to substantial malpractice or other similar claims and insurance coverage for some of our losses may be inadequate and may be subject to the credit risk of commercial insurance companies;

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the reserves established for our losses covered under insurance programs are subject to inherent uncertainties;

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risks relating to payments to TRA parties for certain tax benefits;

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risks relating to our compliance with our legal and regulatory framework;

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continued regulatory and public scrutiny of private equity’s role in EMS and healthcare may limit our ability to acquire operations, expand in certain states, or otherwise materially and adversely affect our reputation, business, operations and financial condition;

•
our inability or failure to obtain, maintain, protect or enforce our intellectual property rights could adversely affect our business;

•
our substantial indebtedness could adversely affect our financial condition;

•
we will be a “controlled company” within the meaning of the rules of the NYSE and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements;

•
KKR Stockholder controls us and its interests may conflict with yours in the future;

•
regulations limit foreign ownership of us, which could reduce the price of our Class A common stock and cause owners of our Class A common stock who are not U.S. persons to lose their voting rights; and

•
the other factors discussed under “Risk Factors”.

Our Organizational Structure
Our Capital Structure
We are a holding company and our business is operated through our wholly-owned subsidiary, GMR, Inc., and its subsidiaries. At, or substantially concurrently with, the completion of this offering, we will reclassify all issued shares of common stock into shares of Class A common stock. In addition, in connection with this offering, we intend to exchange (the “Preferred Exchange”) KKR Stockholder’s outstanding shares of Series B Preferred Stock for warrants to purchase Class A common stock at an exercise price of $0.01 (the “Preferred Exchange Warrants”). Such exchange will be based on the initial public offering price of $      . Based on an assumed public offering price of $       per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue       Preferred Exchange Warrants in the Preferred Exchange. We intend to use $      of the net proceeds from this offering to redeem the remainder of the Series B Preferred Stock.
Concurrently with this offering, funds affiliated with each of KKR Stockholder, Ares and HPS are expected to purchase $      of additional warrants to purchase Class A common stock (the “Private Placement Warrants”) with an exercise price of $0.01 per share in a concurrent private placement transaction (the “Private Placement”). The purchase price per Private Placement Warrant will be the initial public offering price of $      . The Private Placement is expected to be entered into immediately following the pricing of this offering and close on the second business day thereafter. Based on an assumed public offering price of $      per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue       Private Placement Warrants in the Private Placement. We intend to use $      of the net proceeds of the Private Placement to repay certain outstanding indebtedness. In this prospectus, we refer to the Preferred Exchange and the Private Placement collectively as the “Concurrent Transactions.” In connection with the Private Placement, we expect to grant KKR Stockholder, Ares and HPS certain registration and other rights, which are described further under “Certain Relationships and Related Party Transactions.” Following the Concurrent Transactions, KKR Stockholder, Ares and HPS will beneficially own approximately      %,       % and       %, respectively, of the voting power of our outstanding shares of common stock, assuming the exercise in full of all outstanding Company Warrants, including the New Warrants.
Following this offering and the Concurrent Transactions, we will have       shares of Class A common stock outstanding and           Company Warrants exercisable for shares of Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share and shares of Class B common stock will be non-voting, except as may be required by law or otherwise provided by the certificate of incorporation. Each share of Class B common stock will automatically convert into one share of Class A common stock upon the sale or other transfer of such share of Class B common stock by the holder thereof. As a result, if, following this offering, shares of our Class B common stock are issued, in the event holders thereof sell or otherwise transfer their shares of Class B common stock, or holders of outstanding Company Warrants exercise any Company Warrants for shares of Class A common stock, this will have the effect of decreasing the relative voting power of all holders of Class A common stock and diluting the value of each share of Class A common stock. See “Description of Capital Stock” for additional information.
The simplified diagram below depicts our current expectations of our organizational structure immediately following the consummation of this offering and the Concurrent Transactions.

(1)
In addition, KKR Stockholder and certain pre-IPO stockholders hold Company Warrants. Percentages of Class A common stock and Class B common stock shown above reflect the beneficial ownership of such classes of common stock, assuming exercise in full of all outstanding Company Warrants, including         New Warrants to be issued in the Concurrent Transactions based on an assumed public offering price of $       per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”

(2)
Certain employee stockholders hold options exercisable for shares of Class A common stock or other equity awards which may vest into shares of Class A common stock in accordance with the terms of such awards.

Tax Receivable Agreement
In connection with this offering, we expect to enter into a Tax Receivable Agreement with all pre-IPO holders of our common stock and Company Warrants (comprising of KKR Stockholder, the Koch Stockholder, Ares, HPS and certain current and former employees) that elect to become party to the Tax Receivable Agreement. In addition, certain members of management holding outstanding equity awards will have the opportunity to elect to participate in the Tax Receivable Agreement in connection with this offering (“Management TRA parties” and, together with the other parties to the Tax Receivable Agreement, the “TRA parties”). The Tax Receivable Agreement will provide for the payment by GMR Solutions Inc. to such TRA parties of 85% of the benefits, if any, that GMR Solutions Inc. or our subsidiaries realize, or are deemed to realize (calculated using certain assumptions), as a result of GMR Solutions Inc.’s and our subsidiaries’ utilization of certain existing tax attributes that arose prior to, or in connection with, this offering, including federal, state and local net operating loss carryforwards, deferred interest expense deduction carryforwards, tax basis in amortizable or depreciable assets, and certain deductible expenses attributable to the transactions related to this offering (collectively, the “Pre-IPO Tax Benefits”). Under the terms of the Tax Receivable Agreement, Company Warrants held by the TRA parties will be included in the ownership of such TRA parties in calculating payments thereunder. In addition, if any Management TRA party elects to participate, he or she will receive up to their pro rata share (based on their outstanding awards) of       % of any such payments to the extent made pursuant to the Tax Receivable Agreement. To the extent a member of management elects not to participate, such member’s pro rata portion will be reallocated to all TRA parties. Actual tax benefits realized by GMR Solutions Inc. and our subsidiaries may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of GMR Solutions Inc. and not of any of our subsidiaries. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

Recent Developments
Series B Preferred Stock Redemption
On March 6, 2026, we redeemed 189,050 shares of Series B Preferred Stock held by Ares and HPS for an aggregate redemption price of approximately $250 million. In connection with such redemption, we exchanged certain of the outstanding 2024 Warrants for 2026 Voting Warrants to purchase 16,236,509 shares of Class A common stock and 2026 Non-Voting Warrants to purchase 4,084,538 shares of Class B common stock.
Preliminary, Unaudited Estimated Financial and Other Data as of and for the Three Months Ended March 31, 2026
We have presented below preliminary, unaudited estimated ranges of certain financial and other information as of and for the three months ended March 31, 2026, as well as comparable information for the three months ended March 31, 2025, which was derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2025, as we believe they are useful to investors in understanding our recent comparative operating performance.
We have provided ranges, rather than specific amounts, for certain data below, primarily because our financial closing and analysis procedures for the three months ended March 31, 2026 are not yet completed. The unaudited estimated consolidated financial and other data set forth below are preliminary, based upon our estimates and currently available information and are subject to revision based upon, among other things, our financial closing procedures and the completion of our condensed consolidated financial statements and other operational procedures. The preliminary results as of and for the three months ended March 31, 2026 presented below should not be viewed as a substitute for the condensed consolidated financial statements prepared in accordance with GAAP. See “Forward-Looking Statements” and “Risk Factors.”
All of the data presented below has been prepared by and is the responsibility of management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures on such data as of and for the three months ended March 31, 2026, and does not express an opinion or any other form of assurance with respect to any of such data.
For the three months ended March 31, 2026, we estimate that our revenue will range from $      to $      , compared to revenue of $      for the three months ended March 31, 2025. We estimate that our net income (loss) will range from $      to $      and Adjusted EBITDA will range from $      to $      for the three months ended March 31, 2026, compared to net income (loss) of $      and Adjusted EBITDA of $      for the three months ended March 31, 2025.
The following table provides a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the three months ended March 31, 2026 (at the low end and high end of the estimated net income (loss) range set forth above) and the three months ended March 31, 2025. In addition, please see “— Summary Historical Consolidated Financial and Other Data” for how we define EBITDA and Adjusted EBITDA, the reasons why we include these measures and certain limitations to their use.

Three Months Ended March 31,
(unaudited, in thousands)	2026 Low	2026 High	2025 Actual
Net income (loss)	$	$	$
Interest expense, net
Income tax provision (benefit)
Depreciation and amortization
EBITDA	$	$	$
Management fees(a)
Stock-based compensation(b)
Professional fees and other expenses for non-recurring matters(c)
Debt refinancing fees paid to (received from) third parties(d)
Impairment of assets held for sale and other investments(e)
Loss on debt extinguishment(f)
(Gain) loss on divestiture of businesses(g)
Realized and unrealized (gain) loss(h)
Equity method investment (income) loss(i)	$	$	$
Adjusted EBITDA	$	$	$

(a)
Represents management/director fees paid to directors and the Manager in connection with the ownership and financial management of the Company and procurement diagnostics and operational support provided by the Manager and its affiliates, including under the Monitoring Agreement (as defined under “Certain Relationships and Related Party Transactions — Monitoring Agreement”). The Monitoring Agreement will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions.”

(b)
Represents the stock compensation expense associated with the vesting of stock options and other equity awards, as well as the estimate of achievement of the cash-settled performance stock units.

(c)
Represents fees and expenses incurred in connection with certain business combinations and divestitures, as well as other fees and expenses incurred in connection with distinct transactions and matters unrelated to our normal and continued business operations, as further described below:

Three Months Ended March 31,
	2026 Low	2026 High	2025 Actual
Acquisition and divestiture fees paid to (received from) third parties(i)	$	$	$
Executive management severance fees(ii)
Legal settlements and government affairs(iii)
Other(iv)
Total professional fees and other expenses for non-recurring matters	$	$	$

(i)
Represents fees incurred in connection with potential and completed business combinations and divestitures of certain asset groups. These costs primarily represent diligence costs, transaction costs, and integration costs, and consist primarily of third party financial advisory, legal, and consulting fees. Such costs are specific to acquisition and divestiture activity that would not have otherwise been incurred in connection with our ordinary course business operations.

(ii)
Fees incurred in the three months ended March 31, 2026 and 2025 primarily related to severance costs in connection with our targeted market exit strategies executed during such periods, in each case, to optimize our cost structure and enhance our operating effectiveness. These activities were undertaken to meet specific business objectives. In addition, these amounts represent discrete costs outside the ordinary course of business that are distinct from normal, recurring operating expenses.

(iii)
For the periods presented, amounts primarily relate to certain regulatory initiatives in California which are non-routine and not expected to continue. In addition, for the three months ended March 31, 2025, fees incurred also relate to the establishment of administrative processes to resolve IDR claims under the No Surprises Act that we believe are one-time costs and not indicative of our ongoing operations.

(iv)
Represents other third-party fees and expenses incurred in connection with distinct transactions and matters unrelated to our normal and continued business operations, including major system implementation and enhancements relating to the integration of our timekeeping and electronic patient care charting systems.

(d)
Represents fees associated with our long-term debt refinancing consummated during the three months ended March 31, 2026 and 2025, which primarily consisted of fees incurred for third-party legal, accounting and tax consulting in connection with the debt refinancing.

(e)
Impairment of assets held for sale and other investments represents impairment on a strategic cost investment for the three months ended March 31, 2025.

(f)
Loss on extinguishment of debt represents costs related to the extinguishment of the second lien term loan.

(g)
(Gain) loss on divestiture of businesses is discussed in Note 4 of our audited consolidated financial statements included elsewhere in this prospectus.

(h)
Realized and unrealized (gain) loss, net represents changes in the fair value of equity securities and loss on certain cost investment in the three months ended March 31, 2025. Realized and unrealized (gain) loss, net represents changes in the fair value of equity securities, realized gains on the settlement of pension obligations and foreign currency translation losses associated with the monetary assets of an investment held in Trinidad and Tobago, which was divested in 2024.

(i)
We use the equity method of accounting to recognize our proportionate share of net income (loss) generated by our noncontrolling interest in Global Medical Response of Trinidad and Tobago, Ltd., which was divested in 2024, and Banner health system emergency air joint venture in Arizona.

As of March 31, 2026, we estimate that we had cash and cash equivalents of approximately $      million and total debt of approximately $      million.
KKR
KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit, and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life, and reinsurance products under the management of Global Atlantic.
We and certain of our subsidiaries have entered, and in connection with this offering expect to enter, into various agreements with KKR Stockholder or its affiliates. Pursuant to the stockholders agreement that we expect to enter into in connection with this offering, KKR Stockholder will have the right to designate nominees to our board of directors as follows: (i) a majority of the directors on the board, so long as KKR Stockholder and its affiliates collectively beneficially own 50% or more of the outstanding shares of our Class A common stock; (ii) 40% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 40% or more, but less than 50%, of the outstanding shares of our Class A common stock; (iii) 30% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 30% or more, but less than 40%, of the outstanding shares of our

Class A common stock; (iv) 20% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 20% or more, but less than 30%, of the outstanding shares of our Class A common stock; and (v) 10% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 5% or more, but less than 20%, of the outstanding shares of our Class A common stock, in each case, with any fractional amounts rounded up to the nearest whole number. In addition, pursuant to the Registration Rights Agreement that we expect to enter into in connection with this offering, following this offering, certain affiliates of KKR Stockholder will have an unlimited number of “demand” registrations and shelf take-downs and, alongside the other holders of registrable securities party to the Registration Rights Agreement, customary “piggyback” registration rights. This agreement also requires us to pay certain expenses of the holders party thereto relating to such registrations and indemnify such holders against certain liabilities which may arise under the Securities Act. Furthermore, we and Kohlberg Kravis Roberts & Co. L.P. (the “Manager”) have also entered into a Monitoring Agreement, pursuant to which the Manager provides advisory, consulting and financial services to us in exchange for a fee. The Monitoring Agreement will be terminated upon the consummation of this offering. See “Certain Relationships and Related Party Transactions — Arrangements with KKR.”
Our Corporate Information
Our principal executive offices are located at 4400 Hwy 121, Suite 700, Lewisville, TX 75056. Our telephone number is (972) 459-4919. We maintain a website at globalmedicalresponse.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering
Issuer
GMR Solutions Inc.
Class A common stock offered by us
            shares.
Option to purchase additional shares of Class A common
stock
We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to             additional shares of our Class A common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.
Class A common stock outstanding after giving effect to this offering (assuming exercise of outstanding Company Warrants to purchase Class A common stock)
            shares (or             shares if the underwriters exercise in full their over-allotment option).
Class B common stock outstanding after giving effect to this offering (assuming exercise of outstanding Company Warrants to purchase Class B common stock)
            shares.
Total Class A common stock and Class B common stock outstanding after giving effect to this offering (assuming exercise of all outstanding Company Warrants to purchase Class A common stock and Class B common stock)
            shares (or             shares if the underwriters exercise in full their over-allotment option).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $      million (or approximately $      million, if the underwriters exercise in full their over-allotment option), assuming an initial public offering price of $      per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our Class A common shares. We intend to use $       of the net proceeds from this offering to redeem the outstanding shares of Series B Preferred Stock that are not subject to the Preferred Exchange, with any remaining net proceeds used for general corporate purposes.

Voting rights
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share and shares of Class B common stock will be non-voting, except as may be required by law or otherwise provided by the certificate of incorporation. Each share of Class B common stock will automatically convert into one share of Class A common stock upon the sale or other transfer of such share of Class B common stock by the holder thereof. See “Description of Capital Stock” for additional information.
Conflicts of Interest
KKR Funds beneficially own in excess of 10% of our issued and outstanding common stock. KKR Capital Markets LLC is an underwriter in this offering and is affiliated with such KKR Funds that beneficially own in excess of 10% of our issued and outstanding common stock. As a result, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121” of the Financial Industry Regulatory Authority, Inc. (“FINRA”)), which requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, this prospectus and the registration statement of which this prospectus forms a part.             has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act.          will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify             against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest).”
Controlled company
After the completion of this offering and the Concurrent Transactions (based on an assumed public offering price of $       per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus)), KKR Stockholder will beneficially own approximately    % (or approximately    %, if the underwriters exercise in full their over-allotment option) of the voting power of our outstanding shares of common stock, assuming the exercise in full of all outstanding Company Warrants, including the New Warrants. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of the NYSE.
Dividend policy
We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors
Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.
Material U.S. federal income tax consequences to non-U.S. holders
For a discussion of certain material U.S. federal income tax consequences that may be relevant to non-U.S. stockholders, see “Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders.”
Proposed trading symbol
“GMRS.”
Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:
•
no exercise of the underwriters’ option to purchase additional shares of our Class A common stock;

•
an initial public offering price of $      per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•
the consummation of the Concurrent Transactions;

•
the issuance of       shares of Class A common stock and       shares of Class B common stock upon the exercise in full of all outstanding Company Warrants at an exercise price of $0.01 or $0.0001 per share, as applicable, including       New Warrants issued in the Concurrent Transactions based on an assumed initial public offering price of $      per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). The number of New Warrants issued in (i) the Preferred Exchange will be based on the aggregate liquidation preference of the applicable shares of Series B Preferred Stock of $      , divided by the initial public offering price, and (ii) the Private Placement will be based on the aggregate purchase price of $       , divided by the initial public offering price. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of        New Warrants, which are exercisable into        shares of Class A common stock. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of       New Warrants, which are exercisable into        shares of Class A common stock; and

•
the filing and effectiveness of our amended and restated certificate of incorporation (the “amended and restated certificate of incorporation”), including the reclassification of all issued shares of common stock into shares of Class A common stock pursuant thereto, and the adoption of our second amended and restated bylaws (the “amended and restated bylaws”) immediately prior to the consummation of this offering.

Unless otherwise indicated or the context otherwise requires, the number of shares of our common stock outstanding after this offering is based on           shares of common stock outstanding as of          , 2026, assumes the exercise in full of all outstanding Company Warrants and reflects the reclassification of all issued shares of common stock into         shares of Class A common stock, and excludes:
•
      shares of Class A common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $      or the vesting of restricted stock units issued under our 2015 Equity Incentive Plan (as defined in “Executive and Director Compensation); and

•
(i)     shares of Class A common stock reserved that may be issued pursuant to future awards under our 2026 Equity Incentive Plan (as defined in “Executive Compensation — Long-Term Equity Incentive Compensation”), which we intend to adopt in connection with this offering, or (ii)        shares of Class A common stock reserved that may be issued pursuant to future awards under our ESPP (as defined in “Executive Compensation — Long-Term Equity Incentive Compensation”), which we intend to adopt in connection with this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following table summarizes our consolidated financial and other data as of the dates and for the periods indicated. The balance sheet data as of December 31, 2025, 2024 and 2023 and the consolidated statement of operations data and cash flow data for the years ended December 31, 2025, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
The results of operations for any period are not necessarily indicative of our future financial condition or results of operations. You should read the following summary financial and other data below together with the information included under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus.
	Year Ended December 31,
	2025		2024	2023
Consolidated Statement of Operations Data
(in thousands):
Net revenue		$5,739,776	$5,976,198	$5,394,711
Operating expenses:
Employee wages, benefits and taxes		3,028,592	3,053,658	2,840,937
Maintenance, fuel and other direct expenses		478,479	483,825	475,164
Insurance expense		191,575	170,514	156,514
Other operating expenses		887,421	1,248,884	1,186,541
Depreciation and amortization		329,591	297,796	314,446
Impairment of assets held for sale and other investments		14,100	7,527	32,243
Acquisition, integration and other charges		58,422	97,788	38,290
Total operating expenses		4,988,180	5,359,992	5,044,135
Operating income		751,596	616,206	350,576
Interest expense, net		422,667	499,252	521,163
Loss on debt extinguishment		5,745	17,516	—
(Gain) loss on divestiture of businesses		3,837	(5,857)	—
Equity in (earnings) losses of unconsolidated affiliates		(2,343)	(7,213)	(4,700)
Other (income) loss, net		5,163	(2,015)	(5,299)
Net income (loss) before income taxes		316,527	114,523	(160,588)
Income tax (benefit) expense		110,300	94,114	42,074
Net income (loss)		$206,227	$20,409	$(202,662)
Per Share and Adjusted Per Share Information (dollars in thousands)(1):
Net income (loss) per share attributable to common stockholders(2)		$35,763	$(70,412)	$(202,662)
Weighted-average common shares outstanding		45,586,162	35,631,086	20,694,609
Adjusted net income (loss) per share attributable to common stockholders (unaudited)	$
Adjusted weighted-average common shares outstanding (unaudited)
Cash Flow Data (in thousands):
Net cash provided by (used in) operating activities		$641,146	$246,212	$257,752
Net cash provided by (used in) investing activities		(249,975)	47,969	(142,969)
Net cash provided by (used in) financing activities		(135,844)	(59,240)	(142,175)
Purchases of property and equipment		(258,542)	(268,617)	(171,009)
Addition of finance lease assets and obligations, plus aircraft additions secured by debt		49,002	33,471	51,007

	As of December 31,
	2025	2024	2023
Balance Sheet Data (at period end, in thousands)
Cash and cash equivalents	$609,349	$352,293	$127,260
Accounts receivable, net	1,094,814	1,077,821	993,252
Working capital(3)	1,067,652	802,103	820,728
Property and equipment, net	1,361,278	1,245,735	1,151,884
Finance right-of-use assets	85,030	78,210	106,469
Total assets	7,482,045	7,116,596	7,050,456
Total debt (inclusive of finance lease obligations)	5,142,676	4,633,349	5,406,465
Redeemable preferred stock	445,140	777,388	—
Stockholders’ equity	204,155	187,995	(2,368)
	Year Ended December 31,
	2025	2024	2023
Other Financial Data (unaudited, in thousands)
EBITDA(4)	$1,068,785	$911,571	$675,021
Adjusted EBITDA(4)	$1,186,171	$1,093,392	$749,135
	Year Ended December 31,
	2025	2024	2023
Selected Operating Data (unaudited, in thousands, except patient encounters):
Patient encounters(5)
Emergent transports	3,338,277	3,322,852	3,337,035
Non emergent transports	839,949	885,758	1,060,511
Total ambulance transports	4,178,176	4,208,610	4,397,546
of which, Ground transports	4,039,160	4,066,285	4,253,109
of which, Flights	139,066	142,325	144,437
Wheelchair transports(6)	59,517	143,381	318,483
Non-transport	1,149,014	1,189,947	1,215,711
Total patient encounters	5,473,675	5,541,938	5,931,740
of which, Nurse Navigation encounters(7)	86,918	61,106	44,491
Net transport revenue per ambulance transport(8)	$1,332	$1,191	$1,030

(1)
Adjusted net income (loss) per share attributable to common stockholders and adjusted weighted average used in computing net income (loss) per share each are presented as adjusted to give effect to (a) the filing and effectiveness of our amended and restated certificate of incorporation, including the reclassification of all issued shares of common stock into shares of Class A common stock pursuant thereto, and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering, and (b) the issuance of shares in this offering at an initial public offering price of $      per share, which is the midpoint of the of the estimated price range set forth on the cover page of this prospectus and the application of the net proceeds therefrom, as if each had occurred on           . See “Capitalization” and “Use of Proceeds.”

(2)
Net income (loss) per share attributable to common stockholders is presented net of undeclared dividends on redeemable preferred stock, as discussed in Note 3 of our audited consolidated financial statements included elsewhere in this prospectus.

(3)
Working capital is defined as our current assets minus our current liabilities.

(4)
We define EBITDA as net income (loss) before interest expense, net, income tax provision (benefit), and depreciation and amortization. We define Adjusted EBITDA as EBITDA, as further adjusted to exclude management fees, non-cash stock-based compensation, professional fees and other expenses for non-recurring matters and certain other items that we do not consider indicative of our ongoing operating performance. We describe these adjustments reconciling net income (loss) to Adjusted EBITDA in further detail in the table below.

Management uses EBITDA and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, to report compliance with certain covenants in our debt agreements and to compare our performance against that of peer companies using similar measures. Moreover, we present EBITDA and Adjusted EBITDA because we believe that investors consider them to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA are not required by, and are not presented in accordance with, GAAP. The items excluded from EBITDA and Adjusted EBITDA are significant in assessing our operating results.
The indenture that governs our notes and the credit agreements also contain covenants that reference a “Consolidated EBITDA” as defined in and pursuant to such agreements and may permit us to exclude other charges and expenses and make other or different adjustments in calculating “Consolidated EBITDA.” Accordingly, “Consolidated EBITDA” and similar measures calculated under agreements governing our indebtedness may differ from EBITDA measures presented herein. Additionally, under the credit agreements that govern our Senior Secured Credit Facilities and the indenture that governs our notes, our ability to engage in certain activities such as incurring additional indebtedness, making investments, and paying dividends is tied, in certain cases, to ratios based on “Consolidated EBITDA.” Certain of the material covenants in the indenture that govern our notes and the credit agreements that govern our Senior Secured Credit Facilities are described in “Description of Certain Indebtedness.”
Our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP.
Some of these limitations are:
•
they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•
they do not reflect changes in, or cash requirements for, our working capital needs;

•
they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA measures do not reflect cash requirements for such replacements;

•
they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•
they do not reflect period-to-period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•
they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•
they do not reflect limitations on, or costs, related to transferring earnings from our subsidiaries to us.

In addition, other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures of performance. Because of these limitations, our EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

Below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA, for the periods presented:
	Year Ended December 31,
(unaudited, in thousands)	2025	2024	2023
Net income (loss)	$206,227	$20,409	$(202,662)
Interest expense, net	422,667	499,252	521,163
Income tax provision (benefit)	110,300	94,114	42,074
Depreciation and amortization	329,591	297,796	314,446
EBITDA	$1,068,785	$911,571	$675,021
Management fees(a)	10,820	7,546	5,584
Stock-based compensation(b)	11,829	54,990	6,163
Professional fees and other expenses for non-recurring matters(c)	21,127	44,612	40,865
Debt refinancing fees paid to (received from) third parties(d)	45,532	58,680	—
Impairment of assets held for sale and other investments(e)	14,100	7,527	32,243
Loss on debt extinguishment(f)	5,745	17,516	—
(Gain) loss on divestiture of businesses(g)	3,837	(5,857)	—
Realized and unrealized (gain) loss(h)	6,749	4,020	(6,041)
Equity method investment (income) loss(i)	(2,343)	(7,213)	(4,700)
Adjusted EBITDA	$1,186,171	$1,093,392	$749,135

(a)
Represents management/director fees paid to directors and the Manager in connection with the ownership and financial management of the Company and procurement diagnostics and operational support provided by the Manager and its affiliates, including under the Monitoring Agreement (as defined under “Certain Relationships and Related Party Transactions — Monitoring Agreement”). The Monitoring Agreement will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions.”

(b)
Represents the stock compensation expense associated with the vesting of stock options and other equity awards, as well as the estimate of achievement of the cash-settled performance stock units as discussed in Note 19 of our audited consolidated financial statements included elsewhere in this prospectus.

(c)
Represents fees and expenses incurred in connection with certain business combinations and divestitures, as discussed in Note 4 and Note 5 of our audited consolidated financial statements included elsewhere in this prospectus, as well as other fees and expenses incurred in connection with distinct transactions and matters unrelated to our normal and continued business operations, as further described below:

	Year Ended December 31,
	2025	2024	2023
Acquisition and divestiture fees paid to (received from) third parties(i)	$5,632	$11,609	$5,257
Executive management severance fees(ii)	2,624	5,954	12,676
Legal settlements and government affairs(iii)	(853)	20,064	12,591
Other(iv)	13,714	6,985	10,341
Total professional fees and other expenses for non-recurring matters	$21,127	$44,612	$40,865

(i)
Represents fees incurred in connection with potential and completed business combinations and divestitures of certain asset groups, as disclosed in Note 4 and Note 5, respectively, to our audited consolidated financial statements included elsewhere in this prospectus. These costs primarily represent diligence costs, transaction costs, and integration costs, and consist primarily of third party financial advisory, legal, and consulting fees. Such costs are specific to acquisition and divestiture activity that would not have otherwise been incurred in connection with our ordinary course business operations.
(ii)
Fees incurred in fiscal years 2024 and 2023 primarily related to severance costs in connection with our targeted market exit strategies executed during such periods, in each case, to optimize our cost structure and enhance our operating effectiveness. These activities were undertaken to meet specific business objectives. In addition, these amounts represent discrete costs outside the ordinary course of business that are distinct from normal, recurring operating expenses.

(iii)
For the periods presented, amounts primarily relate to certain regulatory initiatives in California which are non-routine and not expected to continue. In addition, for fiscal year 2023, fees incurred also relate to the establishment of administrative processes to resolve IDR claims under the No Surprises Act that we believe are one-time costs and not indicative of our ongoing operations.

(iv)
Represents other third-party fees and expenses incurred in connection with distinct transactions and matters unrelated to our normal and continued business operations, including major system implementation and enhancements relating to the integration of our timekeeping and electronic patient care charting systems.

(d)
Represents fees associated with our long-term debt refinancing consummated during fiscal years 2025 and 2024, which primarily consisted of fees incurred for third-party legal, accounting and tax consulting in connection with the debt refinancing.

(e)
Impairment of assets held for sale and other investments is discussed in Note 4 of our audited consolidated financial statements included elsewhere in this prospectus.

(f)
Loss on extinguishment of debt represents costs related to the extinguishment of the second lien term loan, as discussed in Note 13 of our audited consolidated financial statements included elsewhere in this prospectus.

(g)
(Gain) loss on divestiture of businesses for the years ended December 31, 2025 and 2024 are discussed in Note 4 of our audited consolidated financial statements included elsewhere in this prospectus.

(h)
Realized and unrealized (gain) loss, net represents changes in the fair value of equity securities and loss on certain cost investment in 2025. Realized and unrealized (gain) loss, net represents changes in the fair value of equity securities, realized gains on the settlement of pension obligations and foreign currency translation losses associated with the monetary assets of an investment held in Trinidad and Tobago, which was divested in 2024.

(i)
We use the equity method of accounting to recognize our proportionate share of net income (loss) generated by our noncontrolling interest in Global Medical Response of Trinidad and Tobago, Ltd., which was divested in 2024, and Banner health system emergency air joint venture in Arizona.

(5)
We calculate patient encounters as the number of interactions with a patient during a given period for the purpose of providing medical care or assessing a patient’s health. Patient Encounters exclude patients treated during event medical activities that did not result in a transport, or any patient encountered during a disaster response deployment.

(6)
Wheelchair transports are not part of our core business, and are therefore included within complementary revenue.

(7)
Represents the number of 911 calls that are addressed through our Nurse Navigation offering during a given period. In a typical Nurse Navigation encounter, evidence-based clinical protocols are used to screen a patient’s current condition, providing an appropriate resource to meet the patient’s unique healthcare needs, whether that’s dispatching a ride-share to urgent care, an appointment at a Federally Qualified Health Center, or virtual care with a physician on the spot. The five-level screening system ensures patients receive the right resource at the right time, in the right setting to achieve the right outcome at the right cost.

(8)
Net transport revenue per ambulance transport is defined as net transport revenue, which includes fee-for-service patient revenue, in addition to income earned from membership programs and community subsidies, divided by total ambulance transports within a given period.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and cash flows may be materially adversely affected. In such case, the trading price of our Class A common stock could decline and you may lose all or part of your investment. Our business, financial condition, results of operations and cash flows could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.
Risks Related to Our Business
Most of our revenue is dependent on the number of patient transports we conduct. If we receive fewer emergency transport requests, either for our “911” ground ambulance operations or for our emergency air ambulance operations, or fewer non-emergency ambulance transport requests, our revenue would be adversely affected.
Most of our revenue is dependent upon patient transport volume. Our “911” ground ambulance operations receive transport requests from emergency dispatchers, typically in exclusive operating areas. For emergency air ambulance operations, we rely on relationships with first responders, “911” systems and sending hospitals for transport requests. We often have first call or preferred provider arrangements for our emergency air ambulance operations and agreements with hospitals and other facilities for non-emergency ground transports, but even with those arrangements, we are dependent on patient transports to generate revenue. Where we do not have agreements, or if the agreements are not exclusive, we are affected by the distribution of calls by requesting entities among providers.
Our number of “911” ground ambulance transports may be adversely impacted by fewer people seeking EMS. Our number of emergency ground and air ambulance transports, as well as medically necessary non-emergency ground and air patient transports, may be unfavorably impacted by competition, an overall slow-down in economic activity, a decrease in hospital census levels, expansion of care outside of hospitals, hospitals retaining a greater number of patients who would have otherwise been transferred to another facility via ground or air ambulance, changes in the distance we transport our patients, increases in scheduled and unscheduled maintenance of our ambulances and aircraft, a decrease in road traffic volume because of unusually high fuel prices or other factors, weather patterns and climate change, the cost of the service or questions regarding the medical necessity for certain transports. Our number of medically necessary non-emergency ground ambulance transports may also be unfavorably impacted by payor pre-authorization requirements. Any significant reduction in the number of patient transports we make would have an adverse effect on our business, financial condition and results of operations.
Because our operations must be ready to transport patients when they need it, a substantial portion of our operating expenses are fixed, such as medical and other transport personnel wages and benefits, the cost of ownership of ground vehicles and aircraft, facility rents, and all forms of insurance, and must be paid even when we are not actively transporting patients and thereby generating revenue. A decrease in our revenues could therefore result in a disproportionately adverse effect on our earnings.
We are subject to decreases in our revenue if there are shifts in payor mix from commercial payors to governmental payors (such as Medicare or Medicaid) or to uninsured patients.
We respond to emergency requests for patient transport without regard to a patient’s ability to pay, and at the time of transport, we do not know the patient’s insurance or coverage status. Generally, we collect more revenue per transport from commercial payors than from governmental payors, and we collect more revenue per transport from governmental payors than from uninsured patients. As a result, we are subject to decreases in our revenue related to shifts in the mix of commercially-insured versus governmentally-insured versus uninsured-patient transports.
Similarly, as part of cost containment initiatives, health insurance coverage provided by employers may be reduced, resulting in an increase in the number of people covered by governmental insurance programs, an increase in the uninsured population, and a decrease in the ability to collect reimbursement from patients.

In addition, legislative initiatives at the federal and state levels may also result in increases in patients covered by governmental rather than private insurance programs.
Approximately 32%, 37% and 40% of our net transport revenue for the years ended December 31, 2025, 2024 and 2023, respectively, was derived from patient transports insured under Medicare and Medicaid. The rates paid for our services to Medicare and Medicaid patients are set by government fee schedules and are not negotiated; moreover, Medicare and Medicaid reimbursement rates and rates under other government healthcare programs that base reimbursement rates on Medicare or Medicaid fee schedules in certain jurisdictions and circumstances are below the cost of providing medical transportation. Ambulance providers and suppliers must accept the Medicare allowed charge as payment in full and not bill or collect from the beneficiary any amount other than the patient’s unmet deductible and the patient’s co-insurance amounts. As a result, our ability to pass on increased costs for operations to government healthcare program beneficiaries is partially limited. Medicare also requires mandatory assignment for all ambulance services. Therefore, if our costs, including for items such as wages, vehicles and fuel, increase materially, our profitability will be adversely affected because we will not be able to fully pass these costs on to our patients or their insurer.
Patients without insurance coverage represented approximately 2%, 2% and 2% of our patient net transport revenue during the years ended December 31, 2025, 2024 and 2023, respectively. Over the last three years, we typically collected less than 5% of our charges to uninsured patients due to greater difficulty recovering our full fees for services rendered to uninsured patients.
As a result, an increase in the number of individuals utilizing our services who do not have an ability to pay, or a shift in the mix of commercially insured versus governmentally insured versus uninsured patient transports, could materially and adversely affect our results of operations.
Changes in the rates paid by, or the coverage or reimbursement methodology used by, commercial insurers may adversely affect our revenue. In addition, delays in collection or non-collection of our accounts receivable could adversely affect our business, financial condition, and results of operations.
We derive a significant portion of our revenue from commercial health insurers who provide medical coverage for the patients we transport.
Most commercial health insurance plans include medically necessary, emergent ambulance transportation as a covered service. The amount of reimbursement, however, varies widely. While some plans reimburse billed charges, a percentage of billed charges or usual and customary amounts, many plans cap the reimbursement amount at a specifically allowed amount unilaterally determined by the plan. In-network providers agree to accept a specific reimbursement amount from the plan when providing covered services. The plan cannot change the agreed upon reimbursement amount without negotiating with the in-network provider or terminating the in-network agreement. For out-of-network providers, plans may unilaterally change their reimbursement amounts at any time. In addition, plans may establish billing and reimbursement procedures that disadvantage out-of-network providers, such as permitting electronic invoice submission or appeals only by in-network providers and sending reimbursement checks directly to patients. Our customers may also exert increased pressure on us to become in-network and accept lower payment rates. Prompt billing and collection of receivables from third-party payors are important factors in our liquidity, and our business is characterized by delays from the time we provide services to the time we receive reimbursement or payment for these services. Having a diversified payor mix requires expertise and compliance across multiple coding, billing, and revenue recognition functions. We bill numerous and varied payors, and they typically have different billing requirements that must be satisfied prior to receiving payment for services rendered. There can be no assurances that we will be able to maintain historical collection and payment rates from payors.
Any decreases in the rates used by those commercial health insurers to reimburse for our services could have a significant adverse impact on our revenue and financial results. Furthermore, third-party payors are increasingly challenging the coverage of our services, including medical necessity, which could have a significant adverse impact on our revenue and financial results and may result in retroactive reimbursement demands, adjustments or clawbacks.
A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights and historical experience. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies, could have a material negative impact on our results of operations and liquidity and could be required to record credit losses in our consolidated financial statements.
If Medicare, Medicaid or other governmental rates for our services are reduced, or if related funding for our services is limited, or if the number of individuals eligible for Medicare and Medicaid programs is reduced, our business may be adversely impacted.
We derive a significant portion of our revenue from Medicare, Medicaid and other governmental programs that provide medical coverage for the patients we transport, including other government healthcare programs that base reimbursement rates on Medicare or Medicaid fee schedules. Net revenue from Medicare and Medicaid accounted for approximately 32%, 37% and 40% of our net transport revenue for the years ended December 31, 2025, 2024 and 2023, respectively. The rates paid for our services to Medicare and Medicaid patients are set by government fee schedules and are not negotiated. Any decreases in the rates, or adverse changes to the method of reimbursement, used by those governmental insurers to reimburse for our services or reductions in the number of individuals eligible for Medicare and Medicaid programs, could have a significant adverse impact on our revenue and financial results.
Government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for ambulance services. Budget pressures, reductions in spending, and legislative, regulatory, and policy changes may result in a reduction in Medicare or Medicaid reimbursement, in a reduction in covered services in an attempt to contain costs or in a reduction in the number of individuals who are eligible for Medicare and Medicaid program. In addition, if at any time the federal government is not able to meet its debt payments unless the federal debt ceiling is raised, and legislation increasing the debt ceiling is not enacted, the federal government may stop or delay making payments on its obligations, including funding for government programs, such as Medicare and Medicaid. Further, any failure by the Congress to complete the federal budget process and fund government operations may result in a shutdown, and, as a result, the temporary Medicare add-on payments for ground ambulance services (urban, rural, and “super rural”) expire at the end of the fiscal year, and the Medicare payment amounts for dates of service in the new fiscal year may not take into account the temporary add-on payments, unless the add-on payments are again passed by Congress and made effective retroactively.
In recent years, Congress has consistently, and the executive branch has recently, attempted to curb spending on, and resources and staff that implement Medicare, Medicaid and other programs funded in whole or part by the federal government and could institute changes that would impact Medicare payments for ambulance services. For example, Congress has mandated that the Medicare Payment Advisory Commission (“MedPAC”) provide it with recommendations regarding certain aspects of the Medicare Ambulance Fee Schedule. MedPAC issued a Report to the Congress on Medicare and the Health Care Delivery System in June 2013. In that report, MedPAC recommended reductions in payment for some types of ambulance services and increases in others. The Bipartisan Budget Act of 2018 (“BBA”) required the Centers for Medicare & Medicaid Services (“CMS”) to issue regulations for a ground ambulance data collection system and required MedPAC to submit periodic reports to Congress on the data collected, the adequacy of payments for ground ambulance, and geographic variations in the cost of services. The first Medicare Ground Ambulance Data Collection System (GADCS) report was published in December 2024. See also “— Federal ‘surprise medical billing’ legislation and regulations, as well as state surprise billing legislation and regulations, could adversely affect our ability to recover charges for our services and may lead third-party commercial payors to terminate and renegotiate existing contracts and reimbursement rates, which may also adversely affect our business, financial condition, results of operations and cash flows.” On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). OBBBA has and may continue to significantly reduce federal spending on Medicaid and limit Medicaid eligibility. However, we estimate only a small percentage of former Medicaid members would need to be moved to commercial plans to offset the impact. The law also requires states to establish work requirements and conduct more frequent participant eligibility redeterminations, among other modifications. Although the full impact of the

OBBBA is uncertain at this time, these changes are expected to reduce enrollment in state Medicaid programs. The timing and magnitude of the reductions may vary by state depending on how quickly states implement the changes, how states may adapt their future tax and Medicaid funding policies in response, as well as other macroeconomic factors. Other potential impacts of OBBBA on our business will depend on other federal directives. See also “— Our results of operations could be adversely affected by significant healthcare reform legislation. We are unable to predict what changes, if any, might occur in the future or when any such changes might occur.”
Additionally, regulators are increasing scrutiny of claims, which may require additional resources to respond to audits, and which may cause additional delays or denials in receiving payments. Medicare currently provides for an annual adjustment of the various payment rates based upon the increase or decrease of the medical care expenditure, which may be less than actual inflation, and if we do not manage the cost of providing services, such an annual adjustment may adversely impact our business, financial condition, and results of operations. This adjustment could be eliminated or reduced in any given year. Congress also passed legislation that resulted in aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032.
In addition, the VA has introduced regulations that could have substantially curtailed reimbursement rates for services provided to VA beneficiaries. In February 2023, the VA issued a final rule (the “VA Final Rule”) establishing a new payment methodology for special modes of ground transportation. The VA Final Rule was set to take effect in February 2024. In December 2023, the VA delayed the effective date of the VA Final Rule to February 2025. The VA Final Rule was challenged in the United States Court of Appeals for the Federal Circuit. On December 9, 2024, the court issued a decision vacating the VA Final Rule as exceeding the statutory authority vested in the VA. We cannot predict whether similar regulations may be proposed in the future (or how and whether those regulations could be challenged).
State and local governments have also attempted to curb spending on those programs for which they are wholly or partly responsible. In addition, state and local government regulations or administrative policies regulate ground ambulance rate structures in some jurisdictions in which we conduct transport services. Certain state-level measures may impact our business now and in the future. See, e.g., the California Protect Access to Healthcare Act of 2024. We cannot predict whether or how future state-level government spending measures may affect our business or financial condition. We may be unable to receive ambulance service rate increases on a timely basis where rates are regulated or to establish or maintain satisfactory rate structures where rates are not regulated.
We cannot assure you as to the ultimate content, timing or effect of changes, nor is it possible at this time to estimate the impact of potential legislation or regulations. Further, it is possible that future legislation enacted by Congress or state legislatures could adversely affect our business or could change the operating environment of our customers. It is possible that changes to Medicare or other government reimbursement programs may serve as precedent to similar changes in other payors’ reimbursement policies in a manner adverse to us.
In addition, our 911 ground ambulance rates are typically regulated by a local governmental entity in the area in which we operate. Those rates are often set in connection with the public bidding for the right to conduct operations in an exclusive area with limited ability to increase rates during the term of the agreement without consent from the authorizing governmental entity. If we request rate increases due to increased costs such as wages or fuel, but those rate increases are not approved, our results could be adversely affected. Further, these rates function as a ceiling and not a floor on reimbursements, as payors, including Medicare, Medicaid and some private insurance companies, are not required to pay those local governmentally approved rates, often reimbursing based on their own fee schedules and allowed rates instead.
We cannot assure you that we will be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise. In addition, we cannot assure you that federal, state and local governments will not impose reductions in the fee schedules or rate regulations applicable to our services in the future. Any such reductions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services, including rising costs due to wage inflation.
Reimbursement payments under Medicare and Medicaid for our services are at predetermined reimbursement rates. Consequently, our profitability largely depends upon our ability to manage the costs of providing these services. We cannot be assured that reimbursement rates under Medicare and Medicaid or under other government healthcare programs that base reimbursement rates on Medicare or Medicaid fee schedules will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Payors may be unable or unwilling to increase reimbursement rates sufficiently to offset the impact on us or, in cases where payors do increase reimbursement rates, such increases may not occur concurrently with the increase in wage rates. Increases in operating costs, such as labor and supply costs, without a compensating increase in reimbursement rates, could have a material adverse effect on our business. We rely on highly trained personnel to provide our services, and we must pay competitive wages to attract these personnel. Recently, we have struggled to compete for some emergency medical personnel against, for example, retail establishments across the country, as well as hospitals and other medical service providers. Increases in operating costs such as labor and supply costs, without an offsetting increase in reimbursement rates, could have a material adverse effect on our business.
We have a history of losses and can provide no assurance of our future operating results.
We have experienced net losses in three of the last five years and such losses may occur again in the future. For the years ended December 31, 2025, 2024 and 2023, we had net income (loss) of approximately $206.2 million, $20.4 million and $(202.7) million, respectively. While we earned net income in fiscal year 2024, we may encounter unforeseen difficulties, complications and other unknown factors, or otherwise experience a decrease in revenue and/or an increase in operating expenses due to the risks described herein, in each case that impact our financial condition and results of operations. As a result, we may not be able to sustain profitability.
Federal “surprise medical billing” legislation and regulations, as well as state surprise billing legislation and regulations, could adversely affect our ability to recover charges for our services and may lead third-party commercial payors to terminate and renegotiate existing contracts and reimbursement rates, which may also adversely affect our business, financial condition, results of operations and cash flows.
Historically, when we provided services as an “out-of-network” provider to a patient insured by a commercial insurance plan, we would generally bill the patient for the difference between what the insurer paid and our billed charges, a practice known as “balance billing.” For emergency services, this practice can result in a “surprise bill,” a medical bill that arises when an insured patient receives care from an out-of-network emergency care provider resulting in costs not expected by the patient.
Enacted in December 2020, the No Surprises Act is aimed at preventing or limiting “surprise billing” in certain circumstances through a suite of legislative and regulatory reforms that took effect in January 2022. The No Surprises Act and implementing final rules seek to address surprise bills for certain emergency and non-emergency services, including out-of-network emergency care provided at out-of-network facilities or at in-network facilities by out-of-network providers and out-of-network non-emergency care provided at in-network facilities without the patient’s informed consent and will apply to (or may affect) self-funded employer plans, individual or group health plans, health insurance issuers and providers (other than ground ambulances) at a federal level. Many states had previously addressed balance billing or surprise medical bills, and state laws and regulations vary in their approach.
In general, the federal No Surprises Act prohibits balance billing by limiting patient costs for such services to in-network cost-sharing amounts and by banning providers (other than ground ambulance providers) from billing patients above these cost-sharing amounts. The No Surprises Act also requires out-of-network providers and payors to negotiate payment for the out-of-network claims and creates an Independent Dispute Resolution (“IDR”) process to handle payment disputes that cannot be resolved through direct negotiation between the provider and the payor. The payors must make direct payments to such providers in amounts that comply with the No Surprises Act. The law applies to emergency services provided by out-of-network air ambulance providers, but not ground ambulance providers, and required a federal advisory committee to study the issue of ground ambulance balance billing and subsequently recommend options to protect patients from “surprise bills.”
The No Surprises Act and implementing regulations on air ambulance services data, which are expected to be finalized at the end of 2025, will require air ambulance providers to submit cost data for air ambulance services furnished by the provider, information on the number of air ambulance transports, disaggregated by payor mix, and additional information, including data regarding claims denied payment by group health plans and health insurance issuers. The proposed rule issued by the U.S. Department of Health and Human Services (“HHS”), the Departments of Labor and the Treasury, and the Office of Personnel Management in September 2021 would also permit HHS to impose a civil monetary penalty of up to $10,000 per violation if an air ambulance provider fails to submit the required data. The No Surprises Act also created an advisory committee on ground ambulance and patient billing, which completed its report with all recommendations on March 29, 2024, and it was submitted to Congress on August 28, 2024. The report noted that the committee was unanimous on the need to take consumers who have health coverage for emergency services out of the middle of ground ambulance emergency service billing disputes between ground ambulance providers/suppliers and insurance companies and group health plans. There was broad consensus among committee members to recommend mandatory coverage of, and prohibition of balance billing for, ground ambulance EMS when plans or issuers cover any emergency services. Most supported mandatory coverage and inclusion in Essential Health Benefits definitions, not only for ground ambulance services that result in transport to a hospital, but also for emergency interfacility transports and EMS that do not result in transport. A large majority of the committee supported establishing a fixed dollar cap on cost sharing that would apply before the requirement of a covered individual to meet their annual deductible. A majority of the committee supported establishing a minimum required out-of-network payment amount to ground ambulance providers/suppliers determined by a hierarchy starting with the amount specified in State balance billing law, if one exists, and, if not, to locally set regulated rates. The recommendation did not include any limit on such state or locally set rates. However, the committee recommended that in order for such state or locally set rates to qualify as the minimum required payment, the rate-setting process would have to meet certain guardrails specified by Congress. The committee recommended a number of such guardrails, including rate-setting through a public process and full transparency and public reporting of rates for accessible public viewing. If neither state nor local rates apply, and no amount is agreed to between the payor and the out-of-network provider/supplier (single-case rate), then the minimum required payment would default to a Congressionally determined multiple of Medicare rates, or other amount for non-Medicare-covered services. The committee did not recommend a specific multiple or percentage increase over Medicare rates.
HHS and the Departments of Labor and Treasury continue to issue guidance regarding the implementation of the No Surprises Act (in particular, with respect to the dispute resolution processes), and the agencies’ interpretations of the law’s requirements have continued to evolve. We are monitoring the agencies’ updates, and continually refining our compliance mechanisms to remain in compliance with the No Surprises Act. In 2021, HHS and other governmental entities including the Departments of Labor and the Treasury, issued interim final rules with request for comments (“IFR”) to implement provisions of the No Surprises Act. Certain provisions of the IFR were vacated by a federal district court in February and July 2022. HHS and the Departments of Labor and the Treasury then issued a final rule on August 26, 2022, finalizing disclosure requirements relating to information that group health plans and health insurance issuers offering group or individual health insurance coverage must share about the Qualifying Payment Amount (“QPA”), which the departments have stated is generally based on the median contracted rate for a qualified IDR item or service, and requirements related to the consideration of information when a certified IDR entity makes a payment determination under the federal IDR process. The No Surprises Act and the final rule continue to be subject to various legal challenges. As a result of ongoing lawsuits, portions of the regulations and guidance materials have been vacated, and CMS has, on several occasions, paused and resumed IDR process operations, causing significant delay in the processing of claims. On October 27, 2023, HHS, the Department of Labor, the Department of the Treasury, and OPM issued a proposed rule intended to improve the functioning of the federal IDR process. The final results of such legal challenges and the outcome of legislative efforts to modify the final rule is uncertain and the likelihood of success is difficult to predict.

The No Surprises Act and the IFR may have a material adverse impact on out-of-network reimbursement that we receive for air ambulance services. Because of the many variables involved, including uncertainties surrounding implementation of the IFR and any future legislation or rulemaking that could directly impact the effect that the No Surprises Act may have, we are unable to predict the net effect on operations of the No Surprises Act at this time. The No Surprises Act may materially and adversely affect our business, financial condition and results of operations. We cannot predict the ultimate direction or scope of any impact that these changes will have on our ability to contract with private payors at favorable reimbursement rates or to remain in contract with such payors, nor can we provide any assurance that future legislation or regulations will not lead to lower reimbursement and collection rates and have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our securities.
A number of state governments have also enacted or may enact legislation on surprise medical bills, which may adversely affect our ground ambulance revenue in those states. These measures could limit the amount we can charge and recover for certain services we furnish where we have not contracted with the insurer, and therefore could have a material adverse effect on our business, financial condition, results of operations and cash flows. State surprise billing laws have established payment standards based on the median in-network rate or a multiplier of what Medicare would pay. These payment standards are often less than the average out-of-network payment and could therefore have an adverse effect on reimbursement rates, and we may experience additional impacts if more states adopt such laws.
Moreover, these measures could affect our ability to contract with certain payors or under historically similar terms, and may cause, and the prospect of these changes may cause, payors to seek to terminate or modify their contracts with us, further affecting our business, financial condition, results of operations and cash flows. There is also risk that additional legislation at the federal and state level will give rise to major third-party payors leveraging this legislation or related changes as an opportunity to terminate and renegotiate existing reimbursement rates, which may also adversely affect our business, financial condition, results of operations and cash flows.
We are subject to decreases in our revenue if we experience deterioration in the collectability of patient responsibility accounts or charges for uninsured patients.
We experience collection risks related to patient responsibility amounts for patients who owe co-payments and deductibles and uninsured patients. Many patients we transport who have either commercial insurance coverage or governmental insurance coverage (other than Medicaid) owe a patient responsibility amount, such as co-insurance, co-pays or deductibles in connection with their transport. Our ability to collect patient responsibility accounts may be impacted by the economic ability of patients to pay, the effectiveness of our collection efforts and statutory, regulatory and investigatory initiatives. Moreover, we bill patients without insurance coverage for our charges in providing services, though over the last three years, we have typically collected less than 5% of our charges from such patients due to greater difficulty recovering our full fees for services.
We do not verify the creditworthiness of a patient prior to transport. If the amount of a patient’s financial responsibility increases, because of higher deductibles or otherwise, it will be more difficult to collect that additional amount from the patient than from an insurer, which could decrease our revenue. If our ability to collect a patient’s financial responsibility declines, or if we experience increases in the number of uninsured patients, our business, financial condition, results of operations and cash flows could be adversely affected.
Our helicopter emergency air ambulance operations are affected by adverse weather conditions and physical impacts of climate change, which could adversely impact our results of operations.
Weather is one of the largest contributors to cancelled flights and is an important determinant in patient air transport volumes in any period. Air medical helicopters flying under visual flight rules, as well as those flying under Instrument Flight Rules, often cannot satisfy a patient transport request during inclement weather. Any weather resulting in poor visibility, high winds, ice or heavy precipitation can reduce patient transport volumes. When weather criteria are not met, pilots and crews turn down a patient transport request, thereby generating a weather cancellation. For 2025, 17.2% of our patient emergent air transport requests were cancelled due to weather, compared to 16.2% in 2024 and 14.6% in 2023.
Weather also influences human activity levels, and less outdoor activity occurs during times of inclement weather. Because outdoor activity levels drive trauma incidence, adverse weather conditions can often reduce the number of patient transport requests. In addition, severe weather for an extended period of time can lead referring agencies to become accustomed to cancelling flights. They can therefore forego making the effort to request a patient transport, thereby reducing demand for our services in a way that we cannot accurately measure. As a result, prolonged periods of adverse weather conditions can have a material adverse effect on our business, financial condition, results of operations and cash flows. Typically, the months from November through February have lower flight volume and air transport requests due to weather conditions, resulting in lower patient transport revenue during these months. Adverse weather conditions could also cause disruptions to our ground medical transport operations, including delays, vehicle collisions and other accidents and patient care incidents, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The physical impacts of climate change, including the increased frequency and severity of storms, flooding, drought and fire, could also adversely affect our operations, including impacting our ability to fulfill our contracts or to operate certain facilities, as well as damage our properties and interrupt or reduce demand for our services in affected locations.
If we are unable to maintain our corporate reputation and relationships with existing patient referral sources or establish new referral sources, our business, financial condition, results of operations and cash flows could be materially adversely affected.
We believe that our success is heavily dependent on referrals from first responders, hospitals, non-emergency healthcare departments, other institutional healthcare providers and other sources in the communities we serve, and on our ability to maintain good relationships with these referral sources. Our referral sources are not obligated to refer patients to us and may refer their patients to other providers. We believe that our growth and profitability depend, in part, on our ability to establish and maintain close working relationships with these patient referral sources and to comply with applicable laws with respect to such relationships. Our ability to attract and retain referral sources could also be adversely affected if we fail to provide or maintain a reputation for providing cost-effective care as compared to other providers in the same geographic area. Adverse publicity surrounding any aspect of our business, including our failure to provide proper care, staffing, or training, incidents, employee misconduct, litigation, licensure actions, changes in public perception of our services or government investigations of our operations could negatively affect our overall reputation, the willingness of other providers and organizations to refer patients to us, of patients to use our services, and our ability to retain agreements or obtain new agreements. Increased government scrutiny may also contribute to an increase in compliance costs. Any of these events could have a negative effect on our business, financial condition, and operating results.
If we lose, or fail to maintain, existing relationships or fail to develop new referral relationships or if we are perceived by our referral sources for any reason as not providing high-quality or cost-effective patient care and solutions, our patient volumes and the quality of our patient mix could suffer, and our revenue and profitability could decline.
Our revenue would be adversely affected if we lost, or suffered a reduction in service needs under, existing contracts, including ground ambulance contracts and our partnership with FEMA.
Substantially all our ground ambulance transport revenue is generated under contracts, including exclusive contracts to provide “911” services in an area. The initial term of these contracts to provide “911” services generally range from three to five years, with renewals or extensions up to five additional years depending on the size, location and requirements of the “911” system. In addition, we also provide ambulance services to significant private customers under contracts. Our contracts may be terminable by either of the parties upon notice, with notice periods typically ranging from 180 to 365 days. These contracts also impose financial or other penalties, including termination, if we fail to meet performance standards. Any of these contracts may not be renewed or, if renewed, may contain terms that are not as favorable to our ground ambulance operations as our current contracts. We cannot assure you that our ground operations will be successful in retaining its existing contracts on comparable or better terms, if at all, or that any loss of contracts would not have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, certain contracts will expire during each fiscal period, and we may be required to seek renewal of these contracts through a formal bidding process that often requires written responses to a request for proposal. We cannot assure you that we will be successful in retaining such contracts or that we will retain them on terms that are as favorable as present terms.
We are FEMA’s only EMS partner to provide ground ambulance, air ambulance, paratransit services and non-ambulance EMS personnel to supplement the federal and military response to a disaster, act of terrorism or any other public health emergency. Our revenue could be adversely affected by a reduction in FEMA funding for contractor EMS services, changes that resulted in the elimination of FEMA as an agency, or changes to FEMA’s role in disaster response as compared to state and local governments. For the years ended December 31, 2025 and 2024, revenue from our contract with FEMA accounted for approximately 0.1% and 3.3% of total revenue, respectively. Our revenue could be adversely affected by a reduction in FEMA funding for contractor EMS services. The second Trump Administration initiated a reduction in workforce of FEMA employees and contractors and also created, via executive order, a review council to assess FEMA and advise on changes to FEMA. While we continue to monitor all relevant legal and policy changes, we cannot predict whether or how these changes to FEMA could impact our contract with FEMA in the future. The contract is valid through April 30, 2026, and the option to extend the contract through April 30, 2027 is in process with FEMA; however, FEMA reserves the right to terminate our contract or any part thereof for cause, and for its sole convenience. Reduction in FEMA’s EMS service needs, loss of primacy, or severance of our partnership with FEMA would adversely affect our revenue.
Our inability to attract and retain qualified nurses, paramedics, emergency medical technicians, pilots, mechanics and other skilled personnel could adversely affect us.
We rely on highly skilled personnel to provide our services. We also must meet certain staffing requirements under federal, state and local legislation, applicable regulations and service contracts. Our ability to attract and retain qualified nurses, paramedics, emergency medical technicians, pilots, mechanics and other highly skilled personnel is critical to our operations. The market for the experienced and highly trained personnel that we need is extremely competitive. We compete with other healthcare providers for talent, and in many cases the pool of potential candidates does not meet industry demand, particularly for pilots, mechanics, and paramedics. Many of our positions require numerous years of experience, proper licensure and credentialing, and demonstrated skills and abilities to work under often extreme circumstances. We also operate in many rural markets, which can further limit the pool of available talent, or can increase the cost of relocating personnel to those areas. As such, finding and attracting qualified candidates is a time-consuming and resource-intensive undertaking.
Moreover, we must be able to provide these candidates with a compelling reason to join and stay with the organization. We need to provide our personnel with attractive assignments, competitive compensation and benefits packages, and a workplace that supports their wellbeing. We compete with private and public sector employers. If we are not able to meet, and in some markets exceed, market competitive wages and benefits, we may be unable to hire or retain necessary staff on acceptable terms. We rely on temporary, part-time personnel in addition to strike teams to enhance our staffing requirements. Increased reliance on these resources, as well as recruiting, marketing and orientation activities to address the attraction and retention of our highly skilled personnel, may increase our costs of operations Any of these developments could adversely affect our business, financial condition, results of operations and cash flows.
Our business requires substantial capital expenditures and working capital financing. We may be unable to obtain needed capital or financing, or be unable to obtain aircraft financing arrangements, on satisfactory terms or at all.
Our capital expenditure requirements relate primarily to purchasing new aircraft and ground ambulance units, crew quarters and hangar equipment, as well as maintaining and upgrading our existing aircraft, vehicle fleet and medical equipment to serve our customers and remain competitive. The aging of our vehicle fleet requires us to make regular capital expenditures to maintain our current level of service. Changing competitive conditions or the emergence of any significant advances in medical technology could also require us to invest significant capital in additional equipment or capacity in order to remain competitive. If competitors introduce new technology, dispatchers and hospitals may prefer to use their services over ours. To the extent that we do not generate sufficient cash from our operations to fund these capital expenditures, we will need to raise additional funds through public or private debt or equity issuances. Funds from these sources may not be available on favorable terms, if at all. If we are unable to fund any such investment or otherwise fail to invest in new aircraft, ground ambulance units or medical equipment, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Insufficient funding may also result in our inability to acquire additional aircraft or vehicles, maintain our existing fleet or take advantage of business opportunities, any of which could harm our business.
Similarly, we may be unable to invest in new aircraft through acceptable financing arrangements or at all. As of December 31, 2025, we financed through lease or debt agreements 137 of our 513 aircraft. Based on several factors, including available finance terms and rates, the requirements of our customers, the value of aircraft and the market conditions for aircraft financing, we may need, or desire, to continue to finance a similar portion of our fleet or to increase the portion of our fleet that we finance. However, due to, among other things, market conditions (including the impact of higher interest rates) or our financial condition at the time, we may not be able to enter into financial arrangements on terms as favorable as we desire or expect. To the extent we are unable to continue to finance aircraft or increase our number of financed aircraft, particularly if we are also unable to finance the purchase of new aircraft, we may be unable to maintain a sufficient number of aircraft in our fleet, our operations or growth may be limited, and our results of operations and financial position may be adversely affected.
We are dependent on a limited number of third-party vendors for certain equipment and services, which could impair our ability to obtain the equipment and services we need to operate our business if those vendors were unable or unwilling to deliver such equipment or services under our existing arrangements.
We are dependent on a limited number of third-party vendors for our equipment and services, particularly relating to our helicopters and medical supplies.
We currently obtain a substantial portion of our helicopters and helicopter spare parts and components from a limited number of suppliers and maintain supply arrangements with other parties for our engine and related dynamic components. We do not have an alternative source of supply for parts and components purchased from these suppliers. Further, due to our extensive use of these aircraft, our business could be significantly disrupted if a Federal Aviation Administration (“FAA”) airworthiness directive or a service bulletin, whether issued by the FAA, a supplier or one of the manufacturers of components of one of our aircraft, was issued and that directive or service bulletin imposed significant operating limitations or resulted in the grounding of aircraft of the type we operate while the defect was being corrected. Any such directive or service bulletin affecting these aircraft could ground a substantial portion of our fleet, and we may be unable to procure compliant aircraft within a reasonable time. Any of these pronouncements could have a material impact on our results of operations.
We are also dependent on third-party suppliers for medical supplies used in providing our services. The unavailability of adequate medical supplies or higher prices for these items could have an adverse effect on our cost of operations and profitability.
Due to high demand, our vendors may experience backlogs in their manufacturing schedules and needed supplies and equipment may be in limited supply from time to time, which could have an adverse impact on our ability to maintain and repair our equipment and provide our services. Moreover, a global health pandemic could disrupt international supply chains, impacting the availability and cost of medical supplies used in providing our services, as well as with the availability of larger asset purchases (including vehicles and components for these assets) that we undertake in the ordinary course of business. Failure or significant delay by our vendors in providing necessary parts and supplies could, in the absence of alternative sources of supply, have a material adverse effect on our business. Cost increases may not result in an increase in our reimbursement rates. An unusually high increase in the price of parts, supplies or components, due to tariffs or other inflationary pressure, that cannot be fully passed on to our customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Inflationary pressure, particularly increases in fuel costs may negatively impact our operations, as these costs may increase as a percentage of our revenue.
The cost and availability of fuel are influenced by many economic and political factors and events occurring in oil-producing countries throughout the world. The price per barrel of oil has fluctuated significantly over the past several years. On February 28, 2026, the United States and Israel initiated air strikes against Iranian military targets and leadership. Since then, retaliation by Iran against United States and Israeli interests in the Middle East has been widespread. The conflict has resulted in, and could continue to result in, delays or rerouting of crude oil and related fuel increases, heightened security risks, and increased macroeconomic volatility, which could have a material impact on our business. We cannot predict the future cost and availability of fuel or the impact of disruptions in oil supplies or refinery production from natural disasters. The unavailability of adequate fuel supplies or higher fuel prices could have an adverse effect on our cost of operations and profitability. Similar to other cost increases, we may be limited in our ability to pass on increased costs to third-party payors due to fee schedules. While the price per barrel of oil has fluctuated significantly over the last few years, the schedules used by Medicare and Medicaid, for example, look to inflation in general, of which oil is only a small component.
Our emphasis on servicing rural communities exposes us to risks.
Historically, a significant portion of our emergency air patient transports originated in “rural” or “super rural” zip codes, as identified by CMS. As of December 31, 2025, we cover more than 45% of rural counties, and our emphasis on rural service exposes us to certain risks, such as hiring and retaining employees and the expansion of definitive healthcare into these rural environments. In addition, the Medicare fee schedule currently provides higher reimbursement rates for rural transports compared to urban transports since rural environments are where the greatest need for access to emergent healthcare exists. If this schedule were to change, it could adversely impact our results of operations.
While a far less portion of our emergency ground patient transports originate in rural or super rural zip codes, on November 16, 2015, CMS published a final rule addressing several aspects of the Ambulance Fee Schedule (the “November 2015 Rule”). Under the November 2015 Rule, CMS extended certain temporary ground ambulance bonuses through December 31, 2017, as mandated by the Medicare Access and CHIP Reauthorization Act of 2015. The bonuses, also known as add-on payments, include a 2% bonus for non-rural areas, a 3% bonus for rural areas and a 22.6% bonus for super rural areas. The BBA then extended these ground ambulance bonuses or add-on payments through December 31, 2022, and through a series of legislation, have been extended through December 31, 2025. These bonuses only apply to ground transport. In the event that Congress fails to pass additional extensions in the future, or ensure that, if the add-on payment bonuses expire, they are paid retroactively, the Medicare reimbursement for our ground transport services may decrease accordingly and may adversely impact our results of operations.
Under the November 2015 Rule, CMS also continued to use delineations set forth in the Office of Management and Budget’s February 28, 2013 bulletin (No. 13-01) and recent modifications of the Rural-Urban Commuting Area codes to designate rural areas for purposes of payment under the Ambulance Fee Schedule. Future changes to geographic area designations may result in lower reimbursement rates for our services provided in previously rural-designated areas.
Patient transport operations involve risks, and our reputation, business, financial condition, results of operations and cash flows could be materially and adversely affected in the event of an accident or other incident during a transport.
An accident or incident involving one of our aircraft or ground ambulance units or a failure to provide quality care during a transport, could result in significant claims against us for injury or loss of life or malpractice claims. We could also be required to repair or replace damaged aircraft and ground ambulance units and be subject to their consequential temporary or permanent loss from service. Substantial claims resulting from an accident or incident in excess of our insurance coverage could materially and adversely affect our business, financial condition, results of operations and cash flows.
Due to the nature of the aviation services we provide, risks are often compounded by flight operations conducted at low altitudes and during periods of reduced visibility. Moreover, our customers consider safety and reliability as two primary attributes when selecting a provider of air medical services. Any aircraft accident or incident, even if fully insured or experienced by a competitor, could cause a perception among our customers or the general public that our air medical transport operations are less safe or reliable than other ambulance transport means, which could materially and adversely affect our business, financial condition, results of operations and cash flows. Accidents or incidents among air medical transport operations generally, whether national operators or small local providers, also could cause a negative perception of air medical transport providers, including the Company, and could adversely impact the willingness of hospitals, other dispatchers or patients to use air medical services.
We may make acquisitions which could divert the attention of our management, and which may not be integrated successfully into our existing business. Any failure by us to manage or integrate acquisitions, divestitures, and other significant transactions successfully may have a material adverse effect on our business, financial condition, and results of operations.
We intend to continue undertaking strategic and accretive acquisitions and integrating acquired businesses into our existing operations. For example, over the last five years, we have acquired three air medical providers and six ground medical providers, and we continue to evaluate potential acquisition targets. We believe that there are risks related to acquiring companies. Such risks include: overpaying for acquisitions, losing key employees, strategic partnerships, or patients of acquired companies, failing to effectively integrate acquired companies, allocating substantial operational, financial and management resources in integrating new businesses, the assumption of liabilities and exposure to unforeseen liabilities of acquired operations, the incurrence of substantial unanticipated costs or problems associated with acquired businesses or the investigation of potential acquisition targets, and experiencing delays or failure in achieving potential synergies. We cannot assure you that expansions or acquisitions will be completed on acceptable terms, that our due diligence process will uncover all potential liabilities or issues affecting our expansion and integration process or that we will be able to successfully integrate the operations of any acquired business into our existing business. Further, following completion of an acquisition, we may not be able to maintain the levels of revenue, earnings or operating efficiency that we and the acquired business have achieved or might achieve separately.
Furthermore, expansions or acquisitions into new geographic markets and services may require us to comply with new and unfamiliar legal and regulatory requirements, which could impose substantial obligations on us and our management, cause us to expend additional time and resources and increase our exposure to penalties or fines for non-compliance with such requirements. Acquisitions could also be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business could divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In particular, the integration process may temporarily redirect resources previously focused on reducing cost of services, resulting in lower gross profits in relation to revenues. The process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations. Additionally, in some acquisitions, we may have to renegotiate, or risk losing, one or more third-party payor contracts. We may also be unable to immediately collect the accounts receivable of an acquired entity while we align the payors’ payment systems and accounts with our own systems and may have difficulties in recouping partial episode payments and other types of misdirected payments for services from previous owners. Certain transactions can require licensure changes which, in turn, result in disruptions in payment for services.
In addition, we may borrow money to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms, if at all, and may increase our leverage. Furthermore, in certain circumstances, we could be required to pay or be involved in disputes relating to termination fees or liquidated damages if an acquisition is not consummated, the payment of which could have a material adverse effect on our business, financial condition, or results of operations.
Furthermore, we have in the past, and may in the future, make strategic divestitures from time to time. With respect to any divestiture, we may encounter difficulty finding potential acquirers or other divestiture options on favorable terms. Any divestiture could affect our profitability as a result of the gains or losses on such sale of a business or service, the loss of the operating income resulting from such sale or the costs or liabilities that are not assumed by the acquirer that may negatively impact profitability subsequent to any divestiture. We may also recognize impairment charges as a result of a divestiture.
If we fail to manage organizational change effectively, we may be unable to execute our business plan, maintain our high levels of service or adequately address competitive challenges.
We have experienced, and may continue to experience, organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organizational structure may become more complex as we expand our operational, financial, and management controls, as well as our reporting systems and procedures as a public company. We may require significant capital expenditures and the allocation of valuable management resources to grow and evolve in these areas. We must effectively increase our headcount, ensure our personnel have the necessary licenses and competencies, and continue to effectively train and manage our employees. We will be unable to manage our business effectively if we are unable to alleviate the strain on resources in a timely and successful manner. If we fail to effectively manage change or fail to ensure that the level services provided by our employees complies with regulatory and contractual requirements, the quality of our services may suffer, which could negatively affect our brand and reputation, harm our ability to attract and retain patients, customers, referral sources, and employees, and lead to the need for corrective actions.
In addition, as we expand our business, it is important that we continue to maintain high levels of patient service and satisfaction. If we are unable to continue to provide high quality care that meets the regulatory requirements and generates high levels of patient satisfaction, our reputation, as well as our business, results of operations and financial condition would be adversely affected.
Our services must integrate with a variety of operating systems, devices and software, and our business may be materially and adversely affected if we are unable to ensure that our services interoperate with such operating systems, devices and software and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.
Our business operations are highly dependent on maintaining effective and secure information systems, and require us to integrate various information technology systems, including operating systems, software, hardware, equipment and other devices. In addition, our ability to effectively manage our business depends on the proper functioning, availability and security of our information systems, as well as those of our third-party service providers, as well as the integrity and timeliness of the data we use to serve our patients, support employees and operate our business. Our ability to effectively manage our business and coordinate the provision and billing of our services and prompt, accurate documentation of the care and services we provide depends significantly on the reliability and capacity of these systems. We rely on these providers to provide continual operation, as well as maintenance, enhancements, and security of any protected and/or confidential data (including PII).
Our systems, and those of our third-party service providers, are vulnerable to damages, failures, malfunctions, outages or other interruptions which could be caused by a number of factors such as power outages or damages, telecommunications problems, data corruption, software errors, human error, computer viruses, defects and other errors, physical or electronic break-ins, theft, design defects, network failures, security breaches, cyberattacks, acts of war or terrorist attacks, fire, flood, and natural disasters. A system failure, outage or other interruption may also cause the corruption or loss of important, confidential, and/or protected data (including PII). See “— Risks Related to Regulatory Requirements — Our Processing of personal information, including PHI and PII, is subject to federal, state and certain international privacy and security laws and regulations, as well as other obligations, and our actual or perceived failure to comply with those laws, regulations and obligations or to adequately secure the information we hold could result in significant liability or reputational harm.” Furthermore, our third-party providers’ existing safety systems, data backup, access protection, user management, information technology emergency planning, and other security measures may not be sufficient to prevent data loss or long-term network outages.
From time to time, including in connection with acquisitions, new or revised regulatory requirements or new service offerings, we have needed to, and, in the future, we expect to further need to, upgrade and/or integrate new information technology systems in order to support our business operations. These upgrades and integrations may require us to make significant changes to our systems, which may impose additional costs on us, delay rollout of new business services or otherwise divert management and employee resources from core operations. In the event that we fail to successfully update and integrate information technology systems or in the event of any material disruption, outage or slowdown of our systems or those of our third-party providers, our business, financial condition, results of operations and cash flows may be materially and adversely affected.
We have a large amount of goodwill and other intangible assets, such as intellectual property, as a result of acquisitions. Any impairment of such goodwill and other intangible assets may adversely impact our financial position and results of operations.
We have a large amount of goodwill and other intangible assets, including intellectual property, and are required to perform an annual, or in certain situations a more frequent, assessment for possible impairment for accounting purposes. As of December 31, 2025, our goodwill and other intangible assets was $3,384.8 million, or approximately 45% of our total assets. We did not incur impairment charges related to goodwill and other intangible assets for the year ended December 31, 2025. We incurred asset impairment charges of $7.5 million and $32.2 million for the years ended December 31, 2024 and 2023, respectively. See Note 4 to our consolidated financial statements. Any impairment of our goodwill or other intangible assets may adversely affect our financial position and results of operations.
Cybersecurity incidents could disrupt business operations, result in the unauthorized access to or disclosure or use of critical and other sensitive or regulated data or confidential information, including our protected health information (“PHI”) and personally identifiable information (“PII”), and adversely impact our reputation and results of operations.
Our information technology systems, as well as those of our third-party service providers, are vulnerable to failure or damage as a result of a number of factors including events that are wholly or partially beyond our control, including computer viruses and other malware, unauthorized access or other cybersecurity attacks, natural disasters (including hurricanes), terrorism, war, fire, telecommunication or electrical failures, disease epidemics and pandemics and other similar events. In the ordinary course of our business, we create, collect, receive, store, use, maintain, process, handle, disclose, and transmit (“Processing”) sensitive data, including PHI, PII, credit card, and other financial information, insurance information and other confidential information.
Our ability to effectively manage our business depends on the secure Processing of such information and the proper function, availability and security of our information systems, as well as those of our third-party service providers, including, without limitation, those systems utilized in our flight, dispatch and collection operations. As our reliance on technology has increased, including internet or cloud-based programs, so have the risks posed to our internal and third-party information systems, including increased risks resulting from remote working. While we, and our third-party service providers, have implemented, and will continue to implement, safeguards to defend our systems against intrusions and attacks and to protect our data, we cannot be certain that these measures are or will be sufficient to counter all current and emerging technology threats. In addition, because we do not control our third-party service providers, or the Processing of data by our third-party service providers, other than through our contractual relationships, our ability to monitor the data security of such third parties may be very limited such that we cannot ensure the integrity or security of measures they take to protect and prevent the loss of our data. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our third-party service providers may materially and adversely affect our business even if an attack or incident does not directly impact our systems.
Further, cyber-attacks are becoming more sophisticated and frequent. The information that we and our third-party service providers Process may be susceptible to computer system failures, deficiencies in cybersecurity or the cybersecurity of our third-party service providers, ransomware, corruptants, malicious software, denial-of-service attacks, distributed denial-of-service attacks, phishing attempts, unauthorized access to or acquisition of information, or other data breaches or security incidents originating from a wide variety of sources, including fraudulent inducement of employees or customers to disclose sensitive information (such as social engineering), as well as identity fraud or theft, employee error or malfeasance, cyber criminals, nation state hackers, money launderers, hacktivists and other outside parties. Cyber-attacks are also becoming more frequent through the use of artificial intelligence (“AI”), automated decision-making and machine learning technology (collectively, “Machine Learning Technology”) and are often well-funded, including in some cases by state sponsors. The techniques used to obtain unauthorized, improper or illegal access to our or our third-party service providers’ systems or data or to disable or degrade service or sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until after they have been launched against a target. We, and our third-party service providers, may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative or remedial measures. A significant breakdown, invasion, corruption, destruction or interruption of critical information technology systems or infrastructure by our workforce, others with authorized access to our systems or unauthorized persons could negatively impact operations. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of data, including PII, PHI and other confidential information, stored in our or our third-party service providers’ systems, portable media or storage devices. We may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such security threats. Although the aggregate impact of increased cybersecurity risks on our operations and financial condition has not been material to date, we have been the target of events of this nature and these cybersecurity threats may increase over time as the complexity and number of technical systems and applications we use also increases.
Although we monitor our systems in order to detect security incidents, including instances of unauthorized access to data, there can be no assurance that our monitoring and other security efforts will be effective. Any accidental or willful security breaches or other violations of our systems, or those of our third-party service providers, could also result in the unauthorized access, use, modification, disclosure, loss or theft of (i) PHI, PII, sensitive health information or consumer health data, (ii) payment or financial information, (iii) software, contact lists, or other databases, (iv) proprietary information or trade secrets or (v) other sensitive or regulated data or confidential information, including our intellectual property, or disruption of our operations that rely on information systems. The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include retaining the services of cybersecurity providers, compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations and costs related to maintaining redundant networks, data backups and other damage-mitigation measures.
Further, we may be vulnerable to losses associated with the improper functioning, security breach or unavailability of our information systems. Any actual or perceived security incident, including any cyber-attack, data or security breach or other violation of our systems or those of our third-party service providers, could result in, among other things, costly remediation efforts, investigations, litigation, government enforcement actions, civil or criminal penalties, fines, operational changes or other response measures, triggering of contractual obligations, including indemnification obligations, loss of patient confidence in our security measures, loss of business partners and negative publicity, any of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows. For example, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. In addition, some jurisdictions have enacted laws requiring companies to notify individuals or government regulators of data security breaches involving certain types of personal data, such as PHI and PII, and our agreements with certain third parties require us to notify them, and may also require us to notify others, in the event of a security incident. Such mandatory disclosures are costly, could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures.
While we maintain cyber insurance, our policy carries retention and coverage limits that may not be adequate to reimburse us for losses caused by security incidents, including cyber-attacks, security or data breaches or other violations of our systems, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially and adversely affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim.
Our use or our third-party service providers’ or business partners’ use of Machine Learning Technologies and the evolving regulatory framework in this area may subject us to risks or heightened costs that could materially or adversely affect our business, results of operations and financial position.
We use certain Machine Learning Technology in connection with our business activities. Notwithstanding our policies and procedures, our assessments and, in some cases, approvals of Machine Learning Technology for use in our environments or with our data (including PHI and PII), and related personnel training governing the use of Machine Learning Technology, our personnel, affiliates, or other third parties working with us or on our behalf could utilize Machine Learning Technology in contravention of such policies, procedures, assessments, and approvals, including in ways that could subject us to potential liabilities and regulatory enforcement. In such an event, a regulator may consider such actions to be a violation of applicable laws, such as HIPAA, and we may be subject to criminal and civil liability or other actions, negative publicity, harm to our brand and reputation and reduced overall demand for our services, and our customers may lose confidence in us. Machine Learning Technologies, as well as the legal and regulatory frameworks within which they operate, continue to rapidly evolve and, as such, we cannot predict the full extent of the current or future risks related to their use and development.
Machine Learning Technologies are often highly reliant on the Processing of large amounts of data. Certain data in such models may contain or result in a degree of bias, inaccuracy and error and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Machine Learning Technology and the reliability and accuracy of its output. To the extent that we rely on or use the output of Machine Learning Technology, any such inaccuracies, biases or errors may adversely affect our business, results of operations and financial position. Further, the volume of and reliance on data and algorithms also make Machine Learning Technologies, and therefore us, more susceptible to cyber-attacks. See “— Risks Related to Regulatory Requirements — Our Processing of personal information, including PHI and PII, is subject to federal, state and certain international privacy and security laws and regulations, as well as other obligations, and our actual or perceived failure to comply with those laws, regulations and obligations or to adequately secure the information we hold could result in significant liability or reputational harm.”
We may be exposed to risks if our third-party service providers or any of our other counterparties use Machine Learning Technologies in their businesses, despite any preventative policies aimed at restricting or governing the use of such technologies. We are not able to control the way third-party products are developed, trained or maintained or the way third-party services utilizing Machine Learning Technologies are provided to us. Use of Machine Learning Technologies could include the input of our confidential information (including PII or PHI) by third parties in breach of non-disclosure or business associate agreements or by our personnel or other related parties notwithstanding our policies and procedures and could result in such confidential data or PHI or PII becoming part of a dataset that is widely accessible by Machine Learning Technologies applications and users. The misuse or misappropriation of our data or PHI or PII of our customers could have an adverse impact on our business and reputation and could subject us to legal and regulatory investigations and/or actions.
Machine Learning Technology, and especially generative AI, is a current focus of regulators because of the risks and potential harms associated with the Processing of PHI or PII or intellectual property, or where models are trained on data sets that include PHI or PII or intellectual property. The Trump administration has taken several actions related to Machine Learning Technology, including issuing an Office of Management and Budget Memorandum on federal use of AI that states that AI is presumed to be “high-impact AI,” or AI with legal, binding or significant effects on human health or safety, in certain healthcare contexts, such as patient diagnosis, risk assessment, and treatment, as well as control of health insurance costs. Various U.S. states are in the process of enacting (or have already enacted) new laws and regulations that are aimed at providing individuals with additional protections in connection with Machine Learning Technologies, and the California Privacy Protection Agency recently finalized regulations under the California Consumer Privacy Act, as amended by the California Privacy Rights Act, regarding the use of automated decision making, which may apply to the AI that we use. In addition to the U.S. regulatory framework, the European Union Artificial Intelligence Act (the “EU AI Act”), which applies to certain Machine Learning Technologies and the data used to train, test and deploy them, entered into force on August 1, 2024, with its obligations set to apply in phases from six to 36 months thereafter. The EU AI Act applies on an extraterritorial basis and has imposed (or will impose) requirements on both the providers and deployers of Machine Learning Technology, with violations punishable by sanctions of up to 7% of annual worldwide revenue or €35 million (whichever is higher). New laws, regulations, executive orders, guidance or decisions around the development and use of Machine Learning Technology may hinder our ability to use such technologies or require us to adapt our operations in a way that may decrease our operational efficiency, increase our operating costs, limit our ability to improve our services, and result in potential increases in civil claims against us. Further, any actual or perceived failure to comply with the evolving regulatory framework in this area could adversely affect our business, results of operations and financial condition.
We are subject to risks related to payment processing.
We currently accept a variety of payment methods, including credit cards and debit cards. As a result, we pay interchange and other related acceptance and transaction processing fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to evolving Payment Card Industry, or PCI, and network operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers. See “— Risks Related to Regulatory Requirements — Our Processing of personal information, including PHI and PII, is subject to federal, state and certain international privacy and security laws and regulations, as well as other obligations, and our actual or perceived failure to comply with those laws, regulations and obligations or to adequately secure the information we hold could result in significant liability or reputational harm.” For example, we are subject to the Payment Card Industry Data Security Standard, issued by the PCI Security Standards Council, that contains compliance guidelines and standards with regard to our security surrounding the physical and electronic Processing of individual cardholder data, including regular audit to maintain compliance. We are, and may be in the future, subject to additional regulations, compliance requirements, fraud, and other risks, in addition to new assessments that involve costs above what we currently pay for compliance. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines. Additionally, the Fair and Accurate Credit Transactions Act requires systems that print payment card receipts to employ personal account number truncation so that the customer’s full account number is not viewable on the slip. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us.
In addition, we rely on third-party payment processors to Process the payments made by our customers. If our third-party payment processors terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we would need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable time frame. Further, the software and services provided by our third-party payment processors may contain errors or vulnerabilities, be compromised, experience outages, or not meet our expectations. In addition, if we (or a third-party Processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties, and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications, or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our services. If any of these events were to occur, our business, financial condition, and results of operations could be materially and adversely affected.
We occasionally receive payments made with fraudulent data which result in customer-initiated disputes (charge-backs). Under current credit and debit card practices, we may be liable for fraudulent transactions and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card brands and associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use our customer information for their own gain or facilitate the fraudulent use of such information. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. If we are unable to detect or control credit and debit card fraud, our liability for these transactions could harm our business, financial condition, and results of operations.
Our business is affected by the ability of hospitals to treat the patients we transport, and hospital capacity can also impact the numbers of patients we transport.
Our EMS and non-emergency medical transportation services are affected by available hospital capacity and the skill and level of specialized medical care that the healthcare providers at the hospital are able to provide, as well as whether a hospital needs to transfer patients to another hospital or healthcare provider that can provide a higher or specialized level of medical care. For example, we may transport a patient to a Level I trauma center that can provide specialized medical care, and, as a result, that patient may not need to be transferred later to another hospital for more specialized medical care because the Level I trauma center can provide the care that the particular patient needs. If hospitals increase the numbers of patients for which they provide medical services without transferring such patients to other healthcare facilities in the communities in which we operate, such actions could have a material adverse effect on our business.
Many of our ground ambulance employees are represented by labor unions and any work stoppage or wage and benefit increases could adversely affect our business. In addition, our workforce could become unionized further, which could subject us to increased wage and benefit costs.
As of December 31, 2025, approximately 37% of our employees are represented by 67 active collective bargaining agreements. As of December 31, 2025, there were 8 operational locations representing approximately 1,900 employees in the process of negotiation. In 2026, 19 collective bargaining agreements, representing approximately 3,300 employees will be subject to negotiation. In 2027, 18 collective bargaining agreements, representing approximately 4,000 employees will be subject to negotiation. We believe we maintain a good working relationship with our employees and have not experienced any major union work actions in the past several years. The Company does not anticipate any work actions and does not expect any action to have a material adverse effect on our ability to provide service to our patients and communities.
Given the nature of our business, it is possible that a segment of our workforce could become further unionized in the future. This could result in higher payroll costs, less operational flexibility and an increased risk of employee strike, any of which could adversely impact our business, financial condition, results of our operations and cash flows.
Because our senior management has been key to our growth and success, we may be adversely affected if we are unable to retain any member of our senior management.
We are highly dependent on our senior management. We do not have employment agreements, and any member of management may choose to leave the Company at any time. Our senior management has contributed greatly to our growth since our inception, and the loss of key management could have a material adverse effect on our business. In addition, our inability to attract, retain and motivate sufficient members of qualified management or other personnel could have a material adverse impact on our business and operations.
Adverse changes in general economic conditions and reductions in consumer spending could adversely impact the patients and the hospitals that use our services.
Uncertainty in global economic conditions also poses a risk to our commercial relationships with our hospital customers, suppliers and creditors. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. Geopolitical developments, such as the current conflict between Russia and Ukraine and related economic and other retaliatory measures taken by the United States, the European Union, and others, the ongoing Israel-Hamas conflict, trade wars, tariffs imposed by the U.S. government, and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial markets. If economic conditions deteriorate including as a result of conflicts in Ukraine or the Middle East, new trade policies including tariffs, or any other geopolitical tension or general adverse economic condition, these commercial relationships could be impacted and our business could be adversely affected.
Hospitals that are adversely impacted by economic conditions could choose to retain a greater number of patients, rather than utilizing our services to transport them to other hospitals, as a result of their own economic challenges. If our hospital customers determine that the costs of using our services are prohibitive for certain groups of patients, they could cease to use our services with respect to such patients, which could adversely affect our operations.
Competition from other air or ground ambulance providers may adversely affect our business.
We face competition from a variety of national, regional and local competitors. Factors that affect competition in the medical transport industry include operational reliability, cost for services and the quality of patient care.
The market for providing ground ambulance transport services to municipalities, counties, other healthcare providers and third-party payors is highly competitive. In providing ground ambulance transport services, we compete with governmental entities, including cities and fire districts, hospitals, local and volunteer private providers, and with several large national and regional providers. In many communities, our most important competitors are the local fire departments, which in many cases have acted traditionally as the first response providers during emergencies and have been able to expand their scope of services to include emergency ground ambulance transport utilizing existing municipal infrastructure. Any failure to remain competitive in this industry, with regard to service or any other relevant factor, could have an adverse impact on our results of operations.
In the market for providing air ambulance transport services, we primarily compete against private providers, and, in some cases, against ground ambulances as well.
New competitors may emerge in the future and capture a share of our present or potential customer base. There can be no assurance that we will be able to compete successfully against our current or future competitors or that such competition will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may be subject to substantial malpractice or other similar claims. Insurance coverage for some of our losses may be inadequate and may be subject to the credit risk of commercial insurance companies.
Our business subjects us to inherent risk of wrongful death, personal injury, product liability, professional malpractice and other potential claims, liabilities, and substantial damage awards. In addition, the pharmaceutical products we dispense could become subject to contamination, product tampering, mislabeling, recall or other damage. In addition, errors in the compounding, dispensing, and packaging of drugs and consuming drugs in a manner that is not prescribed could lead to serious injury or death. Healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories in recent years, many of which involve large monetary claims and significant defense costs.
From time to time, we are subject to claims alleging that we did not properly treat a patient, that we failed to follow internal or external procedures that resulted in death or harm to a patient or that our employees mistreated our consumers, resulting in death or harm. We are also subject to claims arising out of transportation-related accidents brought by patients whom we are transporting or employees driving or flying to or from other affected individuals. We cannot be certain that a provider will not incur tort liability in treating one of our patients. The nurses, paramedics and other healthcare professionals we employ could be considered our agents and, as a result, we could be held liable for their acts, omissions, malpractice, and/or negligence and may be subject to mass tort actions and/or class actions. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees.
We maintain aviation and general liability insurance and medical malpractice insurance coverage. We also have a captive insurance subsidiary that covers a substantial self-insured retention amount. We believe our level of insurance coverage is customary in the industry and adequate to protect against claims. However, this insurance is subject to limitations such as deductibles and maximum liability amounts and therefore may not cover all of our losses. In addition, we may incur losses that are outside of the coverage of our insurance or in excess of our established insurance-related reserves.
In the future, we may not be able to obtain insurance coverage at current levels or at all, and premiums may increase significantly on the coverage that we maintain. For example, a limited number of hull and liability insurance underwriters provide coverage for air medical operators, and as a result, those providers have a significant ability to dictate terms and prices to operators, and the pricing and terms of this insurance or our ability to obtain this insurance may be adversely affected if any of these providers cease to operate. The number of air medical accidents, as well as the number of insured losses within other helicopter operations and the commercial airline industry and the impact of general economic conditions on underwriters, may result in increases in premiums above the rate of inflation.
Insurance underwriters are required by various federal and state regulations to maintain minimum levels of reserves for known and expected claims. However, there can be no assurance that underwriters have established adequate reserves to fund existing and future claims. If any of our insurance providers are unable to satisfy their insurance requirements for any loss we experience, we may be required to fund that loss ourselves, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.
The reserves we establish with respect to our losses covered under our insurance programs are subject to inherent uncertainties.
In connection with our insurance programs, including our captive insurance subsidiary, we establish reserves for losses and related expenses, which represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate resolution and administration costs of losses we will incur with respect to our liability risks. The estimation of professional liabilities is inherently complex and subjective, as these claims are typically resolved over an extended period of time, often as long as ten years or more. Our reserves are based on historical claims, demographic factors, sector trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuarial firm. The independent actuarial firm performs studies of projected ultimate losses on an annual basis, and we utilize these actuarial estimates to determine appropriate reserves. Our reserves could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While we monitor claims closely when we estimate reserves, the complexity of the claims and the wide range of potential outcomes may hamper timely adjustments to the assumptions we use in these estimates. Actual losses and related expenses may deviate, individually and in the aggregate, from the reserve estimates reflected in our consolidated financial statements. The long-term portion of insurance reserves was $312.1 million, $251.1 million and $246.8 million as of December 31, 2025, 2024 and 2023, respectively. If we determine that our estimated reserves are inadequate, we will be required to increase reserves at the time of the determination, which would result in a reduction in our net income in the period in which the deficiency is determined and could result in additional capital investments in our wholly-owned captive insurance subsidiary, affecting our capital resources and financial condition.
We will be required to pay the TRA parties for certain tax benefits, which amounts are expected to be material.
As described in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement,” following this offering, we expect to utilize certain pre-IPO tax assets (including federal, state and local net operating loss, deferred interest deduction, tax basis in amortizable or depreciable assets, and certain deductible expenses attributable to the transactions related to this offering) that arose prior to or in connection with this offering, which tax benefits are expected to reduce our future tax payments.
In connection with this offering, we expect to enter into a Tax Receivable Agreement with the TRA parties that will provide for the payment by GMR Solutions Inc. of 85% of the benefits, if any, that GMR Solutions Inc. or our subsidiaries realize, or are deemed to realize (calculated using certain assumptions), as a result of savings in U.S. federal, state and local income taxes attributable to GMR Solutions Inc.’s and our subsidiaries’ utilization of the Pre-IPO Tax Benefits. Under the terms of the Tax Receivable Agreement, the TRA parties’ entitlements to payments will take into account their holdings of Company Warrants. In addition, if any Management TRA party elects to participate, he or she will receive up to their pro rata share (based on their outstanding awards) of     % of any such payments to the extent made pursuant to the

Tax Receivable Agreement. To the extent a member of management elects not to participate, such member’s pro rata portion will be reallocated to all TRA parties. The payment obligation under the Tax Receivable Agreement is an obligation of GMR Solutions Inc. and not of any of our subsidiaries. The actual amount and utilization of the Pre-IPO Tax Benefits subject to the Tax Receivable Agreement, as well as the payment amounts and timing under the Tax Receivable Agreement, depend on many factors, including the amount, character and timing of our income. In addition, actual tax benefits realized by us may differ from tax benefits used to determine payments under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. We expect that the payments that we may make under the Tax Receivable Agreement will be material.
Assuming no material changes in the relevant tax law and that we earn sufficient income to realize the full Pre-IPO Tax Benefits subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement will equal in the aggregate approximate $      million to $      million. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the TRA parties. However, payments to a Management TRA party under the Tax Receivable Agreement are conditioned on the continued employment of such Management TRA party during any such applicable year. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” and “Executive Compensation — TRA Equivalent Program.”
In certain cases, payments under the Tax Receivable Agreement may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
In the event of certain changes of control, certain material breaches of the Tax Receivable Agreement by GMR Solutions Inc., or an insolvency event, the calculation of certain future payments made under the Tax Receivable Agreement will utilize certain valuation assumptions, including that GMR Solutions Inc. will have sufficient taxable income to fully utilize Pre-IPO Tax Benefits.
In addition, the TRA parties will not reimburse us for any payments previously made under the Tax Receivable Agreement if the tax attributes or our utilization of tax attributes underlying the relevant payment are successfully challenged by the IRS or other relevant taxing authority (although any such detriment would be taken into account as an offset against future payments, if any, due to the relevant TRA party under the Tax Receivable Agreement). Our ability to fully utilize the Pre-IPO Tax Benefits subject to the Tax Receivable Agreement will depend upon a number of factors, including the timing and amount of our future taxable income. As a result, even in the absence of a change of control, certain material breaches, or an insolvency event, payments under the Tax Receivable Agreement could be in excess of 85% of our actual cash tax savings.
Accordingly, it is possible that the actual cash tax benefits realized by us may be significantly less than the corresponding payments under the Tax Receivable Agreement. It is also possible that payments under the Tax Receivable Agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. These terms of the Tax Receivable Agreement may result in situations in which our existing equityholders (or their transferees or assignees) have interests that differ from the interests of other equityholders. There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or if distributions to GMR Solutions Inc. by our subsidiaries are not sufficient to permit GMR Solutions Inc. to make payments under the Tax Receivable Agreement after it has paid taxes and other expenses. We may not have sufficient cash or other sources of liquidity to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.
Risks Related to Regulatory Requirements
We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could incur penalties or be required to make significant changes to our operations.
The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services, our contractual relationships, our marketing activities and other aspects of our operations. We are subject to state and local “pay to play” laws. We are subject, and may be subject in the future, to qui tam actions and civil investigative demands alleging violations of healthcare or consumer protection laws. Failure to comply with these laws can result in civil and criminal penalties and adverse consequences such as fines, damages, revocation of billing privileges, bars on re-enrollment in federal or state healthcare programs, cancellation of our agreements, placement on the CMS Preclusion List and the HHS Office of Inspector General (“OIG”) and the Government Services Administration (the “GSA”) Exclusion Databases, loss of licensure, damage to our reputation and debarment, suspension or exclusion from the Medicare and Medicaid programs. In addition, we may decide to enter into settlement agreements with the government in applicable jurisdictions to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims and may also require us to enter into monitoring agreements or a corporate integrity agreement, which may require us to incur substantial costs to implement additional compliance measures and reporting requirements and to undertake claims reviews or third-party audits and repay identified overpayments. The risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the applicable regulatory authorities or courts, and their provisions are sometimes open to a variety of interpretations. In addition, private citizens (“relators”) can file lawsuits on behalf of the government under federal and state false claims statutes to allege non-compliance with applicable laws. This increases the possibility that this type of action may be filed. Government agencies typically investigate cases filed by relators and either assume control of the case or decline to do so; however, the relator is free to continue to pursue a false claims case even where the government has declined to assume control over it. Any action against us alleging the violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
State and federal statutes impose substantial penalties, including civil and criminal fines, exclusion from participation in government programs and imprisonment, on entities or individuals (including any individual corporate officers or physicians deemed responsible) that fraudulently or wrongfully bill governmental or other third-party payors for services. Third-party payors typically have differing and complex billing and documentation requirements that we must meet in order to receive reimbursement for our services. We are currently subject to ongoing litigation, investigations, and audits, and we believe that audits, inquiries, and investigations from government agencies and contractors will continue to occur from time to time in the ordinary course of our business, including as a result of our arrangements with hospitals and healthcare providers. In addition, we may be subject to increased audits from private payors to the extent they encounter pricing pressures related to healthcare reform. This could result in substantial defense costs to us, repayments and a diversion of management’s time and attention. Such pending or future audits, inquiries or investigations, or the public disclosure of such matters, may have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, in response to the COVID-19 pandemic, Congress enacted a series of economic stimulus and relief measures in 2020 and 2021 through the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the Paycheck Protection Program and Health Care Enhancement Act (“PPPHCE Act”), the Coronavirus Response and Consolidated Appropriations Act (“CAA”), and the American Rescue Plan Act of 2021 (“ARPA”). These funds were intended to reimburse eligible providers for healthcare-related expenses or lost revenues attributable to COVID-19 and were not required to be repaid, provided that recipients attested to and complied with certain terms and conditions, including providing care for individuals with possible or actual cases of COVID-19 and using the payments to prevent, prepare for and respond to, COVID-19. The CARES Act and related legislation also included other provisions that offered financial relief, including the temporary suspension of the Medicare sequestration payment adjustment, which would have otherwise reduced payments to Medicare providers by 2%. The Medicare sequestration payment adjustment was phased back in and returned to 2% and will remain in effect through 2032. In addition to providing funding for healthcare providers, the ARPA increases the federal budget deficit in a manner that triggers an additional statutorily mandated sequestration under the Pay-As-You-Go Act of 2010, as amended, which would have reduced Medicare spending by up to 4% in 2022. Congress has delayed the implementation of this 4% reduction in Medicare spending several times.
Our receipt of CARES Act funds and funding from subsequently enacted COVID-19 relief legislation requires compliance with certain terms and conditions and may result in future audits that could result in our obligation to pay back a portion or all of the funds received. Any provider receiving funds in excess of $10,000 in the aggregate is required to report data elements to HHS detailing utilization of the payments, and we filed such reports. There is a high degree of uncertainty surrounding the administration of the payments provided pursuant to the CARES Act, the PPPHCE Act, the CAA and the ARPA. Further, we are unable to predict whether additional stimulus measures will be enacted or what their impact will be. In addition, if states do not recognize the Railway Labor Act exemption for overtime, our employees in such states could be eligible to receive overtime compensation.
The hospitals and other medical facilities that we service are also subject to ethical guidelines and operational standards of state regulating agencies, professional and trade associations and private accreditation agencies. Compliance with these guidelines and standards is often required by our contracts with these parties or to maintain our reputation. The failure by the parties with whom we contract to comply with such guidelines and standards could have a material adverse effect on our business, financial conditions, results of operations and reputation. Also, if any state in which we offer our membership program finds it to be an insurance product, we could incur substantial costs to comply with insurance regulations.
In recent years, states including California, Oregon, Indiana, and Washington have enacted laws which impose new regulatory notice and approval requirements for healthcare entities entering into certain transactions, which could result in such transactions being subject to state antitrust review processes or litigation. Other states have introduced legislation to, and may otherwise seek to, enact similar laws, expanding state antitrust review authority.
We cannot assure you that any new or changed healthcare laws, regulations or standards would not materially and adversely affect our business, financial condition, results of operations and cash flows. We also cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities would not result in a determination that could adversely affect our operations.
Our business could be harmed from the loss or suspension of a license or accreditation.
Our operations are subject to licensure and accreditation requirements and regulations in every state in which we operate. These regulations may vary widely from state-to-state and require varying levels of disclosure with respect to the licensed entity and ownership of the licensed entity. State and local requirements govern the licensing or certification of ambulance service providers, training and certification of medical personnel, the scope of services that may be provided by medical personnel, staffing requirements, medical control, medical procedures, communication systems, vehicles and equipment. Moreover, the November 2015 Rule implemented a requirement that all Medicare-covered ambulance transport staff meet the requirements of state and local ambulance staffing laws in addition to current Medicare requirements. This requirement strengthens the federal government’s ability to prosecute violations of state and local ambulance staffing laws and recover funds received for services provided while operating in violation of these laws.
As of December 31, 2025, over 85% of our stand-alone emergency air bases were also accredited by the Commission on Accreditation of Medical Transport Systems (the “CAMTS”) for excellence in safety and patient care and our ground ambulance operations across the country represented 16% of the total Commission on Accreditation of Ambulance Services (the “CAAS”) accreditations. We are also required to maintain other federal, state and local licenses, registrations and certifications with respect to our non-ambulance services, including, without limitation, our membership program, EMT/paramedic school and non-ambulance vehicles. We cannot assure you that a state agency, CAMTS, CAAS or other regulatory agencies would not impose requirements that are different from or in addition to our current understanding of compliance with federal, state and local licensing and accreditation requirements, which may affect our ability to participate in the Medicare and Medicaid programs with respect to our ambulance services, or impose fines and penalties for non-compliance, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to comprehensive and complex laws and rules that govern the manner in which we bill and are paid for our services by third-party payors and our relationships to patients and other healthcare providers, and the failure to comply with these rules or allegations that we have failed to do so, could result in civil or criminal sanctions, including exclusion from federal and state healthcare programs.
Like most healthcare providers, the majority of our services are paid for by commercial or governmental third-party payors, including Medicare and Medicaid. These third-party payors typically have differing and complex billing and documentation requirements that we must meet in order to receive payment for our services. Reimbursement to us is typically conditioned on providing the correct billing codes and properly documenting the services, including the level of service provided and medical necessity for the services.
We must also comply with numerous other laws applicable to our documentation and the claims we submit for payment, including but not limited to: (i) “coordination of benefits” rules that dictate which payor we must bill first when a patient has potential coverage from multiple payors; (ii) requirements that we obtain the signature of the patient or patient representative, when possible, or document why we are unable to do so, prior to submitting a claim; (iii) requirements that we make repayment to any payor which pays us more than the amount to which we were entitled; (iv) requirements that we bill a hospital or nursing home, rather than Medicare, for certain ambulance transports provided to Medicare patients of such facilities; (v) requirements that our electronic claims for payment be submitted using certain standardized transaction codes and formats; (vi) laws requiring us to handle all health and financial information of our patients in a manner that complies with specified security and privacy standards; and (vii) laws forbidding certain balance billing of patients.
Governmental and private third-party payors and other enforcement agencies carefully monitor and audit our compliance with these and other applicable rules, and in some cases in the past have found that we were not in compliance. We are currently subject to, and expect to receive in the future, repayment demands from third-party payors based on allegations that our services were not medically necessary, were billed at an improper level or otherwise violated applicable billing requirements. Our failure to comply with the billing and other rules applicable to us could result in non-payment for services rendered or refunds of amounts previously paid for such services. In addition, non-compliance with these rules may cause us to incur civil and criminal penalties, including fines, imprisonment of our management or employees, and exclusion from government healthcare programs, such as Medicare and Medicaid, under a number of state and federal laws. These laws include the federal healthcare programs anti-kickback law (42 U.S.C. §1320a-7b) (the “Anti-Kickback Statute”), the federal False Claims Act (31 U.S.C. §3729 et seq.) (the “False Claims Act”), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a) (the “Civil Monetary Penalties Law”), the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), and implementing regulations (referred to collectively as “HIPAA”), and other provisions of federal, state and local law.
The Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The Anti-Kickback Statute is subject to evolving interpretations. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws which establish similar prohibitions and, in some cases, may apply to items or services reimbursed by any third-party payor, including commercial insurers.
The OIG has addressed potential violations of the Anti-Kickback Statute (as well as other risk areas) in its Compliance Program Guidance for Ambulance Suppliers. In addition, the OIG has issued a number of advisory opinions, which have addressed issues pertaining to various ambulance service operations that may implicate the Anti-Kickback Statute, such as discounted ambulance services being provided to skilled nursing facilities, arrangements between local governmental agencies that control “911” patient referrals, patient co-payment responsibilities and ambulance restocking arrangements. In a number of these advisory opinions, the government concluded that such arrangements could be problematic if the requisite intent to impermissibly induce referrals was present. For instance, in 1999, the OIG issued an advisory opinion indicating that discounts provided to skilled nursing facilities on the transports for which they are financially responsible potentially violate the Anti-Kickback Statute when the ambulance company also receives referrals of Medicare and other government-funded transports from the facility. The OIG has clarified that not all discounts violate the Anti-Kickback Statute, but that the statute may be violated if part of the purpose of the discount is to induce the referral of the transports paid for by Medicare or other federal programs, and the discount does not meet certain “safe harbor” conditions. In the advisory opinion and subsequent pronouncements, the OIG has provided guidance to ambulance companies to help them avoid unlawful discounts. Our contracts with healthcare facilities, arrangements with local agencies, co-payment collection, restocking and other marketing practices or transactions entered into by us may implicate the Anti-Kickback Statute. Although we believe we have structured our arrangements, marketing practices and relationships in a manner which complies with the Anti-Kickback Statute, we cannot assure you that the OIG or other authorities will not find that our past and current arrangements, marketing practices and relationships violate the statute.
Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false or fraudulent claim for payment to the U.S. Government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the False Claims Act can result in significant monetary penalties and treble damages. The U.S. Government is using the False Claims Act and the accompanying threat of significant liability, in its investigation and prosecution of healthcare providers throughout the country. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ compliance with applicable fraud and abuse laws. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not only a federal healthcare program. There are many potential bases for liability under these false claim statutes. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement.
HIPAA also created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute or specific intent to violate it in order to have committed a violation.
In addition, a person who offers to, or transfers to, a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services, may be subject to significant civil monetary penalties for each item or service, up to three times the amount claimed for the items and services, and exclusion from participation in federal healthcare programs. Moreover, in certain cases, providers who routinely waive co-payments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with each item or service. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of co-payments and deductibles offered to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud. To the extent our air medical membership program is found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs or be subject to other significant penalties.
In addition, from time to time, we are required to exercise reasonable diligence to investigate credible information of an overpayment, and from time to time, we self-identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory issues (e.g., inadvertent errors in billing codes). In such cases, if appropriate, it is our practice to disclose the issue to the affected government programs and to refund any resulting overpayments. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “ACA”) requires that overpayments be returned within 60 days of identification of the overpayment or the date a corresponding cost report is due (whichever is later), along with a written explanation of the reason for the overpayment. Any overpayment retained after this deadline is an “obligation” for purposes of the False Claims Act and subject to fines and penalties. Although the government has typically accepted such disclosures and repayments without taking further enforcement action, it is possible that such disclosures or repayments will result in allegations by the government that we have violated the False Claims Act or other laws, leading to investigations and possibly civil or criminal enforcement actions.
In addition, state and federal antitrust and competition laws can expose us to civil or criminal penalties. These laws prohibit agreements among competitors, improper exchanges of competitively sensitive information and other practices that unreasonably restrict free trade and competition. Prohibited conduct can include price fixing, bid-rigging, output restrictions, allocation of customers or territories, group boycotts, collective refusals to deal, wage fixing or no-poach agreements. Fines, damages and imprisonment of individuals for violations of the antitrust laws can be significant.
We are currently subject to healthcare litigation and investigations. If our operations are found to be in violation of these or any of the other laws which govern our activities, we may be subject to any resulting penalties, damages, fines or other sanctions or negative consequences, the curtailment or restructuring of our operations, cancellation of our agreements, damage to our reputation, revocation of billing privileges, placement on the CMS Preclusion List and the OIG and the GSA Exclusion Databases, loss of licensure, exclusion from participation or re-enrollment in federal and state healthcare programs or imprisonment of our management or employees, any of which could adversely affect our business, financial condition, results of operations and cash flows. In addition, we may decide to enter into settlement agreements with governmental authorities to avoid such sanctions. Typically, such settlement agreements require substantial payments to the applicable governmental authority in exchange for such authority to release its claims and may also require us to enter into a corporate integrity agreement, which could require us to incur substantial costs to implement additional compliance measures and reporting requirements.
Our results of operations could be adversely affected by significant healthcare reform legislation. We are unable to predict what changes, if any, might occur in the future or when any such changes might occur.
The ACA has reduced the number of uninsured patients to whom we provide healthcare services. It has done so primarily through the Exchanges under the ACA (the “Exchanges”) and Medicaid expansion, and it is expected that the ACA, as presently implemented, will continue to have a meaningful contribution to the Company’s results of operations. However, many insurers have exited the Exchanges in the markets served by the Company. To the extent some markets lack a sufficient number of insurers participating in the Exchanges, it could threaten the continued viability of the Exchanges in those markets. Additionally, if federal premium tax credits for individuals enrolled in ACA plans are not extended, plan insurance premiums are expected to substantially increase for more than 20 million individuals, which may lead to substantial declines in the number of individuals who receive coverage through ACA plans; the number of individuals without health insurance is also estimated to increase. If such changes result in fewer individuals with health insurance coverage, our results of operations may be adversely affected.
Since the enactment of the ACA, there have been, and continue to be, judicial, congressional and executive challenges to certain aspects of the law, legislative and regulatory changes and executive actions by presidential administrations with respect to implementation of the law. The 2017-2021 and current Trump administration and sessions of U.S. Congress have sought, and continue to seek, to modify or otherwise invalidate all or a part of the ACA. Congress could eliminate or alter provisions that are beneficial to us while leaving in place provisions that impose costs on us or otherwise decrease our revenues. For example, emergency services are currently included among the “essential health benefits” that individual and small group plans must cover, but this provision could be amended or the benchmark plans defining the scope of essential health benefits could change. We cannot predict whether any such legislative proposals, or any parts of them, will become law, and if they do what their substance or timing will be. See also “— If Medicare, Medicaid or other governmental rates for our services are reduced, or if related funding for our services is limited, or if the number of individuals eligible for Medicare and Medicaid programs is reduced, our business may be adversely impacted.”
The U.S. government may consider executive orders and legislation to change elements of the ACA. The impact on the healthcare industry and our business of these executive, judicial, legislative, regulatory and administrative developments or of efforts to modify or further change the ACA, as well as the impact of any other health reform initiatives and efforts to reform healthcare delivery or financial systems, is unknown, but may materially adversely impact our business. Given the uncertainty in the marketplace, insurers have increased premiums or discontinued or limited plan offerings, and may continue to do so, which also may result in fewer insured consumers, increase the number of uninsured transports, and thereby adversely affect our results of operations.
Further efforts to challenge or change the ACA and any future healthcare reform measures could reduce patient encounter volumes, lower reimbursement for our services and/or decrease our collection rates, impact the demand for our services or reduce the prices at which we provide our services, increase the number of uninsured individuals, and as such, may have a materially adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity. We cannot predict whether we will be able to modify certain aspects of our operations to offset any potential adverse consequences from the ACA, OBBBA or other federal or state health reform initiatives.
The continued regulatory and public scrutiny of private equity’s role in EMS and healthcare may limit our ability to acquire operations, expand in certain states, or otherwise materially and adversely affect our reputation, business, operations and financial condition.
Healthcare companies that have private equity investors are under continued antitrust scrutiny and increased scrutiny for their perceived role in rising healthcare and emergency transportation costs, alleged control and direction over healthcare entities and care delivery, and alleged interference with healthcare decisions, including billing and coding for patient care. For example, in July 2017, the U.S. Government Accountability Office published a report discussing increases in prices for helicopter air ambulance services, which mentioned private equity ownership of certain air ambulance providers, including AMGH. Media outlets and nonprofit organizations have also published reports and analyses regarding, and issued criticisms of, private equity ownership of EMS providers. More recently, members of Congress have urged investigations into healthcare providers owned by private equity firms and have introduced legislation such as the Stop Wall Street Looting Act to reform the private equity industry, extend liability to private equity firms, and review certain acquisitions of healthcare companies by private equity firms. The FTC, the Antitrust Division of the DOJ, state attorneys general and other state regulators all actively review and, in some cases, take enforcement action against business conduct and transactions in the healthcare industry. Under the HSR Act, acquisitions that meet certain statutory jurisdictional tests and are not otherwise exempted may not be completed until notifications have been given, applicable information is furnished to the FTC and the DOJ, and all statutory waiting period requirements have been satisfied. The FTC and DOJ have previously identified healthcare as an area of interest, and there has been increased scrutiny of transactions, and recent federal and state enforcement actions, in the healthcare industry, including those involving companies backed by private equity sponsors. Accordingly, our ability to carry out acquisitions could be impacted. States have also enacted moratoriums on certain private equity acquisitions and laws prohibiting private equity investors from taking certain actions with respect to healthcare providers; although such laws may not apply to our business, these laws indicate continued interest from state legislatures in regulating private equity involvement in the healthcare industry.
State legislatures have also passed laws that impose new regulatory notice and approval requirements for healthcare entities, private equity groups, significant equity investors, hedge funds, newly created business entities formed for the purpose of entering into agreements or transactions with healthcare entities, management services organizations, entities that own, operate or control healthcare providers, and other state-defined entities entering into certain agreements or transactions. Such laws may result in certain agreements or transactions being subject to state antitrust and regulatory review processes, delays, requests for information, orders, and litigation. While our EMS services may not fall under the categories of state-defined healthcare services that are subject to such notice or approval requirements, we may need to engage with governmental and regulatory authorities on a case-by-case basis to determine whether an agreement or transaction will be subject to such laws and may be subject to such laws based on the interpretations of governmental and regulatory authorities, even if the statutes do not expressly cover EMS services. Additionally, if we are subject to these laws, we may be required to disclose extensive information to governmental and regulatory authorities, which may be publicly posted if our requests for confidentiality are not granted and may include information on our structure, governance, expenses, strategy, and operations, among other topics, and our competitors may use such information for their competitive advantage. These laws and regulatory reviews can delay and otherwise restrict certain agreements and transactions and, in some states, allow governmental and regulatory authorities to review, impose conditions on, prevent or prohibit transactions viewed as anti-competitive or against the public interest. Additionally, some of our subsidiaries are enrolled in Medicare and state Medicaid programs or possess third-party accreditations or certifications or hold a certificate of need (“CON”) at the county and/or state level. These enrollments, accreditations, certifications, and CONs, the maintenance thereof, and any changes thereto, may require our subsidiaries to disclose certain ownership, including indirect ownership, director and officer, and other information to CMS, state Medicaid agencies, state and county regulators, and other public and private third parties. Governmental and regulatory authorities may increasingly use existing ownership disclosure and CON requirements to increase transparency of private equity ownership and control entry of healthcare companies, including EMS providers. Any failure to comply with these disclosure requirements could result in monetary penalties, exclusion from participation in Medicare, Medicaid, or other government programs, integrity oversight and reporting obligations, or reputational harm, any of which could materially and adversely impact our business, operations and financial condition. We expect that we will continue to be subject to heightened scrutiny by governmental and regulatory authorities and subject to legislation limiting healthcare-related acquisitions by private equity-backed companies. So long as we remain controlled by certain KKR Funds, we could be subject to increased regulation, prohibitions on certain agreements or transactions, and regulatory and public scrutiny, which could materially and adversely impact our business, operations and financial condition.
Our Processing of personal information, including PHI and PII, is subject to federal, state and certain international privacy and security laws and regulations, as well as other obligations, and our actual or perceived failure to comply with those laws, regulations and obligations or to adequately secure the information we hold could result in significant liability or reputational harm.
In the ordinary course of business, we may process personal information, including PHI and PII, and other sensitive information, which may include proprietary and confidential business data, trade secrets, sensitive third-party data, business plans, transaction information, and financial information.
Our data Processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data Processing, privacy and security, availability, integrity and protection of data, including personal, sensitive and other regulated information, such as PHI and PII. The scope of these laws and regulations are changing, subject to differing interpretations, and may be inconsistent from jurisdiction to jurisdiction. Compliance with state, federal and international privacy and security laws, rules and regulations, and contractual requirements could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, or incur added legal costs, restrict our ability to collect, use and disclose data, impact our ability to use PHI, PII and other data for certain purposes, such as in connection with Machine Learning Technologies, or in some cases, impact our or our partners’ or service providers’ ability to operate in certain jurisdictions.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including sectoral specific privacy laws, data breach notification laws, personal data privacy laws, consumer health data and sensitive health information laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws).
For example, HIPAA establishes national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, the business associates with whom such covered entities contract for services, as well as covered subcontractors. HIPAA requires covered entities like us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, adopt administrative, physical and technical safeguards to protect and ensure the security of such information, ensure the confidentiality, integrity and availability of electronic PHI, and notify certain individuals and entities in the event of a data breach. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Violations of HIPAA may result in significant civil, criminal and administrative penalties. A single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Penalties will vary significantly depending on factors, such as the date of the violation, whether the covered entity knew or should have known of the failure to comply and whether the failure was due to willful neglect. Further, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal monetary penalty and imprisonment up to one year. The criminal penalties increase if the wrongful conduct involves false pretenses and further increase if the wrongful conduct involves the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. The DOJ is responsible for criminal prosecutions under HIPAA. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue HIPAA-covered entities like us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. HHS has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA-covered entities or business associates for compliance with HIPAA’s privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty fine paid by the violator. From time to time, we are engaged in responding to investigations by the HHS Office for Civil Rights with respect to alleged HIPAA violations. We believe our potential liability with respect to such investigations currently pending is not material to our financial position.
HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromise the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach,” but many state breach notification laws require notifications to be made within shorter timelines. All 50 states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. States have been frequently amending existing laws, requiring attention to changing regulatory requirements. We may also be contractually required to notify patients or other counterparties of a security breach. Under HIPAA, if a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.
We may also be required to undertake compliance and other efforts to protect U.S. data from potential domestic and foreign threats. For example, the DOJ recently issued final regulations on bulk U.S. sensitive personal data and government-related data that prohibit or restrict U.S. persons from knowingly directing or engaging in defined classes of transactions that allow persons in “countries of concern” (China, including Hong Kong and Macau, Russia, Iran, North Korea, Cuba and Venezuela) or those otherwise deemed a “covered person” access to bulk U.S. sensitive personal data and U.S. government-related data. Violations of the regulations can result in civil and criminal penalties. The regulations may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely.
Many states in which we operate also have state laws that protect the privacy and security of personal information, such as the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the “CCPA”). These laws may be similar to or even more protective than HIPAA. Where state laws are more protective than HIPAA, we must comply with their stricter provisions. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their PII or PHI has been misused. For example, California’s Confidentiality of Medical Information Act (“CMIA”) places restrictions on the use and disclosure of medical information. Violations of the CMIA can result in criminal, civil and administrative sanctions, and the

CMIA also provides individuals a private right of action with respect to disclosures of their medical information that violate CMIA.
Further, the CCPA has increased the privacy protections afforded to California residents with respect to PII that is not subject to and handled in compliance with HIPAA, and limits how we may process the PII of California residents by, among other things, establishing data privacy rights for such residents and a regulatory agency dedicated to enforcing compliance with the CCPA.
Other states have also passed comprehensive privacy laws that are enforceable and in effect, and similar laws are being considered in several other states, as well as at the federal and local levels. Certain states have also enacted new laws regulating specific types of personal information, such as sensitive health information and consumer health data, including the Washington My Health My Data Act and Nevada’s Senate Bill 370. These laws impose, among other things, notice and consent obligations, prohibit certain personal information processing, and/or provide a private right of action. As a result, our processing of health data in such states may subject us to additional compliance obligations and expose us to increased risk of liability. Where these laws are more protective of individual privacy than HIPAA, we have to comply with their stricter requirements. However, several of the state laws include an exemption for entities that are subject to HIPAA. Others, including the CCPA and the Washington My Health My Data Act, include exemptions for PHI protected under HIPAA, but other data that is not subject to HIPAA (such as employee data, business data, and marketing data) remains subject to the state laws’ requirements. These developments reflect a trend toward more stringent privacy legislation in the United States and may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely.
Additionally, the FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination, and security of health-related and other PII. Courts may also adopt standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle PII and choices individuals may have about the way we handle such information. If such information that we publish is considered untrue, we may be subject to government claims of unfair and deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ PII secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. The FTC has also taken actions under its health breach notification rule, based on actions such as disclosures of health and personal information to third parties, the failure to limit third-party use of health information and the failure to implement policies and procedures to prevent the improper or unauthorized disclosure of health information. Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security, and may apply to our Processing of PII. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of Section 3 of the European Union Withdrawal Act 2018 (as amended) and the Data Protection Act 2018, Canada’s Personal Information Protection and Electronic Documents Act, and Australia’s Privacy Act impose strict requirements regarding the Processing of PII, and provide consumers with certain rights with respect to their data.
In addition to data protection laws and regulations, we are subject to self-regulatory standards and industry certifications that may apply to us. For instance, since we accept debit and credit cards for payment, we are therefore subject to the Payment Card Industry Data Security Standard, that contains compliance guidelines and standards with regard to our security surrounding the physical and electronic Processing of cardholder data. See “— Risks Related to Our Business — We are subject to risks related to payment processing.”
We may also publish privacy policies and marketing materials, and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, or out of compliance with any applicable laws or regulations, we may be subject to investigation, enforcement actions by regulators, litigation, or other adverse consequences.

Further, under various privacy laws and other obligations, we may be required to obtain certain consents to process PII, including through the use of any tracking technologies on our website. Our inability or failure to do so could result in adverse consequences, including fines, penalties, or litigation.
Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. The interplay of federal, state and international laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. We may also be subject to contractual obligations related to data privacy and security, which may be more stringent than or different from our obligations under applicable laws. Preparing for and complying with all these legal and contractual obligations may require us to engage in costly compliance exercises or incur added legal costs, devote significant resources, may necessitate changes to our services, IT systems, policies, procedures or business practices, restrict our ability to collect, use and disclose data, and in some cases, impact our or our partners’ or service providers’ ability to operate in certain jurisdictions. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations given the challenges in complying with constantly evolving and more stringent obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely on may fail to comply with such obligations, which could negatively impact our business operations or reputation. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving federal, state and international laws and regulations may be costly and require ongoing modifications to our policies, procedures and systems. We may not remain in compliance with diverse privacy requirements in all of the jurisdictions in which we do business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Fines, penalties, and other potential costs (including as arising from litigation) for failing to comply with privacy obligations may be significant. For example, the CCPA provides for civil penalties of up to $2,500 per violation (or $7,500 per willful violation) and allows private litigants affected by certain data breaches to recover significant statutory damages. Under the EU GDPR, companies may face temporary or definitive bans on data Processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to Processing of PII brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections); litigation (including class-action claims); additional reporting requirements or oversight; bans on Processing certain PII; and orders to destroy or not use PII. Any of these events could have a material adverse effect on our reputation, business or financial condition.
Increased governmental requirements or failure to comply with existing governmental requirements for flight operations by our subordinate Part 135 operators could increase our costs or reduce our ability to operate successfully.
Our certificate-holding subordinates are regulated by numerous federal and state agencies. All of their flight operations are regulated by the FAA and the U.S. Department of Transportation (“DOT”). All aircraft are operated by, and subject to the operational control of, our certificate-holding subordinates that hold required FAA and DOT certificates and authorities. Flight operations to and from foreign countries are also subject to the rules of the foreign country in which the flight is conducted, as well as international rules and treaties. Aircraft accidents are subject to the jurisdiction of the National Transportation Safety Board (“NTSB”) or the jurisdiction of the authorities of the foreign country where the accident occurred. Standards relating to workplace health and safety are monitored by the federal Occupational Safety and Health Administration (“OSHA”). The Department of Homeland Security’s Transportation Security Administration (“TSA”) conducts inspections to identify violations and improve security for domestic airports, including certain hangars at airports and passenger air carriers. If TSA identifies a violation, it can take enforcement actions ranging from counseling to civil penalties. We are also subject to various federal, state and local environmental requirements.

The FAA and DOT have jurisdiction over many aspects of our business. The FAA has jurisdiction over flight operations and aircraft repair, including flight crews, maintenance personnel, aircraft operations and maintenance and ground facilities. The DOT has jurisdiction over economic authority to provide air transportation. Our certificate-holding subordinates are required to have a Part 119 air carrier certificate and Part 135 operations specifications issued by the FAA and a current Part 298 air taxi registration filed with and approved by the DOT to transport personnel and property in our helicopters. A Part 145 repair station certificate and operations specifications issued by the FAA are required to perform work as a repair station. The air carrier certificate, Part 298 air taxi registration, and repair station certificate are potentially subject to amendment, suspension or revocation in accordance with procedures set forth in the Federal Aviation Act of 1958, as amended, and Title 14 of the Code of Federal Regulations (the “Federal Aviation Regulations” or “FARs”).
The FARs impose requirements and obligations on air carriers and repair stations, including in the areas of equipment, training, pilot qualifications, pilot flight and duty time, maintenance, maintenance personnel training and eligibility, drug and alcohol testing, and operations. In addition to the requirements and obligations applicable to air carriers generally, the FAA imposes specific regulatory requirements on helicopter air ambulance equipment, operations, and training through Subpart L of 14 C.F.R. Part 135. For example, certificate holders authorized to conduct helicopter air ambulance operations, with 10 or more helicopter air ambulances assigned to the certificate holder’s operations specifications, must now have an operations control center. The operations control center must be staffed by specially trained operations control specialists who are subject to the same drug and alcohol testing requirements as pilots.
The FAA requires us to file reports confirming our continued compliance, and the DOT requires us to amend and update our Part 298 air taxi registrations in certain circumstances. The FAA conducts regular inspections regarding the operations, maintenance, safety, training, and general regulatory compliance of our U.S. aviation operations. In addition, the FAA may revise its regulations and impose additional requirements on air carriers with respect to safety programs, safety equipment, training and flight or duty time for pilots, and compliance with such requirements would require additional capital expenditures.
For example, in May 2023, the FAA directed Part 135 operators to develop and implement Safety Management Systems (“SMS”), no later than May 28, 2027, that include safety policy, safety risk management, safety assurance, and safety promotion components. With the exception of two subsidiaries that operate under a Part 5 SMS, all of our other Part 135 operators have developed and implemented SMS programs that comply with the requirements of 14 C.F.R. Part 5, and have submitted statements of compliance to FAA.
Federal law requires that U.S. air carriers be citizens of the United States as defined in 49 U.S.C. § 40102(a)(15) and interpreted by the DOT. For example, for a corporation to qualify as a U.S. citizen: (i) it must be organized under the laws of the United States, a U.S. state, the District of Columbia or a territory or possession of the United States; (ii) the president and at least two-thirds of the directors and other managing officers of the corporation must be U.S. citizens; (iii) at least 75% of the voting interest of the corporation must be owned and controlled by U.S. citizens; and (iv) the corporation must be actually controlled by U.S. citizens. If we are unable to satisfy the FAA and DOT requirements, the DOT and FAA may bring an enforcement action to suspend or revoke the operating authorities of our Part 135 operators or seek civil penalties. See “Risk Factors — Regulations limit foreign ownership of the Company, which could reduce the price of our Class A common stock and cause owners of our Class A common stock who are not U.S. persons to lose their voting rights” and “Description of Capital Stock — Foreign Ownership Limitation” for additional information.
In addition to economic licensing and citizenship issues, the DOT also has jurisdiction over consumer protection issues in air transportation. For example, the DOT can bring enforcement actions against air ambulance operators for misrepresenting the type of authority they have in advertisements or company websites.
New aviation safety standards and equipment can also be required by law. As a result of the January 2025 midair collision between an airliner and a military helicopter near Reagan Washington National Airport, Congress is considering the “Rotorcraft Operations Transparency and Oversight Reform Act” or ROTOR Act (S. 2503) mandating that aircraft operating in controlled airspace must be equipped with Automatic

Dependent Surveillance — Broadcast (ADS-B) “In” (to receive signals from other aircraft and air traffic control) in addition to the previously required ADS-B “Out” (to send signals). The ROTOR Act also directs FAA to conduct a nationwide safety evaluation of helicopter routes near airports.
Compliance with these requirements is costly, and any change in requirements from any of the above agencies could significantly increase our costs. Furthermore, failure to comply with such requirements could result in fines, penalties, injunctions or suspension or revocation of required authorities and certificates, which could adversely impact our operations.
New or existing environmental requirements and liabilities may increase our costs and adversely affect us.
Our operations are subject to environmental laws and regulations in the jurisdictions in which we operate. These laws and regulations, among other things, impose noise limits, including on our helicopters and other aircraft, and limits on air emissions from our aircraft, vehicles and equipment, and establish standards for managing hazardous substances we use and wastes and wastewater that we generate, including from the operation and maintenance of our helicopters and other aircraft and vehicles, as well as the storm water discharge from our properties. If we fail to comply with applicable environmental laws and regulations, governmental authorities may take action against us that could adversely impact us, such as issuing administrative, civil and criminal penalties, or denying, revoking or modifying permits or other authorizations. Environmental laws and regulations change frequently, which may result in unanticipated costs to us and may impact our future operations. For example, we may need to spend substantial sums for new equipment, face increased cost for new aircraft, make operational changes or take other actions to comply with new requirements.
We may also be subject to liability for investigation and cleanup costs, personal injuries or property damages, natural resource damages and other damages arising out of contamination for which we may be responsible, including at currently or formerly owned or operated facilities and at off-site disposal sites. Some of our operations, such as vehicle fueling and bulk storage of fuel, involve heightened risk of such contamination. Under some environmental laws, liability may be joint and several and may be found even though the conduct resulting in contamination was lawful at the time or was caused by others. Contamination, or the failure to properly clean up contaminated property, may also adversely affect the ability of a property owner to use such property as collateral for indebtedness or to sell such property.
These laws and regulations, including changes in them or their enforcement, or the occurrence of new conditions or discovery of previously unknown conditions for which we may be liable, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Increased federal and state OSHA requirements could increase our costs and increase management burden.
Increased federal and state OSHA requirements and enforcement related to a number of issues, including heat injury and illness prevention, workplace violence prevention, and emergency responders could increase our costs and increase management burden. Standards relating to workplace health and safety are regulated by the federal Occupational Safety and Health Administration for certain states and state OSHA plans apply in other states. There are varying requirements depending upon the specific OSHA plan (state-specific or federal). We must comply with all of the mandated requirements in our service areas.
Certain state plans have implemented heat injury and illness prevention plan requirements. On August 30, 2024, federal OSHA published a notice of proposed rulemaking for Heat Injury and Illness Prevention in Outdoor and Indoor Work Settings. Given the coverage of both indoor and outdoor workplaces and the prescriptive nature of the proposed rule, if adopted, it could affect our operations, including deployments during periods of elevated temperatures, particularly in southern geographies. It is unclear whether the rule will be adopted as proposed, if at all. The scope, timing and final content of any such rule remain uncertain and may differ from the proposal. If federal OSHA implements such a standard, we could experience increased compliance obligations and associated costs and heightened enforcement activity, any of which could adversely affect our operations.
On January 26, 2023, OSHA issued new enforcement memoranda that went into effect on March 27, 2023 related to the “instance-by-instance” (“IBI”) citation policy that has been in place since 1990. The guidance issued in 1990 reserved the use of IBI citations to circumstances in which the violations of OSHA standards were classified as “egregious willful” and a fatality or catastrophe was the basis for issuing citations. Egregious willful classification is defined as those instances where the employer, intentionally, through conscious, voluntary action or inaction, made no reasonable effort to eliminate the known violation and the violations resulted in worker fatalities, a worksite catastrophe, or a large number of injuries or illnesses.
The recent change to the policy encourages the use of IBI citations in any circumstance where the verbiage of the associated violation is such that it lends itself to IBI citations, even if the classification of the citation is “other-than-serious” (the lowest level citation issued by OSHA). The standards specifically referenced in the enforcement memoranda include machine guarding, lockout tagout, and respiratory protection. On January 15, 2025, the maximum penalties for other-than-serious and serious citations increased to $16,550 and for willful citations to $165,514. The IBI citation policy and the increased per citation penalties create potential exposure for us even in the event of an unwitting failure to comply with OSHA requirements.
On February 5, 2024, OSHA published a notice of proposed rulemaking concerning a new safety and health standard (referred to as the Emergency Response Standard) designed to replace the Fire Brigades Standard originally promulgated in 1980. The new Emergency Response Standard would update safety and health protections to conform with nationally accepted standards (NFPA) for a broader range of workers exposed to occupational hazards that arise during emergencies. Workers who provide EMS and technical search and rescue are now covered under the scope of the new rule, in addition to workers who provide firefighting services.
The proposed rule requires covered employers to conduct a baseline medical screening for all emergency responders, as well as repeated screenings conducted at least biennially. In addition, covered employers would be required to provide continued medical surveillance of such responders that are exposed to combustion products more than fifteen times annually. The medical screenings would be required to be provided at no cost to team members or responders, and without loss of pay. These testing requirements, which also apply to new hires, could result in significantly increased costs. Employers would also be required to provide minimum behavioral health resources to responders, such as diagnostic assessment, short-term counseling, crisis intervention, as well as referral services at no cost to the responder or team member (or identify where such resources are available at no cost in the community). Protective clothing and equipment, vocational training, record keeping, and incident management system requirements are among the many other changes included in the proposed rule. If finalized, we may be subject to significant and ongoing compliance costs. The proposed rule is subject to a public comment period that was extended several times through July 22, 2024. Public hearings were held November 12-December 14, 2024, and there has been no public activity since then.
We are subject to anti-corruption, anti-bribery, economic sanctions, and similar laws and regulations in various jurisdictions in which we operate.
We are subject to anti-corruption, anti-bribery and similar laws and regulations in various jurisdictions in which we operate, including the FCPA, the U.K. Bribery Act 2010 and other anti-corruption laws and regulations. These laws generally prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purpose of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are also subject to the jurisdiction and regulatory oversight of governments and regulatory bodies around the world, which may bring our officers, directors, employees and business partners acting on our behalf, including agents, into contact with government officials responsible for issuing or renewing permits, licenses or approvals or for monitoring compliance and enforcing other governmental laws and regulations. Additionally, our business is subject to certain U.S. and non-U.S. laws and regulations related to economic sanctions, export controls, and similar trade controls, which may limit certain business opportunities or delay or restrict our ability to contract or engage with potential foreign customers or suppliers. We maintain policies and procedures designed to comply with applicable sanctions and anti-corruption laws and regulations. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition, results of operations and cash flows. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees.
If tax laws change or we experience adverse outcomes resulting from examination of our tax returns or disagreements with taxing authorities, it could adversely affect our business, financial condition, and results of operations.
We are subject to federal, state, and local tax laws and regulations in the United States. The application and interpretation of these laws in different jurisdictions affect our operations in complex ways and are subject to change, and some changes may be retroactively applied. Legislation has been previously proposed that includes, among other changes, increases in the corporate and capital gains rates and an overhaul of the international tax rules. It is unclear whether any such legislation will be enacted into law or, if enacted, what form it would take, and it is also unclear whether there could be regulatory or administrative action that could affect U.S. tax rules. President Trump recently signed into law the “One Big Beautiful Bill Act” (as defined above, the “OBBBA”) which includes several new provisions (and other amendments) to the Internal Revenue Code of 1986, as amended (the “Code”). Our future effective tax rates and the value of our deferred tax assets could be adversely affected by historical changes in tax laws, including the continuing impacts of the Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief and Economic Security Act of 2020, the Inflation Reduction Act of 2022, and the OBBBA. Future changes by the United States to existing U.S. tax laws could increase our tax obligations or require us to change the manner in which we operate our business.
In addition, we are subject to the examination of our income and other tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws, or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.
Our inability or failure to obtain, maintain, protect or enforce our intellectual property rights could adversely affect our business.
Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary rights. We generally rely on a combination of trademark, trade secret and other intellectual property laws, as well as contractual protections, such as confidentiality and invention assignment agreements, to establish and protect our intellectual property rights. However, these laws, procedures and agreements provide only limited protection and may not be adequate to protect any of our intellectual property rights from being challenged, invalidated, circumvented, infringed, diluted or misappropriated. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict with certainty whether the steps we take will be adequate to prevent infringement, dilution, misappropriation or other violation of our intellectual property rights, or that we will be able to successfully enforce our rights. Further, efforts to monitor the infringement, dilution, misappropriation or other violation of our intellectual property rights by third parties are difficult, expensive and time-consuming, and there can be no assurance that we will be able to prevent third parties from infringing, diluting, misappropriating, or otherwise violating our intellectual property rights without our knowledge. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We rely on our trademarks, service marks, trade names and brand names to distinguish our services and solutions from those of our competitors. We have registered or applied to register certain of these trademarks, but our trademark applications may not mature to registration or we may not be able to otherwise obtain adequate trademark protection. Parties have brought, and may in the future bring opposition, cancellation or similar adversarial proceedings against our trademark registrations and applications or otherwise challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services or solutions, which could result in loss of brand recognition and could require us to devote resources to develop, advertise and market new brands. If we are unable to protect our rights in our trademarks, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Further, we cannot assure you that competitors will not infringe, dilute or misappropriate our trademarks or that we will have adequate resources to enforce our trademarks.
We protect certain of our unpatented know-how, technology and other proprietary information as trade secrets. However, trade secret protection is risky and uncertain, and the disclosure or independent development by a third party of our proprietary technology could have a material adverse impact on our business and results of operations. We seek to protect our trade secrets by entering into confidentiality agreements with our employees, consultants, subcontractors, clients or other parties who have access to such information, as well as through other security measures. These agreements and security measures may be inadequate to protect access to our trade secrets or other proprietary confidential information from unauthorized use or disclosure. Not all of our employees, consultants, subcontractors, vendors and clients have executed such agreements, and those who have executed such agreements could breach those agreements. If any such breaches have occurred or occur in the future, we may not have adequate remedies for such breach or the scope of such agreements may be insufficient to protect our intellectual property rights. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and a favorable outcome is not guaranteed. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would not have legal recourse to prevent such third party or those to whom they communicate such technology or information, from using that technology or information to compete with us.
Additionally, we cannot assure you that in those foreign jurisdictions in which we may conduct business the intellectual property protection and enforcement practices available to us will be as extensive as the protection and enforcement practices available to us in the United States. Governments may adopt regulations, and government agencies or courts may render decisions, requiring compulsory licensing of intellectual property rights.
If we do not obtain sufficient protection for our intellectual property or if we are unable to effectively maintain, enforce, protect or defend our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful, and any claims that we infringe, dilute, misappropriate or otherwise violate third parties’ intellectual property rights could have a material and adverse effect on our business.
From time to time, legal action by us may be necessary to protect and enforce our intellectual property and other proprietary rights. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, including asserting intellectual property infringement, dilution, misappropriation or other violation claims against third parties. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Third parties may also separately challenge the validity and enforceability of our intellectual property in administrative and other legal proceedings. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation.
We may also be subject to claims by third parties alleging that we have infringed upon, misappropriated, diluted or otherwise violated their intellectual property rights. Furthermore, we cannot guarantee that the operation of our business does not and will not infringe or violate the rights of third parties. We may not be aware that our services or technology are infringing, diluting, misappropriating, or otherwise violating third-party intellectual property rights. As one example, there may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future services or technology. There may also be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our current or future solutions.
In addition, any litigation or proceedings to defend ourselves against allegations of infringement, dilution, misappropriation, or other violations of intellectual property rights, regardless of merit, could be costly, divert attention of management and may not ultimately be resolved in our favor. Many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them, than we can. In addition, the outcome of litigation is uncertain, and if we are unable to successfully defend against claims that we have infringed, diluted, misappropriated or otherwise violated the intellectual property rights of others, we may be prevented from using certain intellectual property or offering certain services, or may be liable for damages, legal fees, settlement payments or other costs, which in turn could materially adversely affect our business, financial condition, results of operations and cash flows. For example, third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to redesign or reengineer all or a portion of our technology (which may not be economically feasible) and/or effectively block our ability to make, use, sell, distribute or market our services or technology in the United States or other countries. Further, if we are required to obtain a license from any third party, such license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. If we are unable to obtain the necessary licenses or other rights, we may be forced to acquire or develop alternate technology, which could be costly, time-consuming or impossible. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Actions taken by the Trump administration and congressional initiatives remain uncertain and could impact our business.
The current Trump administration has announced, and began implementing, several policy changes through executive orders, tariffs and other means, such as restructuring and eliminating various federal government agencies and departments, reducing funding and work force, and evaluating whether certain agencies serve their functions. Congress must also pass resolutions and legislation related to the federal budget, debt limit, federal revenue and spending, and statutory structures of government agencies. We cannot predict the changes that will be implemented or their impact on the Company at this time; however, we monitor and evaluate proposed and implemented changes for possible impact on the Company, including that: (1) the Company holds the FEMA disaster response contract for ambulance services, and changes to FEMA, including proposed reductions in funding, the current reductions in work force, additional requirements for contract approvals and renewals, and changes to FEMA’s role in disaster response as compared to the role of state and local governments, could negatively impact our disaster response contract and revenue derived therefrom; and (2) a substantial amount of the Company’s revenue comes from Medicare, state Medicaid programs and health insurance marketplace (exchange) plans. Changes in funding or eligibility for any of those programs, such as the expiration of federal premium tax credits that occurred at the end of 2025 as a result of the OBBBA, and subsequent increases in ACA plan premiums and increases in the number of uninsured individuals, could impact our revenue. The OBBBA included provisions affecting Medicare and Medicaid, and measures that are expected to reduce federal Medicaid spending, the services covered by Medicaid, and the number of individuals enrolled in Medicaid as a result of work requirements and other stricter eligibility and enrollment requirements, which could have material and adverse effects on our business, financial condition, results of operations and cash flows. See “— If Medicare, Medicaid or other governmental rates for our services are reduced, or if related funding for our services is limited, or if the number of individuals eligible for Medicare and Medicaid programs is reduced, our business may be adversely impacted.”

In addition, the administration has imposed broad-based tariffs on imported goods, which have increased the cost of select equipment and supplies, including aircraft, aircraft parts and ground ambulance components we use. As a general matter, aircraft products and parts are typically exempt or otherwise excluded from tariffs, but there can be no assurance that such exemptions will remain in place in the future. In response, several countries have imposed, or threatened to impose, reciprocal tariffs on imports from the U.S. and other retaliatory measures that negatively impact supply chains and increase the costs for affected imported goods, which could also affect the cost of our equipment and supplies. Various modifications and delays to the U.S. tariffs have been announced and further changes are expected to be made in the future, which may include additional sector-based tariffs or other measures. The ultimate impact remains uncertain and will depend on several factors, including whether additional or incremental U.S. tariffs or other measures are announced or imposed, to what extent other countries implement tariffs or other retaliatory measures in response, and the overall magnitude and duration of these measures. If disputes and conflicts further escalate, actions by the governments in response could be significantly more severe and restrictive. Trade disputes, tariffs, restrictions and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain. While we actively monitor these risks and manage our supply chains accordingly, prolonged economic or geopolitical disruptions could adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial conditions and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this prospectus. The ultimate outcome and consequences of the implementation of tariffs or other restrictive trade measures by the U.S. and other countries (including in the form of reciprocal measures) remains highly uncertain. Any trade wars, through the implementation of tariffs or otherwise, could materially and adversely affect us, directly and indirectly, including by adversely impacting the supply chains for our operations, declining consumer confidence, inflation, lower economic expectations, and increasing the costs of services we provide.
Pandemics, epidemics, outbreaks of an infectious disease or other public health crises could adversely affect, our business and results of operations.
Pandemics, epidemics, outbreaks of an infectious disease or other public health crises can impact the demand for our ground or air services, increase our operating expenses, including the cost of personal protective equipment and disinfectant, costs of quarantined employees, information technology costs to support administrative personnel in remote working environments and disrupt international supply chains, impacting the availability and cost of medical supplies used in providing our services, as well as the availability of larger asset purchases (including vehicles and components for these assets) that we undertake in the ordinary course of business. Staffing shortages from personnel quarantine, retention and competitive hiring by other healthcare providers impact the number of ambulances operating within contract requirements and may adversely impact response times to communities and increase liquidated damages and contract retention. We may be more vulnerable to the effects of a public health emergency than other businesses due to the physical proximity required by our operations. Our nurses, paramedics, emergency medical technicians and other employees are also at greater risk of contracting contagious diseases due to their increased exposure to patients and the essential nature of their work or if they do not follow proper personal protective equipment and safety protocols. If there is a reduction in our available healthcare providers due to concerns around a disease outbreak or related risks or if substantial numbers of our healthcare providers were to contract a disease or otherwise be required to quarantine due to exposure to a contagious disease, our ability to provide services to our patients may be significantly interrupted or suspended. A pandemic or an epidemic outside of the United States could also adversely impact our business in ways that are difficult to predict, including, for example, through the disruption of pharmaceutical and medical supply chains. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our business and properties may be affected by natural disasters and terrorist activity, and any such event may adversely affect our financial results.
Certain natural disasters could cause us to be unable to operate from certain locations. Events such as hurricanes, extensive flooding, earthquakes or other natural events could cause damage to our facilities, aircraft or ground ambulance units and could create situations where we are unable to operate over large areas. Each of these events, depending on their duration, could materially adversely affect our results of operations. In recent years, for example, major hurricanes impacted air operations in the southern United States, and fires in California impacted our operations in the western United States. If similar events were to occur in the airspace in which we operate, it could cause us to be unable to fly until weather conditions improve. In addition, inadequate preparedness, contingency planning, insurance coverage or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the reputation of our businesses.
Terrorist acts could adversely affect our ability to operate some or all of our business. For example, after the terrorist attacks on September 11, 2001, the FAA ordered every aircraft in the United States to land and did not permit any new flights until September 13, 2001. If a similar terrorist attack were to occur again, the FAA could again ground all aircraft in the United States. Terrorist incidents could occur at one of the locations at which we base our aircraft, which could affect our ability to operate from that base. Additionally, terrorist incidents could result in our being required to comply with new security measures, which could increase our costs of operations.
Risks Related to Our Indebtedness
Our substantial indebtedness could adversely affect our financial condition.
We have a substantial amount of indebtedness, which will require interest and principal payments. As of December 31, 2025, we had approximately $4,899 million of long-term indebtedness, including interest but excluding finance lease obligations, and we had additional borrowing capacity of $695.1 million, subject to the borrowing base, under the A&R ABL Facility after giving effect to $104.9 million of outstanding letters of credit issued thereunder. Our and our subsidiaries’ substantial indebtedness could have important consequences, including the following:
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making it more difficult for us to satisfy our debt obligations;

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continuing to require us and certain of our subsidiaries to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available for operations and any future business opportunities;

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limiting flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

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placing us at a competitive disadvantage compared to our competitors that have less indebtedness;

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increasing our vulnerability to adverse general economic or industry conditions, including in the event of a global pandemic or health crisis;

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making us and our subsidiaries more vulnerable to fluctuations in interest rates, as borrowings under our Senior Secured Credit Facilities are at variable rates; and

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limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

These limitations could adversely affect our operating performance, growth, profitability and financial condition, which would make it more difficult for us to generate cash flow sufficient to satisfy our obligations under our indebtedness. Furthermore, the instruments governing our indebtedness contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. In addition, the Third A&R ABL Credit Agreement provides that GMR, Inc. must maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess liquidity falls below a specified threshold. See “Description of Certain Indebtedness — A&R ABL Facility” for additional information. Our failure to comply with such covenants in our debt instruments (including the minimum fixed charge coverage ratio covenant contained in the Third A&R ABL Credit Agreement) could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

Despite our substantial level of indebtedness, we may be permitted to incur substantial indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.
We and our subsidiaries may be able to incur substantial indebtedness in the future. As of December 31, 2025, we had additional borrowing capacity of $695.1 million, subject to the borrowing base, under the A&R ABL Facility after giving effect to $104.9 million of outstanding letters of credit issued thereunder. Although the documentation governing our existing indebtedness contains important restrictions on the incurrence of additional indebtedness, these restrictions are subject to certain qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness. To the extent we and our subsidiaries incur further indebtedness, the substantial risks related to our level of indebtedness would increase.
In addition to our high level of indebtedness, we have significant obligations relating to aircraft finance leases and aircraft purchase commitments.
As of December 31, 2025, we had operating lease commitments of $228.8 million, related primarily to our real property and aircraft hangers. As of December 31, 2025, we had $96.8 million in finance lease commitments. As of December 31, 2025, 137 of our 513 aircraft were financed, which have terms ranging from 5 to 19 years. In addition, in 2025, we purchased 12 net new aircrafts and, as of December 31, 2025, we also had commitments to purchase aircraft totaling $356.2 million scheduled to be acquired from 2026 to 2031. We anticipate delivery of 38 new aircrafts between 2026 and 2027, the delivery of which is subject to the ability of aircraft manufacturers to deliver in accordance with schedule, which can be negatively impacted by various macro economic and geopolitical factors. Typically, we have financed these aircraft through either lease or debt agreements.
Our high level of fixed lease and aircraft purchase obligations require us to use a significant portion of cash generated by us to satisfy these obligations and could adversely impact our ability to obtain future financing to support expansion plans or other operational investments. We require substantial cash flows from operations to make payments under our finance and operating leases or to acquire new aircraft. If we are not able to make the required payments under the leases, the lenders or owners of the aircraft or hangars may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our finance and operating leases could trigger defaults under other leases or under agreements governing our other indebtedness, which could cause the counterparties under those agreements to accelerate those obligations. If we decline to take delivery of the aircraft under purchase obligations due to the lack of available financing or for any other reason, we would forfeit any nonrefundable deposits we previously made to the aircraft manufacturers, which deposits totaled $34.4 million at December 31, 2025.
Our ability to service all of our indebtedness depends on many factors beyond our control, and if we cannot generate enough cash to service our indebtedness, we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing general and regional economic, financial, competitive, legislative, legal, business and regulatory factors and other factors beyond our control, including the impact of global pandemics or health crises, such as the COVID-19 pandemic, and the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt to refinance our debt or to fund our other liquidity needs. Moreover, we are a holding company, and accordingly, we are dependent upon distributions from our subsidiaries to make payments in respect of our consolidated indebtedness.
Cash flows from operations are the principal source of funding for us. Our business may not generate cash flow from operations in an amount sufficient to fund our liquidity needs. If our cash flows are insufficient to service our indebtedness we may be forced to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital and credit markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations and limit our financial flexibility. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and, as a result, our liquidity and financial condition could be adversely affected and we may not be able to meet our scheduled debt service obligations. If for any reason we are unable to meet our debt service obligations, we would be in default under the terms of the agreements governing our outstanding indebtedness. If such a default were to occur, the lenders under our Senior Secured Credit Facilities could elect to declare all amounts outstanding immediately due and payable, and the lenders would not be obligated to continue to advance funds under our Senior Secured Credit Facilities. If the amounts outstanding under our indebtedness were accelerated, our assets may not be sufficient to repay in full the money owed to our other debt holders and we could be forced into bankruptcy or liquidation.
The agreements governing our existing indebtedness impose significant operating and financial covenants and restrictions in the documents governing our indebtedness and other debt that we incur in the future may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest, which may prevent us from capitalizing on business opportunities.
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The debt agreements governing our existing indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

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incur or guarantee additional debt or issue disqualified stock or preferred stock;

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pay dividends and make other distributions on, or redeem or repurchase, capital stock;

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make certain investments;

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incur certain liens;

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enter into transactions with affiliates;

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merge or consolidate;

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materially change the nature of our business;

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amend, prepay, redeem or purchase certain subordinated debt;

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enter into agreements that restrict the ability of certain subsidiaries to make dividends or other payments to the Company; and

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transfer or sell assets.

As a result of these restrictions, we are significantly limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
Our failure to comply with the restrictive covenants described above, as well as other terms of our existing indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.
Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition and thus the value of our shares of common stock.
If there was an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments, and we could be forced into bankruptcy or liquidation, adversely affecting the value of our shares of common stock.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under our Senior Secured Credit Facilities are and will be at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Our variable rate indebtedness uses the Secured Overnight Financing Rate (“SOFR”).
Risks Related to this Offering and Ownership of Our Class A Common Stock
We will be a “controlled company” within the meaning of the rules of the NYSE and the rules of the SEC and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.
After completion of this offering and the Concurrent Transactions (based on an assumed public offering price of $       per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus)), KKR Stockholder will beneficially own approximately      % of the voting power of our outstanding shares of common stock (or      % if the underwriters exercise in full their over-allotment option), assuming the exercise in full of all outstanding Company Warrants. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that:
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a majority of our board of directors consist of “independent directors” as defined under the rules of  the NYSE;

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our director nominees be selected, or recommended to our board of directors for selection, by a nominating/governance committee comprised solely of independent directors; and

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the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, (i) we may not have a majority of independent directors, (ii) our Compensation Committee may not consist entirely of independent directors, and (iii) director nominations may not be made, or recommended to the full board of directors, by our independent directors or by a nominating and governance committee that is comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. These exemptions do not modify the independence requirements for our Audit Committee, and we expect to satisfy the member independence requirement for the Audit Committee prior to the end of the transition period provided under the NYSE listing standards and SEC rules and regulations for companies completing their initial public offering. See the section titled “Management — Board Leadership Structure and Our Board of Director’s Role in Risk Oversight — Audit Committee.”
KKR Stockholder controls us, and its interests may conflict with yours in the future.
Immediately following this offering and the Concurrent Transactions (based on an assumed public offering price of $          per share of Class A common stock (which is the midpoint of the estimated

offering price range shown on the cover page of this prospectus)), KKR Stockholder will beneficially own    % of the voting power of our outstanding shares of common stock (or    % if the underwriters exercise in full their over-allotment option), assuming the exercise in full of all outstanding Company Warrants. As a result, KKR Stockholder will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation or bylaws and other significant corporate transactions for so long as KKR Stockholder and the affiliated KKR Funds retain significant ownership of us. KKR Stockholder and the affiliated KKR Funds may also direct us to make significant changes to our business operations and strategy, including with respect to, among other things, new product and service offerings, team member headcount levels and initiatives to reduce costs and expenses. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our Class A common stock. So long as KKR Stockholder and the affiliated KKR Funds continue to beneficially own a significant amount of our voting power, even if such amount is less than 50%, KKR Stockholder will continue to be able to strongly influence or effectively control our decisions and, so long as KKR Stockholder and the affiliated KKR Funds beneficially own at least      % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, KKR Stockholder will be able to nominate individuals to our board of directors under the stockholders agreement that we expect to enter into in connection with this offering. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.” The interests of KKR Stockholder may not coincide with the interests of other holders of our common stock.
In the ordinary course of their business activities, KKR Stockholder and the affiliated KKR Funds may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that we will renounce any interest or expectancy in business opportunities that may be presented to KKR Stockholder and any of the affiliated KKR Funds or any director who is not employed by us. KKR Stockholder and the affiliated KKR Funds also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, KKR Stockholder and the affiliated KKR Funds may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.
In addition, KKR Stockholder and the affiliated KKR Funds will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of the Company and ultimately might affect the market price of our Class A common stock.
All or a portion of the common stock and warrants held by the KKR Stockholder are expected to be pledged to facilitate of the KKR Stockholder’s financing of its investment in the Private Placement. Such financing will contain customary default provisions. In the event of a default under such financing, including without limitation the failure to maintain a minimum loan-to-value of the collateral ratio or for the borrower to satisfy certain payments required under such margin loan, the secured parties may foreclose upon any and all of the shares of common stock and warrants pledged to them if the KKR Stockholder fails to cure such default. It is possible that such foreclosure could, among other things, result in a change in control of the company and the loss of our ability to qualify as a controlled company.
Regulations limit foreign ownership of the Company, which could reduce the price of our Class A common stock and cause owners of our Class A common stock who are not U.S. persons to lose their voting rights.
Our amended and restated certificate of incorporation will provide that persons or entities that are not “citizens of the U.S.” (as defined in the Federal Aviation Act of 1958, as amended (the “Federal Aviation Act”)) shall not collectively own or control more than 24.9% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the U.S. nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the U.S. shall automatically be reduced.

These voting rights will be reduced pro rata among the holders of voting shares who are not citizens of the U.S. to equal the Permitted Foreign Ownership Percentage based on the number of votes to which the underlying voting securities are entitled. Shares held by persons who are not citizens of the U.S. may lose their associated voting rights. Accordingly, in the event of any vote by our stockholders, the voting rights of shares held by non-U.S. citizens would be reduced pursuant to our organizational documents if such ownership remains above the Permitted Foreign Ownership Percentage at the time of such vote. These restrictions may also have a material adverse impact on the liquidity or market value of our Class A common stock because stockholders may be unable to transfer our Class A common stock to persons who are not citizens of the U.S. and because persons who are not citizens of the U.S. may be unable or unwilling to hold shares of our Class A common stock the voting rights of which have been reduced. See “Description of Capital Stock — Foreign Ownership Limitation” for additional information.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.
As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors.
We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.
Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business, financial condition, and stock price.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act (“Section 404”).
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our Class A common stock.
There has been no prior public market for our Class A common stock and there may not develop or continue an active, liquid trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of Class A common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our Class A common stock at an attractive price or at all. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in a competitive market. Instead, the initial public offering price per share of Class A common stock will be determined by agreement among us and the representative(s) of the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our Class A common stock.
Our stock price may change significantly following this offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed elsewhere in “Risk Factors” and the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of our competitors;

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changes in seasonal patterns that impact our business such as increased poor weather or decreased flu activity that may or may not cross over between prior period quarters;

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changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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changes in economic conditions for companies in our industry;

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changes in market valuations of, or earnings and other announcements by, companies in our industry;

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declines in the market prices of stocks generally;

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additions or departures of key management personnel;

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strategic actions by us or our competitors;

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announcements by us, our competitors our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

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changes in preference of our customers and our market share;

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changes in general economic or market conditions or trends in our industry or the economy as a whole;

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impacts from tariffs;

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changes in business or regulatory conditions;

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impacts from increases to our costs, including the price of fuel;

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impacts of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending, including changes in coverage eligibility for Medicaid or subsidized health insurance marketplace (exchange) plans;

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future sales of our Class A common stock or other securities;

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investor perceptions of or the investment opportunity associated with our Class A common stock relative to other investment alternatives;

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changes in the way we are perceived in the marketplace, including due to negative publicity or campaigns on social media to boycott certain of our products, our business or our industry;

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the public’s response to press releases or other public announcements by us or third-parties, including our filings with the SEC;

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changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

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announcements relating to litigation or governmental investigations;

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guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

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the development and sustainability of an active trading market for our Class A common stock;

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changes in accounting principles; and

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other events or factors, including those resulting from informational technology system failures and disruptions, epidemics, pandemics, natural disasters, war, acts of terrorism, civil unrest, or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation against various issuers. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our Class A common stock.

Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price per share of Class A common stock will be substantially higher than our net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid by our existing owners. Assuming an initial public offering price of $      per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and the exercise of all outstanding Company Warrants, you will incur immediate and substantial dilution in an amount of $      per share of common stock. If the underwriters exercise their over-allotment option, you will experience additional dilution. You may also experience additional dilution upon future equity issuances or upon the actual exercise of outstanding Company Warrants (including New Warrants issued in the Concurrent Transactions), exercise of options to purchase our common stock or the settlement of restricted stock units granted to our employees, executive officers and directors under the 2015 Equity Incentive Plan, 2026 Equity Incentive Plan and ESPP. See “Dilution.”
The dual-class structure of our common stock may limit your ability to influence corporate matters and visibility with respect to certain transactions, and may adversely affect the trading market for, and liquidity of, our Class A common stock.
The dual-class structure of our common stock may limit your ability to influence corporate matters. Holders of our Class A common stock are entitled to one vote per share, while holders of our Class B common stock are not entitled to any votes, except as otherwise provided by law or our certificate of incorporation. Nonetheless, each share of our Class B common stock will automatically convert into one share of Class A common stock upon the sale or other transfer of such share of Class B common stock by the holder thereof. Consequently, if holders of our Class B common stock following this offering sell or otherwise transfer their shares of Class B common stock, this will have the effect of decreasing the relative voting power of all holders of Class A common stock, which may limit your ability to influence corporate matters.
Furthermore, we cannot predict whether the dual-class structure of our common stock will result in a lower or more volatile market price of our Class A common stock or other adverse consequences. For example, certain stock index providers have historically imposed restrictions on including companies with multi-class capital structures in certain of their indices. Because of our dual-class structure, we may be excluded from certain of these indices, where applicable, and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices and could make our Class A common stock less attractive to investors, result in less demand for our Class A common stock and adversely affect the market price of our Class A common stock and our liquidity. In addition, several stockholder advisory firms and large institutional investors oppose the use of multi-class structures. As a result, the dual-class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Any of the foregoing could adversely affect the value and liquidity of our Class A common stock.
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, exercise of Company Warrants, acquisitions or otherwise.
After this offering we will have approximately      shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock, options and other equity awards relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved, or will reserve in the future, shares for issuance under our 2015 Equity Incentive Plan, 2026 Equity Incentive Plan and the ESPP. See “Compensation Discussion and Analysis — Equity Compensation Plans.” Any common stock that we issue, including under our 2015 Equity Incentive Plan, 2026 Equity

Incentive Plan and the ESPP or other equity incentive plans that we may adopt in the future, or as a result of the exercise of        outstanding Company Warrants, including          New Warrants issued in the Concurrent Transactions based on an assumed public offering price of $        per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), or the issuance and subsequent conversion of Class B common stock into Class A common stock, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.
Our ability to raise capital in the future may be limited.
Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both.
Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our Class A common stock and diluting their interest.
There can be no assurances that we will pay cash dividends on our common stock, and you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We intend to evaluate, from time to time, whether to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
GMR Solutions Inc. is a holding company and depends on its subsidiaries for cash to fund its operations, pay taxes and expenses (including payments under the Tax Receivable Agreement), make future dividend payments, if any, and to meet its debt obligations.
Our operations are conducted through our wholly-owned subsidiaries and our ability to generate cash to meet our debt service obligations, pay taxes or to make future dividend payments, if any, is highly dependent on the earnings of, and the receipt of funds from, our subsidiaries via dividends or intercompany loans. We intend to evaluate, from time to time, whether to pay dividends on our common stock. See “Dividend Policy.” If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. GMR Solutions Inc. is a holding company and its operations are conducted through its wholly-owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our subsidiaries are currently subject to certain restrictions and covenants under the agreements governing our indebtedness, which may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.
Further, if we do not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments may be deferred indefinitely while accruing interest at a per annum rate of       (in the case of the deferral of such payments as a result of restrictions imposed under our debt obligations) or       (in the case of the deferral of such payments for any other reason). These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”
Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.
Although we anticipate using the net proceeds from the offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds for specific uses due to a variety of factors. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.
Future sales or issuances, or the perception of future sales or issuances, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
The sale or issuance of substantial amounts of shares of our Class A common stock or other securities convertible, exercisable or exchangeable into shares of our Class A common stock in the public market, or the perception that such sales or issuances could occur, including sales by our existing stockholders, could harm the prevailing market price of shares of our Class A common stock. These sales or issuances, or the possibility that these sales or issuances may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering we will have a total of      shares of our common stock outstanding, excluding shares issuable upon exercise of outstanding Company Warrants. Following this offering and the Concurrent Transactions (based on an assumed public offering price of $        per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus)), we will also have         Company Warrants outstanding to purchase        shares of Class A common stock and           shares of Class B common stock. Of the outstanding shares (excluding shares issuable upon exercise of outstanding Company Warrants),       shares of Class A common stock sold in this offering (or      shares if the underwriters exercise in full their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our existing stockholders), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The remaining outstanding        shares of common stock held by our existing stockholders after this offering (excluding shares issuable upon exercise of outstanding Company Warrants), representing       % of the total outstanding shares of our common stock following this offering (or      % if the underwriters exercise in full their over-allotment option), will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

We, our executive officers, directors and substantially all of our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.
The underwriters have granted the KKR Stockholder an exception under its lock-up agreement that permits it to pledge a portion of its shares of our common stock and warrants (other than the Company Warrants purchased by the KKR Stockholder in the Private Placement). All or a portion of the common stock and warrants held by the KKR Stockholder are expected to be pledged to facilitate the KKR Stockholder’s financing of its investment in the Private Placement. Such financing will contain customary default provisions. In the event of a default under such financing, including without limitation the failure to maintain a minimum loan-to-value of the collateral ratio or for the borrower to satisfy certain payments required under such margin loan, the secured parties may foreclose upon any and all of the shares of common stock and Company Warrants pledged to them if the borrower fails to cure such default. In such case, the secured parties may sell the shares of Class A common stock they obtain in open market, or any common stock or warrants in privately negotiated transactions. Such an event could cause our stock price to decline.
In addition, pursuant to the Registration Rights Agreement, KKR Stockholder will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, KKR Stockholder could cause the prevailing market price of our Class A common stock to decline. Certain of our other existing stockholders have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately      % of our total common stock outstanding (or      % if the underwriters exercise in full their over-allotment option), excluding shares issuable upon exercise of outstanding Company Warrants. In addition,        shares of Class A common stock issuable upon exercise of Company Warrants, including        New Warrants issued in the Concurrent Transactions based on an assumed public offering price of $          per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), are entitled to registration rights. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our existing 2015 Equity Incentive Plan, our 2026 Equity Incentive Plan to be adopted in connection with this offering and our ESPP to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover       shares of our common stock.
As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if our operating results do not meet their expectations, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
These provisions will provide for, among other things:
•
a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;

•
the ability of our board of directors to issue one or more series of preferred stock, and to fix the rights, powers (including voting powers) and preference of any series of preferred stock;

•
advance notice requirements for nominations of directors by stockholders and for stockholders to present other matters for consideration at our annual meetings;

•
certain limitations on stockholder action by consent in lieu of a meeting and the rights of stockholders to call special stockholder meetings;

•
the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% in voting power of the shares of common stock entitled to vote generally in the election of directors if KKR Stockholder and the affiliated KKR Funds cease to beneficially own at least 30% in voting power of shares of common stock entitled to vote generally in the election of directors; and

•
that certain provisions may be amended only by the affirmative vote of at least 66 2∕3% in voting power of shares of common stock entitled to vote generally in the election of directors if KKR Stockholder and the affiliated KKR Funds cease to beneficially own at least 30% in voting power of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue      shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware(or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts will be the exclusive forum for Securities Act and Exchange Act claims, which could limit our stockholders’ ability to bring a suit in a different judicial forum than they may otherwise choose for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal district courts shall be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the federal securities laws of the United States, including any claims under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock — Exclusive Forum.”
Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other team members or stockholders. There is also a risk that the exclusive forum provisions may result in increased costs for a stockholder to bring a claim. Alternatively, if a court were to find the choice of forum provision contained in our amended restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations, and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industries, business strategy, goals, prospects and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” the negative version of these words, or similar terms and phrases to identify forward-looking statements in this prospectus. However, such terminology is not the exclusive means of identifying forward-looking statements and its absence does not mean that the statement is not forward-looking.
The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:
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our dependence on the number of patient transports we conduct and the factors adversely impacting our number of patient transports;

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decreases in revenue as a result of changes in our payor mix;

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limits on our ability to collect price increases from private insurance providers;

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our dependence on government (including the Medicare, Medicaid and the VA) and private insurance programs (including workers compensation and auto) for a substantial portion of our revenue;

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inflationary pressures, particularly increases in employee wages, benefits and taxes and fuel costs;

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adverse weather conditions;

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the grounding of our aircraft due to airworthiness directives and service bulletins, and the availability of supplies for our operations;

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our ability to maintain our corporate reputation and relationships with existing patient referral sources or establish new referral sources;

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potential loss of existing contracts;

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our ability to attract and retain qualified personnel;

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the substantial capital expenditures and working capital requirements of our business, and the availability of aircraft lease financing;

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our dependence on a limited number of third-party suppliers;

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risks associated with our emphasis on servicing rural communities;

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accidents or other incidents involving our aircraft, ground ambulance units or aircraft in our industry generally;

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our ability to integrate acquired companies including personnel, processes, and information technology;

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our ability to manage organizational change effectively;

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the degree to which we are able to integrate our services with our operating systems, devices and software;

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impairment of our goodwill or other intangible assets;

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potential cybersecurity and data breaches resulting in the unauthorized disclosure of critical and other sensitive or regulated data, including PII or PHI, or unintentional encryption of data or corporate documents;

•
our use or our third-party service providers’ or business partners’ use of Machine Learning Technologies and the evolving regulatory framework in this area;

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risks related to our payment processing;

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the ability of hospitals to receive the patients we transport;

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any work stoppages and/or further unionization of our workforce;

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retention of our senior management;

•
general economic conditions and the demand for our services;

•
competition from other air and ground medical service providers;

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limitations under our insurance coverage and the financial condition of our insurance providers;

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inherent uncertainties around our reserves for losses under our insurance program;

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natural disasters and terrorist activity;

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our obligations relating to aircraft leases and aircraft purchase commitments;

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pandemics, epidemics, outbreaks of an infectious diseases or other public health crises could adversely affect our business and results of operations;

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increased regulations and our ability to comply with regulations relating to our industry;

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our compliance with applicable laws and government regulations and potential incurrence of penalties or requirements to make significant changes to our operations;

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our compliance with regulations relating to the manner in which we bill and are paid for our services;

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our compliance with evolving data privacy and protection laws and regulations;

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impacts of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending, including changes in coverage eligibility for Medicaid or subsidized health insurance marketplace (exchange) plans;

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impacts of recent legislation and the associated collections process relating to the No Surprises Act;

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changes in the rates or methods of third-party reimbursement for our services and our ability to estimate and recover such reimbursement, including due to political discord in the state and federal budgeting process outside of our control;

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impacts from U.S. government agency or department restructuring;

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impacts from tariffs;

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potential loss or suspension of licenses or accreditations; and

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our compliance with environmental regulations and liability arising out of environmental conditions.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward- looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $      million (or approximately $      million, if the underwriters exercise in full their over-allotment option) from the sale of shares of our Class A common stock in this offering, assuming an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
An increase (decrease) of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering by $      million. A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our Class A common shares. We intend to use $        of the net proceeds from this offering to redeem the outstanding shares of Series B Preferred Stock that are not subject to the Preferred Exchange, with any remaining net proceeds used for general corporate purposes.

DIVIDEND POLICY
We have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. GMR Solutions Inc. is a holding company and its operations are conducted through its wholly-owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our subsidiaries are currently subject to certain restrictions and covenants under the agreements governing our indebtedness. These restrictions and covenants may restrict the ability of those entities to make distributions to GMR Solutions Inc. See “Description of Certain Indebtedness.” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization as of December 31, 2025:
•
on an actual basis; and

•
on an adjusted basis, to give effect to: (i) the filing and effectiveness of our amended and restated certificate of incorporation, including the reclassification of all issued shares of common stock into shares of Class A common stock pursuant thereto, and amended and restated bylaws, (ii) the issuance and sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the Preferred Exchange, (iv) the Private Placement and the use of proceeds therefrom, and (v) the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as our audited consolidated financial statements and related notes, each included elsewhere in this prospectus.
	As of December 31, 2025
	Actual	As adjusted
(in thousands)		(unaudited)
Cash and Cash Equivalents(1)	$609,349	$
Debt:
Secured Debt:
Secured Term Loans:
2032 First Lien Term Loan(2)	3,600,000
Secured Notes:
2032 Secured Notes(2)	1,000,000
A&R ABL Facility(3)	—
Other long-term debt, including promissory notes related to aircraft purchases	503,886
Finance leases	96,767
Total debt (inclusive of finance lease obligations)(4)	5,200,653
Stockholders’ Equity:
Common stock; $0.0001 par value per share; 200,000,000 shares authorized, 22,096,835 shares issued and 21,675,837 outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(5)	2
Class A common stock; $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(5)	—
Class B common stock; $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(5)	—
Preferred Stock; $0.0001 par value per share; 4,000,000 shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	445,140
Series B Preferred Stock; $0.0001 par value per share; 962,632 shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	445,140

	As of December 31, 2025
	Actual	As adjusted
(in thousands)		(unaudited)
Additional paid-in capital(1)	456,466
Retained earnings (deficit)	(259,492)
Accumulated other comprehensive income (loss)	7,179
Total stockholders’ equity(1)	204,155
Total capitalization(1)	$6,032,279	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, based on the midpoint of the estimated offering price range shown on the cover page of this prospectus, would increase (decrease), as applicable, cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $       million, assuming the number of shares offered by us for this offering shown on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering in this offering. An increase (decrease) of 1,000,000 shares offered by us from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the midpoint of the estimated offering price range shown on the cover page of this prospectus, would increase (decrease), as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us for this offering.

(2)
Represents the aggregate principal amount excluding the impact of unamortized deferred financing costs and debt discount.

(3)
As of December 31, 2025, we had no borrowings outstanding under the A&R ABL Facility. As of December 31, 2025, we had additional borrowing capacity of $695.1 million, subject to the borrowing base, under the A&R ABL Facility after giving effect to $104.9 million of outstanding letters of credit issued thereunder.

(4)
As of December 31, 2025, the amount of current portion of total long-term debt is $147,140 thousand and the amount of unamortized deferred financing costs and debt discount is $(57,977) thousand.

(5)
Immediately following this offering we will have two classes of common stock: Class A common stock, of which       shares will be outstanding, and Class B common stock, of which       shares will be outstanding. Actual and as adjusted amounts do not reflect the exercise of outstanding Company Warrants, including      New Warrants issuable in the Concurrent Transactions based on an assumed public offering price of $      per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). The number of New Warrants issued in (i) the Preferred Exchange will be based on the aggregate liquidation preference of the applicable shares of Series B Preferred Stock of $     , divided by the initial public offering price, and (ii) the Private Placement will be based on the aggregate purchase price of $      , divided by the initial public offering price. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of         New Warrants. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of         New Warrants.

DILUTION
If you invest in shares of our Class A common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the net tangible book value per share attributable to the common stock held by our existing stockholders.
Assuming the full exercise of all outstanding Company Warrants, our net tangible book value as of December 31, 2025 was approximately $(2.7) billion, or $(18.80) per share of our common stock. We calculate net tangible book value per share by taking the amount of our total assets, reduced by the amounts of our goodwill, intangible assets, net, and total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.
After giving effect to (i) the reclassification of all issued shares of common stock into shares of Class A common stock, (ii) the sale by us of      shares of Class A common stock in this offering at the initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, (iii) the use of proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (iv) the Concurrent Transactions based on the initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the exercise of such New Warrants, our as adjusted net tangible book value as of December 31, 2025 would have been $      million, or $      per share of our common stock. This amount represents an immediate increase in net tangible book value of $      per share of common stock to our existing stockholders and an immediate and substantial dilution in net tangible book value of $      per share of common stock to new investors purchasing shares in this offering.
The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock in this offering:
Assumed initial public offering price per share of Class A common stock (the midpoint of the estimated offering price range shown on the cover page of this prospectus)	$
Net tangible book value per share of common stock as of December 31, 2025	$
Increase in net tangible book value per share of common stock attributable to investors in this offering	$
As adjusted net tangible book value per share of common stock after giving effect to this offering	$
Dilution in net tangible book value per share of common stock to investors in this offering	$
Dilution is determined by subtracting as adjusted net tangible book value per share of common stock after this offering from the initial public offering price per share of Class A common stock.
A $1.00 increase in the assumed initial public offering price of $      per share of our Class A common stock would increase our net tangible book value after giving effect to this offering by $      million, or by $      per share of our common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction. The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing.
The following table summarizes, on the same as adjusted basis as of December 31, 2025, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share of common stock paid by our existing stockholders and by new investors purchasing shares of Class A common stock in this offering.

	Shares of common stock Purchased		Total Consideration		Average Price Per Share of common stock
	Number	Percent	Amount	Percent
(in millions)
Existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		100%	$	100%	$
Each $1.00 increase in the assumed offering price of $      per share of our Class A common stock would increase total consideration paid by investors in this offering by $      million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction.
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on      shares of Class A common stock and      shares of our Class B common stock outstanding as of December 31, 2025 after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation, including the reclassification of all issued shares of common stock into shares of Class A common stock pursuant thereto.
If the underwriters were to exercise in full their option to purchase      additional shares of Class A common stock in this offering, the percentage of shares of our common stock held by existing stockholders as of December 31, 2025 would be    % and the percentage of shares of our common stock held by new investors in this offering would be    %, assuming the exercise in full of all outstanding Company Warrants.
To the extent that outstanding options are exercised or outstanding restricted stock units or performance stock units are settled or we grant options, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion analyzes our financial condition and results of operations and should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. Known material factors that could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this discussion or otherwise made by our management, are described in “Risk Factors.” Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in “Risk Factors.”
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Overview
We are the largest provider of EMS and one of the largest providers of essential alternate-site, out-of-hospital care in the U.S. with more than 100 years of operating history. With approximately 34,000 employees as of December 31, 2025, we deliver compassionate, quality medical care, meeting a patient’s unplanned and planned care needs. We provide emergent, non-emergent, disaster response and event medical services, utilizing our more than 24,000 clinicians, fleets of air and ground assets for medical transportation and offer innovative solutions such as Nurse Navigation to provide comprehensive care to our patients in their time of need. In early 2025, we completed a strategic review of our business, concluding a multi-year process in which we exited select underperforming contracts to re-focus on our core operations and drive growth and profitability. Following this strategic review, we believe we are poised for sustainable, profitable growth through the following measures: expanding our presence in existing markets, growing into new markets, cross selling our integrated offering and pioneering innovative solutions to unlock previously inaccessible communities. We maintain longstanding relationships across the healthcare ecosystem, serving local communities, health systems, payors, public health and local, state and federal agencies.
Executive Summary
•
Largest provider of EMS and one of the largest providers of essential alternate-site, out-of-hospital care in the U.S.

•
The only national, fully-integrated air and ground EMS provider with operations spanning approximately 1,400 U.S. counties, covering both rural and urban communities which are home to 62% of the U.S. population.

•
At the front line of the healthcare continuum, encountering approximately 15,000 patients per day or approximately 5.5 million patients annually and our clinicians perform a critical care intervention every 89 seconds.

•
Data set of more than 80 million patient records.

•
Team of more than 24,000 clinicians serves as the first line of care, providing lifesaving treatment at crucial moments.

•
Over $35 billion of addressable market opportunity with multiple tailwinds to our growth.

•
Focused operational initiatives driving return to steady-state historical margins despite post-COVID-19 cost inflation and labor headwinds.

•
Highly attractive growth opportunities in existing and new markets, bolstered by our innovative solutions.

•
In 2025, revenue decreased by $236.4 million, or (4.0%), to $5,739.8 million year-over-year.

•
In 2025, net income increased by $185.8 million, or 910.8%, to $206.2 million year-over-year.

•
In 2025, Adjusted EBITDA increased by $92.8 million, or 8.5%, to $1,186.2 million year-over-year.

Long-Term Trends and Other Factors Affecting Our Results of Operations
Rural Hospital Closures
Across our core markets — emergent and non-emergent medical services — we have seen an increasing trend in the closure of rural hospitals, leading to increased demand for our emergent and non-emergent services. Since 2010, over 150 rural hospitals have closed or no longer provide in-patient services, with more than 300 additional rural hospitals at immediate risk of closing due to financial distress. As the population continues to age, communities face a greater need for frequent and specialized medical attention alongside a growing chronic disease burden. Consolidation of rural hospitals and hospital service lines has accelerated reliance on extended distance services, particularly our air medical services.
Aging Population
The U.S. population is undergoing significant demographic shifts marked by both aging and growth, which are driving increased demand for healthcare and specifically for emergent care. For example, by 2030, the number of Americans age 65 (or older) is expected to reach 69 million, which is a more than 10% increase compared to 2025. As the baby boomer generation ages, there is a rising proportion of older adults who are more likely to experience acute health episodes, necessitating emergent care interventions. Additionally, overall population growth contributes to higher EMS utilization rates, as more individuals require immediate medical attention for accidents, sudden illnesses and other emergencies.
Increasing Prevalence of Chronic Conditions
Approximately 45% of the U.S. population is living with at least one chronic condition. The increasing prevalence of chronic conditions such as chronic obstructive pulmonary disease (COPD), heart disease, diabetes, and hypertension are driving heightened demand for emergent care in the U.S. These conditions often lead to acute exacerbations and complications that require emergent care interventions. As the incidence of these chronic diseases continues to rise, EMS providers are increasingly called upon to deliver critical care in urgent situations, ensuring that patients receive timely and effective treatment during medical emergencies.
Overburdened Emergency Departments
EMS providers have also experienced increasing demand due to a confluence of factors impacting the healthcare landscape. A widespread provider shortage across the healthcare system has exacerbated barriers to accessing healthcare and has resulted in an increased reliance on emergency departments and EMS to treat low-acuity cases. The provider shortage also exacerbates gaps in routine patient care, which drives a further increase in acute situations which require emergent care. Socioeconomic pressures, such as rising homelessness and ongoing immigration are putting further strain on emergency departments and EMS resources, as vulnerable populations have more barriers to access regular healthcare and are in turn more likely to seek emergency care as their primary point of contact.
Healthcare Reimbursement
Our operations depend upon third-party reimbursement programs, including government-sponsored and private insurance programs, to pay for most of the services rendered to patients. For the years ended December 31, 2025 and 2024, we derived approximately 59% and 55%, of our net transport revenue, respectively, from commercial payors and patient co-pays, 32% and 37%, respectively, from government-sponsored healthcare programs, primarily Medicare and Medicaid, and 2% and 2%, respectively, from self-pay patients.
Commercial Healthcare Reimbursement
When patients require emergent care, we respond without consideration for who the ultimate payor of care will be to meet the urgent needs of individuals in the community. For patients with commercial insurance, we seek reimbursement from the group health plan or health insurer that the patient is attributed to. We bill the health insurer for services provided for any relevant ground or air EMS. Ground EMS rates are generally set by the county or similar government body. Air EMS rates are generally set by the service provider. For health insurers that we have pre-established billing agreements with, referred to as ‘in-network’, we typically receive reimbursement for covered services based on negotiated terms, which are generally paid in a timely manner pursuant to such contracts. For health insurers where we do not have pre-established billing agreement, referred to as ‘out of network’, we will submit an invoice for payment, which may be challenged by the health insurer. The resolution process for out of network air ambulance claims is dictated by the No Surprises Act, which prohibits patient balance billing and creates an IDR process to handle payment disputes that cannot be resolved through direct negotiation between the provider and the insurer.
Since the implementation of the No Surprises Act in 2022, we have won approximately 90% of IDR rulings, highlighting the defensibility of our commercial air reimbursement. Our experience with the IDR process to date has contributed to greater predictability in air reimbursement and has informed our approach to strategically enter into in-network contracts that holistically reflect the value of our services and optimize reimbursement. The federal No Surprises Act is limited in scope to air emergency services, however certain state governments have enacted or may pass future legislation that affects both our air and ground emergency ambulance services. See “Business — Healthcare Regulation” and “Risk Factors — Risks Related to Our Business” for more information.
Medicare and Medicaid Healthcare Reimbursement
The Medicare and Medicaid programs currently reimburse us for medical transportation services based on national and state-based fee schedules for transports, respectively. The fee schedule amounts are determined using a base rate, which includes all items and services furnished within the service benefit, subject to applicable adjustments, plus a separate payment for mileage (including any other geographic adjustments). Medicare transport fee schedule payment rates are updated annually through the Ambulance Inflation Factor (“AIF”), which incorporates updates to the consumer price index and a productivity adjustment and mileage rates. Since 2020, the AIF has grown consistently, ranging from 0.2% to 8.7% without any decreases in reimbursement rate. Medicaid fee schedule rate updates vary by state.
Weather, Seasonality and Volume Considerations
Weather conditions impact our overall patient air emergency transport volume. For example, air medical helicopters operating under visual flight rules, and in many cases, those operating under Instrument Flight Rules, cannot complete a patient transport request during periods of inclement weather. In addition, inclement weather typically reduces human activity levels (such as driving, recreational activities and farming) that are associated with requests for medical services. For the years ended December 31, 2025 and 2024, patient air transport requests cancelled due to poor weather conditions were 17.2%, and 16.2% of total patient air transport requests, respectively. In certain instances of inclement weather, our integrated operations may allow us to shift our air clinical crews to our ground ambulance fleet to continue to meet patients’ needs. Historically, we have observed higher air services demand in the summer months and higher ground services demand during the winter flu season, which contributes to the seasonality of our operations.
Ground transport volume is largely influenced by shifts in overall community conditions. These conditions may encompass: (i) demographic changes specific to communities, such as population fluctuations; (ii) the timing, location, and intensity of influenza, allergens, and other annually recurring viruses; (iii) pandemics that affect human activity, hospital census, and the frequency of elective surgeries; and (iv) severe weather events that impact regional health status or infrastructure. Typically, adverse weather reduces activities like driving, recreation, and farming, which are correlated with requests for emergency ground services.
Our complementary revenue is subject to variations over time depending on a number of factors, including but not limited to, the timing of events and other emergency response services, the number of natural disasters we respond to, and any pandemic-related or other one-time services we provide. Pandemic-related services were last provided in the first quarter of 2022.

Strategic Review and Divestitures
Following the COVID-19 pandemic and extending into early 2025, we conducted a comprehensive review of our contracts, assessing profitability and strategic fit. Consequently, we made targeted decisions to exit select contracts and markets to shift focus to our core operations, resulting in a decrease in non-emergent and wheelchair transport volumes between 2023 and 2025.
During the fourth quarter of 2024 we divested our coordinated care, fire services, charter flight operations and certain international operations. Revenue, net income (loss) and Adjusted EBITDA from the divested operations totaled $566.0 million, $37.5 million and $27.2 million for the year ended December 31, 2024 and $678.4 million, $(55.4) million and $24.9 million for the year ended December 31, 2023, respectively.
Key Performance Metrics
We review a number of operating and financial metrics, including the key performance metrics presented in the table below, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions:
	Year Ended December 31,
(in thousands)	2025	2024	2023
Patient encounters
Emergent transports	3,338,277	3,322,906	3,335,856
Non emergent transports	839,949	885,704	1,061,690
Total ambulance transports	4,178,176	4,208,610	4,397,546
of which, Ground transports	4,039,160	4,066,285	4,253,109
of which, Flights	139,066	142,325	144,437
Wheelchair transports	59,517	143,381	318,483
Non-transport	1,149,014	1,189,947	1,215,711
Total patient encounters	5,473,675	5,541,938	5,931,740
of which, Nurse Navigation encounters	86,918	61,106	44,491
Net transport revenue per ambulance transport	$1,332	$1,191	$1,030
Other key performance indicators:
Emergent air transport requests	311,351	307,687	314,135
Weather cancellation rate for emergent air transports	17.2%	16.2%	14.6%
Same market revenue growth	10.9%	11.5%	8.7%
Net cash capital expenditures	$201,169	$183,916	$111,584
Cash used in aircraft financing arrangements	$101,029	$114,567	$121,182
Payor mix (as a percentage of net transport revenue):
Medicare	24%	28%	29%
Medicaid	8%	9%	10%
Commercial insurance and managed care	59%	55%	54%
Other third-party payors	7%	6%	5%
Self-pay	2%	2%	2%
Net transport revenue	100%	100%	100%
Patient Encounters: We calculate patient encounters as the number of interactions with a patient during a given period for the purpose of providing medical care or assessing a patient’s health. Patient Encounters exclude patients treated during event medical activities that did not result in a transport, or any patient encountered during a disaster response deployment.

Nurse Navigation Encounters: Represents the number of 911 calls that are addressed through our Nurse Navigation offering during a given period. In a typical Nurse Navigation encounter, evidence-based clinical protocols are used to screen a patient’s current condition, providing an appropriate resource to meet the patient’s unique healthcare needs, whether that is dispatching a ride-share to urgent care, an appointment at a Federally Qualified Health Center, or virtual care with a physician on the spot. The five-level screening system ensures patients receive the right resource at the right time, in the right setting to achieve the right outcome at the right cost.
Net Transport Revenue per Ambulance Transport: Net transport revenue per ambulance transport is defined as net transport revenue, which includes fee-for-service patient revenue, in addition to income earned from membership programs and community subsidies, divided by total ambulance transports within a given period.
Emergent Air Transport Requests: We calculate the number of emergent air transport requests as the volume of requests we receive for emergent air transports within a given period, excluding non-emergent air transport requests. Not all transport requests result in a patient transport due to factors such as weather and other uncontrollable cancellations, in addition to staffing availability, maintenance and other controllable cancellations. 38.0%, 34.9%, and 35.8% of cancellations of emergent air requests were attributable to weather and other uncontrollable factors for the years ended December 31, 2025, 2024, and 2023, respectively. 17.9%, 19.4%, and 19.3% of cancellations of emergent air requests were attributable to staffing availability, maintenance and other controllable factors for the years ended December 31, 2025, 2024, and 2023, respectively.
Weather Cancellation Rate for Emergent Air Transports: Corresponds to the number of cancellations attributable to weather conditions that prohibit an emergent air care team from deploying in response to an emergent air transport request divided by the number of emergent air transport requests within a given period.
Same Market Revenue Growth: For a given period, same market revenue growth is calculated as the revenue growth within our markets that we have operated in for at least 12 consecutive months as of period end, excluding any divested or exited markets.
Net cash capital expenditures: Represents net cash outlay for capital expenditures within a given period, including proceeds from any disposed property, and excluding any capital expenditures associated with financing arrangements.
Cash used in aircraft financing arrangements: Represents cash outlay associated with financing arrangements supporting capital expenditures.
Components of Results of Operations
Revenues
Our revenue is composed of net transport revenue and complementary revenue. Patients are generally billed for services provided, and we receive payments for these services from patients or their third-party payors. Payments for services provided are generally less than billed charges. Net transport revenue includes fee-for-service patient revenue, subsidies and membership revenue. We recognize fee-for-service revenue, net of contractual adjustments and discounts for uninsured patients, at the time transport services are provided. Net transport revenue is dependent upon reimbursement per transport and patient transport volume.
•
Reimbursement per patient transport is driven by amounts we are able to collect from private insurance, Medicare, Medicaid and other governmental fee schedules and reimbursements, and self-pay patients. We respond to calls for medical services without pre-screening third-party payor coverage or creditworthiness of the patient and are subject to collection risk for services provided to insured and uninsured patients.

•
Patient transport revenue is recorded net of provisions for contractual adjustments and discounts for uninsured patients. Both provisions are estimated during the period the related services are performed based on historical collection rates and any known trends or changes in reimbursement rate schedules and payor mix. The provisions are adjusted as required based on actual collections in subsequent periods. Net reimbursement per patient transport is primarily a function of collection rate, payor mix and timely and effective collection efforts. Both the pace of collections and the ultimate collection rate are affected by the overall health of the U.S. economy, which impacts the number of indigent patients and funding for state-run programs, such as Medicaid.
Complementary revenue primarily includes revenue earned from our medical standby, special events and wheelchair transports and revenue from our contract with FEMA and other federal and state agencies to coordinate EMS responses. Prior to the divestitures of business units in the fourth quarter of 2024, complementary revenue also included fire protection service contracts, coordinated care services and charter services revenue.
Operating Expenses
Our expenses consist primarily of (i) employee wages, benefits and taxes for crews and support personnel, (ii) maintenance, fuel and other direct expenses to provide EMS and non-emergent transportation services, (iii) insurance expenses related to accident and insurance premiums and claims, (iv) other operating expenses, primarily consisting of outside services expense and general and administrative expenses, (v) depreciation and amortization and (vi) acquisition, integration and other charges.
Results of Operations
The following table sets forth the various components of our consolidated statements of operations for the periods indicated.
	Year Ended December 31,			2025 v. 2024 Change	2024 v. 2023 Change
Statement of Operations Data (in thousands other than percentages):	2025	2024	2023
Net revenue	$5,739,776	$5,976,198	$5,394,711	(4.0)%	10.8%
Operating expenses:
Employee wages, benefits and taxes	3,028,592	3,053,658	2,840,937	(0.8)%	7.5%
Maintenance, fuel and other direct expenses	478,479	483,825	475,164	(1.1)%	1.8%
Insurance expense	191,575	170,514	156,514	12.4%	8.9%
Other operating expenses	887,421	1,248,884	1,186,541	(28.9)%	5.3%
Depreciation and amortization	329,591	297,796	314,446	10.7%	(5.3)%
Impairment of assets held for sale and other investments	14,100	7,527	32,243	87.3%	(76.7)%
Acquisition, integration and other charges	58,422	97,788	38,290	(40.3)%	155.4%
Total operating expenses	4,988,180	5,359,992	5,044,135	(6.9)%	6.3%
Operating income	751,596	616,206	350,576	22.0%	75.8%
Interest expense, net	422,667	499,252	521,163	(15.3)%	(4.2)%
Loss on debt extinguishment	5,745	17,516	—		—
(Gain) loss on divestiture of business	3,837	(5,857)	—		—
Equity in (earnings) losses of unconsolidated affiliates	(2,343)	(7,213)	(4,700)	(67.5)%	(53.5)%
Other (income) loss, net	5,163	(2,015)	(5,299)	356.2%	62.0%
Net income (loss) before income taxes	316,527	114,523	(160,588)	176.4%	171.3%
Income tax (benefit) expense	110,300	94,114	42,074	17.2%	123.7%
Net income (loss)	$206,227	$20,409	$(202,662)	910.5%	110.1%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
Revenue
Total revenue for the year ended December 31, 2025 was $5,739.8 million compared to $5,976.2 million for the year ended December 31, 2024. The decrease was primarily driven by the divestiture of our coordinated care, fire services and charter flight businesses during the fourth quarter of 2024, in addition to decreased deployment activities year-over-year. Net transport revenue increased $472.2 million, or 10.0%, to $5,172.4 million for the year ended December 31, 2025, compared to $4,700.2 million for the same prior year period primarily driven by improved net revenue per transport of 11.8% year-over-year driven by a positive mix shift from non-emergent to emergent transports within ground, and strong underlying air and ground net revenue per transport improvement on a like-for-like basis. This was partially offset by a 2.2% decrease in emergent air transport volume due to worse weather period-over-period, and a 0.7% decrease in total ground transports driven by a reduction in non-emergent transports as part of a deliberate shift in focus towards emergent ground services. Complementary revenue decreased $708.6 million, or 55.5%, to $567.4 million for the year ended December 31, 2025, compared to $1,276.0 million due to the prior year divestitures of $546.6 million, in addition to reduced deployment activities for FEMA and other federal and state agencies related to disaster responses of $210.6 million, and partially offset by increased subsidies of $42.7 million.
Operating Expenses
Employee wages, benefits and taxes.   Employee wages, benefits and taxes expense decreased $25.1 million, or 0.8% to $3,028.6 million for the year ended December 31, 2025, compared to $3,053.7 million for the same prior year period. The decrease period-over-period was primarily driven by prior year divestitures of $165.3 million, decreased expense related to equity awards and cash-settled performance stock units period-over-period of $43.2 million, and a COVID-19 era employee retention credit recognized during 2024 of $20.1 million. These decreases were partially offset by merit and other wage adjustments to attract and retain staff of $132.3 million and increased health insurance expense of $25.7 million, driven by premium costs and claims volume year-over-year.
Maintenance, fuel and other direct expenses.   Maintenance, fuel and other direct expenses decreased $5.3 million, or 1.1%, to $478.5 million for the year ended December 31, 2025, compared to $483.8 million for the same prior year period. The decrease was primarily driven by divestiture exits of $22.4 million, and decreased fuel unit and volume costs period-over-period of $8.8 million and $2.2 million, respectively, partially offset by increased aircraft maintenance expense of $24.5 million.
Insurance expense.   Insurance expense increased $21.1 million, or 12.4%, to $191.6 million for the year ended December 31, 2025, compared to $170.5 million for the same prior year period, driven primarily by increased professional liability related claims and hull insurance expense.
Other operating expenses.   Other operating expenses decreased $361.5 million, or 28.9%, to $887.4 million for the year ended December 31, 2025, compared to $1,248.9 million for the same prior year period. Other operating expenses primarily consist of outside services expense and general and administrative expense. Outside services expense decreased $355.0 million, or 67.7%, to $169.7 million for the year ended December 31, 2025, compared to $524.7 million for the same prior year period, as a result of the prior year divestitures of $316.0 million. General and administrative expense decreased $6.5 million, or 0.9%, to $717.7 million for the year ended December 31, 2025, compared to $724.2 million for the same prior year period primarily driven by prior year divestitures of $25.4 million, partially offset by increased software licensing costs of $17.2 million and other expense period-over-period.
Depreciation and amortization.   Depreciation and amortization expenses increased $31.8 million, or 10.7%, to $329.6 million for the year ended December 31, 2025, compared to $297.8 million for the same prior year period. Depreciation expense of property and equipment increased $12.0 million, or 6.1%, to $210.2 million for the year ended December 31, 2025, compared to $198.2 million for the same prior year period. Depreciation and amortization of finance right-of-use assets decreased $5.8 million, or 27.8%, to $15.1 million for the year ended December 31, 2025, compared to $20.9 million for the same prior year period. Amortization expense increased $25.6 million, or 32.5%, to $104.3 million for the year ended December 31,

2025, compared to $78.7 million for the same prior year period, driven by acceleration of amortization related to a prior period acquisition no longer in operation.
Impairment of assets held for sale and other investments.   There was a $14.1 million impairment on a strategic cost investment for the year ended December 31, 2025. For the year ended December 31, 2024, impairment charges of $7.5 million were recorded related to the assets held for sale, as discussed in Note 4 to the audited consolidated financial statements included elsewhere in this prospectus.
Acquisition, integration and other charges.   Acquisition, integration and other charges decreased $39.4 million, or 40.3%, to $58.4 million for the year ended December 31, 2025, compared to $97.8 million for the same prior year period. The period-over-period decrease was driven by reduced fees associated with the long-term debt refinancing completed in September 2025, as compared to the refinancing transaction completed during May 2024.
Interest expense, net.   Interest expense, net decreased $76.6 million, or 15.3%, to $422.7 million for the year ended December 31, 2025, compared to $499.3 million for the same prior year period. The decrease was driven by the exchange of debt to certain new equity investments in conjunction with the 2024 debt refinancing transaction, coupled with lower interest rates achieved in conjunction with 2025 debt refinancing transaction, as discussed in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus.
Loss on debt extinguishment.   For the year ended December 31, 2025, loss on debt extinguishment was $5.8 million related to the long-term debt refinancing that closed in September 2025, compared to the $17.5 million related to the long-term debt refinancing that closed in May 2024, as discussed in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus.
(Gain) loss on divestiture of businesses.   For the year ended December 31, 2025, loss on divestiture of businesses was $3.8 million related to the net working capital finalization for the divestiture of our coordinated care and fire services businesses, as discussed in Note 4 to the audited consolidated financial statements included elsewhere in this prospectus. For the year ended December 31, 2024, gain on divestiture of businesses was $5.9 million related to the divestitures of asset groups within the coordinated care, fire services groups, and the sale of certain aircraft assets associated with our charter flight group, as discussed in Note 4 to the audited consolidated financial statements included elsewhere in this prospectus.
Other (income) loss, net.   Other (income) loss, net decreased $7.2 million, or 360.0%, to a loss of $5.2 million for the year ended December 31, 2025, compared to income of $2.0 million for the same prior year period. The decrease was primarily driven by a $6.2 million loss on a cost investment for the year ended December 31, 2025 and by market volatility on investments held by our captive insurance program.
Income Tax (benefit) expense.   Income tax expense increased $16.2 million, or 17.2%, to an expense of $110.3 million for the year ended December 31, 2025, compared to an expense of $94.1 million for the same prior year period. Our effective tax rate was 34.8% for the year ended December 31, 2025, compared to an effective tax rate of 82.2% for the same prior year period. The difference in our effective tax rate is primarily driven by the amount of 2025 net income before income taxes and a decrease in the current year amount of valuation allowance required.
Results of Operations
We reported net income of $206.2 million for the year ended December 31, 2025, compared to net income of $20.4 million for the same prior year period. Operating income for the year ended December 31, 2025 was $751.6 million, an increase of $135.4 million, or 22.0%, over the same prior year period. The year-over-year increase in net income and operating income was primarily due to $329.6 million of increased net revenues, net of prior year divestiture impact of $566.0 million, partially offset by increased operating expenses associated with employee wages, benefits and taxes of $140.2 million, net of divestiture impact of $165.3 million, depreciation and amortization of $31.6 million and insurance expense of $21.1 million.
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Revenue
Total revenue for the year ended December 31, 2024, was $5,976.2 million compared to $5,394.7 million for the year ended December 31, 2023. Net transport revenue increased $495.8 million, or 11.0%, to

$5,012.0 million for the year ended December 31, 2024, compared to $4,516.2 million for the same prior year period primarily driven by improved net revenue per transport of 15.6% year-over-year due to a positive mix shift from non-emergent to emergent transports and strong collections performance on older dates of service. This was partially offset by a decrease of 0.5% in emergent air transport volume due to increased weather-related cancellations and a 4.4% decrease in total ground transports driven by a reduction in non-emergent transports as part of a deliberate shift in focus towards emergent ground services. Complementary revenue increased $85.7 million, or 9.8%, to $964.2 million for the year ended December 31, 2024, compared to $878.5 million for the same prior year period. The increase is primarily driven by deployment activities for FEMA and other federal and state agencies related to hurricane disaster responses of $200.2 million. The increase was partially offset by decreases in net revenue from coordinated care and charter flight year-over-year as a result of divestiture activities during the fourth quarter of 2024 of $87.6 million, in addition to decreased wheelchair net revenue of $9.8 million.
Operating Expenses
Employee wages, benefits and taxes. Employee wages, benefits and taxes expense increased $212.8 million, or 7.5% to $3,053.7 million for the year ended December 31, 2024, compared to $2,840.9 million for the same prior year period. This period-over-period increase was primarily driven by merit and other wage adjustments to attract and retain staff and support deployment activities, net of decreased wages from non-emergent market exits as part of a deliberate shift in focus towards emergent services, of $200.0 million. Additionally, expense increased approximately $48.8 million due to the acceleration of equity awards and issuance of cash-settled performance stock units during 2024. These increases were partially offset by divestiture activities and a credit related to a COVID-19-era employee retention program of $15.6 million and $20.1 million, respectively, during 2024.
Maintenance, fuel and other direct expenses. Maintenance, fuel and other direct expenses increased $8.6 million, or 1.8%, to $483.8 million for the year ended December 31, 2024, compared to $475.2 million for the same prior year period. The increase was driven by increased aircraft maintenance of $19.7 million, partially offset by a decrease in fuel unit and volume costs of $6.1 million and $7.2 million, respectively.
Insurance expense. Insurance expense increased $14.0 million, or 8.9%, to $170.5 million for the year ended December 31, 2024, compared to $156.5 million for the same prior year period, driven primarily by increased professional liability claims.
Other operating expenses. Other operating expenses increased $62.4 million, or 5.3%, to $1,248.9 million for the year ended December 31, 2024, compared to $1,186.5 million for the same prior year period. Other operating expenses primarily consist of outside services expense and general and administrative expense. Outside services expense decreased $36.0 million, or 6.4%, to $524.7 million for the year ended December 31, 2024, compared to $560.7 million for the same prior year period, primarily as a result of the divestiture of our coordinated care business during the fourth quarter of 2024 of $84.2 million, partially offset by increased deployment activities. General and administrative expense increased $98.4 million, or 15.7%, to $724.2 million for the year ended December 31, 2024, compared to $625.8 million for the same prior year period primarily driven by losses on the disposal of property and equipment of $18.1 million, increased professional legal and consulting fees of $26.3 million, software licensing of $14.6 million, taxes associated with quality assurance fee programs of approximately $13.5 million, travel and entertainment of $11.0 million and other expenses period-over-period.
Depreciation and amortization. Depreciation and amortization expenses decreased $16.6 million, or 5.3%, to $297.8 million for the year ended December 31, 2024, compared to $314.4 million for the same prior year period. Depreciation expense of property and equipment decreased $6.5 million, or 3.2%, to $198.2 million for the year ended December 31, 2024, compared to $204.7 million for the same prior year period. Depreciation and amortization of finance right-of-use assets decreased $9.6 million, or 31.5%, to $20.9 million for the year ended December 31, 2024, compared to $30.5 million for the same prior year period. Amortization expense decreased $0.5 million, or 0.6%, to $78.7 million for the year ended December 31, 2024, compared to $79.2 million for the same prior year period.
Impairment of assets held for sale and other investments. For the year ended December 31, 2024, impairment charges of $7.5 million were recorded related to the assets held for sale, as discussed in Note 4 to the audited consolidated financial statements included elsewhere in this prospectus.

Acquisition, integration and other charges. Acquisition, integration and other charges increased $59.5 million, or 155.4%, to $97.8 million for the year ended December 31, 2024, compared to $38.3 million for the same prior year period. The period-over-period increase was primarily due to increased fees related to the long-term debt refinancing of $58.7 million, as discussed in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus.
Interest expense, net. Interest expense, net decreased $21.9 million, or 4.2%, to $499.3 million for the year ended December 31, 2024, compared to $521.2 million for the same prior year period. The decrease was primarily driven by the exchange of debt to certain new equity investments in conjunction with the long-term debt refinancing, as discussed in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus, of $43.5 million, partially offset by paid-in-kind interest on the new debt of $22.4 million.
Loss on debt extinguishment. For the year ended December 31, 2024, loss on debt extinguishment was $17.5 million related to the long-term debt refinancing, as discussed in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus.
(Gain) loss on divestiture of businesses. For the year ended December 31, 2024, gain on divestiture of businesses was $5.9 million related to the divestitures of asset groups within the coordinated care, fire services groups, and the sale of certain aircraft assets associated with our charter flight group, as discussed in Note 4 to the audited consolidated financial statements included elsewhere in this prospectus.
Other (income) loss, net. Other (income) loss, net decreased $3.3 million, or 62.3%, to income of $2.0 million for the year ended December 31, 2024, compared to income of $5.3 million for the same prior year period. The decrease was primarily driven by market volatility on equity investments held by our captive insurance program.
Income Tax (benefit) expense. Income tax (benefit) expense increased $52.0 million, or 123.5%, to an expense of $94.1 million for the year ended December 31, 2024, compared to an expense of $42.1 million for the same prior year period. Our effective tax rate was 82.2% for the year ended December 31, 2024, compared to an effective tax rate of (26.2%) for the same prior year period. The difference in our effective tax rate is primarily driven by the amount of 2024 net income.
Results of Operations
We reported net income of $20.4 million for the year ended December 31, 2024, compared to a net loss of $202.7 million for the year ended December 31, 2023. Operating income for the year ended December 31, 2024, was $616.2 million, an increase of $265.6 million, or 75.8%, over the same prior year period. The year-over-year increase in net income and operating income was primarily due to $581.5 million in increased transport and complementary net revenues, coupled with $41.3 million in decreased operating expenses associated with depreciation and amortization and impairment on disposal groups held for sale, partially offset by acquisition, integration and other charges of $59.5 million associated with the debt refinancing transaction completed during 2024, employee wages, benefits and taxes of $212.8 million and certain other operating expenses.
Non-GAAP Measures and Reconciliation
We provide non-GAAP financial information to enhance the understanding of our GAAP financial information and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. We believe that providing these non-GAAP measures in addition to the GAAP measures allows management, investors and other users of our financial information to more fully and accurately assess performance. The non-GAAP financial information presented may be determined or calculated differently by other companies and may not be directly comparable to that of other companies.
We define EBITDA as net income (loss) before interest expense, net, income tax provision (benefit), and depreciation and amortization. We define Adjusted EBITDA as EBITDA, as further adjusted to exclude management fees, non-cash stock-based compensation, professional fees and other expenses for non-recurring matters, debt financing fees paid to (received from) third parties and certain other items that we do not consider indicative of our ongoing operating performance.
Management uses EBITDA and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, to report compliance with certain covenants in our debt agreements and to compare our performance against that of peer companies using similar measures. Moreover, we present EBITDA and Adjusted EBITDA because we believe that investors consider them to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
Adjusted EBITDA is an analytical indicator used by management and the healthcare industry to evaluate company performance, allocate resources and measure leverage. Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), cash flows from operations, investing or financing activities, or other financial statement data presented in the audited consolidated financial statements as indicators of financial performance. Because Adjusted EBITDA is not a measure determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and may not be comparable to similarly titled measures used in debt compliance calculations. Net income (loss) is the financial measure calculated and presented in accordance with GAAP that is most comparable to Adjusted EBITDA, as defined.
Below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA, for the periods presented:
	Year Ended December 31,
(in thousands)	2025	2024	2023
Net income (loss)	$206,227	$20,409	$(202,662)
Interest expense, net	422,667	499,252	521,163
Income tax provision (benefit)	110,300	94,114	42,074
Depreciation and amortization	329,591	297,796	314,446
EBITDA	$1,068,785	$911,571	$675,021
Management fees(1)	10,820	7,546	5,584
Stock-based compensation(2)	11,829	54,990	6,163
Professional fees and other expenses for non-recurring matters(3)	21,127	44,612	40,865
Debt refinancing fees paid to (received from) third parties(4)	45,532	58,680	—
Impairment of assets held for sale and other investments(5)	14,100	7,527	32,243
Loss on debt extinguishment(6)	5,745	17,516	—
(Gain) loss on divestiture of businesses(7)	3,837	(5,857)	—
Realized and unrealized (gain) loss(8)	6,749	4,020	(6,041)
Equity method investment (income) loss(9)	(2,343)	(7,213)	(4,700)
Adjusted EBITDA	$1,186,171	$1,093,392	$749,135

(1)
Represents management/director fees paid to directors and the Manager in connection with the ownership and financial management of the Company and procurement diagnostics and operational support provided by the Manager and its affiliates, including under the Monitoring Agreement. The Monitoring Agreement will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions.”

(2)
Represents the stock compensation expense associated with the vesting of stock options and other equity awards, as well as the estimate of achievement of the cash-settled performance stock units as discussed in Note 19 of our audited consolidated financial statements included elsewhere in this prospectus.

(3)
Represents fees and expenses incurred in connection with certain business combinations and divestitures, as discussed in Note 4 and Note 5 of our audited consolidated financial statements included elsewhere in this prospectus, as well as other fees and expenses incurred in connection with distinct transactions and matters unrelated to our normal and continued business operations, as further described below:
	Year Ended December 31,
	2025	2024	2023
Acquisition and divestiture fees paid to (received from) third parties(i)	$5,632	$11,609	$5,257
Executive management severance fees(ii)	2,624	5,954	12,676
Legal settlements and government affairs(iii)	(853)	20,064	12,591
Other(iv)	13,714	6,985	10,341
Total professional fees and other expenses for non-recurring matters	$21,127	$44,612	$40,865

(i)
Represents fees incurred in connection with potential and completed business combinations and divestitures of certain asset groups, as disclosed in Note 4 and Note 5, respectively, to our audited consolidated financial statements included elsewhere in this prospectus. These costs primarily represent diligence costs, transaction costs, and integration costs, and consist primarily of third party financial advisory, legal, and consulting fees. Such costs are specific to acquisition and divestiture activity that would not have otherwise been incurred in connection with our ordinary course business operations.

(ii)
Fees incurred in fiscal years 2024 and 2023 primarily related to severance costs in connection with our targeted market exit strategies executed during such periods, in each case, to optimize our cost structure and enhance our operating effectiveness. These activities were undertaken to meet specific business objectives. In addition, these amounts represent discrete costs outside the ordinary course of business that are distinct from normal, recurring operating expenses.

(iii)
For the periods presented, amounts primarily relate to certain regulatory initiatives in California which are non-routine and not expected to continue. In addition, for fiscal year 2023, fees incurred also relate to the establishment of administrative processes to resolve IDR claims under the No Surprises Act that we believe are one-time costs and not indicative of our ongoing operations.

(iv)
Represents other third-party fees and expenses incurred in connection with distinct transactions and matters unrelated to our normal and continued business operations, including major system implementation and enhancements relating to the integration of our timekeeping and electronic patient care charting systems.

(4)
Represents fees associated with our long-term debt refinancing consummated during fiscal years 2025 and 2024, which primarily consisted of fees incurred for third party legal, accounting and tax consulting in connection with the debt refinancing.

(5)
Impairment of assets held for sale and other investments is discussed in Note 4 of our audited consolidated financial statements included elsewhere in this prospectus.

(6)
Loss on extinguishment of debt represents costs related to the extinguishment of the second lien term loan, as discussed in Note 13 of our audited consolidated financial statements included elsewhere in this prospectus.

(7)
(Gain) loss on divestiture of businesses for the years ended December 31, 2025 and 2024 are discussed in Note 4 of our audited consolidated financial statements included elsewhere in this prospectus.

(8)
Realized and unrealized (gain) loss, net represents changes in the fair value of equity securities and loss on certain cost investment in 2025. Realized and unrealized (gain) loss, net represents changes in the fair value of equity securities, realized gains on the settlement of pension obligations and foreign currency translation losses associated with the monetary assets of an investment held in Trinidad and Tobago, which was divested in 2024.

(9)
We use the equity method of accounting to recognize our proportionate share of net income (loss) generated by our noncontrolling interest in Global Medical Response of Trinidad and Tobago, Ltd., which was divested in 2024, and Banner health system emergency air joint venture in Arizona.

Liquidity and Capital Resources
As of December 31, 2025, we had cash and cash equivalents totaling $609.3 million. As of December 31, 2025, the maximum amount available under the A&R ABL Facility was $800.0 million, with $104.9 million of letters of credit outstanding, which impact the available credit under the A&R ABL Facility and a maximum amount available to draw under the A&R ABL Facility of $695.1 million. These letters of credit primarily secure the obligations of AMR’s operations and the Company’s captive insurance program. As of December 31, 2025, we had $8,580.6 million of unconditional contractual obligations, of which $905.5 million were scheduled to be payable during the year ending December 31, 2026.
Liquidity Arrangements
Our primary source of liquidity is cash flows provided by operating activities of our subsidiaries. The Company and its subsidiaries also have the ability to use the A&R ABL Facility to supplement cash flows provided by operating activities, for strategic or operating reasons. Our primary liquidity requirements are to reduce our debt, to fund potential acquisitions and for other general corporate purposes. Our significant uses of cash and capital funding needs are capital expenditures, including purchases of new aircraft and vehicles, acquisitions, working capital, operating expenses and amounts due on our debt obligations.
For all other financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, insurance collateral, capital lease obligations, and other long-term liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments.
We expect operating cash flows and borrowings under the A&R ABL Facility will provide sufficient working capital to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements, including debt service on our long-term debt, in the next twelve months. We expect to use cash provided by operations in excess of amounts needed for capital expenditures and required debt repayments to reduce our debt, to fund potential acquisitions or for other general corporate purposes. Our ability to meet future working capital, capital expenditure and debt service requirements will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, particularly interest rates and changes in our industry and general economic factors, many of which are outside of our control. Additionally, we will continue to monitor the capital markets, including equity capital markets, for additional sources of liquidity and fundraising opportunities across the capital structure.
Indebtedness
Long-term borrowings as of the dates shown consisted of the following:
	December 31,
	2025	2024
(in thousands)
Senior secured term loan due 2025	$—	$1,960
Senior secured term loan due 2028	—	3,551,131
2032 First Lien Term Loan	3,600,000	—
Notes:
6.500% Senior Notes due 2025	—	19,689
Senior Secured PIK Notes due 2028	—	582,929
2032 Secured Notes	1,000,000	—
ABL facility due 2027(1)	—	—
A&R ABL Facility	—	—
Other long-term debt, including promissory notes related to aircraft purchases	503,886	449,643
Finance leases	96,767	88,103
Total long-term debt (inclusive of finance lease obligations)	$5,200,653	$4,693,455

(1)
Excludes $123.6 million of letters of credit outstanding as of December 31, 2024.

We were in compliance with all applicable financial covenants as of December 31, 2024. The proceeds of the 2025 Refinancing, the terms of which are described below, were used to, among other things, fully refinance outstanding amounts under GMR, Inc.’s prior senior secured term loans due 2028, prior ABL facility due 2027, 6.500% Senior Notes due 2025 and Senior Secured PIK Notes due 2028.
2032 First Lien Term Loan
On September 19, 2025, in connection with the 2025 Refinancing, GMR, Inc. entered into the A&R First Lien Credit Agreement and borrowed 2032 First Lien Term Loans in an aggregate principal amount of $3,600 million thereunder. The 2032 First Lien Term Loan will mature on October 1, 2032.
Borrowings of 2032 First Lien Term Loans under the A&R First Lien Credit Agreement bear interest at a rate per annum equal to, at GMR, Inc.’s option, (a) Term SOFR (as defined in “Description of Certain Indebtedness”) plus an additional margin equal to 3.50% or (b) a Base Rate (as defined in “Description of Certain Indebtedness”) determined by reference to the highest of (1) the prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) Term SOFR for a one-month interest period plus 1.00%, in each case, plus an additional margin equal to 2.50%, in each case of clauses (a) and (b) above, subject to a 0.25% reduction following achievement of a public corporate family rating by Moody’s equal to or higher than B1.
Interest payments under the 2032 First Lien Term Loan are due (i) for loans bearing interest determined by reference to Term SOFR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the Base Rate, quarterly. Additionally, a payment of a principal amount of 2032 First Lien Term Loan equal to the aggregate outstanding principal amount of the initial borrowing multiplied by 0.25% is required quarterly, commencing March 31, 2026.
A&R ABL Facility
On September 19, 2025, GMR, Inc. entered into the Third A&R ABL Credit Agreement with a syndicate of lenders and Bank of America, N.A. as administrative agent and collateral agent, that provides for the A&R ABL Facility of up to $800.0 million. The A&R ABL Facility will mature on September 19, 2030.
The A&R ABL Facility is subject to customary borrowing base limitations and is reduced by loans and letter of credit utilization. The borrowing base available to GMR, Inc. under the terms of the A&R ABL Facility is a function of eligible receivables of GMR, Inc. Borrowings of loans under the A&R ABL Facility bear interest at a rate per annum equal to, at GMR, Inc.’s option, (a) Term SOFR plus an additional margin that ranges from 1.75% to 1.25% based on average excess liquidity or (b) the Base Rate plus an additional margin that ranges from 0.75% to 0.25% based on average excess liquidity. Interest payments for loans under the A&R ABL Facility are due (i) for loans bearing interest determined by reference to Term SOFR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the Base Rate, quarterly. GMR, Inc. is also required to pay a commitment fee of 0.375% per annum in respect of any unutilized commitments, which fee is reduced to 0.25% if the average daily used portion of the A&R ABL Facility exceeds 50%. Under the Third A&R ABL Credit Agreement, if excess liquidity is less than the greater of (i) $49.0 million and (ii) 10.0% of the lesser of (x) the aggregate commitments and (y) the then applicable borrowing base, GMR, Inc. must maintain a minimum fixed charge coverage ratio of 1.0:1.0 until such thresholds are exceeded for 20 consecutive calendar days.
2032 Secured Notes
On September 19, 2025, in connection with the 2025 Refinancing, GMR, Inc. issued $1,000 million aggregate principal amount of 7.375% senior secured notes due 2032. The 2032 Secured Notes bear interest payable semi-annually in arrears on October 1 and April 1 of each year, commencing April 1, 2026. The 2032 Secured Notes will mature on October 1, 2032.

Historical Cash Flow Information
The following summarizes our primary sources (uses) of cash in the periods presented (in thousands):
	Year Ended December 31,
	2025	2024	2023
Cash flows provided by (used in) operating activities	$641,146	$246,212	$257,752
Cash flows provided by (used in) investing activities	(249,975)	47,969	(142,969)
Cash flows provided by (used in) financing activities	(135,844)	(59,240)	(142,175)
Total	$255,327	$234,941	$(27,392)
Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
Operating activities.   Cash provided by operating activities increased $394.9 million to $641.1 million for the year ended December 31, 2025, compared to $246.2 million for the same prior year period. The increase in operating cash flow was primarily driven by timing of interest payments coupled with strong accounts receivable collections in addition to fees incurred for the long-term debt refinancing transaction completed during both periods.
Investing activities.   Cash used in investing activities increased $298.0 million to cash used in investing activities of $250.0 million for the year ended December 31, 2025, compared to cash provided by investing activities of $48.0 million for the same prior year period. The increase was primarily driven by proceeds from divestitures received in the prior year, in conjunction with the impact of reduced insurance collateral requirements related to our wholly-owned captive insurance subsidiary during 2024.
Financing activities.   Cash used in financing activities increased $76.6 million to $135.8 million for the year ended December 31, 2025, compared to $59.2 million for the same prior year period. The increase was primarily driven by the redemption of Series B Preferred Stock and the long-term debt refinancing during 2025, as compared to the net impact of cash received related to the issuance of the Series B Preferred Stock and the 2024 Warrants and the long-term debt refinancing during 2024.
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Operating activities. Cash provided by operating activities decreased $11.6 million to $246.2 million for the year ended December 31, 2024, compared to $257.8 million for the same prior year period. The decrease in operating cash flow was primarily driven by timing of interest payments coupled with timing of other net working capital, including fees incurred for the long-term debt refinancing transaction completed during 2024.
Investing activities. Cash provided by investing activities increased $190.9 million to $48.0 million for the year ended December 31, 2024, compared to cash used in investing activities of $143.0 million for the same prior year period. The increase was primarily driven by proceeds related to the divestiture of certain disposal groups and aircraft assets associated with our charter flight group during the fourth quarter of 2024, and decreased investments held as insurance collateral related to our wholly-owned captive insurance subsidiary year-over-year, partially offset by reduced proceeds from disposals of assets and increased purchases of property and equipment year-over-year.
Financing activities. Cash used in financing activities decreased $83.0 million to $59.2 million for the year ended December 31, 2024, compared to $142.2 million for the same prior year period. The decrease was primarily driven by increased proceeds from the issuance of debt related to aircraft financing arrangements. The proceeds were partially offset by the net impact of the long-term debt refinancing consummated during 2024, inclusive of cash received related to the issuance of the Series B Preferred Stock and the 2024 Warrants totaling $934.6 million, and offset by the extinguishment in full of the second lien secured term loan of $600.0 million and the cash repurchase of $135.7 million of the 2028 First Lien Term Loan. Additionally, $120.6 million of aircraft debt was extinguished in conjunction with the sale of aircraft of our charter flight group. Refer to Note 13 to the audited consolidated financial statements included elsewhere in this prospectus for further detail regarding the long-term debt refinancing.

Contractual Obligations and Other Commitments
The following table summarizes our contractual obligations and commitments outstanding as of December 31, 2025 (in thousands):
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual obligations:
Long-term debt obligations, including interest(1)	$7,450,905	$515,473	$943,145	$956,388	$5,035,899
Finance lease obligations, including interest	121,254	27,000	39,851	25,689	28,714
Operating lease obligations, including renewal option periods(2)	284,349	71,633	93,675	57,402	61,639
Aircraft purchase commitments(3)	356,221	155,825	124,447	67,113	8,836
Other(4)	367,832	135,595	163,062	55,004	14,171
Subtotal	8,580,561	905,526	1,364,180	1,161,596	5,149,259
Other commitments:
Guarantees of surety bonds	89,294	—	—	—	89,294
Letters of credit(5)	104,852	—	—	—	104,852
Subtotal	194,146	—	—	—	194,146
Total obligations and commitments	$8,774,707	$905,526	$1,364,180	$1,161,596	$5,343,405

(1)
Our long-term debt may increase based on future acquisition activity. We intend to either use our operating cash flow to repay our long-term debt or refinance such obligations as they come due.

(2)
Operating lease obligations do not include common area maintenance, insurance, or tax payments for which we were also obligated.

(3)
We finance aircraft acquired under these commitments through finance leases or debt agreements. As of December 31, 2025, we paid $34.4 million in non-refundable deposits relating to aircraft purchases.

(4)
Includes dispatch and responder fees, contingent consideration related to acquisitions, liability for unrecognized tax benefits, construction in process and other purchase obligations of goods and services.

(5)
Letters of credit are primarily collateralized by our A&R ABL Facility.

Off-Balance Sheet Arrangements
We do not have any off-balance-sheet arrangements not reflected in our financial statements and footnotes.
We provide indemnification provisions in certain of our agreements with customers and our leases of real estate in the ordinary course of our business. With respect to customer agreements, these provisions may obligate us to indemnify and hold harmless the customer against losses, expenses, liabilities, and damages that are awarded against the customer in the event our operations cause certain losses, including as a result of medical malpractice and environmental issues.
Tax Receivable Agreement
Following this offering, we expect to utilize certain pre-IPO tax assets (including federal, state and local net operating loss, deferred interest deduction, tax basis in amortizable or depreciable assets, and certain deductible expenses attributable to the transactions related to this offering) that arose prior to or in connection with this offering and are therefore attributable to the TRA parties, which tax benefits are expected to reduce our future tax payments.
In connection with this offering, we expect to enter into a Tax Receivable Agreement with the TRA parties that will provide for the payment by GMR Solutions Inc. to such TRA parties of 85% of the benefits, if any, that GMR Solutions Inc. or our subsidiaries actually realize, or are deemed to realize (calculated using certain assumptions), as a result of GMR Solutions Inc.’s and our subsidiaries’ utilization of the Pre-IPO Tax Benefits. Under the terms of the Tax Receivable Agreement, Company Warrants held by the TRA parties will be included in the ownership of such TRA parties in calculating payments thereunder. In addition, if any Management TRA party elects to participate, he or she will receive up to their pro rata share (based on their outstanding awards) of    % of any such payments to the extent made pursuant to the Tax Receivable Agreement. To the extent a member of management elects not to participate, such member’s pro rata portion will be reallocated to all TRA parties. Actual tax benefits realized by GMR Solutions Inc. and our subsidiaries may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the Tax Receivable Agreement is an obligation of GMR Solutions Inc. and not of our subsidiaries. GMR Solutions Inc. expects to benefit from the remaining 15% of cash tax benefits, if any, it realizes from the Pre-IPO Tax Benefits.
For purposes of the Tax Receivable Agreement, the cash tax benefits will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the Pre-IPO Tax Benefits subject to the Tax Receivable Agreement. The actual and hypothetical tax liabilities determined in the Tax Receivable Agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of the Tax Receivable Agreement will continue until all relevant tax benefits have been utilized or expired. In the event of certain changes of control, certain material breaches of the Tax Receivable Agreement by GMR Solutions Inc., or an insolvency event, the calculation of certain future payments made under the Tax Receivable Agreement will utilize certain valuation assumptions, including that GMR Solutions Inc. will have sufficient taxable income to fully utilize Pre-IPO Tax Benefits. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors.
We expect that the payments that we may make under the Tax Receivable Agreement will be material. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”
Critical Accounting Policies and Estimates
Our accounting policies are described in the notes of our audited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.
The following discussion is not intended to represent a comprehensive list of our accounting policies. For a detailed discussion of the application of these and other accounting policies, see the audited consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
Estimating revenue is a complex process, largely due to the volume of transactions, the number and complexity of contracts with payors, the limited availability, at times, of certain patient and payor information at the time services are provided, and the length of time it takes for collections to fully mature. Patients are billed for services provided, and we receive payments for these services from patients or their third-party payors. Payments for services provided are generally less than billed charges. We recognize fee-for-service revenue, net of contractual adjustments and discounts for uninsured patients, at the time transport services are provided. In the period services are provided, we estimate gross charges based on: billed services plus an estimate for unbilled services based on pending case data collected, estimates of contractual allowances based on contracted rates and historical or actual cash collections, when available, and estimates of the discount for uninsured patients based on historical cash collections from uninsured patients. We use the following information to estimate expected collections from third-party payors: historical cash collections; the specific benefits provided for under each patients’ healthcare plan; mandated payment rates under the Medicare and Medicaid programs and under other government healthcare programs that base reimbursement rates on Medicare or Medicaid fee schedules; and, in the case of third-party payors, fees and negotiated payment rates. In addition, we record net revenue from uninsured patients at an estimated realizable value based on historical cash collections. The price concession includes an estimate of uncollectible balances due from uninsured patients, uncollectible co-pay and deductible balances due from insured patients and special charges, if any, for uncollectible balances due from managed care, commercial and governmental payors.
The relationship between gross charges and the transaction price recognized is significantly influenced by payor mix. Collections on gross charges, compared to the transaction price, can vary greatly depending on whether the patients served by the Company are insured and the nature of the Company’s contractual relationships with those payors. Payor mix is subject to change as additional patient and payor information is obtained after the period services are provided. We periodically assess the estimates of unbilled revenue, contractual adjustments and discounts for uninsured patients and payor mix for a period of at least one year following the date of service by analyzing actual results, including cash collections, against estimates. Changes in these estimates are charged or credited to the consolidated statement of operations in the period that the assessment is made. Significant changes in payor mix or payment behavior, contractual arrangements with payors, specialty mix, acuity, business office operations, general economic conditions and health care coverage provided by federal or state governments or private insurers may have a significant impact on estimates and significantly affect the results of operations and cash flows. We typically do not make further changes in estimate beyond twenty-four months following the date of service provided, and write off any uncollected billings thereafter. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.
Based on our accounts receivable from uninsured patients at December 31, 2025, a 10% increase or decrease in our self-pay collection rate, or approximately 1% of gross charges, which we believe could be a reasonably likely change, would result in a favorable or unfavorable adjustment to patient accounts receivable of approximately $7.0 million. Over the last three years, we have experienced self-pay collection rates of approximately 4%.
In certain circumstances, federal law requires providers to render EMS to any patient who requires care regardless of their ability to pay. Services to these patients are not considered to be charity care and provisions for uncompensated care for these services are estimated accordingly. Although we provide a level of charity care, it is not significant to our net revenues; however, unlike other healthcare providers such as hospitals, we receive no reimbursement from the government for any charity or uncompensated care.
Our billing and accounting systems provide historical trends of cash collections and contractual write-offs, accounts receivable agings and established fee adjustments from third-party payors. These estimates are recorded and monitored monthly as revenues are recognized. The principal exposure for uncollectible fee-for-service visits is from self-pay patients and, to a lesser extent, for co-payments and deductibles from patients with insurance.
Accounts Receivable
We manage accounts receivable by regularly reviewing our accounts and contracts and by providing appropriate adjustments to the estimate of the transaction price. Some of the factors considered by management in determining the adjustments are the historical trends of cash collections, contractual and uninsured write-offs, accounts receivable agings, established fee schedules, contracts with payors, changes in payor mix, and procedure statistics. Assessment of actual collections of accounts receivable in subsequent periods may require changes in the estimated transaction price.
We test our analysis by comparing cash collections to net fee-for-service revenues and monitoring self-pay utilization. In addition, when actual collection percentages differ from expected results, on a contract-by-contract basis, supplemental detailed reviews of the outstanding accounts receivable balances may be performed by our billing operations to determine whether there are facts and circumstances existing that may cause a different conclusion as to the estimate of the collectability of that contract’s accounts receivable from the estimate resulting from using the historical collection experience. Changes in these estimates, if any, are charged or credited to the consolidated statements of operations in the period of change. Material changes in estimates may result from unforeseen write-offs of patient or third-party accounts receivable, unsuccessful disputes with managed care payors, collections experience that differs materially from prior experience, adverse macro-economic conditions which limit patients’ ability to meet their financial obligations, or broad changes to government regulations that adversely impact reimbursement rates for services provided by us. Significant changes in payor mix, changes in contractual arrangements with payors, business office operations, general economic conditions and health care coverage provided by federal or state governments or private insurers may have a significant impact on our estimates and significantly affect our results of operations and cash flows. Consideration of credit risk is limited by the diversity and number of facilities, patients, payors and by the geographic dispersion of our operations.
Goodwill and Intangible Assets
Goodwill is evaluated annually for impairment during our fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. Goodwill is tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount. When testing for goodwill impairment, we consider multiple factors that could influence the fair value of our reporting unit or indefinite-lived intangibles, including, but not limited to: the results of prior qualitative assessments performed; changes in the carrying amount of our reporting unit or indefinite-lived intangibles; actual and projected revenue and operating margin; relevant market data for both the Company and our peer companies; industry outlooks; macroeconomic conditions; liquidity; changes in key personnel; and our competitive position. We use significant judgment to evaluate the totality of these events and factors to make the determination of whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. Our annual impairment test as of October 1 evaluates the goodwill related to our reporting unit using a qualitative assessment. Our most recent analysis determined that it was not necessary to recognize impairment in our indefinite-lived intangibles as the estimated fair value of our reporting unit was in excess of its carrying value.
We evaluate our indefinite-lived intangibles, which consist primarily of trade names, for impairment at least on an annual basis. Impairment of the carrying value will also be evaluated more frequently if certain indicators are encountered. Indefinite-lived intangibles are required to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including indefinite-lived intangibles. If the fair value of our reporting unit exceeds its carrying amount, the indefinite-lived intangibles of our reporting unit are not considered to be impaired.
We test our finite-lived intangibles, other than goodwill, for impairment whenever events or circumstances indicate that it is more likely than not that the carrying amount may not be recoverable. Our policy is to recognize an impairment charge when the carrying amount is not recoverable and such amount exceeds fair value. To determine whether it is more likely than not that the carrying amount may not be recoverable, we assessed various factors including, but not limited to, our financial performance, any contemplated strategic changes to our lines of business, or any changes to the macroeconomic environment in which we operate. During the year ended December 31, 2025, there were no events or circumstances that indicated a potential impairment in our finite-lived intangibles.
Insurance Reserves
Given the nature of the services we provide, we are subject to aviation, automobile, professional and general liability claims and related lawsuits in the ordinary course of business. We maintain insurance with third-party insurers generally on a claims-made basis, subject to self-insured retentions, exclusions and other restrictions. A substantial portion of our automobile, professional and general liability loss risks are being provided by a third-party insurer that is fully reinsured by our wholly-owned captive insurance company. In addition, our wholly-owned captive provides coverage for a substantial portion of our employee workers’

compensation claims. The assets, liabilities and results of operations of our wholly-owned captive insurance company subsidiary are included in our audited consolidated financial statements included elsewhere in this prospectus.
Our hull insurance for aircraft covers aviation risks related to our operations, including civil liability in respect of accidents and physical losses or damages to aircraft in certain circumstances.
The liabilities for self-insurance include estimates of the ultimate costs related to both reported claims on an individual and aggregate basis and unreported claims.
Our reserves for our automobile, professional and general liability claims within the self-insured retention are based upon periodic actuarial calculations. Our reserves for losses and related expenses represent estimates involving actuarial and statistical projections, at a given point in time, of our expectation of the ultimate resolution plus administration costs of the losses that we have incurred. Our reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuarial firm. The independent actuarial firm performs studies of projected ultimate losses on an annual basis and we utilize these actuarial estimates to determine appropriate reserves. Liabilities for claims incurred but not reported are not discounted. The estimate of these liabilities is inherently complex and subjective, as these claims are typically resolved over an extended period of time, often as long as ten years or more. We periodically re-evaluate our accruals for our automobile, professional and general liability claims, and our actual results may vary significantly from our estimates if future claims differ from expected trends. The key assumptions used in our actuarial valuations are subject to constant adjustment as a result of changes in our actual loss history and the movement of projected emergence patterns as claims develop.
Income Taxes
Deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be recognized. Various estimates are required to determine the need for and amount of any valuation allowance, including the timing and nature of reversal of existing deferred tax assets and liabilities in addition to the amount and nature of future taxable income. The respective tax authorities, in the normal course, audit previous tax filings. We consider many factors and use judgment in estimating and assessing the impact of uncertain tax positions. Final audit results may vary from our estimates.
Quantitative and Qualitative Disclosures about Market Risk
We are subject to market risk primarily from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed rate and variable rate debt and interest rate swaps to manage our exposures to changes in interest rates. Our variable rate debt instruments are primarily indexed to SOFR. Interest rate changes would result in gains or losses in market value of our fixed rate debt portfolio due to differences in market interest rate and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2025, a 100 basis point interest rate change would impact our net earnings and cash flow by approximately $46.6 million annually.
Our cost of operations is affected by changes in the price and availability of fuel. The average cost of aircraft fuel per gallon for the year ended December 31, 2025 decreased 7.4% compared to the same prior year period. The average cost of vehicle fuel per transport for the year ended December 31, 2025 decreased 10.8% compared to the same prior year period. Patient transport volume for our operations can vary due to weather conditions and other factors. Therefore, the impact of a change in fuel cost based on current year volume is not necessarily indicative of the impact on subsequent years.
A 10% change in commodity price would impact our net earnings and cash flow by approximately $7.0 million annually.

BUSINESS
Company Overview
We are the largest provider of EMS and one of the largest integrated providers of essential alternate-site, out-of-hospital care in the United States, and are one of the largest mobile clinical practice groups globally. We care for patients when they need us most — whether at home, at the site of an accident, while attending an event or in other settings where time-sensitive care is needed. As the entry point for patients into the healthcare system, we deploy our expertly trained and credentialed clinical teams to provide on-site care, and if necessary, transport patients to the most appropriate healthcare facility, or, if the patient is non-emergent, navigate the patient to a less acute setting. As the only national, fully-integrated air and ground EMS provider, our operations span approximately 1,400 U.S. counties, covering both rural and urban communities which are home to more than 60% of the U.S. population as of December 31, 2025. We are at the front line of the healthcare continuum, encountering approximately 15,000 patients per day or approximately 5.5 million patients annually and our clinicians perform a critical care intervention every 89 seconds. Because of our scale, we have a data set of more than 80 million patient care records, which we use to track care processes and patient outcomes, and identify the most effective methods for patient care. Our team of more than 24,000 clinicians serves as the first line of care, providing lifesaving treatment at crucial moments. We maintain longstanding relationships across the healthcare ecosystem, serving local communities, health systems, payors, public health and local, state and federal agencies. We believe that our robust scale, relationships, and clinical, operational and logistical capabilities make us a leader in essential alternate-site, out-of-hospital care.
We are a critical community and disaster safety net, providing essential EMS across the nation, responding to approximately 10% of all 911 calls and 37% of emergent air medical calls nationwide as of December 31, 2025. As the healthcare landscape continues to evolve — driven by rural hospital closures, provider shortages, an aging population, and growing strain on existing infrastructure — our role in providing care and critical support to a growing number of patients in need continues to be increasingly vital. In rural communities, we are often the sole access point for lifesaving care. To meet this growing need, we have developed a comprehensive and fully integrated set of solutions for both emergent and non-emergent care, where our clinicians manage patients across a wide range of acuity levels, distances and transport modalities. Our Emergent Care services are defined by rapid, clinically appropriate responses, lifesaving critical interventions and, when necessary, transport to the next site of care. Our Non-emergent Care services include scheduled, non-emergency patient care. In 2025, Emergent Care accounted for approximately 84% of our patient encounters, and Non-emergent Care represented approximately 16%. Moreover, since our 2018 merger of AMGH, the leading air ambulance provider, with AMR, the leading ground ambulance provider, we have been able to further integrate air ambulance and ground ambulance with our advanced care navigation and technology solutions. By integrating these capabilities, we are better able to meet the patient’s needs by delivering more coordinated and efficient care.
Clinicians, including EMTs, paramedics and nurses, comprise almost three quarters of our approximately 34,000 team members. Together with our professional pilots, mechanics, communications specialists and other operational support roles, we deliver comprehensive care across a wide range of time-sensitive patient conditions, from cardiac arrests, strokes and significant traumatic injuries, to acute behavioral health episodes, toxic exposures, drug overdoses and even emergent in-the-field newborn deliveries. In fiscal year 2025, we had approximately 15,000 daily patient encounters (based on 5,473,675 for the year), which comprised, among other things, approximately 117 cardiac arrest responses (based on 42,863 for the year), 138 emergency stroke patients (based on 50,340 for the year), 114 critically injured trauma patient transports (based on 41,683 for the year), 642 blood glucose assessments on patients with altered mental status (based on 234,484 for the year), 113 critical airway interventions (based on 41,105 for the year) and 2,260 intravenous access (based on 824,770 for the year). Our care is guided by consensus-based patient care guidelines, which we have developed collaboratively with nearly 200 affiliated physician partners specializing in emergency medicine, pediatric and neonatal care, critical care, trauma surgery, acute cardiology, neuroscience and infectious disease. As the largest EMS provider in the country, we engage in specialty research projects focused on care delivery and partner with academic centers to scientifically explore more effective methods for patient care. These projects are reviewed by external peer publications and published to guide and improve care. We believe that the breadth and depth of our clinical practices and team set the industry-wide standard for alternate-site care delivery.
We support governments, communities, health systems and payors who choose us to serve their patients because of our long and proven track record of clinical performance, capabilities, innovative offerings, broad geographic footprint and unmatched fleet. We believe our ability to rapidly deploy specialized resources and personnel to acute and rapidly evolving situations has established us as the provider of choice for large scale, unplanned events and incidents. Our clinicians utilize our approximately 7,400 ground ambulances and vehicles, as well as 400 rotor-wing and 115 fixed-wing air ambulances, operating from more than 780 physical locations across 45 states, as of December 31, 2025. These air and ground ambulances are dispatched from our 48 communication centers and are able to provide service to all 50 states. Combined with our extensive operational experience, this infrastructure allows us to deliver tailored care for large and small 911 systems, scaled multi-facility health systems, large events and respond to critical natural and other disasters. In situations that require significant investment and a rapid scaling of clinical and physical resources, we believe our relationships across critical supply chains, our logistical expertise and our financial resources enhance our ability to secure and execute large, complex contracts. For example, in one of our partnerships, we provide emergent, non-emergent and event medical care and transportation to over 2,500 patients per week, with a peak deployment of over 100 ambulances and aircraft, covering over 7,200 square miles to support nearly 2.5 million people.
We continuously innovate new first-in-class or only-in-class solutions to solve the longstanding and evolving challenges our stakeholders face. Today, we participate in nearly 20 active EMS research programs with leading academic medical centers to advance the management of time-sensitive alternate-site care. Our differentiated collaborations with industry partners provide real-world insights that shape emerging technology and clinical decision support tools. We developed, pioneered and are deploying our Nurse Navigation clinical protocol and screening process to transform 911 intake by guiding patients to the most appropriate site-of-care, with the objective of improving resource utilization and reducing costs for patients, payors, providers and communities. As of December 31, 2025, our Nurse Navigation had access to over 19 million covered lives resulting in up to 20% of low acuity 911 calls navigated to other care settings. We designed and developed our proprietary online request platform, Transport.Net, which encompasses a suite of digital tracking and dispatch solutions for both air and ground ambulance requests. The modules within Transport.Net are tailored to the unique needs of our customers and were designed to seamlessly integrate with existing technologies, such as a hospital’s EHR. Our RapidCall module is used by approximately 50% of all 911 access points and health systems to provide greater visibility, streamline access to requesting ambulances, reduce response times and enhance operational efficiency when deploying emergent resources. Additionally, our Concierge module enables health systems to control their discharge process by scheduling advance transports and freeing up beds, leading to an up to 0.5 day reduction in length of stay in certain locations. We believe our scale, breadth and clinical depth enable us to develop innovations which enhance the value and care delivered to our stakeholders.
We have a demonstrated track record of delivering strong revenue and earnings growth through organic volume growth, market share gains, productivity improvements and strategic contracting. Through our managed care contracting strategy, we develop preferred relationships with payors. We are primarily a fee-for-service provider, which represents approximately 90% of our revenue. Additionally, our service diversification and wide geographic coverage helps to minimize revenue variability and support financial stability. We are highly diversified, with limited revenue concentration across more than 650 commercial payors and 600 operating locations. We actively manage our business on a market-to-market basis, continually assessing contracted rates, cost structure, and profitability to optimize performance and identify new growth opportunities. In early 2025, we completed a strategic review of our business, concluding a multi-year process in which we exited select underperforming contracts to re-focus on our core operations and drive growth and profitability. Additionally, in the fourth quarter of 2024, we completed the divestitures of three non-core businesses. Our leadership team brings deep expertise across operations, clinical excellence, finance and logistics, which we believe positions us to continue to grow and strengthen our business.
For the year ended December 31, 2025, we generated revenue of $5,739.8 million, net income of $206.2 million, and Adjusted EBITDA of $1,186.2 million, representing changes of (4)%, 911%, and 8%, respectively, compared to the year ended December 31, 2024. During the fourth quarter of 2024, we divested certain non-core assets, which generated $566.0 million of revenue, $37.5 million of net income and $27.2 million of Adjusted EBITDA for the year ended December 31, 2024. See “Summary —  Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measures and Reconciliation” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial metric. In addition, as of December 31, 2025, we had retained earnings (deficit) of $259.5 million and substantial indebtedness of $5,045.9 million, excluding finance lease obligations.
We have a substantial amount of indebtedness, which will require interest and principal payments. The instruments governing such indebtedness impose significant operating and financial covenants on GMR, Inc. and its subsidiaries. See “Risk Factors — Risks Related to Our Indebtedness.” As of December 31, 2025, we had approximately $4,899 million of long-term indebtedness, including interest but excluding finance lease obligations, and we had additional borrowing capacity of $695.1 million, subject to the borrowing base, under the A&R ABL Facility after giving effect to $104.9 million of outstanding letters of credit issued thereunder. Under the A&R First Lien Credit Agreement and the Third A&R ABL Credit Agreement, GMR, Inc. has the right to prepay the 2032 First Lien Term Loan and the A&R ABL Facility, respectively, without premium or penalty. Under the 2032 Secured Notes Indenture, GMR, Inc. may redeem the 2032 Secured Notes, in whole or in part, at its option (i) at any time prior to October 1, 2028, at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a customary “make-whole” premium, (ii) on or after October 1, 2028 until October 1, 2029, at a redemption price of 103.688% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, (iii) on or after October 1, 2029 until October 1, 2030, at a redemption price of 101.844% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, and (iv) on or after October 1, 2030, at a redemption price of 100% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, at any time prior to October 1, 2028, GMR, Inc. may redeem (i) up to 40% of the aggregate principal amount of the 2032 Secured Notes using the net cash proceeds from certain equity offerings, at a redemption price of 103.688% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, and (ii) up to 10% of the aggregate principal amount of the 2032 Secured Notes during each twelve-month period commencing from the issue date of the 2032 Secured Notes, at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a change of control, GMR, Inc. may be required to make an offer to repurchase all of the 2032 Secured Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the redemption date. See “Description of Certain Indebtedness” for a summary of the terms of our material principal indebtedness.
Industry Background and Our Market Opportunity
Industry Background
The healthcare ecosystem is dependent on a highly coordinated network of providers equipped to deliver care across a wide range of patient acuity levels and locations at a moment’s notice. Among these, EMS plays a foundational role, often serving as the initial entry point into the healthcare system — and most time-sensitive touchpoint — in a patient’s care journey. EMS serves as the connective tissue between sites of care — such as hospitals, outpatient facilities, long-term care centers — with a goal of ensuring that patients receive timely, appropriate medical attention, regardless of setting or condition. According to the U.S. Centers for Disease Control and Prevention, in the United States, there are over 150 million emergency department visits annually, approximately 25 million of which involve care delivered by clinicians at the scene or in an ambulance or aircraft en route to a hospital or other healthcare facility. Ambulances and clinicians respond to requests from a multitude of sources, including rural and community hospitals, “911” services and first-responder organizations such as fire and law enforcement. Delivering emergent care is challenging, with highly unpredictable and constantly evolving physical environments alongside complex and acute patient needs. Highly capable providers with deep clinical and logistical experience are crucial for saving lives and preventing escalating acuity, which can lead to worse outcomes and higher costs. Each encounter demands split-second decision making, clinical judgment, and coordination across a fragmented health care system.
EMS providers must flexibly respond to a wide range of care episodes, broadly defined as emergent or non-emergent:
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Emergent care is delivered by clinicians in response to life-threatening or time-critical events, requiring a comprehensive medical assessment, stabilization, and as needed, rapid transport via ground or air ambulance to a physical care setting. This type of care is typically dispatched as a response to 911 calls, request for immediate transport to a higher level of care from a rural hospital, organized emergency services deployed at public events, or in response to disasters. Providers must be equipped to address the patient’s immediate need and transport the patient to the next site of care according to their needs, frequently requiring the dispatch of ground ambulances with advanced life support capabilities and staffed by paramedics and EMTs. In more severe or remote cases, emergent air services offer critical stabilization and rapid transport for critically ill or injured patients to specialized facilities, as required, utilizing fixed-wing or helicopter ambulances crewed by specialized teams of nurses and paramedics. Emergent air services, while representing approximately 1% of emergency department visits, are critical for reaching healthcare deserts in rural or frontier areas where local infrastructure is inadequate.

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Non-emergent care includes medically necessary care that can be scheduled in advance and may include patient transports between care settings, such as hospital discharges, long-term care transfers or patient repatriations. These transports may involve short-range journeys and may cross state or country lines and can require a range of capabilities, from simple wheelchair transports to a rehabilitation facility to complex, high-acuity international repatriations. Scheduled non-emergent episodes may require specialized providers to address complex needs during long-distance transport.

In both modalities, providers like GMR are expected to deliver hospital-quality care in an environment that is mobile, decentralized and unpredictable. The following table summarizes GMR’s approach to addressing patient needs for both emergent and non-emergent care.

EMERGENT CARE
NON-EMERGENT CARE
911
Rotorwing
Fixed-wing
Emergent Ambulance
Trauma Center or ED
Nurse Navigation Call Center
Self-Care
Virtual Care or Mobile Health
Community Care
Rideshare or BLS Units
Hosp.
Non-Emergent Ambulance
Fixed-wing
Rehab
Repatriation
Regional Hospital

Several key demographic and structural shifts are beginning to reshape the EMS landscape in favor of integrated high-quality providers and driving rising demand for alternate-site, out-of-hospital care:

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Demand: We believe demand for both emergent and non-emergent care will remain robust driven by population growth, an aging demographic that will require more frequent and specialized medical attention, and the increasing prevalence of chronic diseases, such as heart disease and Chronic Obstructive Pulmonary Disease. Additionally, rural hospital closures and hospital service line consolidation are expanding reliance on EMS and extending transport distances, particularly for air medical services. The healthcare system is also facing increasingly overburdened EDs and strained EMS resources, exacerbated by socio-economic pressures such as homelessness and ongoing immigration. Moreover, a shortage of primary care providers has exacerbated reductions in access to care and led to increased reliance on ED/EMS services to treat low-acuity cases, resulting in a higher number of calls to 911. Payors are increasingly recognizing the value of appropriate care routing, incentivizing the use of novel solutions like Nurse Navigation and tools to reduce lower acuity ED visits.

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Policy: The broader healthcare and emergent air industries continue to evolve and, in some cases, reimbursement policy changes have created potential tailwinds. One major policy change was the passage of the NSA in 2020 which, once implemented in 2022, has made the air reimbursement rates from out-of-network private payors more consistent. The NSA established the IDR process, which is arbitrated and adjudicated by an independent third party, to resolve out-of-network commercial payment claims for air ambulance services. In the arbitration process, both the provider and insurer submit a single, final proposal for resolution of the dispute, and the arbiter selects one of the offers in its entirety on the basis of the evidence presented. Once the arbiter has determined the appropriate payment amount for the transport, the health plan (or provider) is required by law to remit payment within thirty days. We have been successful in the IDR process, winning approximately 90% of IDR rulings, while continuing to provide access to high-quality, emergent medical care to patients across the country. The impact of these policies may change over time as regulations and market practices evolve.

The commercial EMS industry remains highly fragmented, with many regional or specialized providers offering limited point solutions. These providers often lack the clinical depth, operational scale, or geographic coverage to meet the varied and increasingly complex needs of local communities and health systems. In contrast, fully integrated and more technically sophisticated providers are generally better able to meet the needs of local communities, health systems and government partners.
Our Market Opportunity
We are a leader across our markets, and we estimate our serviceable addressable market is approximately $18 to $20 billion (having grown from $14 billion in 2018) of a broader total addressable market of $35 billion. Our total addressable market extends across emergent medical services, non-emergent medical services, disaster response and event medical services, and is based on estimated revenue. See “Industry and Market Data.” Our estimated serviceable addressable market excludes approximately $14 to $17 billion of direct services provided by municipalities and government agencies, which, as of 2023, do not outsource emergent services, as historically we have been unable to access such portion of our total addressable market.
However, through innovation and strengthened partnership models, we have expanded, and are continuing to seek to expand, our access to these opportunities over time. For example, as a first-of-its-kind solution, our Nurse Navigation platform provides high-impact patient routing services, empowering dispatch centers to direct low-acuity 911 calls to more appropriate care settings, reducing unnecessary ambulance deployments. This has in turn allowed us to unlock new contracts with municipalities that perform EMS through community services (for example, Fire Departments). In fiscal year 2025, we had approximately 238 daily Nurse Navigation 911 call interventions, which we calculate as the total of 86,918 calls in fiscal year 2025, divided by 365. We believe that innovative solutions such as Nurse Navigation have the ability to expand our future addressable market and unlock potential novel, recurring payment structures. By integrating technology, clinical expertise, innovation, and scale, we’ve become the only full-service national EMS provider capable of delivering comprehensive solutions across acuity levels and use cases. As we continue to innovate, enhance our capabilities and continue our progression to becoming a more fully-integrated community health provider, we expect to deliver more value to stakeholders and as a result, grow our addressable markets.

Our serviceable addressable markets — emergent and non-emergent medical services, disaster response and event medical services — are expected to grow at a CAGR of 5% to 7% through 2028 according to industry research, which is in line with historical growth of such markets. We believe there are opportunities to outpace this baseline market growth by (i) expanding the offerings we provide to existing customers who only contract certain of our services, (ii) growing our customer base with new customers and (iii) unlocking new market models (for example, per-member-per-month reimbursement models, capitated reimbursement models, and population health models). Our scale, technology investments, and differentiated offerings position us to drive share gains and market expansion.
Our ability to maintain and expand our market share is driven by a variety of factors. Because a significant amount of our revenue is based on patient transport volume, our ability to generate revenue is impacted by, among other things, the extent to which we have preferred provider arrangements or other agreements that allow us to capture incremental volumes. In addition, other factors, including macro-economic factors such as increasing fuel prices, could increase our cost of operations. Environmental conditions, including climate change and changing weather patterns, could disrupt air transport, and we may be affected by the competitive and regulatory environment in which we operate.
Our payor mix may affect our financial performance. While we generally collect more revenue per transport from commercial payors than from governmental payors, a meaningful portion of our net transport revenue has been derived from patient transports insured under Medicare and Medicaid. In the year ended December 31, 2025, approximately 59% and 32% of our net transport revenue was attributable to commercial payors and government payors, respectively, and within the government payors, 24% and 8% of our net transport revenue was derived from patient transports under Medicare and Medicaid, respectively, which, among other limitations, are subject to non-negotiable government fee schedules that may be below the cost of providing medical transportation.
Moreover, given our emphasis on servicing rural communities, a decrease in the reimbursement rates for rural transports in the Medicare fee schedule could have an adverse effect on our operations. Medicare and Medicaid also place limitations on our ability to pass on increased costs of operations to our patients or their insurer. Consequently, to the extent there is a shift in payor mix from commercial payors to governmental payors, the amount of revenue we are able to generate per patient transport could decrease.
We also operate in a heavily regulated industry. We must comply with numerous laws and rules that, among other things, govern billing and payment and our ability to maintain licenses and accreditations. We may also be subject to both federal and state “surprise medical billing” legislation and regulations, which could adversely affect our ability to recover charges for our services. Such legislation and regulation could result in third party commercial payors terminating and renegotiating existing contracts and reimbursement rates. Within this heavily regulated industry, we must also navigate a highly competitive landscape. We compete with both private providers and government providers, including fire departments. For example, in 2023, municipalities and government agencies had provided approximately $14 to $17 billion of direct, non-outsourced services. Our focused strategy on improving recruiting and retention has reduced the number of open full-time positions in both our air and ground crews; however, to effectively compete and capture additional market opportunity, we need to continue to attract and retain highly skilled, experienced and qualified personnel, and may need to invest significant capital in additional equipment or capacity.
Our Value Proposition
We believe that our operating model creates significant value for patients, health systems, payors and the communities that we serve.
Value Proposition for Patients
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Access to Healthcare. For the most critical and emergent care needs, people primarily call 911 to access care. As the largest EMS provider in the country, we respond to the greatest number of these 911 requests and are the entry point into the healthcare system for millions of people in both rural and urban communities. Today, over 85 million Americans live more than an hour away from a Level 1 or Level 2 trauma center. As a result, for an increasing number of Americans who live in rural communities and healthcare deserts, our services may be the sole viable option for accessing lifesaving, high acuity care. For lower acuity 911 calls across all communities, we solve the patient’s immediate need or navigate them to the right level of care, which can help avoid unnecessary costs and ED admissions. Regardless of the patient’s circumstance, we aim to ensure that they get the right level of care in the most appropriate setting.
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Coordinated Care. We are closely integrated into the comprehensive 911 emergency system, both receiving and providing real-time data on patient condition, location and triage status while responding to a care need. While caring for the patient, we often act as the hospital’s front door, communicating and sharing patient condition and data with the hospital in real time to streamline intake and accelerate more acute, in-hospital care delivery. Moreover, we partner and can white label our resources with health systems in the patient’s community to facilitate a smooth transition of care as they move between settings.

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Quality of Care. We design, maintain, and continuously enhance clinical care guidelines with the goal of delivering the best possible care for all patients. Our care teams include expert clinicians, including nurses, paramedics, and EMTs, who are trained to respond to acute episodes of care (for example, cardiac arrest, stroke, traumatic injury). By providing timely, expert care, we not only maximize each patient’s chance of an immediate positive outcome but also reduce the risk of long-term complications and associated costs.

Value Proposition for Communities (Local, State and Federal)
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Essential Community Service and Safety Net. We play a vital role in the healthcare ecosystem and serve as the clinical first responder under our 911 contracts. We work closely with local public safety agencies, including fire departments and other EMS providers, to serve as the community safety net, and in certain communities we are the only provider of emergent care. We are a trusted provider to the communities we serve: we retained approximately 98% of our 911 contracts in 2025, and approximately 97% of such contracts over a five-year period through 2025. We tailor our solutions to the needs of each community, deploying our technology, clinicians and equipment to enable the appropriate response under any condition. Innovations such as our Transport.Net platform and RapidCall module provide real-time access into resource availability for local 911 departments, allowing them to request resources on-demand and reducing the time to deploy.

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Clinical Capabilities, Resources and Scale. Our clinical teams are highly trained, using nationally accepted standards, local medical consensus and field expertise to perform rapid assessments of all patient presentations, deliver immediate lifesaving care, stabilize patients and determine the appropriate transport destination, if warranted, based on timing and mode of movement options. While we deliver care locally, our scale and national footprint of approximately 14,128 EMTs, approximately 8,391 paramedics, approximately 1,869 nurses, approximately 200 affiliated physicians and approximately 2,328 support personnel, as of December 31, 2025, positions us to partner strategically across broad geographies with stakeholders of all sizes. For example, our National Ambulance Contract with the Department of Homeland Security and FEMA requires the rapid deployment of up to 1,000 caregivers and 500 vehicles within the first 24 hours following a no-notice disaster or in advance of an anticipated disaster such as a hurricane. We receive a fee of approximately $3.0 million annually to remain ready to deploy these assets at any time and additional fees upon deployment. We competitively won this role 17 years ago and have successfully retained this contract through multiple competitive bidding cycles, during which we have cared for more than one million people, and have received an “Exemplary” rating, the highest rating available, for every deployment since (and including) 2022.

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Adaptive and Operationally Efficient Care. We tailor the services we deliver to the evolving needs of our communities, spanning from acute care episodes to public health emergencies, such as COVID-19 and Ebola. By aligning our response to the clinical need, we seek to optimize capacity for the highest acuity patients. We believe our services are typically more cost effective than those delivered by local governmental agencies and communities.

Value Proposition for Health Systems
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Key Clinical and Operational Partner. We act as a partner and an extension of the health system in the field by deploying clinical teams to care for patients in alternate sites of care. We provide training to our partner health systems’ clinicians in air medical response, extending the health systems’ reach in the community. In many cases, our partnership includes white-labeled EMS that enhance the health systems’ brands, reputation and commitment to quality care in the community.
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Infrastructure and Credentials. Our assets, licensures and specialized teams provide leverage to health systems, minimizing the need for significant capital investment and training. For example, we own and maintain air and ground ambulances and employ a team of professionals dedicated to maintenance, procurement, adherence to safety standards, aviation operations, regulatory interactions and other necessary functions. Additionally, we possess and maintain all regulatory requirements, including the FAA Part 135 certificate required for emergent air transports.

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Significant Operational Efficiency. Health systems utilize our clinical and logistical expertise so that they can focus on their core operations. For example, our Transport.Net platform, along with associated RapidCall and Concierge modules, provides health systems visibility into available resources and enables them to digitally request specific resources on-demand, significantly reducing the time to deploy. Our Concierge module is designed to drive meaningful improvements in on-time discharge performance and to allow hospitals to plan their capacity with greater certainty. We also manage medical billing and reimbursement related to patient care and transportation, reducing the burden for health systems. Our centralized technology and services are intended to provide efficiencies for health systems which are cost-prohibitive to develop in-house.

Value Proposition for Payors
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Quality and Value. We focus on delivering the most appropriate care to patients in a timely manner based on their condition, which can improve immediate outcomes, minimize complications and lower overall medical reimbursement costs for payors in the long term. Additionally, we identify, educate, and coordinate referrals for patients with gaps in routine testing, medication adherence, or disease management. These activities are intended to help close gaps in care and improve quality metrics that increase payor revenue.

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Delivering Care in the Most Appropriate Setting. We assess patient need during 911 emergency calls and deploy caregivers based on the patient’s level of acuity. For patients requiring an ambulance response, our clinicians will access, treat and transport to an acute care setting when appropriate, which may help avoid lower acuity ED visits and costly hospital admissions. In markets where we have deployed Nurse Navigation, we are able to navigate lower acuity patients to the most appropriate alternate care resources based on their need, resulting in up to 20% of 911 calls being navigated to other care settings.

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Partnership Approach. Our patient care guidelines are designed to remove ambiguity and support our teams to make clinically supported decisions. We have a track record of delivering quality care and guiding patients to the most appropriate setting, allowing us to develop preferred and trusted relationships with select payors to transport patients without prior authorization and at pre-negotiated rates.

Our Competitive Strengths
Through more than 100 years of experience delivering EMS, we have developed a core competency for caring for patients when they need us most and ensuring they arrive at their destination safely. Our scale, clinical and logistical expertise, integrated platform, innovative solutions and substantial employee footprint of approximately 34,000 provide us with a meaningful competitive advantage. We believe these factors, combined with the following strengths, position us for continued success.
Breadth and depth of clinical and physical capabilities
As the largest and most comprehensive EMS provider in the U.S., our team of approximately 34,000 employees utilize approximately 7,400 ground ambulances and vehicles, 400 rotor-wing and 115 fixed-wing aircraft, resulting in around 5.5 million patient encounters annually. The wide-ranging nature of our offerings, clinical capabilities and the magnitude of our fleet allow us to partner with communities, health systems or government stakeholders in a manner which is tailored to their needs.

Moreover, our proprietary technology and other innovations enable us to be embedded within the 911 ecosystem, allowing for increased visibility and subsequent rapid deployment of our air assets, which drives faster response times and increases our capture rate. We believe this optimally positions us to continue to win contracts across customers of all types and sizes, including with highly complex metro areas with significant populations and expansive health system networks. As the demand for care grows and needs become increasingly complex, we believe we are often the only, or one of the only, providers capable of fully servicing these constituencies.
Clinical quality leader setting the industry standard for care
As a leader in delivering emergent care, we have a track record of more than 100 years providing life-saving care. Because of our scale and the depth of our in-house clinical expertise, we implement rigorous, evidence-based patient care guidelines in communities which would otherwise rely on ad hoc or local expertise to deliver care. In the absence of nationally accepted EMS patient care guidelines, we define and set the quality standards for our industry and are leading the shift towards evidence-based care in EMS. We harness our extensive field experience and volume of patient encounters into a comprehensive database of consistent, harmonized quality metrics, allowing us to develop clinical protocols and continuously improve care delivery. Our leadership position has enabled us to innovate and introduce advanced clinical capabilities across our offerings, such as ECMO enabled air-transports and whole blood transfusions during transport — services which would otherwise not be available to many communities.
Omnichannel and integrated platform
We deliver an integrated offering by coupling our omnichannel air and ground presence with the scale and breadth of our solutions. By owning each step of the care episode, we can seamlessly coordinate care and technology across multiple providers, different geographies and all parts of the care journey. Our platform enables us to be more efficient and deliver better experiences for patients and health systems. We minimize inefficient care transitions and are able to nimbly shift course and react in real time to changes in the patient’s needs. For example, we are able to shift air staff with a higher clinical capability to ground assets during poor weather conditions to provide the appropriate level of care. As health systems’ needs grow in scope and complexity, we believe our integrated and comprehensive set of solutions positions us best to partner with them as care evolves.
Track record and culture of innovation
As a leader in EMS, we have a firsthand view of the difficulties faced by patients and providers and are best positioned to help alleviate these challenges. We have a track record of continually pioneering new solutions which allow us and other stakeholders to care for people more effectively. For example, our EMS 2.0 initiative connects 911 calls with public healthcare solutions historically not integrated into EMS, including mental health and indigent care support organizations. This approach optimizes the use of emergent care resources, thereby increasing clinical capacity and allowing us to serve more individuals effectively. Additionally, as the only partner to the Department of Homeland Security and FEMA since the National Ambulance Transport contract’s inception in 2007, we defined and designed the EMS response to national emergencies and disasters for the U.S. Government and have primary responsibility to lead, manage and fully coordinate the EMS industry response in these situations. We will continue to innovate new solutions to improve the standard of care.
Our people and leadership
Our team members are our greatest strength. We employ approximately 34,000 people with significant experience and tenure across clinical, aviation, support and logistical disciplines. We are committed to fostering their talents by providing industry leading education and career progression opportunities. Our team members are supported by our world-class management team, which comprises seasoned healthcare veterans whose expertise spans EMS, clinical care, managed care, and air transportation. Our leadership team has an average of over 30 years of industry and subject matter experience and an extensive track record of enabling quality patient care, integrating strategic acquisitions, and driving operational and financial improvements across the enterprise. We believe our management team’s extensive and diverse experience is a distinct competitive advantage for achieving sustained future success.
Our Growth Strategies
We are committed to driving long-term value creation through a multi-faceted growth strategy that is targeted around growth in existing and new markets, including cross selling our integrated offering. We plan to continue growing same-base revenue organically and also add new bases in existing markets and new markets. Moreover, we plan to expand and more deeply penetrate markets with our existing and new innovative solutions, which includes the creation of new and incremental revenue models for us. We will additionally pursue select acquisitions and continue to focus on operational and scale efficiencies.
Given the inherent competition we face in our industry, there are headwinds that may impact our market position and ability to compete favorably over time. For example, increased market concentration in the EMS provider market and private equity firm backing of healthcare companies, including EMS providers, may affect our business, pricing and potential acquisition activity, including antitrust considerations with respect thereto. The FTC, the DOJ, state attorneys general and other state regulators all actively review and, in some cases, take enforcement action against business conduct and transactions in the healthcare industry. Under the HSR Act, acquisitions that meet certain statutory jurisdictional tests and are not otherwise exempted may not be completed until notifications have been given, applicable information is furnished to the FTC and the DOJ, and all statutory waiting period requirements have been satisfied. In addition, the FTC and DOJ have previously identified healthcare as an area of interest, and there has been increased scrutiny of transactions, and recent federal and state enforcement actions, in the healthcare industry, including those involving companies backed by private equity sponsors. Accordingly, our ability to carry out acquisitions could be impacted. We may also be subject to additional transparency, regulatory approval, and notice requirements, or increased government and public scrutiny. Our competitors may also seek to develop integrated platforms. As a result, our ability to grow and pursue additional market opportunities may be adversely impacted. See “Risk Factors” for more information regarding the risks to our business.
Grow our presence in existing markets
As the population ages, becomes more chronically ill, and the complexity of care increases, demand for emergent care services will grow. We will serve this increasing and evolving demand within our existing customer footprint and plan to grow our market share by building new relationships with 911 agencies and health systems. We are actively involved in multiple request-for-proposal processes for 911 ground contracts at any time given time and historically convert approximately 10 such requests-for-proposal into contracts per year. In markets where we do not currently provide our full suite of services, our goal is to continue to promote cross-selling opportunities, including non-emergent ground, event medical, and membership models. Additionally, as we continue to invest in and enhance our air ambulances with Instrument Flight Rules capabilities, we are able to safely care for an increasing number of patients who were previously inaccessible due to weather-related visibility conditions.
Grow our presence into new markets
As the needs of communities have grown, many are challenged with EMS staffing shortages, limitations of other independent providers and local fire departments as well as fewer volunteer EMS agencies. We continue to gain entry to these markets by introducing innovative and comprehensive emergent care solutions. Additionally, as hospital closures continue in rural areas, we plan to continue to grow our network of air bases, which has consistently grown over time. For example, we intend to add approximately 15 new air bases in 2026.
Cross sell our integrated offering across all markets
While some customers opt to contract for emergent air, ground and technology capabilities separately, our integrated offering provides increased coordination and reduced cost and complexity associated with this fragmented, point solution approach. A notable example is Imperial County, CA, where we have operated two air bases since 2012. When the county’s ground EMS service required an emergency takeover in 2019, we leveraged our scale and deployed clinicians and other resources from across the region in less than 24 hours.

We immediately integrated air and ground operations, ensuring continuous EMS coverage for the 4,175 square mile county. This synergy led to a 15% increase in flight volume compared to a control group, demonstrating the effectiveness of our integrated approach. Further expanding our presence, we opened a third base in Salton City in 2021. This integrated model has yielded impressive results, including being awarded the American Heart Association’s Mission: Lifeline EMS Bronze achievement award for two consecutive years for meeting or exceeding national benchmarks in emergency cardiovascular care. Since 2018, and through the merger of AMGH with AMR, we have grown from 38 to 215 integrated markets. We intend to continue to pursue cross-selling opportunities into communities that we believe can benefit from our integrated offering.
Pioneer and grow our innovative solutions
Our innovative solutions have allowed us to improve emergent care, deepen relationships and drive growth across existing and new markets and enhance our value-add to key partners. These capabilities have supported new and expanded contracts, including with previously inaccessible markets, allowing us to accelerate our growth. For example, our Nurse Navigation program has allowed us to enter new markets and enhance our value proposition to other community constituents such as fire departments or municipalities in need of sophisticated navigation support. We believe that Nurse Navigation is at the early stage of its revenue contribution and presents an opportunity to contribute meaningfully to the growth of our business in the future. Our Transport.Net platform has allowed us to optimize our resource deployment and deepen our relationships with health systems and 911 access points. For example, our RapidCall module allows us to reduce the friction of requesting transports and has resulted in an average uplift of 10 to 16 air transports per year per installation site, driving increased volume and market share. We see significant opportunity to further deploy these and other innovative solutions, and we intend to continue developing new solutions for our customers and stakeholders that enhance the quality of care we provide and increase opportunities for us to provide care.
Pursue a disciplined acquisition strategy
We operate in highly fragmented markets largely comprising small, independent operators which are often subscale and lack the breadth of capabilities required to adequately serve communities. We selectively pursue acquisitions in new and existing markets by targeting opportunities which expand and complement our existing core operations. We believe the scale of our platform supports our ability to enhance the margin profile of the operations we acquire by integrating our broad set of capabilities and cross selling our offerings. With a proven track record of successfully completing and integrating acquisitions, we have consistently enhanced our footprint, entered new geographies, and broadened our range of services. We intend to continue to pursue financially accretive and strategically synergistic opportunities that further drive growth and strengthen our overall market leadership.
Margin expansion opportunity
We seek to improve margins by streamlining our existing operations and have a track record of enhancing our profitability through optimized staffing, improved collections, leveraging technology, enhancing innovation, strategic contract negotiations, and rate adjustments to reflect appropriate market levels. We intend to pursue incremental margin expansion as we continue to integrate markets and pursue strategic mergers and acquisitions. Furthermore, our innovative solutions can drive increased operational efficiency and higher utilization of our assets. In markets utilizing Nurse Navigation, since its introduction, we have observed an approximately 15% average decrease in total patient encounters that do not result in transport across those markets. This reduction generates a surplus of higher margin unit hours, which can be redeployed or removed based on market conditions. Additionally, the higher-yielding Commercial payor mix increases by over 2%, accompanied by reductions in Medicaid and Self Pay encounters as these populations, who have traditionally relied on the 911 system for primary healthcare, are guided to more appropriate care sites. Consequently, these changes have potential to enhance our EBITDA margins. Additionally, we are introducing new recurring payment models, including subsidy frameworks and leased unit hour arrangements, to pursue additional margin upside and support our long-term financial performance.

Our Solutions
Emergent and Non-Emergent Medical Services
Emergent Medical Services
We provide ground EMS primarily under long-term exclusive contracts with communities. Our contracts typically stipulate that we must respond to “911” calls in the designated area within a specified response time. Under the majority of our “911” emergency response contracts, we are the first responder to an emergency scene. However, under some of our “911” contracts, the local fire department is the first responder. In these situations, the fire department typically begins stabilization of the patient. In either case, we provide attendant medical care and, when necessary, transport the patient to the closest appropriate healthcare facility. In certain communities where the fire department historically has been responsible for both first response and emergency services, we seek to develop public/private partnerships with fire departments to provide the emergency air or ground ambulance transport or Nurse Navigation services. These partnerships emphasize collaboration with fire departments and afford us the opportunity to provide “911” emergency services in communities that, for a variety of reasons, may not otherwise have contracted this service to a private provider.
Our exclusive “911” contracts with communities and government agencies typically establish maximum fees a provider may charge and set forth minimum requirements, such as response times, staffing levels, types of vehicles and equipment, quality assurance and insurance coverage. The rates that a provider is permitted to charge for services under a contract for “911” emergency ambulance services and the amount of the subsidy, if any, the provider receives from a community or government agency depend in large part on the scope and nature of the services provided, the payor mix and applicable performance requirements.
We partner with health systems and communities to deliver our emergent air medical services through two primary operating models: a community-based model (“CBM”) and a hybrid model. Under our CBM, we operate stand-alone bases that provide emergency air medical services in targeted geographic areas, typically within a 60 to 75 mile radius of our helicopter bases and within a 125 to 175 mile radius of our fixed wing bases. Our operations receive patient transport requests from “sending” hospitals, “911” and other first responder/ground ambulance agencies. Under the CBM, we provide our own medical personnel (nurses and paramedics), pilots, mechanics and aircraft, and conduct the billing and collections functions.
Under our hybrid model, we enter into customized outsourcing partnerships with larger “receiving” hospitals or tertiary care centers and serve as their primary air medical service provider, operating under their local brands. Under these operating models, we provide the pilots, mechanics and aircraft and conduct the billing and collections functions, while the hospital partner provides the medical personnel. Under our hybrid model, we reimburse the partnering hospital for the use of medical personnel.
Under both of our models, our transport fees are paid primarily by third party payors, including insurance companies, Medicare and Medicaid, as well as the patients themselves. In addition to our CBM and hybrid models, we operate 16 traditional bases. Under a traditional model the hospital reimburses us for aviation services and provides all other aspects of the service.
Non-Emergent Services
We provide transportation to patients requiring ambulance or wheelchair transport with varying degrees of medical care needs between healthcare facilities or between healthcare facilities and their homes. Unlike emergency response services, which typically are provided by communities or private providers under exclusive or semi-exclusive contracts, non-emergency transportation usually involves multiple contract providers at a given facility, with one or more of the competitors designated as the “preferred” provider. Non-emergency transport business generally is awarded by a healthcare facility, such as a hospital or nursing home. Non-emergency services are provided primarily by private ambulance companies.
In addition, we also deliver non-emergent repatriation across the globe seamlessly through a dedicated fleet of fixed wing jets and on-call operational staff, our existing fleet and on-site 24/7 staff of our emergency operations if available, and a global network of qualified and approved air ambulance providers. Non-emergent air medical patient transports are generally pre-scheduled in-patient to in-patient movements of more than 150 miles. Our flight dispatchers manage all international permitting, immigration, customs and handling as well as all flight plans and evacuations. We provide these services to individuals, businesses, state departments, foreign embassies, major medical centers of excellence, and commercial insurance providers.
Other Solutions
Membership Programs
We have designed membership programs that allow participating individuals, business and municipalities to reduce the costs associated with emergent or non-emergent medical care. In our emergent Membership Program individuals, businesses or municipalities pay an up-front fee that covers any future co-pay, deductible or out-of-pocket expense in connection with an emergency transport provided by us. In our non-emergent memberships, the up-front fee covers repatriation transport services for in-patient to in-patient hospitalizations. Our membership programs had approximately 5.3 million total members as of December 31, 2025. Emergent air memberships, covering approximately 3.3 million members, are generally marketed under AirMedCare Network. Non-emergent air memberships are generally marketed by our AirMed International business unit and cover approximately 2.0 million members as of December 31, 2025.
Standby and Special Events
We provide medical stand-by support for concerts, athletic events, parades, conventions, international conferences and VIP appearances. We have contracts to provide stand-by support for numerous sports franchises, including some of the largest professional or collegiate sporting leagues, associations, stadiums, and/or teams in the U.S.
National Ambulance Contract with the Federal Emergency Management Agency
We are the only EMS/ambulance contractor with the US Department of Homeland Security (DHS) via FEMA to provide ground ambulance, air ambulance, paratransit services and non-ambulance EMS personnel to supplement the federal and military response to a disaster, act of terrorism or any other public health emergency. This contract covers 48 states. We work in conjunction with the state and local governments in those areas to assist in patient care, evacuation-related functions and any necessary EMS.
The services we provide to FEMA are considered critical in nature and typically correspond to the immediate reaction to a medical emergency, as opposed to the long-term support or reconstruction following an emergency. We have held a long-standing relationship with the Department of Homeland Security and FEMA since the contract’s inception in 2007, including through multiple competitive contract renewal cycles.
Other State agency and Health system contracts to coordinate EMS responses
In addition to providing service to the federal government through the National Ambulance Contract, we also contract directly with large national hospital systems and state agencies to supplement and coordinate emergency medical transportation and care. Contracts vary in length and services provided, but typically include ground ambulance, air ambulance, paratransit services and non-ambulance EMS personnel according to the needs of each hospital and state agency. We have significant expertise in contracting directly with these federal and state agencies. We also provide specially certificated Air Ambulance operations for federal military installations.
Our Customers
In 2025, the 1,400 counties we serve include various cities, parishes, townships and other municipalities, who enter into direct contracts with us for “911” emergency services. Our health system customers include nationwide health systems, large regional systems, and smaller independent hospitals. Our health system customers contract directly with us for air medical and non-emergent transportation services. We interact with over 700 payers annually and have developed a robust payor contracting process. We may contract with a community or hospital system directly, who in turn bills the patient, and sometimes we receive subsidy payments from communities, hospital systems or venues to provide service. We also contract directly with health systems, federal and state government agencies to provide long-term disaster response services, emergency medical response services, as well as non-emergent medical response services. We receive payment for these services directly from the contracted agencies.
Competition
We face competition from a variety of national, regional and local competitors. We often face more than one competitor in each local market, and the factors that affect competition include operational reliability, innovative solution offerings, cost for services and the quality of patient care. Competitors are generally smaller, provide only air or ground operations, and regionally focused, and lack the national presence and capabilities inherent in our integrated capability set. Larger competitors in the emergent air market include Air Methods, Metro Aviation, PHI Air Medical and Life Flight Network, and in the emergent ground market Falck, Priority Ambulance and Acadian Ambulance Service.
The market for providing EMS and non-emergent transportation services to municipalities, counties, other healthcare providers and third-party payors is highly competitive. In providing EMS, we compete with governmental entities, including cities and fire districts, hospitals, local and volunteer private providers, and with several large national and regional providers. In many communities, our most important EMS competitors are the local fire departments, which in many cases have acted traditionally as the first response providers during emergencies and have been able to expand their scope of services to include EMS utilizing existing municipal infrastructure See “Risk Factors — Risks Related to Our Business —  Competition from other air or ground ambulance providers may adversely affect our business.”
Competition in the EMS and non-emergent transportation market is based primarily on:
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the ability to improve customer service, such as on-time performance and efficient call intake;

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the ability to provide innovative solutions to challenges facing the contracting party;

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the ability to manage large or complex operations;

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the ability to provide comprehensive medical care;

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the ability to recruit, train and motivate employees, particularly flight and medical crews who have direct contact with patients and healthcare personnel; and

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pricing, billing and reimbursement expertise.

Our Team and Culture
We are a mission-driven organization focused on delivering the highest quality of patient care. As of December 31, 2025 and excluding employees that transferred with divested operations, we employed approximately 34,000 team members across a wide range of specialized disciplines, including aviation, medical, communications, information technology, billing and collections, marketing, management and administration. Our employees serve in the following functions.
Function	Total
EMTs	14,128
Paramedics	8,391
Nurses	1,869
Pilots	1,671
Communication Specialists	1,633
Maintenance Personnel	1,709
Firefighters	38
Other operations personnel	2,091
Support personnel	2,328
Total	33,858

Approximately 37% of our employees are represented by 67 active collective bargaining agreements. As of December 31, 2025, there are 8 operational locations representing approximately 1,900 employees currently in the process of negotiation. In 2026, 19 collective bargaining agreements, representing approximately 3,300 employees will be subject to negotiation. In 2027, 18 collective bargaining agreements, representing approximately 4,000 employees will be subject to negotiation. We believe we maintain a good working relationship with our employees and have not experienced any major union work actions in the past several years. We do not anticipate any actions and should one occur, we do not expect any action to have a material adverse effect on our ability to provide service to our patients and communities.
Regulatory Matters
We operate in both the healthcare and aviation industries. The healthcare industry is subject to significant federal, state and local regulations, and the aviation industry is subject to significant federal regulations. These significant federal, state and local regulations affect our business activities.
Healthcare Regulation
Federal, state and local governmental laws and regulations require us to meet various standards relating to, among other things, arrangement and provision of covered healthcare services to our patients, the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors, arrangements with physicians and other licensed healthcare professionals and referral sources, licensure, personnel qualifications, and maintenance of proper records.
In addition, current Trump administration and congressional initiatives, such as the OBBBA and healthcare industry legislative reforms, including the potential expiration of federal premium tax credits or increases in ACA plan premiums, may adversely affect our operations. We cannot predict all of the changes that will be implemented or their impact on us at this time; however, we monitor and evaluate proposed changes for possible impact on our business and operations.
Surprise Medical Billing Legislation and Regulations
On December 27, 2020, the No Surprises Act was signed into law as part of the Consolidated Appropriations Act 2021 (Public Law 116-260 Division BB — Private Health Insurance and Public Health Provisions). The No Surprises Act addresses so-called “surprise billing” through a suite of reforms that apply to group health plans, health insurance issuers and providers at a federal level. Many states had previously addressed balance billing or surprise medical bills, and state laws and regulations vary in their approach. In general, the federal No Surprises Act prohibits balance billing and creates an IDR process to handle out-of-network payment disputes that cannot be resolved through direct negotiation between the provider and the insurer. The payors must also make direct payments to such providers in amounts that comply with the No Surprises Act. All air ambulances are included in this legislation. Ground ambulances are excluded from this legislation.
In 2021, HHS and other governmental entities including the Departments of Labor and the Treasury (the “Departments”), issued the IFR to implement provisions of the No Surprises Act. In February and July 2022, a federal district court vacated certain provisions of the IFR.
On August 26, 2022, HHS and the Departments issued final rules on requirements related to surprise billing (“Final Rule”) to further implement the IDR process taking into account the decisions in the two federal district court cases in the Eastern District of Texas, Texas Medical Association, et al. v. HHS, et al. (February 23, 2022) and LifeNet, Inc. v. HHS, et al. (July 26, 2022). The Final Rule eliminated the rebuttable presumption in favor of the QPA, which the Departments have stated is generally based on the median contracted rate for the item or service, and required IDR entities to select the offer that best represents the value of the service but still put limitations on the information IDR entities could consider. On February 6, 2023, a federal district court in the Eastern District of Texas vacated certain provisions of the Final Rule, finding the Final Rule’s approach would cause arbitrators to select insurers’ offer more often and would tilt arbitrations in favor of insurers, thus lowering payments to providers. On August 2, 2024, the Fifth Circuit Court of Appeals affirmed the district court’s judgment in its entirety. On August 24, 2023, in a separate case brought on behalf of providers, a federal district court in the Eastern District of Texas further vacated certain federal regulations concerning insurers’ QPA calculations, finding that the mandated calculations violated the Administrative Procedure Act. The Fifth Circuit Court of Appeals reversed the district court’s vacatur of the QPA-calculation provisions and affirmed the district court’s vacatur of the deadline provision. These cases are not final and are subject to possible further appeal. Numerous other cases regarding the No Surprises Act remain in litigation or on appeal in various federal appellate courts. On October 27, 2023, the Departments issued additional proposed rules, seeking to address the challenged provisions of the No Surprises Act. The ongoing litigation and changing regulatory environment could impact our billing and collection rate for transports subject to the No Surprises Act. There are multiple other lawsuits filed by physicians, air ambulance providers and associations challenging other aspects of the No Surprises Act that could impact our billing and collection rate for transports subject to the No Surprises Act.
In addition to the patient protections and IDR provisions, air ambulance providers must also begin reporting cost, operational and claims data to the Secretaries of HHS and DOT within 90 days of the first calendar year of the rule(s) establishing the IDR process for air ambulance providers. The payors must similarly report their air ambulance claims data to the Secretaries of HHS and the Departments, who must then publish a report analyzing the data from both the payors and the air ambulance providers. The Secretary of HHS may impose civil money penalties for violations of the rule by air ambulance providers. In September 2021, HHS, the Departments and the Office of Personnel Management issued the proposed regulation on reporting requirements for air ambulance services. The proposed rule requiring data from providers and payors has not yet been finalized, but it would also codify statutory language permitting HHS to impose a civil monetary penalty of up to $10,000 per violation if an air ambulance provider fails to submit the required data.
Ground ambulance providers are not subject to the balance billing prohibitions or IDR process found in the No Surprises Act. However, the law required HHS and the Departments to form an advisory committee on ground ambulance and patient billing. The advisory committee completed its report with all recommendations on March 29, 2024, and it was submitted to Congress on August 28, 2024. It is uncertain to what extent, if any, Congress shall adopt these recommendations, and as such, the extent to which any of these recommendations may have a material adverse effect on our business.
Since the implementation of the No Surprises Act, we have won approximately 90% of IDR rulings, highlighting the defensibility of our air reimbursement structure. Our success in the IDR process provides stability to air reimbursement performance and offers us flexibility in entering into new or renegotiating existing in-network contracts to fairly compensate us, commensurate with value provided. However, because of the many variables involved, including uncertainties surrounding any future rulemaking that could directly impact the impact that the No Surprises Act and similar state and future federal initiatives may have, we are unable to predict the net effect on operations at this time, and these initiatives could have a material adverse impact on our reimbursement rates and results of operations for our ambulance transport services. See “Risk Factors — Risks Related to Our Business — Federal ‘surprise medical billing’ legislation and regulations, as well as state surprise billing legislation and regulations, could adversely affect our ability to recover charges for our services and may lead third-party commercial payors to terminate and renegotiate existing contracts and reimbursement rates, which may also adversely affect our business, financial condition, results of operations and cash flows.”
Healthcare Licensure and Certification
Healthcare providers and suppliers are subject to laws and regulations regarding licensing, certification, or accreditation, and may be subject to periodic inspection by federal, state and local governmental agencies. To participate in government healthcare programs such as Medicare and Medicaid, we must meet requirements relating to equipment, personnel, and standards of medical care. Other licensure, certification and accreditation requirements address training and certification of medical personnel, the scope of services that may be provided by medical personnel, staffing requirements, medical control, medical procedures, communication systems, vehicles and equipment, billing and coding for services, controlled substances and the privacy and security of patient information. In addition, states and localities impose licensing or certification requirements on the medical personnel involved in providing medical transport services. Failure to comply with applicable licensure, certification and accreditation standards may result in criminal penalties, civil sanctions, loss or suspension of operating licenses, cessation of our services, restrictions on our ability to participate in certain government programs, loss of our contracts, prior payments by government payors being subject to recoupment, requirements to make significant changes to our operations or other adverse consequences. We believe that we are currently licensed under appropriate federal, state and local laws and that we are qualified to participate in applicable government healthcare programs, including Medicare and Medicaid. While we endeavor to comply with federal, state and local licensing and certification laws and regulations, and standards as we interpret them, the laws and regulations in these areas are complex, changing, and often subject to varying interpretations.
Reimbursement Regulations
The Budget Control Act of 2011, among other things, resulted in reductions in fee-for-service payments to Medicare providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.
Additionally, CMS has established regulations governing Medicare coverage of ambulance services. Medicare Part B covers ground and air ambulance transport services if they are furnished to a Medicare beneficiary whose medical condition is such that other means of transportation are contraindicated. Medicare requires mandatory assignment for all ambulance services. Ambulance providers and suppliers must accept the Medicare allowed charge as payment in full and not bill or collect from the beneficiary any amount other than the patient’s unmet deductible and the patient’s coinsurance amounts.
On February 16, 2023, the VA issued a final rule that allows for the change of rates the VA pays for special modes of transportation, including air and ground medical transports. The VA noted that Congress granted the VA discretion to use the CMS ambulance fee schedule as part of the VA’s methodology to calculate ambulance payments effective in February 2024. In December 2023, the VA delayed the effective date of the VA Final Rule to February 2025. The VA Final Rule was challenged in the United States Court of Appeals for the Federal Circuit. On December 9, 2024, the court issued a decision vacating the VA Final Rule as exceeding the statutory authority vested in the VA.
State and local governments have also attempted to curb spending on those programs for which they are wholly or partly responsible. In addition, state and local government regulations or administrative policies regulate ambulance rate structures in some jurisdictions in which we conduct transport services. Certain state-level measures may impact our business now and in the future. We cannot predict whether or how future state-level government spending measures may affect our business or financial condition.
Billing and Reimbursement Compliance
We derive a significant portion of our revenue from services rendered to beneficiaries of Medicare, Medicaid and other government-sponsored healthcare programs. To participate in these programs, we must comply with stringent and often complex enrollment and reimbursement requirements of federal and state agencies. We are subject to reviews and audits by governmental authorities and contractors, which can and do result in retroactive adjustments to amounts previously reimbursed under these programs. If these audits identify overpayments, we could be required to make substantial repayments, subject to various appeal rights. Further, Medicare and Medicaid regulations, as well as commercial payor contracts, also provide for withholding or suspending payments in certain circumstances, which could adversely affect our cash flow. We also regularly conduct internal auditing to ensure the accuracy of our billing to government healthcare programs.
Medicare reimburses under separate fee schedules for ground ambulance services, fixed wing ambulance services and helicopter air ambulance services. Under Medicare rules, ambulance providers and suppliers are required to accept assignment on covered Medicare ambulance claims, which means that the provider must accept the Medicare fee schedule rate as full payment for the service. Medicare will pay 80% of the fee schedule amount and the remaining 20% may be collected from a secondary insurer or from the patient.
Billing and reimbursement rules are complex, change frequently and may vary depending on the source of payment. For example, reimbursement is conditioned on our providing the correct service level codes and properly documenting both the service itself and the medical necessity of the service. Incorrect or incomplete documentation and billing information, or the incorrect selection of codes for the level of service provided, or the provision of certain ambulance services or billing for certain levels of ambulance services when another type of level of service was medically necessary (for example, the provision of air ambulance services in place of ground ambulance services or the provision of ALS transports when BLS transports were medically necessary), could result in non-payment, reduced payment, overpayments or delayed payment for services rendered, or lead to allegations of billing fraud or an abuse of billing privileges. Retroactive adjustments, overpayments, recoupments or refund demands may change amounts realized from governmental and third-party payors.
When our services are covered by multiple payors, financial responsibility is to be allocated among the payor in a process known as coordination of benefits (“COB”). The rules governing COB are complex, particularly when one of the payors is Medicare or another government program. Under these rules, in some cases, the government payor can be billed as a “secondary payor” only after recourse to a primary payor (for example, a liability insurer) has been exhausted. If multiple payors reimburse us an amount which, in the aggregate, exceeds the amount to which we are entitled, we are obligated to process a refund.
In the event any of our billing and collection practices violate applicable laws, regulations and other guidance, we could be subject to education sessions, audits, monitoring, corrective actions, penalties, refund demands, recoupments, revocation of billing privileges, bars on re-enrollment in federal or state healthcare programs, cancellation of our agreements, placement on the CMS Preclusion List, damage to our reputation, debarment, suspension or exclusion from the Medicare and Medicaid programs or other negative consequences. When submitting claims for services to federal programs (for example, Medicare and Medicaid), federal fraud and abuse laws and penalties could also apply. Further, to the extent that the complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as increased potential for bad debts.
Federal and State Health Information Privacy and Security Laws
There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including individually identifiable health information, sensitive health information and consumer health data. In particular, HIPAA established privacy and security standards that limit the use and disclosure of PHI, and required the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in both paper and electronic form. HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. We are regulated as a covered entity under HIPAA.
HIPAA requires us to enter into written agreements with certain contractors, known as business associates, to whom we disclose PHI. Covered entities may be subject to penalties for, among other activities, failing to enter into a business associate agreement where required by law or as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity and acting within the scope of the agency. Business associates are also directly subject to liability under HIPAA. In instances where we act as a business associate to a covered entity, there is the potential for additional liability beyond our status as a covered entity.
Violations of HIPAA may result in significant civil and criminal penalties, as well as monitoring or resolution agreements. A single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule and equivalent state breach notification laws. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which compromises the privacy or security of the PHI, but no later than 60 days after discovery of the breach by a covered entity or its agents. Many state laws and regulations require affected individuals to be notified in the event of a data breach involving PHI, sensitive health information or consumer health data within a shorter timeframe. Under HIPAA, all impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless an exception to the definition of breach applies or the covered entity or business associate establishes that there is a low probability the PHI has been compromised based on a risk assessment of at least four regulatory factors. In addition, notification must be provided to the HHS and the local media in cases where a breach affects 500 or more individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. There can be no assurance that we will not be the subject of an investigation (arising out of a reportable breach incident, audit or otherwise) alleging non-compliance with HIPAA in our maintenance of PHI. Violations of HIPAA by providers like us, including, but not limited to, failing to implement appropriate administrative, physical and technical safeguards, have resulted in enforcement actions and in some cases triggered settlement payments or civil monetary penalties.
State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing PII. In addition, the HITECH Act mandated that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.
HHS proposed revisions to HIPAA regulations in January 2025 that, if adopted as proposed, would modify the HIPAA’s security rule to strengthen existing provisions and add specific requirements aimed at improving cybersecurity protections for electronic protected health information (“ePHI”). If certain of these proposed amendments are adopted as proposed, we will be required to establish and implement new enhancements to the information security program, develop processes for the way we document our compliance with the HIPAA’s security rule, and updated policies and procedures to ensure compliance with such amendments.
In addition to HIPAA, there are numerous other laws and legislative and regulatory initiatives at the federal and state levels that govern the privacy and security of PII, including PHI, some of which are more restrictive than HIPAA. These laws and regulations vary and could impose additional penalties, notice and consent obligations, prohibit certain personal information processing, and/or provide a private right of action. Such laws and regulations may require us to notify affected individuals in the event of a data breach involving certain individually identifiable health or financial information. Where these laws are more protective of individual privacy than HIPAA, we have to comply with their stricter requirements. We may also be required to undertake compliance and other efforts to protect U.S. data from potential domestic and foreign threats. See “Risk Factors — Risks Related to Regulatory Requirements — Our Processing of personal information, including PHI and PII, is subject to federal, state and certain international privacy and security laws and regulations, as well as other obligations, and our actual or perceived failure to comply with those laws, regulations and obligations or to adequately secure the information we hold could result in significant liability or reputational harm.”
Further, federal and state consumer protection laws are increasingly being applied by the FTC, and state attorneys general to regulate the collection, use, storage and disclosure of PII, through websites or otherwise, and to regulate the presentation of website content. The FTC has jurisdiction over certain privacy and security practices under Section 5 of the Federal Trade Commission Act of 1914 (the “FTC Act”), which bars unfair and deceptive acts and practices in or affecting commerce. The FTC has charged companies with violating the FTC Act based on failures to appropriately and transparently safeguard personal information and respect consumers’ privacy rights. The FTC has also taken actions under its health breach notification rule, based on actions such as disclosures of health and personal information to third parties, the failure to limit third-party use of health information, and the failure to implement policies and procedures to prevent the improper or unauthorized disclosure of health information. Although we make reasonable efforts to conduct our business in compliance with state and federal data protection laws regarding the use, disclosure and security of PII, including PHI, we cannot ensure that our arrangements or business practices will not be subject to government scrutiny or be found to violate applicable laws regarding privacy, security, and breaches of PII, including PHI.
Fraud and Abuse Provisions
Both federal and state government agencies continue heightened and coordinated civil and criminal enforcement efforts against the healthcare industry by conducting audits, evaluations, investigations and, when appropriate, imposing civil monetary penalties, assessments and administrative sanctions. To avoid liability, providers and suppliers must, among other things, carefully and accurately code claims for reimbursement and promptly return overpayments. From time to time, we, like others in the healthcare industry, may receive civil investigative demands, requests for additional information or documentation or notices from federal and state regulatory agencies or third-parties alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, including participation in education sessions, and may impose civil monetary penalties, other operating restrictions and/or other adverse consequences.
We are subject to the federal Anti-Kickback Statute, which is broadly worded and prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or in kind, in return for or to induce (1) the referral of an individual covered by federal healthcare programs, such as Medicare and Medicaid, to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal healthcare program, or (2) the purchasing, leasing or ordering, or arranging for or recommending purchasing, leasing or ordering of any good, facility, service, or item for which payment may be made in whole or in part under a federal healthcare program. Court decisions have held that the federal Anti-Kickback Statute can be violated even if only “one purpose” of remuneration is to induce referrals. Further, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute include imprisonment for up to ten years, exclusion from participation in federal healthcare programs, including Medicare and Medicaid, potential liability under the federal False Claims Act, and significant civil and criminal fines and penalties, which are adjusted annually for inflation, plus a civil assessment of up to three times the total payments between the parties to the arrangement. Larger fines can be imposed upon corporations under the provisions of the U.S. Sentencing Guidelines and the Alternate Fines Statute. Individuals and entities convicted of violating the federal Anti-Kickback Statute are subject to mandatory exclusion from participation in Medicare, Medicaid and other federal healthcare programs for a minimum of five years in the case of criminal conviction.
In addition to a few statutory exceptions, the OIG has promulgated safe harbor regulations that outline categories of activities that are deemed not to be in violation of the Anti-Kickback Statute, provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that particular arrangement violates the Anti-Kickback Statute, but instead will be reviewed on a case-by-case basis in light of the parties’ intent and the arrangement’s potential for abuse. Arrangements that do not satisfy a safe harbor may be subject to greater scrutiny by enforcement agencies.
In addition, to obtain additional clarification on arrangements that may not be subject to a statutory exception or may not satisfy the criteria of a safe harbor, Congress established a process in which parties can seek an advisory opinion from the OIG. The OIG has issued a number of advisory opinions that have addressed issues that relate to our operations, such as discounted ambulance services being provided to skilled nursing facilities, patient co-payment responsibilities, ambulance restocking arrangements and financial arrangements with local governmental agencies. In a number of these advisory opinions, the government concluded that such arrangements could be problematic if the requisite intent were present. Although advisory opinions are binding only on the OIG and the requesting party or parties, when new advisory opinions are issued, regardless of the requestor, we review them and their application to our operations as part of our ongoing corporate compliance program and endeavor to make appropriate changes where we perceive the need to do so.
On November 6, 2023, the OIG published updated General Compliance Program Guidance (“GCPG”). While the 2023 GCPG update adopted its predecessor’s compliance program infrastructure, certain provisions were added which may impact our compliance considerations. Notably, the GCPG warns that investors and governing bodies of healthcare entities should scrutinize operations, incentive structures, and payment methodologies to ensure compliance with Federal fraud and abuse laws. The OIG has also addressed potential violations of the Anti-Kickback Statute (as well as other risk areas) in its Compliance Program Guidance for Ambulance Suppliers, issued on March 24, 2003. In addition to discount arrangements with health facilities, the OIG noted that municipal contracts, such as those with cities or other EMS sponsors, may raise Anti-Kickback Statute concerns under certain circumstances, including when the ambulance supplier offers anything of value to the municipality in order to secure the EMS contract. In addition, the OIG has issued a number of advisory opinions, which have addressed issues pertaining to various ambulance service operations that may implicate the Anti-Kickback Statute.
Under HIPAA, there are additional provisions regarding healthcare fraud and false statements relating to healthcare matters, which if not complied with, could have an impact on our business. The healthcare fraud provision prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. Similar to the Anti-Kickback Statute, a person or entity no longer needs to have actual knowledge of the healthcare fraud provision or specific intent to violate it in order to have committed a violation. The false statements provision prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of these provisions are felonies and may result in fines or imprisonment, or, in the case of the healthcare fraud provision, exclusion from government programs.
Additionally, the Civil Monetary Penalties Law authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to:
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presenting, or causing to be presented, claims, reports or records relating to payment by Medicare, Medicaid or other government payors that the individual or entity knows or should know are for an item or service that was not provided as claimed, is false or fraudulent or was presented for a physician’s service by a person who knows or should know that the individual providing the service is not a licensed physician, obtained licensure through misrepresentation or represented certification in a medical specialty without in fact possessing such certification;

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offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider;

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arranging contracts with or making payments to an entity or individual excluded from participation in the federal healthcare programs or included on CMS’s preclusion list;

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violating the federal Anti-Kickback Statute;

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making, using or causing to be made or used a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal healthcare program;

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making, using or causing to be made any false statement, omission or misrepresentation of a material fact in any application, bid or contract to participate or enroll as a provider of services or a supplier under a federal healthcare program; and

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failing to report and return an overpayment owed to the federal government.

Violations of applicable fraud and abuse laws could result in substantial civil monetary penalties may be imposed under the federal Civil Monetary Penalties Law and may vary depending on the underlying violation. In addition, an assessment of not more than three times the total amount claimed for each item or service may also apply and a violator may be subject to exclusion from federal and state healthcare programs.
We perform checks on our providers and certain affiliates and vendors using government databases to confirm that these individuals have not been excluded from federal programs. However, should an individual become excluded and we fail to detect it, a federal agency could require us to refund amounts attributable to all claims or services performed or sufficiently linked to an excluded individual.
Several states also have anti-kickback and self-referral prohibitions, which may apply regardless of whether the payor for such claims is Medicare or Medicaid and which may affect our ability to enter into financial relationships with certain entities or individuals. Violations of these laws may result in additional civil penalties, criminal fines, administrative sanctions, exclusions from governmental healthcare programs, refund requirements and disciplinary action by the applicable governmental agency, and could have a material adverse effect on our business, financial condition, results of operations, cash flows, reputation and stock price. Similarly, states have beneficiary inducement prohibitions and consumer protection laws that may be triggered by the offering of inducements, incentives and other forms of remuneration to patients and prospective patients. Violations range from civil to criminal and could have a material adverse effect on our business, results of operations and financial condition.
Federal False Claims Act
We are subject to state and federal laws that govern the submission of claims for reimbursement. One of these laws is the federal False Claims Act, which, among other things, prohibits an individual or entity from knowingly presenting, conspiring to present or causing to be presented a false or fraudulent claim for payment, or intentionally failing to return overpayments, in connection with reimbursement by federal government programs. Many states have their own false claims laws prohibiting similar conduct to the extent the claim seeks payment from state funds, including Medicaid, and states are becoming increasingly active in using such laws to police false bills, false requests for payment and other activities. In addition, some states have passed laws that would allow whistleblowers to pursue claims involving insurance fraud against private payors. The standard for “knowledge” under the False Claims Act includes “reckless disregard” or “deliberate ignorance” of the truth or falsity of the information. There are a number of other potential bases for liability under the False Claims Act, including knowingly and improperly avoiding an obligation to repay money to the government (often called the “reverse false claims” provision). The government has used the False Claims Act to bring civil claims for Medicare and other government program fraud based on allegations including but not limited to those involving coding issues (including up-coding), billing for services not provided, the submission of false cost or other reports, billing for services at a higher payment rate than appropriate and billing for care that is not considered medically necessary. Violations of other laws, such as the federal Anti-Kickback Statute and the Stark Law, can serve as a basis for liability under the False Claims Act.
The ACA provides that claims for payment that are tainted by a violation of the federal Anti-Kickback Statute (which could include, for example, illegal incentives or remuneration in exchange for enrollment or referrals) are false for purposes of the False Claims Act. In addition, amendments to the False Claims Act and Social Security Act impose severe penalties for the knowing and improper retention of overpayments from government payors. Under these provisions, within 60 days of identifying and quantifying an overpayment, a healthcare provider is required to notify the CMS or the Medicare Administrative Contractor of the overpayment and the reason for it and return the overpayment. An overpayment impermissibly retained could subject us to liability under the False Claims Act, exclusion from government healthcare programs and penalties under the federal Civil Monetary Penalties Law. As a result of these provisions, our procedures for identifying and processing overpayments may be subject to greater scrutiny.
The False Claims Act may be enforced by the federal government directly, or by a private qui tam plaintiff (a “relator”) on the government’s behalf. In the latter circumstance, the government is required to investigate the allegations brought by the relator, and then must decide whether or not to intervene. Even if the government declines to intervene, the relator may continue to proceed with the lawsuit on the government’s behalf. When a relator brings a qui tam action under the False Claims Act, the defendant often will not be made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene.
If a defendant is found liable under the False Claims Act, the defendant is subject to penalties for each separate false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. These penalties are adjusted annually based on updates to the Consumer Price Index. A successful qui tam relator is entitled to receive a share of any settlement of judgment.
Every entity that receives at least $5.0 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the federal False Claims Act, and similar state laws.
We believe we have procedures in place to ensure the submission of accurate and proper claims to government healthcare programs. However, the laws and regulations governing Medicare, Medicaid and other government healthcare program billing are complex and have not all been subjected to extensive judicial or agency interpretation. Billing errors can occur despite our best efforts to prevent or correct them. In addition to civil enforcement under the False Claims Act, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.
Other Regulations
Our operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws. These laws do not classify as hazardous most of the waste produced from medical services. OSHA regulations require employers to provide workers who are occupationally subject to blood or other potentially infectious materials with prescribed protections. In addition, employers are required to provide or employ hepatitis B vaccinations, personal protective equipment and other safety devices, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures and work practice controls. Employers are also required to comply with various record-keeping requirements. Federal and state law also governs the dispensing of controlled substances.
Fair Debt Collection Practices Act
The federal Fair Debt Collection Practices Act (“FDCPA”) regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Certain of the accounts receivable handled by our third-party debt collection vendors are subject to the FDCPA along with comparable statutes in many states, which establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. We monitor our vendors for compliance, but there can be no assurance that such monitoring will detect all instances of potential non-compliance. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the FDCPA. We believe we are in compliance with the FDCPA and comparable state statutes where applicable.
We are also subject to both federal and state regulatory agencies who have the authority to investigate consumer complaints relating to a variety of consumer protection laws, including but not limited to the Telephone Consumer Protection Act and its state equivalent. These agencies may initiate enforcement actions, including actions to seek restitution and monetary penalties from, or to require changes in business practices of, regulated entities. In addition, affected consumers may bring suits, including class action suits, to seek monetary remedies (including statutory damages) for violations of the federal and state provisions discussed above.
Federal Aviation Administration
We are subject to the Federal Aviation Act of 1958, as amended, and FARs, because several of our subsidiaries hold FAA Part 135 Air Carrier Certificates and two subsidiaries hold FAA Part 145 Repair Station Certificates. The FAA regulates aviation safety and all of our flight and maintenance operations, including equipment, ground facilities, flight dispatch, communications, and training. The FAA issues operating certificates and operations specifications to carriers that possess the technical competence to conduct air carrier operations and repair station certificates to repair stations that perform aircraft and/or aircraft parts maintenance. The FAA issues individual certificates to pilots, mechanics, and dispatchers who meet the regulatory qualifications to hold such certificates. In addition, the FAA issues certificates of airworthiness to each aircraft that meets the requirements for aircraft design and maintenance and registration certificates for each aircraft. Medical interiors and other aircraft products developed by us, or installed on our aircraft, are subject to FAA certification and certain other regulatory approvals. Pursuant to the FARs, we have established, and the FAA has approved or accepted, as applicable, our operations specifications and maintenance programs for our respective aircraft. The FAA has the power to suspend, modify or revoke such certificates for cause, or to impose civil penalties for any failure to comply with federal law and FARs.
The FAA has the authority to issue airworthiness directives and other mandatory orders relating to, among other things, the inspection and maintenance of aircraft and the replacement of aircraft structures, components and parts, based on the age of the aircraft and other factors. If the FAA were to determine that the aircraft structures or components are not adequate, it could order operators to take certain actions, including but not limited to, grounding aircraft, reducing cargo loads, strengthening any structure or component shown to be inadequate and making other modifications to the aircraft. New mandatory directives could also be issued requiring us to inspect and replace aircraft components based on their age or condition. The FAA routinely issues airworthiness directives applicable to our aircraft, and we comply, sometimes at considerable cost.
U.S. Department of Transportation
The DOT maintains authority over certain aspects of air transportation, such as air carriers’ U.S. citizenship, requiring a minimum level of insurance and the requirement that a person be “fit” to engage in air transportation. The DOT has the authority to impose civil penalties, or to modify, suspend or revoke our authorities and registrations for cause, including failure to comply with federal law or DOT regulations. A person holding a Part 298 air taxi registration must be a U.S. citizen (as that term is defined in 49 U.S.C.§ 40102(a)(15), as amended and interpreted by the DOT), which requires with respect to corporations that (1) it be organized under the laws of the United States or a state, the District of Columbia, or a territory or possession of the United States, (2) its president and at least two-thirds of its board of directors and other managing officers be U.S. citizens, (3) at least 75% of its voting interest be owned and controlled by U.S. citizens, and (4) it be under the actual control of U.S. citizens. Whether or not an air carrier is under “actual control” is assessed on a case-by-case basis based on a totality of circumstance and the test is whether a foreign interest will have a substantial ability to influence the carrier’s activities. The DOT may impose conditions or restrictions on such authorities and may conduct a fitness review at any time. We believe we possess all necessary DOT-issued authorities to conduct our current operations and that we continue to qualify as a U.S. citizen.
The DOT has limited authority under the Airline Deregulation Act to regulate the prices, routes or services of an air carrier, including an air ambulance operator. The DOT’s Office of Aviation Enforcement and Proceedings may pursue enforcement action against air ambulance operators who engage in unfair and deceptive practices.
Environmental Requirements
We are subject to many environmental requirements, including those dealing with fuel storage tanks, hazardous substance and hazardous waste management, vehicle and equipment emissions and noise, the generation of wastes and wastewater, and storm water discharge from our properties. In the event environmental contamination is discovered at our current or former properties or otherwise resulting from our operations (including at sites where our waste has been sent for treatment or disposal), we may become subject to liability for a number of different types of losses and damages arising out of it. We are not aware of any material violations of environmental requirements applicable to us or of any material liability to us for contamination of properties.
We believe that our aircraft meet all currently applicable requirements for engine emission levels. However, concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to address greenhouse gas emissions, including aircraft and diesel engine emissions. Moreover, under the Clean Air Act, individual states or the U.S. Environmental Protection Agency may adopt regulations requiring reduction in emissions of air pollutants for one or more localities based on the measured air quality at such localities. Such regulations may seek to limit or restrict emissions by regulating the use of emission- producing ground service equipment or aircraft auxiliary power units.
Other Governmental Regulations
Our business is also subject to other governmental regulations at the federal, state and local levels. The federal government regulates our radio licenses, which are required for our aircraft and vehicle communications systems. The NTSB is authorized to investigate aircraft accidents and to recommend improved safety standards. The TSA is responsible for the security of aircraft and airports. In addition, the majority of states also have statutes or regulations similar to the federal Anti-Kickback Statute and the False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in some of these states, apply regardless of the payor, as well as privacy, security and breach notification laws similar to HIPAA. Applicable federal, state and local laws and regulations are subject to change. These regulatory requirements may require us in the future to increase our capital and operating expenditures in order to maintain current operations or initiate new operations.
See “Risk Factors — Risks Related to Regulatory Requirements — Increased governmental requirements or failure to comply with existing governmental requirements for flight operations by our subordinate Part 135 operators could increase our costs or reduce our ability to operate successfully.”
Support Infrastructure and Information Technology
To support operations across our business units, we maintain an infrastructure that provides administrative and support services to our healthcare professionals and administrative staff. These support services include but are not limited to:
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accounting and finance;

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revenue cycle management;

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compliance, education and oversight;

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information technology;

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human resources;

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legal;

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supply chain management;

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business development;

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risk management; and

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government affairs.

These support services are critical to the success of our business. Personnel located at our corporate headquarters primarily provide these services, but we also have regional offices where we have substantial operations as well as employees who work remotely. These services allow us to leverage our operations excellence and existing infrastructure to provide services to our patients and employees. Our infrastructure has enabled us to integrate newly developed or acquired businesses while achieving significant economies of scale.
We have invested in and developed management information systems that support our current operations by increasing efficiency in our billing and collections processes and financial support functions. Our technology solutions provide information for operations personnel, including real-time operating statistics, tracking of strategic plan initiatives, electronic purchasing and inventory management solutions. We believe these systems will support our projected growth.
For more information regarding risks related to our information technology, see “Risk Factors — Risks Related to Our Business.”
Safety and Risk Management
Our commitment to the highest safety standards is at the core of our values and culture. Our modern infrastructure, quality standards, effective maintenance program and routine training are the foundation of our safety and risk management programs. Our safety and risk management team develops and executes strategic planning initiatives focused on mitigating the factors that drive losses in our operations. We aggressively investigate and respond to incidents. Operations supervisors submit documentation of any incidents resulting in a claim to the third-party administrator handling the claim. We have a dedicated liability unit with our third-party administrator which actively engages with our staff to gain valuable information for closure of claims. Information from the claims database is an important resource for identifying trends and developing future safety initiatives.
We focus significant resources on our healthcare compliance program, involving outside healthcare regulatory counsel and oversight by a compliance committee of our board of directors. We have made substantial investments to ensure compliance with U.S. federal healthcare regulations across our operations, including billing and collections, relationships with referral sources, patient chart documentation, the membership program and other pertinent areas.
The operation of aircraft involves some degree of risk. Hazards, such as pilot error or mechanical failure, are inherent in providing aircraft services and can cause personal injury and loss of life, damage to property and equipment and suspension of operations. With the exception of two subsidiaries that operate under a Part 5 SMS, all of our Part 135 operators have FAA-compliant SMS and conduct a formal written risk assessment on all of their flights, focusing on event analysis, safety metrics and medical care. We have base- and corporate-level designated safety representatives and committees, annual safety symposiums and internal and external safety training, as well as annual internal and external audits.
We lead the air medical industry in key safety investments and initiatives. Our Part 135 operators were the first major operator to move to 100% night vision goggles. We have an industry leading training program with recurrent training every 120 days with the inclusion of full motion simulation. We have invested in dual axis auto pilot for single engine aircraft along with the commitment for real time flight data monitoring to monitor the health and safe flying of the aircraft integrated real time to the operation control center.
Our ground operations utilize an on-board monitoring system, Road Safety, which measures operator performance against our safe driving standards. The use of Road Safety has led to improved driving behaviors within 90 days of installation. Road Safety has been implemented in a significant number of our vehicles in emergency response markets. Our vehicles are also equipped with power stretchers, which we believe reduce the number of lifting injuries to our employees. We train and educate all new employees on our safety programs including, among others, emergency vehicle operations, various medical protocols, use of equipment and patient focused care and advocacy. Our safety training also involves continuing education programs and a monthly safety awareness campaign. We also work directly with manufacturers to design equipment modifications that enhance both patient and medical personnel safety.
Insurance
Given the nature of the services we provide, we are subject to aviation, automobile, professional and general liability claims and related lawsuits in the ordinary course of business that are insured with third-party insurers on an occurrence basis. Professional liability coverage is provided under a claims-made form and subject to a self-insured retention that is funded by our wholly-owned captive insurance company subsidiary of which the assets, liabilities and results of operations are included in our consolidated financial statements. Workers’ compensation coverage is provided by a third-party insurer or state insurance fund where applicable.
Our hull insurance for aircraft covers aviation risks related to our operations, including civil liability in respect of accidents and physical losses or damages to aircraft in certain circumstances.
Properties
Our principal executive offices are located in Lewisville, Texas. We also maintain executive offices in Greenwood Village, Colorado. Our Lewisville, Texas executive offices contain approximately 60,000 square feet, which we lease from a third party pursuant to an agreement with an initial term expiring in 2035. Our Greenwood Village, Colorado office contains approximately 22,500 square feet of office space, which we lease from a third party pursuant to an agreement with an initial term expiring in 2031. We lease and own additional office space for administrative, billing and other support functions for regional operations and billing services. We also own or lease other facilities used principally for aircraft and vehicle basing, garaging and maintenance in those areas in which we provide air and ground ambulance services. We consider the facilities that we use in our business to be suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.
Our Fleet
Our Ground Fleet
As of December 31, 2025, our ground ambulance fleet utilizes approximately 7,400 vehicles which are operated out of over 415 bases. We utilize two types of ambulance units: ALS units and BLS units. ALS units, which are staffed by two paramedics or one paramedic and an EMT, are equipped with high-acuity life support equipment such as cardiac monitors, defibrillators and oxygen delivery systems, and carry pharmaceutical and medical supplies. BLS units are generally staffed by two EMTs and are outfitted with medical supplies and equipment necessary to administer first aid and basic medical treatment. The decision to dispatch an ALS or BLS unit is determined by our contractual requirements, as well as by the nature of the patient’s medical situation.
We procure the majority of our new ground ambulances from external manufacturers. We are one of the largest purchasers of ambulances in the U.S. Additionally, we have developed a large operator owned fleet refurbishment and ambulance remount facility in Mineral Wells, Texas. This facility is capable of assembling ambulances to our bespoke specifications and requirements, and to overhaul existing ambulances in our fleet to our latest specifications. Internally assembled and overhauled ambulances require significantly lower levels of capital expenditures compared to purchased ambulances, allowing us to save up to nearly 40% compared to the cost of acquiring new ambulances from external vendors.
Our Air Fleet
Our fleet includes both helicopter and fixed wing aircraft, with standardized aircraft platforms to serve our various delivery models, geographic areas and customer types. Our owned and leased aircraft as of December 31, 2025 was as follows:
	Average Age of Aircraft	Owned	Leased	Total
Single-Engine Rotor Wing
Total Single Engine	17 years	209	101	310
Twin-Engine Rotor Wing
Total Twin-Engine	11 years	77	13	90
Fixed Wing
Total Fixed Wing	24 years	90	23	113
Total Aircraft		376	137	513
While our active fleet includes various models of aircraft, a large portion of our fleet comprises Bell 206s, Bell 407s and Airbus EC135s. We realize many benefits from standardization, including the ability to effectively and efficiently train our crews, shift aircraft between bases and reduce the cost of spare parts and general maintenance, ultimately resulting in reduced operating costs. In addition, fleet standardization enables us to implement safety initiatives efficiently and cost-effectively across our fleet, including the use of dedicated Bell 206 flight simulators. Moreover, approximately 80% of our rotor wing fleet is single-engine, which provides significant cost savings relative to twin-engine aircraft. Our planned aircraft deliveries for the remainder of 2026 include 2 Airbus H125s, 2 Airbus H130s, 6 Airbus H135s, 2 Airbus H145s, 6 Bell B429s, and 5 Bell 407s pursuant to signed agreements. Our planned aircraft deliveries for the remainder of 2027 through 2030 include 28 additional aircraft pursuant to signed agreements. We have non-refundable deposits totaling $34.4 million as of December 31, 2025 with respect to these deliveries.
We own a large portion of our aircraft but also lease some of our aircraft under finance leases with fleet owners. The decision to own or lease depends on multiple factors, including the lease terms, the value of the aircraft and our financial resources. Our leases have original terms ranging from five to 19 years. All of the finance leases with financing institutions include the option for us to purchase the aircraft at a fixed price at some point during the lease and, at the end of the lease term, to purchase the aircraft at market prices, to renegotiate the terms of the lease, including term extension, or to return the aircraft to the lessor. Our long-term leases are dry leases, meaning we lease only the aircraft and are responsible for providing crew and maintenance.
Finally, as part of our ongoing fleet standardization efforts and our overall strategy, we occasionally dispose of unwanted aircraft in the worldwide secondary market.
Intellectual Property
We rely on a combination of intellectual property laws, internal procedures, and contractual provisions to protect our intellectual property and proprietary rights. We protect certain of our trademarks and service marks through registrations with the U.S. Patent and Trademark Office.

Legal Proceedings
From time to time we are engaged in various types of litigation or other proceedings, such as federal and state governmental audits and investigations relating to billing and reimbursement (including ongoing payment reviews, overpayment demands, Zone Program Integrity Contractor or Unified Program Integrity Contractor audits, civil investigative demands and qui tam suits), FAA civil monetary penalty actions and state EMS agency actions and lawsuits from patients challenging the reasonableness of our rates. In addition, from time to time we are engaged in various employment, general liability, aviation liability and professional (medical) liability litigation, for which we maintain insurance. We believe our potential liability with respect to proceedings currently pending, if determined adversely to us, is not material to our financial position.

MANAGEMENT
Directors, Director Nominees and Executive Officers
Our directors, director nominees and executive officers, their respective ages as of April 17, 2026 and a brief account of the business experience of each of them, are as follows:
Name	Age	Position
Nick Loporcaro	61	Chairman of the Board of Directors and Chief Executive Officer
Edward Van Horne	56	President and Chief Operating Officer
Brian Tierney	54	Executive Vice President and Chief Financial Officer
Thomas Cook	61	Executive Vice President, General Counsel and Secretary
Lisa Jacoba	58	Executive Vice President and Chief Human Resources Officer
Johnny Kim	35	Director
Max Lin	45	Director
Jan Stern Reed	66	Director Nominee
Timothy Wicks	60	Director Nominee
Executive Officers
Nick Loporcaro has served as chairman of our board of directors since January 2026 and as Chief Executive Officer since April 2023. Prior to January 2026, Mr. Loporcaro had also served as President since April 2023. Prior to joining GMR, Inc., Mr. Loporcaro was a Senior Operating Partner with the Healthcare Team at The Vistria Group. Prior to The Vistria Group, Mr. Loporcaro was the Chief Executive Officer of Landmark Health, a market leader of comprehensive medical care to chronically ill patients throughout the United States, until its successful transaction with UnitedHealth (Optum) in 2021. Prior to Landmark Health, Mr. Loporcaro spent 16 years at McKesson where he served as the President of McKesson’s U.S. Pharma and Specialty Health businesses, leading business development, sales, distribution, and operations across all markets. During his tenure, Mr. Loporcaro also served as the President of McKesson Canada and held various other leadership positions within the organization. Mr. Loporcaro is an active member of various healthcare boards and foundations and participates in community health events. We believe Mr. Loporcaro’s qualifications to serve on our board of directors include his executive leadership and management experience, and his extensive business and financial experience related to the healthcare industry.
Edward Van Horne has served as President since January 2026 and Chief Operating Officer since April 2019. Prior to his current position, Mr. Van Horne served as the Chief Executive Officer of AMR from April 2015 to April 2019, President of AMR from June 2013 to April 2019, and Chief Executive Officer for AMR’s South Region, encompassing the southern and southeastern United States, from January 2007 to June 2013. Mr. Van Horne also served in management positions with AMR as a market General Manager and Vice President of Business Development from November 2002 through December 2006. Mr. Van Horne started his career as an EMT in 1990 and was a Nationally Registered Paramedic from 1993 to 2006.
Brian Tierney has served as Executive Vice President since January 2026 and Chief Financial Officer since August 2023. Mr. Tierney has held a variety of positions in his 15 years with GMR, Inc. and its predecessor companies spanning finance and accounting, most recently serving as Senior Vice President of Finance from 2018 to 2023. Mr. Tierney has served in healthcare services for more than 14 years and has 26 years of finance, accounting, strategy and operations experience. As Chief Financial Officer, Mr. Tierney is responsible for all aspects of finance, accounting, treasury, investor relations and procurement. Prior to joining GMR, Inc., Mr. Tierney held a variety of operational finance, strategy and eCommerce positions across 12 years at American Airlines. He was previously a registered professional civil engineer, having led the design of numerous land development and municipal projects across central and northern Indiana.
Thomas Cook has served as Executive Vice President, General Counsel and Secretary since June 2018, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary of GMR, Inc. from June 2015 until June 2018, and Vice President, General Counsel, Chief Compliance Officer and Secretary of

GMR, Inc. from June 2006 until June 2015. Prior to that, from February 2005 to July 2006, Mr. Cook was a lawyer at Devereux Murphy LLC, a law firm in St. Louis, Missouri. Mr. Cook served as Vice President, General Counsel and Secretary for Insituform Technologies, Inc. from September 2000 to June 2004, and, from January 1997 to September 2000, as a partner in the Corporate/Securities Department at the law firm of Blackwell Sanders LLP. He is licensed to practice law in Missouri and Illinois.
Lisa Jacoba has served as Executive Vice President since January 2026 and Chief Human Resources Officer since September 2019 and is responsible for all aspects of the company’s human resources function for GMR employees. She has extensive experience working as a valued advisor to the Board of Directors and executive leadership teams on Human Resources strategies. She has successfully delivered human capital solutions in large, complex, matrixed organizations in more than 50 countries. From June 2015 to September 2019, she served as the Chief Human Resources Officer for CPI Card Group. Prior to joining CPI Card Group, Ms. Jacoba worked for Western Union from 2006 to 2014. She held roles such as SVP of Human Resources at Western Union Business Solutions in London in addition to other senior HR executive roles in Denver including the SVP of Global Talent Management, M&A, HR integration, employee benefits and compensation programs. Additionally, Ms. Jacoba had a distinguished career spanning over 20 years at First Data working in Denver, Chicago and Omaha where she held various global senior Human Resources Management roles.
Non-Employee Directors and Director Nominees
Johnny Kim has served as a member of our board of directors since March 2018. Mr. Kim is a Managing Director and serves as a member of the Health Care industry team within KKR’s Americas Private Equity platform. Mr. Kim currently serves on the Board of Directors of Argenta, Brightline, BrightSpring Health Services, Clarify Health Solutions, Global Medical Response, SkinSpirit, SunFire, and Therapy Brands. Prior to joining KKR, Mr. Kim was with Goldman Sachs where he was involved in a number of mergers, acquisitions, and financing transactions. We believe Mr. Kim’s qualifications to serve on our board of directors include his significant business, financial and investment experience related to the healthcare industry and prior involvement with KKR Funds’ investment in the Company.
Max Lin has served as a member of our board of directors since April 2015. Mr. Lin is a Partner at KKR, a firm he joined in 2005, where he leads the Health Care industry team within its Americas Private Equity platform and serves as a member of the Investment Committee and Portfolio Management Committee for Americas Private Equity, the Health Care Strategic Growth Investment Committee, and the Global Conflicts and Compliance Committee. Mr. Lin was involved in KKR’s investments in BrightSpring Health Services, Cotivity, Covenant Physician Partners, DentalXChange, Ensora Health, Envision Healthcare, HCA, Heartland Dental, Henry Schein, PetVet Care Centers, PRA Health Sciences, and Zimmer Biomet, among others. Mr. Lin currently serves on the board of directors of BrightSpring Health Services and Henry Schein. Prior to joining KKR, Mr. Lin was with Morgan Stanley where he was involved in a number of mergers, acquisitions, and financing transactions. We believe Mr. Lin’s qualifications to serve on our board of directors include his significant business, financial and investment experience related to the healthcare industry and prior involvement with KKR’s investment in the Company.
Jan Stern Reed has been nominated to serve on our board of directors. Ms. Reed currently serves on the boards of directors of Avita Medical, Inc., AngioDynamics, Inc. and Stepan Company. Ms. Reed most recently served as Senior Vice President, General Counsel and Corporate Secretary of Walgreens Boots Alliance, Inc. from February 2013 to February 2016, and as Senior Vice President and General Counsel of Walgreens from October 2014 to February 2016. Prior to these roles, Ms. Reed was the Executive Vice President, Human Resources, General Counsel and Corporate Secretary of Solo Cup Company from December 2004 to September 2012. We believe Ms. Reed’s qualifications to serve on our board of directors include her extensive corporate governance, compliance, and risk management experience and her public company board experience.
Timothy Wicks has been nominated to serve on our board of directors. Mr. Wicks currently serves on the board of directors of MiniMed Group and BrightSpring Health Services. Previously, Mr. Wicks served on the board of directors of Pear Therapeutics, Precision Castparts Corp., and Aerojet Rocketdyne. Mr. Wicks has held a broad range of executive leadership roles at Optum, Inc. from May 2010 until his retirement in July 2021, including most recently as Executive Vice President and Chief Financial Officer of Optum from

April 2017 to May 2020, and previously as Executive Vice President of Supply Chain, and then as Chief Executive Officer and President, of OptumRx from June 2013 to April 2017. Mr. Wicks has also held executive positions at Yellow Corporation, Dell Technologies, Bain & Company, and Northwest Airlines. We believe Mr. Wicks’ qualifications to serve on our board of directors include his extensive executive, financial, operational and strategic leadership experience across healthcare and other industries, as well as his public company board experience.
There are no family relationships among our directors, director nominees and executive officers.
Composition of the Board of Directors After this Offering
Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with      directors in Class I (expected to be      ),      directors in Class II (expected to be      ) and      directors in Class III (expected to be      ). See “Description of Capital Stock.”
In addition, pursuant to the stockholders agreement we expect to enter into in connection with this offering, KKR Stockholder will have the right to designate nominees to our board of directors as follows: (i) a majority of the directors on the board, so long as KKR Stockholder and its affiliates collectively beneficially own 50% or more of the outstanding shares of our Class A common stock; (ii) 40% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 40% or more, but less than 50%, of the outstanding shares of our Class A common stock; (iii) 30% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 30% or more, but less than 40%, of the outstanding shares of our Class A common stock; (iv) 20% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 20% or more, but less than 30%, of the outstanding shares of our Class A common stock; and (v) 10% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 5% or more, but less than 20%, of the outstanding shares of our Class A common stock, in each case with any fractional amounts rounded up to the nearest whole number. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”
Controlled Company Exception
After the completion of this offering, KKR Stockholder, who will be a party to the stockholders agreement, will continue to beneficially own shares representing more than 50% of the voting power of our outstanding shares entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominating and governance committee that is comprised entirely of independent directors with a written charter or board resolution addressing the nominations process and such related matters. For at least some period following this offering, we may utilize one or more of these exemptions since our board of directors has not yet made a determination with respect to the independence of any directors.
In the future, we expect that our board of directors will make a determination as to whether other directors, including directors associated with KKR Stockholder, are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these standards and, depending on our board of directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to our board of directors in order to achieve such compliance within the applicable transition periods.

Board Leadership Structure and Our Board of Director’s Role in Risk Oversight
Committees of Our Board of Directors
After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.
Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by KKR Stockholder. Our board of directors will adopt written charters for each of the Audit Committee, Compensation Committee and Nominating and Governance Committee, which will be available on our website upon the completion of this offering.
Audit Committee
Upon the completion of this offering, we expect to have an Audit Committee, consisting of Timothy Wicks, who will be serving as the Chair, and Johnny Kim. We believe that Mr. Wicks is “independent” under the corporate governance standards of the NYSE and the independence requirements under the applicable rules of the NYSE and Rule 10A-3 of the Exchange Act. We also believe that each of Mr. Wicks and Mr. Kim will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K of the Exchange Act.
The purpose of the Audit Committee will be to assist our board of directors in overseeing:
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the quality and integrity of our financial statements, including the accounting, financial reporting and disclosure processes;

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the effectiveness of our control environment, including internal controls over financial reporting;

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our independent registered public accounting firm’s qualifications, performance and independence;

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the performance of our internal audit function, as well as oversight of our financial statement audits;

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our compliance with legal and regulatory requirements in connection with the foregoing, as well as compliance with ethical standards adopted by the Company;

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compliance with our Code of Ethics and Business Conduct; and

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the effectiveness of our risk management profile and overall corporate governance processes.

The Audit Committee will also prepare the audit committee report required by the rules and regulations of the SEC to be included in our annual proxy statement. The SEC rules and the NYSE rules require us to have one independent audit committee member upon the listing of our Class A common stock on the NYSE, a majority of independent directors on the audit committee within 90 days of the effective date of the registration statement, and all independent audit committee members within one year of the effective date of the registration statement. We expect to have two independent directors upon the listing of our Class A common stock on the NYSE who will qualify as independent for audit committee purposes. We believe Timothy Wicks qualifies as an independent director under the NYSE listing standards and the independence standards of Rule 10A-3(b)-(1) of the Exchange Act. We intend to comply with the independence requirements of the NYSE regarding the composition of our audit committee within the transition period specified above for newly public companies.
Compensation Committee
Upon the completion of this offering, we expect to have a Compensation Committee. Appointments to, and the composition of, our Compensation Committee will be determined following completion of this offering.

The purpose of the Compensation Committee will be to assist our board of directors overseeing:
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the establishment, review and approval of the compensation philosophy for our executive officers and directors;

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the review and approval of, or recommendation to the Board of Directors of, corporate goals and objectives relevant to our Chief Executive Officer’s compensation, including annual performance objectives, if any, and evaluation of the performance of our Chief Executive Officer considering such goals and objectives;

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the review and approval of, or recommendation to the Board of Directors of, the compensation of our executives other than our Chief Executive Officer, including the annual salary, bonus, equity and equity-based incentives and other benefits, direct and indirect;

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our incentive compensation and equity-based compensation plans;

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our regulatory compliance with respect to compensation matters; and

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the review and discussion with management of our “Compensation Discussion and Analysis” disclosure required on an annual basis by SEC rules.

The Compensation Committee will also prepare the compensation committee report required by the rules and regulations of the SEC to be included in our annual proxy statement.
Nominating and Governance Committee
Upon the completion of this offering, we expect to have a Nominating and Governance Committee. Appointments to, and the composition of, our Nominating and Governance Committee will be determined following completion of this offering.
The purpose of the Nominating and Governance Committee will be to assist our board of directors in overseeing:
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the appropriate composition of our board of directors and its committees;

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the identification of individuals qualified to become members of our board of directors;

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the nomination of persons by our board of directors for election as directors at any meeting of stockholders;

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the composition of the various committees of our board of directors;

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the management continuity planning process;

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the development and recommendation to our board of directors of a set of corporate governance guidelines and assisting our board of directors in complying with them; and

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the evaluation of our board of directors, the various committees of our board of directors, and management.

Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee will be a person who is or has been at any time one of our executive officers or employees. None of our executive officers will serve or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.
We are party to certain transactions with KKR Stockholder and the affiliated KKR Funds and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Code of Ethics and Business Conduct
We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer, and chief accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K of the Exchange Act. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended December 31, 2025, which we also refer to as 2025.
We have provided this information for each person who served as our principal executive officer, our principal financial officer and our three most highly compensated executive officers employed at the end of 2025 (other than our principal executive officer and our principal financial officer), all of whom we refer to as our Named Executive Officers.
Our Named Executive Officers for 2025 were:
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Nicola Loporcaro, President and Chief Executive Officer;

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Brian Tierney, Chief Financial Officer;

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Edward Van Horne, Chief Operating Officer;

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Thomas Cook, Executive Vice President, General Counsel and Secretary; and

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Lisa Jacoba, Chief Human Resources Officer.

Compensation Philosophy and Objectives
As a medical and emergency response company, we operate in a highly competitive business environment, which is characterized by rapidly changing market requirements and the emergence of new market entrants. To succeed in this environment, we must continually develop and refine new and existing products and services and demonstrate an ability to quickly identify and capitalize on new business opportunities. We recognize that our success in this environment is in large part dependent on our ability to attract and retain talented team members. Therefore, our executive compensation and benefits programs are designed to recruit and incentivize a highly talented, deeply qualified, and committed team of executive officers that share our vision and desire to work toward these goals.
We endeavor to create and maintain compensation programs that reward performance and serve to align the interests of our executive officers and stockholders. The philosophy and objectives of our compensation and benefits program for our executive officers are to:
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provide competitive compensation and benefits to attract, retain, and motivate the best talent to drive company performance, supporting our mission of “Providing care to the world at a moment’s notice”; and

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maximize shareholder value by using equity awards to create ownership of GMR’s leaders in the successful execution of GMR’s business priorities.

Compensation Philosophy as we Become a Publicly Traded Company
As we transition to public company status, we intend to evaluate our executive compensation philosophy and objectives and refine our focus on the following principles when formulating our compensation policies and making compensation decisions:
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continue to have a direct and meaningful link between company business results, individual performance, and rewards;

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provide for meaningful differentiation in realized compensation based on actual performance versus preestablished goals in our incentive plans;

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grant equity awards that reflect actual and potential contributions to company success;

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ensure alignment with our executive officers’ compensation opportunities and shareholder value creation;

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ensure that compensation plans and arrangements are simple to communicate and understand; and

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ensure that compensation plans and arrangements are flexible enough to adjust to changing economic circumstances.

As our needs evolve, the Compensation Committee intends to continue to evaluate the Company compensation philosophy, objectives, and compensation programs as circumstances require, and, at a minimum, it will review executive compensation annually.
Executive Compensation Practices
We have incorporated the following principles of good governance when making decisions on compensation for the Named Executive Officers in 2025.
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Pay-for-performance:   A majority of the total compensation for our Named Executive Officers is designed to encourage focus on both our short-term and long-term operational success and to reward outstanding individual performance. Our compensation program has a focus on variable and performance-based pay, including long-term performance-vesting equity awards and short-term incentive awards.

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Align Incentives with Stockholders:   Our executive compensation program, through both our annual cash bonus plan and the granting of equity-based awards, is designed to focus our Named Executive Officers on our key strategic, financial, and operational goals that will translate into long-term value-creation for our stockholders.

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Limited perquisites:   We provide limited, reasonable perquisites that we believe are consistent with our overall compensation philosophy.

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Limited tax gross-ups:   We do not provide tax gross-ups, other than in connection with relocation benefits and our enhanced long-term disability program.

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No supplemental retirement plans:   We do not maintain any supplemental retirement plans.

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Independent Compensation Consultant:   The Compensation Committee (the “Compensation Committee”) of our board of directors has engaged Pay Governance LLC, an independent compensation consultant, to assist with the establishment and review of our compensation program, based on market competitive information and prevailing executive compensation trends.

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Clawback Policy:   We maintain a clawback policy, pursuant to which the Compensation Committee has the ability to recover incentive compensation upon the occurrence of certain events.

Process for Setting Compensation
Role of Compensation Committee
The Compensation Committee, which is comprised solely of non-employee directors, is responsible for establishing, implementing, and evaluating our executive officer compensation and benefit programs.
The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of our executive officers according to the Compensation Committee’s charter. The Compensation Committee along with the CEO, annually evaluates the performance of our executive officers, establishes the base salaries, short- and long-term incentive compensation opportunities, and benefits for our executive officers, as well as approving all equity awards for our executive officers. The CEO is not involved with his own performance evaluation or in establishing his own compensation. The Compensation Committee’s objective is to ensure that the total compensation paid to our executive officers, including our Named Executive Officers, is reflective of their contributions to the company’s success and market competitiveness, while incentivizing the value-creation for our stockholders.
The Compensation Committee has overall responsibility for overseeing our compensation and benefits policies, including evaluating, and approving the compensation and benefits policies, practices, and plans applicable to our executive officers, determining the compensation of our executive officers, determining and overseeing the process of evaluating our Chief Executive Officer’s performance, and approving this Compensation Discussion and Analysis. Historically, our Board of Directors, rather than the Compensation Committee, has the responsibility for approving the grant of equity incentive awards and determining the terms thereof, including with respect to awards granted to our executive officers.
The Compensation Committee reviews the base salary levels, annual cash bonus opportunities, long-term incentive compensation opportunities, and perquisites, if any, of our executive officers each fiscal year, or more frequently as warranted. Each fiscal year, the Compensation Committee also reviews our annual operating plan and approve the metrics and goals associated with our annual cash bonus plan as well as any performance-based long-term incentive equity awards granted in that year.
When selecting and setting the amount of each compensation element, the Compensation Committee generally considers the following factors:
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our performance against the financial and operational objectives approved by the Compensation Committee;

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each individual executive officer’s skills, experience, and qualifications relative to other similarly situated executive officers at the companies in our compensation peer group and/or competitive industry compensation survey data;

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the scope of each executive officer’s role compared to other similarly situated executive officers at the companies in our compensation peer group;

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the performance of each individual executive officer, based on an assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, and work as part of a team, all in furtherance of our core values;

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internal pay equity among our executive officers (other than our Chief Executive Officer); and

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the compensation practices of our compensation peer group and how each executive officer’s total annual target compensation compares to a ranking of similar positions in our compensation peer group and/or competitive industry compensation survey data.

In determining the amount of long-term incentive compensation for our executive officers as part of its annual compensation review, the Compensation Committee also considers the accounting impact of the proposed awards on our earnings.
These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting pay levels, nor is the impact of any factor on the determination of pay levels quantifiable. Our Compensation Committee retains significant authority to adjust the compensation levels of our executive officers based on these and other factors that it may deem appropriate to achieve our overall business goals.
Role of Management
Our Chief Executive Officer works closely with the Compensation Committee in determining the compensation of our Named Executive Officers (other than his own). Each fiscal year, our Chief Executive Officer reviews the annual performance of our executive officers and makes recommendations to the Compensation Committee (except as it relates to his own performance and compensation) regarding individual compensation adjustments, promotions, annual cash bonus plan funding, level of achievement of corporate goals and individual annual cash bonus plan payouts. At the start of the fiscal year, our Chief Executive Officer also recommends for Compensation Committee approval, performance objectives for our annual cash bonus plan and any performance-based long-term incentive equity awards. These recommendations are based on our operating plan and strategic objectives for the relevant fiscal year. These recommendations from our Chief Executive Officer are often developed in consultation with our Chief Human Resources Officer. No Named Executive Officer may participate in, or be present during, any deliberations or determinations of our Compensation Committee regarding his or her compensation.

Role of Compensation Consultant
Since 2020, the Compensation Committee has engaged the services of Pay Governance LLC as its independent executive compensation advisor. During 2025, Pay Governance assisted the Compensation Committee on a variety of compensation topics related to reviewing and analyzing market competitive information and broad executive compensation trends, as well as trends specific to the healthcare industry. Pay Governance also assisted the Compensation Committee in designing the new equity award program that was implemented in 2024, as described below under the heading “Long-Term Equity Incentive Compensation — Awards under the 2015 Equity Plan”.
The Compensation Committee reviews Pay Governance’s engagement on an annual basis, including from the perspective of its independence in providing consulting advice. In assessing Pay Governance’s independence, the Compensation Committee considers the nature and amount of work performed for the Compensation Committee during the year, any business or personal relationships between Pay Governance and members of our executive team and/or our board of directors, and the fees paid for those services in relation to Pay Governance’s total revenue. Based on the forgoing assessment, the Compensation Committee determined that Pay Governance has been independent during its service to the Compensation Committee.
Role of Competitive Data
For purposes of comparing our executive compensation program against the market, the Compensation Committee works with Pay Governance to review and consider the compensation levels and practices of a group of comparable companies from the healthcare industry as well as the broader competitive marketplace.
For 2025, our Compensation Committee, with the input of data and analysis from our management team and our compensation consultant, developed and approved the following compensation peer group for purposes of understanding the competitive market:
Company Name
Laboratory Corporation of America Holdings
Universal Health Services, Inc.
DaVita Inc.
Quest Diagnostics Incorporated
Select Medical Holdings Corporation
Encompass Health Corporation
Option Care Health, Inc.
Brookdale Senior Living Inc.
The Ensign Group, Inc.
AMN Healthcare Services, Inc.
Acadia Healthcare Company, Inc.
Amedisys, Inc.
ModivCare, Inc.
Surgery Partners, Inc.
Brightspring Health Services, Inc.
The companies in this compensation peer group were selected from companies with similar revenues (ranging from approximately 0.5x to 2.5x of our revenues) and of similar sizes in the healthcare facilities and healthcare services industries. To analyze the compensation practices of the companies in our compensation peer group, our compensation consultant gathered data for the peer group companies from public filings (primarily proxy statements). This market data was then used as a reference point for the Compensation Committee to assess our current compensation levels during its deliberations on compensation forms and amounts.
For each Named Executive Officer, except our Chief Human Resources Officer, the Compensation Committee used peer group data for comparing our compensation levels to market. For our Chief Human Resources Officer, the Compensation Committee used market data from third-party compensation surveys, size adjusted to our approximate annual revenue, to review competitive pay levels. These comparisons are part of the total mix of information used to evaluate base salary, short-term incentive compensation and long-term incentive compensation.
The Compensation Committee, with input from our compensation consultant, reviews our compensation peer group on an annual basis to ensure continued appropriateness while taking into account changes in both our business and the businesses of the companies in the compensation peer group.
Elements of 2025 Compensation Program
During 2025, the primary elements of our executive compensation program were base salary, cash bonuses under the 2025 Annual Incentive Compensation Plan, long-term equity-based incentive compensation primarily in the form of time- and performance-vesting RSUs, and certain employee benefits and perquisites. Brief descriptions of each principal element of our executive compensation program are summarized in the following table and described in more detail below.
Compensation Element	Description	Objectives
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executive officers
Annual Incentive Compensation Plan (“ICP”)	Variable, performance-based cash compensation earned based on financial performance	Incentivize and motivate executive officers to achieve or exceed financial annual goals and Company objectives
Long-Term Equity Incentive Awards (RSUs and PSUs)	Equity-linked compensation, a portion of which is subject to vesting based on continued employment and a portion of which is subject to vesting based on the achievement of EBITDAM and equity value performance targets. All RSUs and PSUs granted in 2024 are also subject to a liquidity event vesting condition that will be satisfied upon the consummation of this offering	Long-term equity incentive compensation is intended to align the interests of our executive officers with those of the Company and our stockholders, to reward the creation of long-term stockholder value, and to help retain executives as employees of the Company.
Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans	Aid in retention of key executives in a highly competitive market for talent by providing an overall competitive benefits and perquisites package
Limited, reasonable perquisites consistent with our overall compensation philosophy
Base Salary
Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. Each of our Named Executive Officer’s initial base salary was established at the time the executive officer was hired, considering his or her qualifications, experience and prior salary level. Thereafter, the base salaries of our executive officers are reviewed annually by the Compensation Committee, and adjustments are made as deemed appropriate based on competitive market data, internal equity, individual performance and other factors considered by the Compensation Committee.
The following table summarizes the year-end base salaries of the Named Executive Officers for 2024 and 2025. The actual salary amounts earned by the Named Executive Officers for 2025 are reported in the Summary Compensation Table. Messrs. Tierney and Cook received above-market pay increases to align their base pay more closely with our market data comparisons given their experience and individual performance.
Name	2024 Year End Base Salary ($)	2025 Year End Base Salary ($)	Percentage Increase
Nicola Loporcaro	$1,030,000	$1,081,500	5.0%
Brian Tierney	$525,300	$656,625	25.0%
Edward Van Horne	$643,338	$662,638	3.0%
Thomas Cook	$473,800	$520,000	9.8%
Lisa Jacoba	$480,000	$499,200	4.0%
2025 Incentive Compensation Plan
We believe it is important to motivate our key leaders to achieve short-term performance goals by linking a portion of their annual cash compensation to the achievement of select goals from our approved operating plan. We provide an annual cash bonus award opportunity to key members of management, including our Named Executive Officers, under the terms and conditions of our 2025 Annual Incentive Compensation Plan (the “ICP”). The ICP supports the Company’s compensation philosophy by providing market-competitive incentive compensation designed to reward team members for Company profitability, individual performance, and overall collaboration.
ICP Target Amounts and Performance Goals
The ICP target amount for each Named Executive Officer is determined by the Compensation Committee in its sole discretion with respect to each performance period. The base salary in effect on December 31, 2025 is used to calculate the target bonus amount.
Each Named Executive Officer’s final ICP payout amount is based on the level of attainment of performance goals as determined by the Compensation Committee, in its sole discretion. The table below shows the performance metrics and goals for 2025 applicable to the Named Executive Officers and the percentage of the target bonus that each such goal represents:
ICP Metrics	Percentage of Target Bonus Represented by Performance Goal	Performance Goal at Target Level of Achievement
Earnings Before Interest, Taxes, Depreciation, Amortization and Management Fees (“EBITDAM”)	70%	$1,007.9M
Strategic Objectives	30%	Select factors meant to measure and improve the contributing factors to creating a culture focused on safety and improving clinical outcomes for patients and team member engagement
The Compensation Committee determines the level of attainment of performance goals, which are measured against the pre-established performance levels set by the Compensation Committee at the start of the fiscal year. The Compensation Committee sets threshold, target and maximum levels of performance that correspond to specific ICP funding levels for each metric. If the results fall between threshold and target, or between target and maximum levels of performance, the final funding amount is calculated using linear interpolation. For purposes of the ICP, EBITDAM is defined as Adjusted EBITDA as further adjusted for the (gain) loss on the disposal of certain non-core assets and membership program revenue and expenses, and excluding the impact of divestitures and ICP expense.
2025 Performance Results
The following table summarizes the performance results and final funding level for the 2025 ICP, including funding for the Named Executive Officers.
Metric	Threshold	Target	Maximum	Result	Funding Level	Weight
EBITDAM	$907.1M	$1,007.9M	$1,108.7M	$1,251.0M	200%	70%
Strategic Objectives	Varies	Varies	Varies		150%	30%
			Overall Funding Level		185%
2025 ICP Payouts
The following table summarizes the fiscal 2025 bonus earned by each Named Executive Officer under the ICP.
Name	2025 Base Salary ($)	Target Bonus (%)	Target Bonus Amount ($)	Funding Level (%)	Actual Bonus Achieved ($)
Nicola Loporcaro	1,081,500	120%	1,297,800	185%	2,400,930
Brian Tierney	656,625	85%	558,131	185%	1,032,543
Edward Van Horne	662,638	100%	662,638	185%	1,225,880
Thomas Cook	520,000	85%	442,000	185%	817,700
Lisa Jacoba	499,200	65%	324,480	185%	600,288
2025 Supplemental Cash Incentive Award
The Company paid a supplemental cash incentive award to senior leaders, including the Named Executive Officers, for achieving the Company’s refinancing in 2025. The following table summarizes the supplemental cash incentive awards paid to the Named Executive Officers in 2025.
Name	Supplemental Cash Incentive Award
Nicola Loporcaro	$1,500,000
Brian Tierney	$750,000
Edward Van Horne	$400,000
Thomas Cook	$300,000
Lisa Jacoba	$300,000
Long-Term Equity Incentive Compensation
In addition to base salary and cash bonus compensation, we use long-term incentive equity awards to incentivize and reward our executive officers for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders. We use equity awards in the form of time-vesting restricted stock units and performance-vesting restricted stock units (and, before 2024, in the form of stock options) to deliver long-term incentive compensation opportunities to our executive officers and to address special situations as they may arise from time to time.
In 2024, the Compensation Committee adopted a formal policy for long-term incentive award values for our Named Executive Officers and other senior leaders. The Compensation Committee determined the amount of long-term incentive compensation for our executive officers after taking into consideration the recommendations of our Chief Executive Officer (except with respect to his own long-term incentive compensation), the outstanding equity holdings of each executive officer, criticality of position and individual performance (both historical and expected future performance) as well as market practices of our peer group and general industry trends. In July 2024, the Compensation Committee approved the grant of new awards intended to cover the equivalent of three years of annual equity awards (i.e., years 2024 through 2026) as well as awards intended to replace earlier option grants that expired in 2025.
The Second Amended and Restated GMR Buyer Corp. 2015 Stock Incentive Plan (the “2015 Equity Plan”) originally became effective on April 28, 2015. Under the 2015 Equity Plan, we have granted each Named Executive Officer time-vesting restricted stock units (“RSUs”), performance-vesting restricted stock units (“PSUs”) and nonqualified options to purchase the Company’s common stock (“Options”), each as described below in “Awards under the 2015 Equity Plan.” Prior to the completion of this offering, our Compensation Committee will adopt, and we expect our stockholders to approve, the GMR Solutions Inc. 2026 Omnibus Incentive Plan, (the “2026 Equity Incentive Plan”). Following the effectiveness of the 2026 Equity Incentive Plan upon the closing of this offering, the 2015 Equity Plan will be frozen and no further awards will be granted under the 2015 Equity Plan. However, all outstanding awards granted under the 2015 Equity Plan will continue to be governed by the existing terms of the 2015 Equity Plan and the applicable award agreements.
Prior to the completion of this offering, we also expect our Compensation Committee will adopt, and we expect our stockholders to approve, the GMR Solutions Inc. 2026 Employee Stock Purchase Plan (the “ESPP”).
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to Options granted under our existing 2015 Equity Plan and awards that may be granted under our 2026 Equity Incentive Plan, to be adopted in connection with this offering or our ESPP, to be adopted in connection with this offering. For a detailed description of the 2015 Equity Plan and the 2026 Equity Incentive Plan, see “— Equity Compensation Plans.”
Awards under the 2015 Equity Plan
2024 RSU and PSU Awards
In July 2024, the Company granted RSUs and PSUs to certain of the Company’s management-level team members, including the Named Executive Officers. These 2024 RSU and PSU grants were intended to cover the equivalent of three years of annual equity awards (i.e., years 2024 through 2026). Accordingly, no additional equity awards were granted to the Named Executive Officers in 2025.
The RSUs granted in 2024 have both service-based and liquidity-based vesting conditions. The service-based vesting condition is satisfied in three tranches over a period of approximately three years, with one-third of the RSUs subject to the award vesting on each of the first and second anniversaries of the applicable vesting commencement date (i.e., the date during 2024 on which the participant became eligible to participate in the program) and the remaining RSUs vesting on December 31, 2026, in each case, subject to the participant’s continued employment on each such vesting date. The liquidity-based vesting condition is satisfied upon the occurrence, prior to December 31, 2029, of (i) an initial public offering of our securities (“IPO”) or (ii) a “change in control” as defined in the 2015 Equity Plan.
In the event of a change in control, all unvested RSUs will satisfy both the service-based and liquidity-based vesting conditions and will become fully vested, subject to the participant’s continued employment through the closing date of such change in control. In the event of an IPO prior to the satisfaction of the service-based vesting condition described above, any RSUs that have not satisfied the service-based vesting condition shall remain outstanding and continue to vest as described above following such IPO.

The following table summarizes the number of RSUs granted to the Named Executive Officers in July 2024.
Name	2024 RSUs
Nicola Loporcaro	1,829,268
Brian Tierney	292,683
Edward Van Horne	329,268
Thomas Cook	182,927
Lisa Jacoba	109,756
The PSUs granted in 2024 generally have both performance-based and liquidity-based vesting conditions. The liquidity-based vesting condition for the PSUs is the same as the liquidity-based vesting condition that applies to the RSUs and is satisfied upon the occurrence, prior to December 31, 2029, of (i) an IPO or (ii) a “change in control” as defined in the 2015 Equity Plan. The performance-based vesting condition is satisfied based on the achievement of one of two performance objectives, with the actual number of PSUs that can become earned based on the achievement of the performance objectives being between zero and 200% of the target number of PSUs granted to a participant.
The first performance objective, referred to herein as the EBITDAM performance objective, is determined based on the aggregate EBITDAM of the Company achieved in respect of the 2026 fiscal year relative to EBITDAM performance hurdles, with no PSUs earned if EBITDAM is less than $800 million, 50% of the target number of PSUs earned if EBITDAM is equal to $800 million (the threshold hurdle), 100% of the target number of PSUs earned if EBITDAM is equal to $850 million (the target hurdle), 200% of the target number of PSUs earned if EBITDAM is equal to $900 million (the maximum hurdle). If the actual EBITDAM achieved in respect of the 2026 fiscal year is between the threshold and target hurdles or between the target and maximum hurdles, the number of PSUs earned is determined using linear interpolation between the applicable hurdles. If a change in control occurs prior to the end of the 2026 fiscal year, the achievement of the performance hurdles described above will be determined based on the EBITDAM achieved in respect of the 12-month period preceding the closing of such change in control. Any PSUs that do not become earned based on the achievement of the EBITDAM performance objective will remain outstanding and eligible to become earned based on the achievement of the enterprise value performance objective described below.
The second performance objective, referred to herein as the enterprise value performance objective, is determined based on the Company’s enterprise value (which is the sum of the aggregate value of the Company’s common and preferred equity interests, calculated on a fully diluted basis, and net debt) in connection with a change in control or an IPO, with no PSUs earned if the enterprise value is less than $7.2 billion, 50% of the target number of PSUs earned if the enterprise value is equal to $7.2 billion (the threshold hurdle), 100% of the target number of PSUs earned if the enterprise value is equal to $7.65 billion (the target hurdle), 200% of the target number of PSUs earned if the enterprise value is equal to $8.1 billion (the maximum hurdle). If the actual enterprise value achieved in connection with a change in control or an IPO is between the threshold and target hurdles or between the target and maximum hurdles, the number of PSUs earned is determined using linear interpolation between the applicable hurdles. Any PSUs that have not become earned based on the achievement of the EBITDAM performance objective or the enterprise value performance objective will be forfeited for no consideration upon the occurrence of a change in control. Based on the midpoint of the estimated price range set forth on the cover page of this prospectus,    % of the PSUs will vest on the closing of this offering.
A portion of the PSUs granted in 2024 are eligible to vest solely based on the achievement of the EBITDAM performance objective and will be settled in cash upon vesting up to an aggregate of $50 million in total cash payments in respect of such PSUs, with the remainder settled in shares of our common stock.

The following table summarizes the number of PSUs, including cash-settled PSUs, granted to the Named Executive Officers in July 2024.
Name	2024 PSUs(1)
Nicola Loporcaro	1,829,268
Brian Tierney	292,683
Edward Van Horne	329,268
Thomas Cook	182,927
Lisa Jacoba	109,756

(1)
These amounts include cash-settled PSUs granted to Messrs. Loporcaro, Tierney, Van Horne and Cook and Ms. Jacoba in the amount of 587,561, 94,010, 105,761, 58,756 and 35,254, respectively.

Upon the termination of the participant’s employment with the Company and its subsidiaries (other than for cause), any RSUs that have satisfied the service-based vesting condition and any PSUs that have satisfied the performance-based vesting condition will remain outstanding and eligible to vest upon the achievement of the liquidity-based vesting condition. If the liquidity-based vesting condition is not achieved by December 31, 2029, then all outstanding RSUs and PSUs expire.
The liquidity-based vesting condition for the RSUs and PSUs granted in 2024 will be satisfied in connection with this offering.
Replacement Option, RSU and PSU Awards
In July 2024, to preserve the economic value of Options under the 2015 Equity Plan that were set to expire in 2025, the Company awarded the participants holding such expiring Options (including certain of our Named Executive Officers) a combination of additional Options, RSUs and PSUs, which are described below and referred to herein as replacement Options, RSUs and PSUs.
In the case of in-the-money Options that were set to expire in 2025, the Company granted to each holder of such in-the-money Options the following: (1) replacement RSUs in an amount equal to the spread value of the time-vesting portion of the expiring Options as of the date of the replacement grant divided by $8.20, which was the fair market of a share of our common stock in July 2024, (2) replacement PSUs in an amount equal to the spread value of the performance-vesting portion of the expiring Options as of the date of the replacement grant divided by $8.20, (3) replacement Options with an exercise price of $8.20 per share in an amount equal to the number of expiring time-vesting Options minus the number of replacement RSUs granted (determined as described above), and (4) replacement performance-vesting Options with an exercise price of $8.20 per share in an amount equal to the number of expiring performance-vesting Options minus the number of replacement PSUs granted (determined as described above).
Replacement RSUs.   The replacement RSUs were fully vested as of the date of grant (reflecting the fully vested status of the expiring Options) and are eligible for settlement, if at all, based on the satisfaction of a liquidity-based condition. The liquidity-based condition for the replacement RSUs is the same as the liquidity-based vesting condition that applies to the other RSUs granted in 2024 described above and is satisfied upon the occurrence, prior to December 31, 2029, of (i) an IPO or (ii) a “change in control” as defined in the 2015 Equity Plan. Upon the termination of the participant’s employment with the Company and its subsidiaries (other than for cause), the replacement RSUs will remain outstanding and eligible to vest upon the achievement of the liquidity-based condition. If the liquidity-based condition is not achieved by December 31, 2029, then all outstanding replacement RSUs expire. The liquidity-based condition for the replacement RSUs will be satisfied in connection with this offering and the replacement RSUs will be settled in shares of our common stock within 30 days following the earlier of the six-month anniversary of the consummation of this offering and March 15 of the calendar year following the calendar year in which this offering is consummated.
The number of replacement RSUs granted to Messrs. Tierney and Cook in July 2024 was 85,025 and 276,561, respectively.

Replacement PSUs. The replacement PSUs have both performance-based and liquidity-based vesting conditions. The liquidity-based vesting condition for the PSUs is the same as the liquidity-based vesting condition that applies to the other PSUs granted in 2024 described above and is satisfied upon the occurrence, prior to December 31, 2029, of (i) an IPO or (ii) a “change in control” as defined in the 2015 Equity Plan. The performance-based vesting condition is satisfied upon the occurrence of a realization event (as defined below) if certain pre-established performance targets are achieved based on the level of return realized by KKR Funds on their investment in the Company, subject to the participant’s continued employment through the closing date of such realization event. The term “realization event” is defined in the replacement PSU award agreement as an event or transaction including a change in control, extraordinary dividend payment(s) or the equivalent thereof (including, without limitation, any stock split and repurchase), or selldowns into the public market, wherein KKR Funds receive cash, on a cumulative basis, in respect of their aggregate investment in the Company.
The performance-based vesting condition will be satisfied as to 50% of the replacement PSUs if the aggregate per-share return realized by KKR Funds is equal to $8.20 and as to 100% of the replacement PSUs if the aggregate per-share return realized by KKR Funds is equal to $10.70. If the actual per-share return realized by KKR Funds is between the two performance hurdles, the number of replacement PSUs earned is determined using linear interpolation between the performance hurdles.
Upon the termination of the participant’s employment with the Company and its subsidiaries (other than for cause), any replacement PSUs that have satisfied a portion of the performance-based vesting condition, including any replacement PSUs that satisfy the performance-based vesting condition in connection with a realization event within six months following a termination of the participant’s employment with the Company and its subsidiaries (other than for cause or due to death or disability), will remain outstanding and eligible to vest upon the achievement of the liquidity-based vesting condition. If the liquidity-based vesting condition is not achieved by December 31, 2029, then all outstanding replacement PSUs expire. The liquidity-based condition for the replacement PSUs will be satisfied in connection with this offering.
The number of replacement PSUs granted to Messrs. Tierney and Cook in July 2024 was 123,414 and 403,201, respectively.
Fully Vested Replacement Options. In addition to the replacement RSUs described above, which preserve the spread value of the time-vesting portion of the expiring Options, in order to preserve the upside of the time-vesting portion of the expiring Options, the Company granted to each holder of expiring Options a new replacement award of fully vested Options (reflecting the fully vested status of the expiring Options) with an exercise price of $8.20 per share in an amount equal to the number of expiring time-vesting Options minus the number of replacement RSUs granted (determined as described above). The fully vested replacement Options have a term that expires on December 31, 2029.
The number of fully vested replacement Options granted to Messrs. Tierney and Cook in July 2024 was 98,575 and 212,189, respectively.
Performance-Vesting Replacement Options. In addition to the replacement PSUs described above, which preserve the spread value of the performance-vesting portion of the expiring Options, in order to preserve the upside of the performance-vesting portion of the expiring Options, the Company granted to each holder of expiring Options a new replacement award of performance-vesting Options with an exercise price of $8.20 per share in an amount equal to the number of expiring performance-vesting Options minus the number of replacement PSUs granted (determined as described above). The performance-vesting replacement Options have a term that expires on December 31, 2029.
The performance-vesting replacement Options are eligible to vest in connection with a realization event, subject to the participant’s continued employment through the closing date of such realization event, based on the achievement of the same per-share return performance hurdles described above in the context of the replacement PSUs, with 50% of the performance-vesting replacement Options vesting if the aggregate per-share return realized by KKR Funds is equal to $8.20 and 100% of the performance-vesting replacement Options vesting if the aggregate per-share return realized by KKR Funds is equal to $10.70. If the actual per-share return realized by KKR Funds is between the two performance hurdles, the number of performance-vesting replacement Options that vest is determined using linear interpolation between the performance hurdles.

Upon the termination of the participant’s employment with the Company and its subsidiaries for any reason, any unvested performance-vesting replacement Options will be cancelled for no consideration. Notwithstanding the foregoing, upon the termination of the participant’s employment with the Company and its subsidiaries other than for cause or due to death or disability, the performance-vesting replacement Options will remain outstanding and eligible to vest in connection with a realization event that occurs within six months following the date of such termination.
The number of performance-vesting replacement Options granted to Messrs. Tierney and Cook in July 2024 was 124,986 and 258,049, respectively.
Modified Options
In connection with the establishment of the new RSU and PSU award program in July 2024, the Company amended the terms of certain outstanding time- and performance-vesting Options granted pursuant to the 2015 Equity Plan, other than the Options that were set to expire in 2025. The time- and performance-vesting Options were amended to reduce the exercise price to $8.20 per share, reflecting the fair market value of a share of our common stock at the time of the amendment. As a condition to the grant of the new RSU and PSU awards described above, each participant forfeited all unvested time-vesting Options as of the date of the amendment, other than certain participants, including all awards for Mr. Loporcaro and Ms. Jacoba’s March 20, 2023 award, where it was determined that the existing awards and terms should remain in effect. Each participant also agreed to forfeit a number of performance-vesting Options proportional to the time-vesting Options that were forfeited. The remaining performance-vesting Options that were not forfeited were amended to reduce the applicable per-share return performance hurdles by $5 per share, with 33 1∕3% of the Options vesting upon the achievement of a per-share return of $8.20 (reduced from $13.20), 66 2∕3% of the Options vesting upon the achievement of a per-share return of $10.70 (reduced from $15.70) and 100% of the Options vesting upon the achievement of a per-share return of $13.20 (reduced from $18.20).
The aggregate incremental fair value attributable to the modification of applicable Options held by Messrs. Loporcaro, Tierney, Van Horne and Ms. Jacoba during 2024 computed in accordance with FASB Accounting Standards Codification Topic 718 is reported in the Summary Compensation Table and Grant of Plan Based Awards Table below.
Option Awards
Historically, the Company has granted Options to the Named Executive Officers pursuant to a standard form of Option award agreement (the “Option Agreement”), under the 2015 Equity Plan. Pursuant to the Option Agreement, except for grants awarded before 2018 to our executive officers, 50% of the Options are subject to time-based vesting (the “Time Options”) and the remaining 50% of the Options are subject to performance- based vesting (the “Performance Options”). In the case of the grants awarded before 2018 to our executive officers, for the initial grants, 42.5% of the Options are Time Options and 57.5% of the Options are Performance Options. The summary below describes the vesting conditions that applied to the Time Options and Performance Options prior to July 2024.
Each Time Option vests and becomes exercisable with respect to 20% of the shares subject thereto on each of the first five anniversaries of the vesting commencement date, subject to the participant’s continued employment on each such vesting date. However, upon the occurrence of a change in control, all unvested Time Options will become fully vested and exercisable, subject to the participant’s continued employment through the closing date of such change in control.
Each Performance Option vests and becomes exercisable upon the occurrence of a realization event (as defined above) if certain pre-established performance targets are achieved based on the level of return realized by KKR Funds on their investment in the Company, subject to the participant’s continued employment through the closing date of such realization event. The Option Agreement generally provides that, in the event of a realization event and subject to the participant’s continued employment through the closing date of such realization event, the Performance Options will vest as follows: (i) a portion of the Performance Options in an amount equal to a specified percentage of the total Options will vest, and thereby become exercisable, if and to the extent KKR Funds have achieved a specified target (which is based on per share return, multiple on invested capital (MOIC) or internal rate of return (IRR) as provided in the applicable Option Agreement); (ii) a portion of the Performance Options in an amount equal to a specified percentage of the total Options will vest, and thereby become exercisable, if and to the extent KKR Funds have achieved a specified target (which is based on per share return, MOIC or IRR as provided in the applicable Option Agreement); and (iii) a portion of the Performance Options in an amount equal to a specified percentage of the total Options will vest, and thereby become exercisable, if and to the extent KKR Funds have achieved a specified target (which is based on per share return, MOIC or IRR as provided in the applicable Option Agreement).
Upon a termination of the participant’s employment with the Company and its subsidiaries for any reason, any unvested Performance Option will automatically expire. However, upon a termination of the participant’s employment without cause (other than due to death or disability) or by the participant for good reason, a percentage of the Performance Options equal to the “service vesting percentage” (defined below) will remain outstanding (but will not be vested or exercisable) and will be eligible to vest in accordance with the performance vesting provisions until the six-month anniversary of the termination date, if a realization event occurs within such six-month period (and if no realization event occurs during such period, such Performance Options will immediately expire without payment on such six-month anniversary date). The “service vesting percentage” is defined as, cumulatively, 20% per year for the twelve month period following the vesting commencement date, during which the participant remained employed through termination.
Tax Receivable Agreement
Certain members of management holding outstanding equity awards will have the opportunity to elect to participate in the Tax Receivable Agreement in connection with this offering. If any Management TRA party elects to participate, he or she will receive up to their pro rata share (based on their outstanding awards) of    % of any such payments to the extent made pursuant to the Tax Receivable Agreement. To the extent a member of management elects not to participate, such member’s pro rata portion will be reallocated to all TRA parties. Payments under the Tax Receivable Agreement to a Management TRA party are conditioned on the continued employment of such Management TRA party during any such applicable year.
Other Compensation
Retirement Benefits and Nonqualified Deferred Compensation Plan
We maintain the Global Medical Response, Inc. 401(k) plan, which is intended to be qualified under Section 401(a) of the Code, with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. Our 401(k) plan provides eligible employees, including the Named Executive Officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the plan. We make a matching contribution of 100% of a participant’s elective deferrals to the 401(k) plan, up to 3% of the participant’s eligible compensation. We then make a matching contribution of 50% of the participant’s next 2% of eligible compensation, for a total maximum matching contribution of 4%. All matching contributions are immediately vested. None of our Named Executive Officers participates in any retirement plan other than our 401(k) plan.
We also maintain the Global Medical Response, Inc. Nonqualified Deferred Compensation Plan in which our Named Executive Officers may participate, which is described under “Nonqualified Deferred Compensation Plan”. There are no matching contributions made to our Nonqualified Deferred Compensation Plan.
Health and Welfare Benefits
We provide various employee benefit programs to our Named Executive Officers, including medical, dental, vision, employee assistance program, flexible spending accounts, disability insurance, and life and accidental death and dismemberment insurance. These benefit programs are available to all of our full-time team members. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.
Perquisites and Other Benefits
In 2025, in addition to employer matching contributions under our 401(k) plan for our Named Executive Officers, we also provide our senior leaders, including our Named Executive Officers, with an enhanced long-term disability program that provides additional levels of coverage that recognize the potential significant loss in earnings an executive would experience if they incurred a long-term disability. We provide a tax gross-up to the participants in this enhanced disability program and the value of the gross-ups for our Named Executive Officers is reported in the All Other Compensation column of the Summary Compensation Table below. These benefits are provided to the Named Executive Officers to eliminate potential distractions from performing their regular job duties and to promote productivity and retention. We believe the cost of these programs is counterbalanced by an increase in productivity by the Named Executive Officers receiving access to them. Any additional perquisites or personal benefits that we may choose to provide in the future will be subject to approval, and periodic review, by the Compensation Committee.
Severance Arrangements and Change in Control Vesting
Each Named Executive Officer is entitled to receive severance benefits under the terms of our Executive Severance Plan upon termination by us without cause or by the executive for good reason and single-trigger vesting of unvested time-based stock options and RSUs upon a change in control. We provide these severance and change in control benefits in order to provide an overall compensation package that is competitive with that offered by the companies with whom we compete for executive talent. These severance and change in control benefits allow our executive officers to focus on our objectives without concern for their employment security in the event of a termination or change in control.
Accounting Implications
We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation, or FASB ASC Topic 718.
Actions Taken in Fiscal Year 2026
Base Salary Increases.   The Compensation Committee approved increases in the Named Executive Officers’ base salaries effective February 28, 2026, as follows: Mr. Loporcaro — $1,113,945 (3% increase); Mr. Tierney — $682,890 (4% increase); Mr. Van Horne — $682,517 (3% increase); Mr. Cook — $535,600 (3% increase); and Ms. Jacoba — $544,128 (9% increase).
Target Bonus Increases.   The Compensation Committee approved increases in target bonus opportunities (as a percentage of base salary) for 2026, as follows: Mr. Tierney — 100% (increased from 85%); and Ms. Jacoba — 85% (increased from 65%).
Actions to be Taken in Connection with this Offering
Post-IPO Long-Term Equity Incentive Plan.   In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the 2026 Equity Incentive Plan, which will allow us to implement a new market-based long-term incentive program to align our executive compensation package with similarly situated public companies. See “Equity Compensation Plans — 2026 Equity Incentive Plan” below for additional details.
Post-IPO Employee Stock Purchase Plan.   In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the ESPP, which will allow us to implement a new market-based long-term employee stock purchase program to align our executive compensation package with similarly situated public companies. See “Equity Compensation Plans — 2026 Employee Stock Purchase Plan” below for additional details.
Clawback Policy.   A clawback policy complying with the SEC and        requirements will be adopted.
Summary Compensation
The following table summarizes the total compensation earned by our Named Executive Officers in the fiscal year ended December 31, 2025.
Summary Compensation Table
Name and Principal Position	Year	Salary ($)(1)	Bonus(2)	Non-Equity Incentive Plan Compensation ($)(3)	Option Awards ($)	Stock Awards ($)	All Other Compensation ($)(4)	Total ($)
Nicola Loporcaro President and Chief Executive Officer	2025	1,071,596	1,500,000	2,400,930	—	—	23,681	4,996,207
	2024	1,024,231	1,000,000	2,101,200	16,200,000	29,999,995	23,481	50,348,907
Brian Tierney Chief Financial Officer	2025	631,370	750,000	1,032,543	—	—	22,434	2,436,347
	2024	522,358	500,000	759,059	1,120,293	6,509,201	16,521	9,427,432
Edward Van Horne Chief Operating Officer	2025	658,927	400,000	1,225,880	—	—	23,736	2,308,543
	2024	639,735	275,000	1,093,675	8,940,000	5,399,995	21,606	16,370,011
Thomas Cook Executive Vice President, General Counsel and Secretary	2025	511,115	300,000	817,700	—	—	23,095	1,651,910
	2024	471,146	200,000	684,641	2,124,504	8,574,051	29,947	12,084,289
Lisa Jacoba Chief Human Resources Officer	2025	495,508	300,000	600,288	—	—	25,486	1,421,282
	2024	474,231	200,000	530,400	1,297,750	1,799,998	22,785	4,325,164

(1)
The amounts reported in this column represent the Named Executive Officer’s base salary earned during 2025.

(2)
The amounts reported in this column represents a one-time cash incentive bonus. See “— 2025 Incentive Compensation Plan — 2025 Supplemental Cash Incentive Award” above for more information.

(3)
The amounts reported in this column represent the annual incentive bonus amounts earned by each Named Executive Officer pursuant to the ICP for 2025.

(4)
The amounts reported in this column represent employer matching contributions by the Company under our 401(k) plan, as applicable, in the amount of $14,000 for each of Messrs. Loporcaro, Van Horne and Cook and Ms. Jacoba, and $13,953 for Mr. Tierney, and tax gross-ups related to the enhanced disability program in the amounts of $9,681 for Mr. Loporcaro, $8,481 for Mr. Tierney, $9,736 for Mr. Van Horne, $9,095 for Mr. Cook and $11,486 for Ms. Jacoba.

Grants of Plan Based Awards in 2025
The following table provides information with regard to each grant of plan-based awards made to a Named Executive Officer during 2025. For additional information regarding non-equity incentive plan awards, please see “— 2025 Incentive Compensation Plan” above.

Grants of Plan Based Awards Table
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
		Threshold ($)	Target ($)	Maximum ($)
Nicola Loporcaro	Annual Bonus	454,230	1,297,800	2,595,600
Brian Tierney	Annual Bonus	195,346	558,131	1,116,262
Edward Van Horne	Annual Bonus	231,923	662,638	1,325,276
Thomas Cook	Annual Bonus	154,700	442,000	884,000
Lisa Jacoba	Annual Bonus	113,568	324,480	648,960

(1)
Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable to each Named Executive Officer in 2025 under the ICP at threshold, target and maximum levels of performance, in each case calculated by multiplying each Named Executive Officer’s year-end base salary for 2025 by the applicable percentage at which the bonus would pay out based on the combined weighted achievement of the Company and individual performance metrics at each such level. The amounts payable at the threshold level of performance assume that the strategic objectives were not achieved and that the EBITDAM performance objective was achieved at 90% of target. The actual amounts paid to our Named Executive Officers are set forth in the Summary Compensation Table above and the calculation of the actual amounts paid is discussed more fully above under “— 2025 Incentive Compensation Plan”.

Outstanding Equity Awards 2025 Fiscal Year End
The following table provides information with regard to each outstanding equity award held by the Named Executive Officers on December 31, 2025.
Outstanding Equity Awards at Fiscal Year End Table
		Option Awards						Stock Awards
Name	Grant Date	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)	Equity Incentive Plan Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Nicola Loporcaro	5/4/2023	4/17/2023	500,000	750,000		8.20	5/4/2033
	5/4/2023	4/17/2023			1,250,000	8.20	5/4/2033
	7/26/2024	1/1/2024						1,829,268(6)	24,146,338
	7/26/2024	1/1/2024						1,829,268	24,146,338

		Option Awards						Stock Awards
Name	Grant Date	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)	Equity Incentive Plan Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Brian Tierney	9/29/2016	9/29/2016	42,500			7.20	9/29/2026
	9/26/2016	9/29/2016			57,500	7.20	9/29/2026
	8/16/2023	8/2/2023	10,000			8.20	8/16/2033
	8/16/2023	8/2/2023			10,000	8.20	8/16/2033
	7/26/2024	1/1/2024	98,575			8.20	12/31/2029
	7/26/2024	1/1/2024			124,986	8.20	12/31/2029
	7/26/2024	1/1/2024						85,025(6)	1,122,330
	7/26/2024	1/1/2024						292,683(6)	3,863,416
	7/26/2024	1/1/2024						292,683	3,863,416
	7/26/2024	1/1/2024						123,414	1,629,065
Edward Van Horne	3/14/2018	3/14/2018	850,000			8.20	3/14/2028
	3/14/2018	3/14/2018			850,000	8.20	3/14/2028
	5/15/2019	4/25/2019	150,000			8.20	5/15/2029
	5/15/2019	4/25/2019			150,000	8.20	5/15/2029
	7/26/2024	1/1/2024						329,268(6)	4,346,338
	7/26/2024	1/1/2024						329,268	4,346,338
Thomas Cook	7/26/2024	1/1/2024	212,189			8.20	12/31/2029
	7/26/2024	1/1/2024			258,049	8.20	12/31/2029
	7/26/2024	1/1/2024						276,561(6)	3,650,605
	7/26/2024	1/1/2024						182,927(6)	2,414,636
	7/26/2024	1/1/2024						182,927	2,414,636
	7/26/2024	1/1/2024						403,201	5,322,253
Lisa Jacoba	9/16/2019	9/16/2019	100,000			8.20	9/16/2029
	9/16/2019	9/16/2019			100,000	8.20	9/16/2029
	3/20/2023	3/2/2023	10,000	15,000		8.20	3/20/2033
	3/20/2023	3/2/2023			25,000	8.20	3/20/2033
	7/26/2024	1/1/2024						109,756(6)	1,448,779
	7/26/2024	1/1/2024						109,756	1,448,779

(1)
The Options shown in the table were granted to each Named Executive Officer pursuant to the Option Agreement under the 2015 Equity Plan. Pursuant to the Option Agreement, each Time Option vests and becomes exercisable with respect to 20% of the shares of our common stock subject thereto on each of the first five anniversaries of the vesting commencement date, subject to the holder’s continued employment on each such vesting date. However, upon the occurrence of a change in control, all unvested Time Options will become fully vested and exercisable, subject to the holder’s continued employment through the closing date of such change in control. As is further described above under “Option Awards under the 2015 Equity Plan,” each Performance Option vests and becomes exercisable upon the occurrence of a realization event (as defined in “Long-Term Equity Incentive Compensation — Option Awards under the 2015 Equity Plan”) if certain pre-established performance targets (described in

“Long-Term Equity Incentive Compensation — Option Awards under the 2015 Equity Plan”) are achieved based on the level of the investment return of KKR Funds, subject to the holder’s continued employment through the closing date of such realization event.
(2)
The numbers in this column represent vested Time Options granted under the 2015 Equity Plan as of December 31, 2025. See “Long-Term Equity Incentive Compensation — Replacement Options, RSU and PSU Awards — Fully Vested Replacement Options” above for more information.

(3)
The numbers in this column represent unvested Time Options granted under the 2015 Equity Plan as of December 31, 2025.

(4)
The numbers in this column represent the Performance Options granted under the 2015 Equity Plan, all of which are unvested as of December 31, 2025. These option amounts are being reported at target level of achievement.

(5)
The market value of shares or units of stock that have not vested reflects the market value of shares of our common stock equal to $13.20 per share, as approved by our board of directors in September 2025.

(6)
The RSUs and replacement RSUs granted in July 2024 are reported in the “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” column because both types of awards are subject to a liquidity-based vesting condition. See above under “— Awards under the 2015 Equity Plan” for information regarding the performance-vesting conditions applicable to the Performance Options, PSUs and replacement PSUs. This liquidity-based vesting condition will be satisfied in connection with this offering.

Option Exercises and Stock Vested
The following table sets forth information concerning the exercise of stock options and the vesting of restricted stock units during 2025.
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicola Loporcaro	—	—	—	—
Brian Tierney	—	—	—	—
Edward Van Horne	—	—	—	—
Thomas Cook	—	—	—	—
Lisa Jacoba	—	—	14,881	196,429
Executive Severance Plan
During 2023, the Company’s board of directors eliminated individual employment agreements and adopted the Global Medical Response, Inc. Executive Severance Plan (the “Executive Severance Plan”) in order to provide eligible senior executives with severance benefits in connection with a “Qualifying Separation” (which is defined as a termination by the Company without “Cause” (as defined in the Executive Severance Plan), other than due to death or disability, or by the executive for “Good Reason” (as defined in the Executive Severance Plan)). To participate in the Executive Severance Plan, the Company’s executive officers and other eligible senior executives must enter into participation agreements pursuant to the Executive Severance Plan (as described further below). The Company’s Chief Executive Officer and the Company’s other executive officers, including the Named Executive Officers, have entered into the participation agreement and are eligible to receive benefits under the Executive Severance Plan.
Upon a Qualifying Separation within a period commencing on the date on which a “Change in Control” (as defined in the Executive Severance Plan) is consummated and ending on the date that is 24 months thereafter (the “Change in Control Protection Period”), participants in the Executive Severance Plan are eligible to receive the following benefits:
•
a cash payment equal to the sum of (i) the CIC Salary Severance Multiple (as defined below) multiplied by the participant’s base salary as of the effective date of such Qualifying Separation and

(ii) the CIC Bonus Severance Multiple (as defined below) multiplied by the participant’s target annual bonus for the year of the Qualifying Separation, payable in a lump sum as soon as administratively feasible after the expiration of the release of claims revocation period, subject to any payment delay necessary to avoid adverse consequences under Section 409A of the Internal Revenue Code;
•
a pro-rata annual bonus for the fiscal year in which such Qualifying Separation occurs (measured based on the actual achievement of the applicable company performance targets for such year and prorated for the period of time elapsing during the performance year prior to the date of the participant’s termination), payable at the same time that bonuses are paid to other senior executives of the Company for the fiscal year (the “Pro Rata Bonus”); and

•
continued medical coverage pursuant to COBRA (including for any applicable spouse or dependents) on the same basis as provided to other senior executives of the Company for up to the last day of the CIC Severance Period after such Qualifying Separation.

Upon a Qualifying Separation outside of the Change in Control Protection Period, participants in the Executive Severance Plan are eligible to receive the following benefits:
•
a cash payment equal to the sum of (i) the Regular Salary Severance Multiple (as defined below) multiplied by the participant’s base salary as of the effective date of such Qualifying Separation and (ii) the Regular Bonus Severance Multiple (as defined below) multiplied by the participant’s target annual bonus for the year of the Qualifying Separation, payable in substantially equal installments on the Company’s regular payroll schedule for the Regular Severance Period (as defined below) commencing on the participant’s employment termination date;

•
the Pro Rata Bonus; and

•
continued medical coverage pursuant to COBRA (including for any applicable spouse or dependents) on the same basis as provided to other senior executives of the Company for up to the last day of the Regular Severance Period after such Qualifying Separation.

The “Regular Salary Severance Multiple,” “Regular Bonus Severance Multiple,” “Regular Severance Period,” “CIC Salary Severance Multiple,” “CIC Bonus Severance Multiple” and “CIC Severance Period” applicable to the Chief Executive Officer and all other executive officers are set forth in the table below:
Eligible Position	Regular Salary Severance Multiple	Regular Bonus Severance Multiple	Regular Severance Period	CIC Salary Severance Multiple	CIC Bonus Severance Multiple	CIC Severance Period
Chief Executive Officer	1.5	1.5	18 months	2	2	24 months
All Other Executive Officers	1	1	12 months	1.5	1.5	18 months
In order to receive any of the foregoing severance benefits under the Executive Severance Plan, a participant must timely execute (and not revoke) a release of claims in favor of the Company and its affiliates. Further, the Executive Severance Plan requires continued compliance with certain confidentiality, assignment of invention, cooperation, non-competition, non-solicitation and non-disparagement covenants. If the severance benefits under the Executive Severance Plan would trigger an excise tax for a participant under Section 4999 of the Internal Revenue Code, as amended, the Executive Severance Plan provides that the participant’s severance benefits will be reduced to a level at which the excise tax is not triggered, unless the participant would receive a greater amount without such reduction after taking into account the excise tax and other applicable taxes.
Equity Compensation Plans
2015 Equity Plan
Purpose
The 2015 Equity Plan provided for the grant of our common stock, stock options, restricted stock, restricted stock units and other stock-based awards to employees, directors, consultants or advisors of the

Company or any of its subsidiaries, subject to the terms and conditions therein. The purpose of the 2015 Equity Plan was to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and its subsidiaries could acquire and maintain an equity interest in the Company, or be paid incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to the welfare of the Company and aligning their interests with those of our stockholders. As noted above, following the effectiveness of the 2026 Equity Incentive Plan upon the closing of this offering, the 2015 Equity Plan will be frozen and no further awards will be granted under the 2015 Equity Plan. However, all outstanding awards granted under the 2015 Equity Plan will continue to be governed by the existing terms of the 2015 Equity Plan and the applicable award agreements.
Administration
The 2015 Equity Plan is administered by the Compensation Committee, which had the sole and plenary authority to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled in or exercised for cash, shares of our common stock, other securities, other awards, or other property, or canceled, forfeited, or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of our common stock, other securities, other awards, or other property and other amounts payable with respect to an awards shall be deferred either automatically or at the election of the participant or of the Compensation Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the 2015 Equity Plan and any instrument or agreement relating to, or awards granted under, the 2015 Equity Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee shall deem appropriate for the proper administration of the 2015 Equity Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2015 Equity Plan.
Options
The Compensation Committee may grant non-qualified stock options under the 2015 Equity Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2015 Equity Plan. An Option will become exercisable at such times and in such installments and upon such terms and conditions as may be determined by the Compensation Committee. All Options granted under the 2015 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of the Company’s common stock underlying such Options on the date such Options are granted. The maximum term for Options granted under the 2015 Equity Plan is 10 years from the initial date of grant. However, if an Option would expire at a time when trading of shares of the Company’s common stock is prohibited by our insider trading policy, or blackout period imposed by us, the term will automatically be extended to the 30th day following the end of such period.
The exercise price for the shares as to which an Option is exercised shall be payable (i) in cash, check and/or cash equivalent; or (ii) by such other method as the Compensation Committee may permit in its sole discretion, including without limitation: (A) if specifically permitted by the Compensation Committee in an award agreement or otherwise, shares of our common stock valued at the fair market value at the time the Option is exercised (including, pursuant to procedures approved by the Compensation Committee, by means of attestation of ownership of a sufficient number of shares of our common stock in lieu of actual issuance of such shares to the Company); however, such shares of our common stock are not subject to any pledge or other security interest and have been held by the participant for not less than six months (or such other period as established from time to time by the Compensation Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or other property having a fair market value on the date of exercise equal to the exercise price, (B) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Compensation Committee)

a copy of irrevocable instructions to a stockbroker to sell the shares of our common stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the exercise price, or (C) a “net exercise” procedure effected by withholding the minimum number of shares of our common stock otherwise issuable in respect of an Option that are needed to pay the exercise price.
Restricted Shares and Restricted Stock Units
The Compensation Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of our common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2015 Equity Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.
Termination of Service
In the event of: (i) a participant’s termination by the service recipient for cause, all outstanding Options granted to such participant shall immediately terminate and expire; (ii) a participant’s termination due to death or disability, each outstanding unvested Option granted to such participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the option period); and (iii) a participant’s termination for any other reason, each outstanding unvested Option granted to such participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the option period).
In the event of a participant’s termination for any reason prior to the time that such participant’s restricted stock or restricted stock units, as applicable, have vested, (i) all vesting with respect to such participant’s restricted stock or restricted stock units, as applicable, shall cease, and (ii) unvested shares of restricted stock or unvested restricted stock units, as applicable, shall be forfeited to the Company by the participant for no consideration as of the date of such termination.
Effect of Certain Events on 2015 Equity Plan and Awards
In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of our common stock or other securities of the Company, issuance of warrants or other rights to acquire shares of our common stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of our common stock (including a “Change in Control” (as defined in the 2015 Equity Plan)), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Compensation Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the absolute share limit, or any other limit applicable under the plan with respect to the number of awards which may be granted hereunder, (B) the number of shares of our common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the plan, and (C) the terms of any outstanding award, including, without limitation: (I) the number of shares of our common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (II) the exercise price with respect to any award, or (III) any applicable performance measures; however, in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Compensation Committee shall make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.
In connection with any Adjustment Event, the Compensation Committee may, in its sole discretion, provide for any one or more of the following:
•
providing for a substitution or assumption of awards (or awards of an acquiring company), accelerating the exercisability of, lapse of restrictions on, or termination of, awards, or providing for a period of time (which shall not be required to be more than 10 days) for participants to exercise outstanding awards prior to the occurrence of such event (and any such award not so exercised shall terminate upon the occurrence of such event); and

•
subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancelling any one or more outstanding awards and causing to be paid to the holders of such awards (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Compensation Committee in connection with such event), the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of our common stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Compensation Committee) of the shares of our common stock subject to such Option over the aggregate exercise price of such

Option (it being understood that, in such event, any Option having a per share exercise price equal to, or in excess of, the fair market value of a share of our common stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of restricted stock, restricted stock units or other stock-based awards, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such restricted stock, restricted stock units or other stock-based awards, or the underlying shares in respect thereof.
Nontransferability of Awards
Generally, each award shall be exercisable only by the participant to whom such award was granted during the participant’s lifetime, or, if permissible under applicable law, by the participant’s legal guardian or representative. No award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against the Company or an affiliate; however, the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.
Amendment
The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate any award theretofore granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination); however, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted shall not to that extent be effective without the consent of the affected participant.
Dividends and Dividend Equivalents
The Compensation Committee may in its sole discretion provide a participant as part of an award with dividends, dividend equivalents, or similar payments in respect of awards, payable in cash, shares of our common stock, other securities, other awards, or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion, including without limitation, payment directly to the participant, withholding of such amounts by the Company subject to vesting of the award, or reinvestment in additional shares of common stock, restricted stock, or other awards.
Clawback
All awards under the 2015 Equity Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the board of directors or Compensation Committee that is applicable to such awards and as in effect from time to time, and (ii) applicable law.
2026 Equity Incentive Plan
Equity awards under the 2026 Equity Incentive Plan will be designed to reward our Named Executive Officers for long-term stockholder value creation. The following summary is qualified in its entirety by reference to the 2026 Equity Incentive Plan, a copy of which will be filed as an exhibit in a subsequent pre-effective amendment to the registration statement of which this prospectus is a part.
Purpose
The purpose of the 2026 Equity Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.
Administration
The 2026 Equity Incentive Plan will be administered by the Compensation Committee. The Compensation Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2026 Equity Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2026 Equity Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee deems appropriate for the proper administration of the 2026 Equity Incentive Plan; adopt sub-plans; and to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2026 Equity Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2026 Equity Incentive Plan. Unless otherwise expressly provided in the 2026 Equity Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2026 Equity Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2026 Equity Incentive Plan are within the sole discretion of the Compensation Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. The Compensation Committee may make grants of awards to eligible persons pursuant to terms and conditions set forth in the applicable award agreement, including subjecting such awards to performance criteria listed in the 2026 Equity Incentive Plan.
Awards Subject to 2026 Equity Incentive Plan
The 2026 Equity Incentive Plan provides that the total number of shares of Class A common stock that may be issued under the 2026 Equity Incentive Plan is       (the “Absolute Share Limit”). No more than the number of shares of Class A common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of Class A common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $      in total value.

Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2026 Equity Incentive Plan. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, referred to as substitute awards, and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as incentive stock options will count against the limit on incentive stock options described above. No award may be granted under the 2026 Equity Incentive Plan after the 10th anniversary of its effective date, but awards granted before then may extend beyond that date.
Options
The Compensation Committee may grant non-qualified stock options and incentive stock options, under the 2026 Equity Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2026 Equity Incentive Plan. All options granted under the 2026 Equity Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our Class A common stock underlying such options on the date such options are granted (other than in the case of options that are substitute awards). All options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for options granted under the 2026 Equity Incentive Plan will be 10 years from the initial date of grant, or with respect to any options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our Class A common stock is prohibited by our insider trading policy, or blackout period imposed by us, the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which an option is exercised may be paid to us, to the extent permitted by law: (i) in cash or its equivalent at the time the option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Compensation Committee (so long as such shares have been held by the participant for at least six months or such other period established by the Compensation Committee to avoid adverse accounting treatment); or (iii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of Class A common stock will be settled in cash.
Stock Appreciation Rights
The Compensation Committee may grant stock appreciation rights under the 2026 Equity Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2026 Equity Incentive Plan. The Compensation Committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of Class A common stock over (B) the strike price per share, times (ii) the number of shares of Class A common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Compensation Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of Class A common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units
The Compensation Committee may grant restricted shares of our Class A common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our Class A common stock, subject to the other provisions of the 2026 Equity Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of Class A common stock, including, without limitation, the right to vote such restricted shares of Class A common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.
Other Equity-Based Awards and Cash-Based Awards
The Compensation Committee may grant other equity-based or cash-based awards under the 2026 Equity Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2026 Equity Incentive Plan.
Effect of Certain Events on 2026 Equity Incentive Plan and Awards
In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Class A common stock or other securities, issuance of warrants or other rights to acquire shares of Class A common stock or other securities, or other similar corporate transaction or event that affects the shares of Class A common stock (including a change in control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), being referred to as an Adjustment Event), the Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the 2026 Equity Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number and class of shares of Class A common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2026 Equity Incentive Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number and class of shares of Class A common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.
In connection with any change in control, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any awards, however (unless the applicable award agreement provides for different treatment upon a change in control) with respect to any performance-vested awards, any such acceleration will be based on (A) the target level of performance if the applicable performance period has not ended prior to the date of such change in control and (B) the actual level of performance attained during the performance period of the applicable performance period has ended prior to the date of such change in control; and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of Class A common stock received or to be received by other holders of our Class A common stock in such event), including, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of Class A common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.
Nontransferability of Awards
Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Compensation Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.
Amendment and Termination
The Compensation Committee may amend, alter, suspend, discontinue, or terminate the 2026 Equity Incentive Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2026 Equity Incentive Plan or for changes in U.S. GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2026 Equity Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2026 Equity Incentive Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2026 Equity Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2026 Equity Incentive Plan: (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Compensation Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.
Dividends and Dividend Equivalents
The Compensation Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.
Clawback/Repayment
All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Compensation Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.
2026 Employee Stock Purchase Plan
In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the ESPP prior to the completion of the offering. The terms of the ESPP and offering periods thereunder have not yet been determined. We intend to describe the material terms of the ESPP in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part once the terms of the ESPP are finalized.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to Options granted under our existing 2015 Equity Plan and awards issuable under our 2026 Equity Incentive Plan, to be adopted in connection with this offering and our ESPP, to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.
Nonqualified Deferred Compensation
We maintain the Global Medical Response, Inc. Nonqualified Deferred Compensation Plan (the “DCP”) under which participants, including our Named Executive Officers, may elect to defer up to 80% of base salary and 80% of annual incentive compensation. Pursuant to the DCP, the Company may credit to the account of each participant who makes deferrals a discretionary employer contribution matching contribution. The Company did not make a discretionary contribution for 2025.
The participant may establish a deferred compensation account which is credited with deferrals, any employer discretionary contributions, and the participant’s allocable share of any earnings or losses on the foregoing. In addition, the participant may elect to establish an in-service account which will be credited with deferrals, any employer discretionary employer contributions allocable thereto, and the participant’s allocable share of any earnings or losses on the foregoing. The participant may direct that the deferred compensation account or in-service account may be valued as if they were invested in one or more investment funds as selected by the Company in multiples of one percent. In-service account distributions begin no later than 45 days following June 1 of the calendar year designated by the participant and are payable in either a lump sum payment or substantially equal annual installments over a five-year period. Upon a participant’s retirement, the participant’s deferred compensation account will be distributed no earlier than February 1 of the calendar year following the year in which the retirement occurs and no later than 45 days following February 1 of the calendar year following the year in which the retirement occurs, with distribution made either in a lump sum or in substantially equal annual installments over a 10-year period. Upon the participant’s death or disability, all amounts credited to the participant’s account will be paid in a lump sum no earlier than February 1 of the calendar year following the year in which the termination occurs and no later than 45 days following February 1 of the calendar year following the year in which the termination occurs. Upon a participant’s separation from service for any reason other than retirement, death or disability, all vested amounts credited to the participant’s account will be paid in a lump sum no earlier than February 1 of the calendar year in which the separation from service occurs and no later than 45 days following February 1 of the calendar year following the year in which the separation from service occurs.
Eligibility for the DCP is based on base salary and employee status as determined by the GMR Benefits Committee. All of our current Named Executive Officers, except Mr. Loporcaro, have elected to participate in the DCP.
The table below sets forth certain information as of December 31, 2025 for each of our Named Executive Officers (except Mr. Loporcaro) with respect to the DCP.

Fiscal 2025 Nonqualified Deferred Compensation Table
Name	Executive contributions in 2025 ($)(1)	Registrant contributions in 2025 ($)	Aggregate earnings in 2025 ($)(2)	Aggregate withdrawals/ distributions in 2025 ($)	Aggregate balance as of 12/31/2025 ($)(3)
Brian Tierney	214,043	—	23,794	—	573,838
Edward Van Horne	17,526	—	95,675	—	540,347
Thomas Cook	59,830	—	25,311	—	212,143
Lisa Jacoba	—	—	14,140	—	126,236

(1)
The amounts reported are also reported under the Salary and Non-Equity Incentive Plan Compensation columns, as applicable, in the Summary Compensation Table.

(2)
Represents the net amounts credited to the account of the Named Executive Officer under the DCP as a result of the performance of the securities in which the account was invested, as more fully described in the narrative disclosure above. These amounts do not represent above-market earnings/losses, and thus are not reported in the Summary Compensation Table as described above.

(3)
Represents the amount of the Named Executive Officer’s account balance under the DCP at the end of 2025.

Potential Payments Upon Qualifying Termination or Change In Control
Each Named Executive Officer is entitled to potential payments and benefits in connection with a qualifying termination of employment or a change in control. The information below describes and estimates potential payments and benefits to which such Named Executive Officers would be entitled under existing arrangements if a qualifying termination of employment or change in control occurred on December 31, 2025, the last business day of our 2025 fiscal year. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and our valuation at that time. There can be no assurance that a qualifying termination or change in control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact. We have calculated the acceleration value of unvested RSUs using the market value of shares of our common stock equal to $13.20 per share, as approved by our board of directors in September 2025 (the “Market Value Per Share”).
Executive Severance Plan
Each Named Executive Officer is entitled to severance payments and benefits pursuant to the Executive Severance Plan, including a cash severance payment equal to a multiple of base salary and target annual bonus, a pro-rata annual bonus for the year of termination and subsidized COBRA benefits on the same basis as provided to senior executives of the Company. Such Named Executive Officer’s receipt of severance payments and benefits is conditioned upon his or her execution of an effective release of claims in favor of the Company and continued compliance with certain restrictive covenants set forth in the Executive Severance Plan, including customary confidentiality and assignment of intellectual property covenants that apply indefinitely and non-competition and non-solicitation covenants that apply during employment and thereafter for a period of 12 months (or 18 months in the case of Mr. Loporcaro), which post-termination period will be extended to 18 months (or 24 months in the case of Mr. Loporcaro) upon a qualifying termination during the change in control protection period (as defined below). See above under “— Executive Severance Plan” for more information.
Annual Incentive Compensation Plan
Each Named Executive Officer is a participant of the ICP, which provides that if a participant terminates employment with the Company before the payment date of the Annual Bonus Payment as the result of the participant’s death or disability the participant will be eligible for a pro-rated Annual Bonus Payment based on actual performance results, as determined by the Compensation Committee.
2024 RSU Awards
Each Named Executive Officer holds outstanding unvested RSUs granted under the 2015 Equity Plan. Upon the occurrence of a change in control, all unvested RSUs will satisfy both the service-based and liquidity-based vesting conditions and will become fully vested, subject to the holder’s continued employment through the closing date of such change in control.
2024 PSU Awards
Each Named Executive Officer holds outstanding unvested PSUs granted under the 2015 Equity Plan. Upon the occurrence of a change in control, all unvested PSUs will satisfy the liquidity-based vesting condition and will be tested to determine if the performance-based vesting conditions have been achieved, subject to the holder’s continued employment through the closing date of such change in control.
Performance Vesting Options
Each Named Executive Officer holds outstanding unvested performance-vesting options granted under the 2015 Equity Plan. Upon the occurrence of a change in control, all unvested performance vesting options will be tested to determine if the performance-based vesting conditions have been achieved, subject to the holder’s continued employment through the closing date of such change in control.
Potential Payments to the Named Executive Officers upon Termination or Change in Control
Benefit	Termination Without Cause or for Good Reason ($)(1)	Termination Without Cause or for Good Reason Within Two Years Following Change in Control ($)(2)	Change in Control ($)(3)(4)	Death or Disability ($)(5)
Nicola Loporcaro
Cash Severance Payment	1,622,250	2,163,000	—	—
Pro-Rated Annual Bonus Payment under Executive Severance Plan	1,946,700	2,595,600	—	—
COBRA Payment	18,938	25,251	—	—
Unvested RSU Acceleration Value	—	—	24,146,338	—
Value of PSUs That Become Vested	—	—	48,292,675	—
Value of Stock Options That Become Vested	—	—	6,250,000	—
Pro-Rated Annual Bonus Payment under ICP	—	—	—	2,400,930
Total:	3,587,888	4,783,851	78,689,013	2,400,930
Brian Tierney
Cash Severance Payment	656,625	984,938	—	—
Pro-Rated Annual Bonus Payment under Executive Severance Plan	558,131	837,197	—	—
COBRA Payment	11,930	17,895	—	—
Unvested RSU Acceleration Value	—	—	3,863,416	—
Value of PSUs That Become Vested	—	—	9,355,896	—
Value of Stock Options That Become Vested	—	—	974,930	—
Pro-Rated Annual Bonus Payment under ICP	—	—	—	1,032,543
Total:	1,226,686	1,840,030	14,194,242	1,032,543

Benefit	Termination Without Cause or for Good Reason ($)(1)	Termination Without Cause or for Good Reason Within Two Years Following Change in Control ($)(2)	Change in Control ($)(3)(4)	Death or Disability ($)(5)
Edward Van Horne
Cash Severance Payment	662,638	993,957	—	—
Pro-Rated Annual Bonus Payment under Executive Severance Plan	662,638	993,957	—	—
COBRA Payment	19,028	28,542	—	—
Unvested RSU Acceleration Value	—	—	4,346,338	—
Value of PSUs That Become Vested	—	—	8,692,675	—
Value of Stock Options That Become Vested	—	—	5,000,000	—
Pro-Rated Annual Bonus Payment under ICP	—	—	—	1,225,880
Total:	1,344,304	2,016,456	18,039,013	1,225,880
Thomas Cook
Cash Severance Payment	520,000	780,000	—	—
Pro-Rated Annual Bonus Payment under Executive Severance Plan	442,000	663,000	—	—
COBRA Payment	12,625	18,938	—	—
Unvested RSU Acceleration Value	—	—	2,424,636	—
Value of PSUs That Become Vested	—	—	10,151,526	—
Value of Stock Options That Become Vested	—	—	1,290,245	—
Pro-Rated Annual Bonus Payment under ICP	—	—	—	817,700
Total:	974,625	1,461,938	13,866,407	817,700
Lisa Jacoba
Cash Severance Payment	499,200	748,800	—	—
Pro-Rated Annual Bonus Payment under Executive Severance Plan	324,480	486,720	—	—
COBRA Payment	12,619	18,929	—	—
Unvested RSU Acceleration Value	—	—	1,448,779	—
Value of PSUs That Become Vested	—	—	2,897,558	—
Value of Stock Options That Become Vested	—	—	625,000	—
Pro-Rated Annual Bonus Payment under ICP	—	—	—	600,288
Total:	836,299	1,254,449	4,971,337	600,288

(1)
Pursuant to the Executive Severance Plan, if a Named Executive Officer’s employment is terminated by the Company without “cause” or the Named Executive Officer resigns for “good reason” at any time outside of the change in control protection period (as defined below), the Named Executive Officer is entitled to receive (i) cash severance in an amount equal to 1.0 times (or 1.5 times in the case of Mr. Loporcaro) the sum of (a) the Named Executive Officer’s annual base salary at the time of termination and (b) the target bonus for the year of termination, payable during the 12-month (or 18-month in the case of Mr. Loporcaro) period following termination, and (ii) continued medical benefits under COBRA on the same basis as provided to the Company’s senior executives for such 12-month (or 18-month in the case of Mr. Loporcaro) period.

(2)
Pursuant to the Executive Severance Plan, if a change in control occurs and a Named Executive Officer’s employment is terminated by the Company without cause or the Named Executive Officer resigns for good reason, in either case, during the 24-month period following such change in control (the “change in control protection period”), the Named Executive Officer is entitled to receive (i) cash severance in an amount equal to 1.5 times (or 2.0 times in the case of Mr. Loporcaro) the sum of (a) the Named Executive Officer’s annual base salary and (b) the target bonus for the year of termination, payable during the 18-month (or 24-month in the case of Mr. Loporcaro) period following termination, and (ii) continued medical benefits under COBRA on the same basis as provided to the Company’s senior executives for such 18-month (or 24-month in the case of Mr. Loporcaro) period.

(3)
Each Named Executive Officer holds outstanding unvested RSUs and PSUs granted under the 2015 Equity Plan. The RSUs have both service-based and liquidity-based vesting conditions. Upon the occurrence of a change in control, all unvested RSUs will satisfy both the service-based and liquidity-based vesting conditions and will become fully vested, subject to the holder’s continued employment through the closing date of such change in control. The “Unvested RSU Acceleration Value” amount above represents the acceleration value for the vesting of unvested RSUs in the event of a change in control on December 31, 2025, calculated as the product of (A) the Market Value Per Share, and (B) the number of unvested RSUs held by such Named Executive Officer. The PSUs have both performance-based and liquidity-based vesting conditions. Upon the occurrence of a change in control, all unvested PSUs will satisfy the liquidity-based vesting condition and the number of PSUs that will vest will depend on the performance-based vesting condition. The “Value of PSUs That Become Vested” amount above represents the value of unvested PSUs that would vest and become earned assuming (x) a Market Value Per Share of $13.20 as of December 31, 2025 and (y) the 2025 EBITDAM results as described above under the section “— 2025 Incentive Compensation Plan” and calculated as the product of (A) the Market Value Per Share, and (B) the number of PSUs held by such Named Executive Officer that would vest.

(4)
Each Named Executive Officer holds outstanding performance-based stock options. Upon the occurrence of a change in control, the number of options that will vest will depend on the performance-based vesting condition. The “Value of Stock Options That Become Vested” amount above represents the spread value of unvested performance-based stock options that would vest and become earned assuming (x) a Market Value Per Share of $13.20 as of December 31, 2025 and (y) as applicable, achievement of a per-share return of $15.00 or a MOIC of 3x, and calculated as the product of (A) the number of performance-based stock options held by such Named Executive Officer that would vest, and (B) the Market Value Per Share less the applicable exercise price.

(5)
Each Named Executive Officer is a participant of the ICP, which provides that if a participant terminates employment with the Company before the payment date of the Annual Bonus Payment as the result of the participant’s death or disability the participant will be eligible for a pro-rated Annual Bonus Payment based on actual performance results, as determined by the Compensation Committee.

DIRECTOR COMPENSATION
Under the 2025 board of directors compensation program, non-employee directors who are not employed by KKR were paid in the form of a one-time grant of a certain number of deferred stock units (“DSUs”) that are granted outside of, but are subject to the terms of, the 2015 Equity Plan. Pursuant to the standard form of DSU award agreement, the DSUs vest and become non-forfeitable in equal annual installments on each of the first and second anniversaries of the vesting commencement date, subject to the director’s continued service on the board of directors through each such date. However, in the event that the director’s service is terminated for any reason other than (i) by the board of directors for cause or (ii) the director’s voluntary resignation, the director will vest on the date of such termination in that number of additional DSUs equal to the product of (x) the number of DSUs that would have vested on the next applicable anniversary of the vesting commencement date and (y) a fraction, (A) the numerator of which is the number of full months elapsed since the vesting commencement date or the immediately preceding anniversary of the vesting commencement date, as applicable, and (B) the denominator of which is 12. All unvested DSUs will automatically vest upon a change in control if the director’s service has not been terminated prior to such change in control. Upon the termination of the director’s service for any reason, all unvested DSUs (after giving effect to the vesting set forth above, if any) will be automatically forfeited. The settlement of the DSUs is deferred in accordance with Section 409A of the Code to the earlier of a change in control or a termination of service.
The following table contains information concerning the compensation of Mr. Grinney, our former non-employee director, who is not employed by KKR, in 2025. Mr. Grinney’s service to the Company as a director ceased on November 17, 2025. The treatment of the equity awards held by Mr. Grinney in connection with the termination of his service is described below. None of the directors who are employed by KKR are compensated by the Company for their services as directors. We do not provide any compensation to our directors who are also employees of the Company.
Director Compensation Table for 2025
Name	Stock Awards ($)(1)(2)
Jay Grinney	350,000

(1)
Amounts reflect the full grant-date fair value of DSUs granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 19 to our consolidated financial statements included in this prospectus for the assumptions used in calculating these values.

(2)
Each non-employee director was granted DSUs pursuant to a form of DSU award agreement under the 2015 Equity Plan having the terms described above. As of the 2025 fiscal year end, the number of outstanding stock options held by Mr. Grinney was 231,125.

In connection with the termination of Mr. Grinney’s service to the Company as a director on November 17, 2025, we entered into an agreement with Mr. Grinney, referred to herein as the Grinney agreement. At the termination date, Mr. Grinney held 429,465 DSUs, of which 57,424 were unvested. Pursuant to the Grinney agreement, the unvested DSUs became fully vested and all of the DSUs were settled in accordance with the applicable DSU award agreements, with 180,376 shares issued to Mr. Grinney upon settlement of the DSUs immediately repurchased by the Company at $13.20 per share for an aggregate payment to Mr. Grinney of $2,380,963.20 in cash and the remaining 249,089 shares retained by Mr. Grinney. In addition, we agreed to extend the exercise period applicable to the 231,125 fully vested stock options then held by Mr. Grinney until the first to occur of (i) the 10th anniversary of the date of grant (i.e., December 12, 2032), (ii) the date of a restrictive covenant violation, (iii) the date the stock options are terminated pursuant to the stockholders agreement, and (iv) the date that is 60 days after the first to occur of (A) a “change in control” as defined in the stockholders agreement and (B) the later of (x) an initial public offering of our securities, which this offering will constitute, and (y) the expiration of any underwriters’ lock-up period following such initial public offering that is applicable to Mr. Grinney.

Our board of directors reviews and assesses non-employee director pay levels every year. This process involves a review of competitive market data, including an assessment of our director compensation policy against the director compensation programs of companies in our executive compensation peer group and an update on recent trends in director compensation.
The Company intends to adopt a director compensation policy in connection with the consummation of this offering. We intend to describe the material terms of such policy in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Arrangements with KKR
We and certain of our subsidiaries entered into various related party agreements in the ordinary course of business and in contemplation of this offering:
Stockholders Agreement
In connection with this offering, we intend to enter into a stockholders agreement with KKR Stockholder, granting it rights to designate members to the board as follows: (i) a majority of the directors on the board, so long as KKR Stockholder and its affiliates collectively beneficially own 50% or more of the outstanding shares of our Class A common stock; (ii) 40% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 40% or more, but less than 50%, of the outstanding shares of our Class A common stock; (iii) 30% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 30% or more, but less than 40%, of the outstanding shares of our Class A common stock; (iv) 20% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 20% or more, but less than 30%, of the outstanding shares of our Class A common stock; and (v) 10% of the directors on the board, in the event that KKR Stockholder and its affiliates collectively beneficially own 5% or more, but less than 20%, of the outstanding shares of our Class A common stock, in each case with any fractional amounts rounded up to the nearest whole number.
In addition, the stockholders agreement will grant KKR Stockholder and its affiliates and certain of their transferees certain governance rights for as long as KKR Stockholder and its affiliates and certain of their transferees maintain beneficial ownership of at least 25% of our outstanding Class A common stock, including rights of approval over change of control transactions, entry into any agreement providing for the acquisition or divestiture of assets or equity security in excess of $100 million, entry into joint ventures or similar business alliance having a fair market value of more than $100 million, the initiation of any voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding, any material change in the nature of our business, any redemption, acquisition or other purchase of any shares (subject to exceptions), incurrence of debt for borrowed money in excess of $250 million, termination or appointment of our chief executive officer, the increase or decrease in the size or composition of our board of directors and any committees thereof, transfers, issuances, sales or disposal of any equity securities, equity-linked securities or securities that are convertible or exchangeable into equity securities of the Company in excess of 5% of then-outstanding equity securities to any person that is a non-strategic financial investor in a private placement or series of transactions (subject to exceptions), and any transaction with or involving any affiliate of the Company (other than KKR Stockholder and its affiliates) (subject to exceptions).
Registration Rights Agreement
On April 28, 2015, certain KKR Funds acquired 100% of the equity interest of the Company (the “KKR Funds Acquisition”). In connection with the KKR Funds Acquisition, we entered into a registration rights agreement with KKR Stockholder and other persons who may become parties thereto. In connection with this offering, we intend to amend and restate this agreement. Subject to certain conditions, the Registration Rights Agreement will provide certain affiliates of KKR Stockholder with an unlimited number of “demand” registrations. Under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary “piggyback” registration rights following an initial public offering, with certain exceptions. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Series B Preferred Stock
On April 16, 2024, the Company and GMR, Inc. entered into a Series B Preferred Stock and Warrant Purchase Agreement (the “Series B Preferred Stock and Warrant Purchase Agreement”) with certain investors party thereto, pursuant to which such investors agreed to purchase (i) an aggregate of 962,632 shares of Series B preferred stock, with an initial stated value of $1,000.0 per share, for an aggregate purchase price of $935 million and an initial liquidation preference of approximately $963 million, which amount constituted of (v) $600 million issued to repay in full the outstanding aggregate principal amount of the second lien term loan of GMR, Inc. (with the related collateral being released), (w) $100 million issued to fund the exchange of approximately $93.6 million in aggregate principal amount of the first lien term loans of GMR, Inc. and approximately $6.4 million in aggregate principal amount of GMR, Inc.’s Senior Notes due 2025 (none of which remain outstanding as of the date of this prospectus), (x) $135 million of new money from KKR Funds, (y) $100 million of new money funded by funds affiliated with certain existing lenders and (z) approximately $28 million representing 300 basis points of discount issued in the form of additional shares of Series B Preferred Stock, and (ii) Company Warrants exercisable for an aggregate of up to 23,739,914 shares of common stock of the Company. Certain investors, including the KKR Stockholder, purchased additional Series B Preferred Stock and Company Warrants pursuant to Amendment No.1 dated as of May 20, 2024 to the Series B Preferred Stock and Warrant Purchase Agreement. See “Description of Capital Stock — Preferred Stock — Series B Preferred Stock” and “— Arrangements with KKR — Capital Stock Ownership.” In connection with the 2032 Secured Notes offering, we redeemed 411,420 shares of Series B Preferred Stock held by Ares and HPS for an aggregate redemption price of approximately $525 million. On March 6, 2026, we redeemed an additional 189,050 shares of Series B Preferred Stock held by Ares and HPS for an aggregate redemption price of approximately $250 million. See “Summary — Recent Developments.”
In connection with this offering, we intend to exchange KKR Stockholder’s outstanding shares of Series B Preferred Stock for Preferred Exchange Warrants in the Preferred Exchange. Such exchange will be based on the initial public offering price of $       . Based on an assumed public offering price of $       per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue               Preferred Exchange Warrants in the Preferred Exchange. We intend to use $           of the net proceeds from this offering to redeem the remainder of the Series B Preferred Stock. See “Use of Proceeds.”
Monitoring Agreement
In connection with the KKR Funds Acquisition, we executed a monitoring agreement with the Manager, which became effective on April 28, 2015, as amended on December 11, 2024 (as so amended, the “Monitoring Agreement”), pursuant to which the Manager provides advisory, consulting and financial services to us. The Manager may also charge us a customary fee for services rendered in connection with any acquisition, divestiture or similar transaction by us or in connection with securing, structuring and negotiating equity and debt financings by us. Additionally, we are required to reimburse the Manager for any out-of-pocket expenses in connection with these services. The monitoring agreement continues in effect from year to year unless amended or terminated by consent of all of the parties. Pursuant to the monitoring agreement, we pay the Manager a fee equal to 1% of EBITDA for the prior fiscal year. We incurred an advisory fee of $10.8 million, $7.5 million and $5.6 million for the years ended December 31, 2025, 2024 and 2023, respectively, respectively. The fees are included in the “Other operating expenses” caption on the consolidated statements of operations.
The Monitoring Agreement terminates automatically upon the consummation of an initial public offering, including this offering, unless we elect otherwise. In the event of such a termination, if the Manager or its affiliates continue to collectively own or control 10% or more of the common stock or other equity interests of us and a designee of KKR Stockholder serves or is expected to serve as, or has a right to nominate, a member or observer on our board of directors, in addition to all unpaid monitoring fees and expenses, the Manager is entitled to the net present value of the advisory fees that would have been paid from the termination date through December 31, 2025. In connection with this offering, the Monitoring Agreement will terminate automatically in accordance with its terms, and we expect to pay termination fees of approximately $      million to the Manager or its affiliates.

Indemnification Agreement
In connection with the KKR Funds Acquisition, we entered into an indemnification agreement with the Manager, whereby the parties agreed to customary exculpation and indemnification provisions in favor of the Manager and its affiliates in connection with certain transactions, including in connection with the services provided under the Monitoring Agreement.
Transactions with KKR Capital Markets LLC
The Manager has received fees pursuant to the Monitoring Agreement described above. In addition, KKR Capital Markets LLC, an affiliate of KKR Stockholder, provided for the arrangement and syndication of the debt exchange of our senior notes and our credit agreement. In consideration for these services, we incurred $11.7 million, $25.1 million and $0.2 million during the years ended December 31, 2025, 2024 and 2023, respectively.
Capital Stock Ownership
As of December 31, 2025, KKR Funds collectively beneficially own 80.46% of our outstanding common stock by virtue of their beneficial ownership of common stock, which includes the 2015 Warrants and the 2024 Warrants to purchase in the aggregate 102,285,455 shares of our common stock. The 2015 Warrants held by KKR Funds were amended to extend the expiration date of such warrants to May 20, 2034. In addition, pursuant to the Series B Preferred Stock and Warrant Purchase Agreement (as amended by Amendment No.1 to the Series B Preferred Stock and Warrant Purchase Agreement dated as of May 20, 2024), we issued 138,632 shares of Series B Preferred Stock to KKR Funds for an aggregate consideration of $134.6 million. As of December 31, 2025, there were 551,212 shares of Series B Preferred Stock outstanding, with KKR Funds owning 138,905 shares. On March 6, 2026, we redeemed 189,050 shares of Series B Preferred Stock held by Ares and HPS for an aggregate redemption price of approximately $250 million and issued the 2026 Warrants. See “Summary — Recent Developments.” We pay dividends on such shares of Series B Preferred Stock in accordance with the terms and conditions of the security. See “Description of Capital Stock.”
In connection with this offering, we intend to exchange KKR Stockholder’s outstanding shares of Series B Preferred Stock for Preferred Exchange Warrants in the Preferred Exchange. Such exchange will be based on the initial public offering price of $        . Based on an assumed public offering price of $           per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue               Preferred Exchange Warrants in the Preferred Exchange. We intend to use $           of the net proceeds from this offering to redeem the remainder of the Series B Preferred Stock. See “Use of Proceeds.”
In addition, concurrently with this offering, KKR Stockholder or an affiliated investment entity is expected to purchase         Private Placement Warrants for an aggregate purchase price of $      . In connection with the Private Placement, we intend to grant KKR Stockholder additional registration and other rights pursuant to the Registration Rights Agreement.
These affiliates collectively benefit from the rights, including director nomination rights, described above under “— Stockholders Agreement,” “— Registration Rights Agreement” and “— Tax Receivable Agreement.”
Arrangements with Affiliates of Ares
Assuming exercise of all outstanding Company Warrants, as of December 31, 2025, affiliates of Ares collectively beneficially own 8.41% of our outstanding common stock by virtue of their ownership of 2018 Warrants, 2021 Warrants and 2024 Warrants to purchase in the aggregate 12,233,010 shares of our common stock. In addition, as described above under “— Series B Preferred Stock,” pursuant to the Series B Preferred Stock and Warrant Purchase Agreement (as amended by Amendment No.1 to the Series B Preferred Stock and Warrant Purchase Agreement dated as of May 20, 2024), we issued 463,500 shares of Series B Preferred Stock to affiliates of Ares for an aggregate consideration of $450.0 million. In connection with the 2032 Secured Notes offering, we redeemed 231,424 shares of Series B Preferred Stock held by affiliates of

Ares for an aggregate redemption price of approximately $295.3 million. As of December 31, 2025, there were 551,212 shares of Series B Preferred Stock outstanding, with affiliates of Ares owning 232,076 shares. On March 6, 2026, we redeemed 189,050 shares of Series B Preferred Stock for an aggregate redemption price of approximately $250 million, including 106,340 shares held by Ares, and issued the 2026 Warrants. See “Summary — Recent Developments.” We pay dividends on such shares of Series B Preferred Stock in accordance with the terms and conditions of the security. See “Description of Capital Stock.”
We intend to use $          of the net proceeds from this offering to redeem the Series B Preferred Stock that is not subject to the Preferred Exchange, including 125,736 shares held by Ares.
Concurrently with this offering, funds affiliated with Ares are expected to purchase        Private Placement Warrants for an aggregate purchase price of $      . In connection with the Private Placement, we intend to grant Ares registration and other rights pursuant to the Registration Rights Agreement. See “— Registration Rights Agreement.”
In addition, in connection with Ares’ initial acquisition of 2018 Warrants, we, affiliates of KKR and affiliates of Ares entered into a warrantholders’ agreement, which provides for certain “piggyback” registration rights following this offering with respect to registered offering(s) to the extent KKR Stockholder and the affiliated KKR Funds participate.
Arrangements with Affiliates of HPS
Assuming exercise of all outstanding Company Warrants, as of December 31, 2025, affiliates of HPS collectively beneficially own 6.11% of our outstanding common stock by virtue of their ownership of 2024 Warrants to purchase in the aggregate 8,890,458 shares of our common stock. In addition, as described under “— Series B Preferred Stock,” pursuant to the Series B Preferred Stock and Warrant Purchase Agreement (as amended by Amendment No. 1 to the Series B Preferred Stock and Warrant Purchase Agreement dated as of May 20,2024), we issued 360,500 shares of Series B Preferred Stock to affiliates of HPS for an aggregate consideration of $350 million. In connection with the 2032 Secured Notes offering, we redeemed 179,996 shares of Series B Preferred Stock held by affiliates of HPS for an aggregate redemption price of approximately $229.7 million. As of December 31, 2025, there were 551,212 shares of Series B Preferred Stock outstanding, with affiliates of HPS owning 180,504 shares. On March 6, 2026, we redeemed 189,050 shares of Series B Preferred Stock for an aggregate redemption price of approximately $250 million, including 82,710 shares held by HPS, and issued the 2026 Warrants. See “Summary — Recent Developments.” We accrue dividends on such shares of Series B Preferred Stock in accordance with the terms and conditions of the security. See “Description of Capital Stock.”
We intend to use $     of the net proceeds from this offering to redeem the Series B Preferred Stock that is not subject to the Preferred Exchange, including 97,794 shares held by HPS.
Concurrently with this offering, funds affiliated with HPS are expected to        purchase Private Placement Warrants for an aggregate purchase price of $      . In connection with the Private Placement, we intend to grant HPS registration and other rights pursuant to the Registration Rights Agreement. See “— Registration Rights Agreement.”
Arrangements with Officers, Directors and Management Stockholders
Management Stockholders Agreement
We and certain KKR Funds entered into a Management Stockholders Agreement with certain of our senior executive officers and other employees who made an equity investment in us or were granted equity-based awards in connection with the KKR Funds Acquisition.
The Management Stockholders Agreement was amended and restated on July 26, 2024 and provides for certain “piggyback” registration rights following this offering for management stockholders party thereto with respect to registered offering(s) to the extent KKR Stockholder and the affiliated KKR Funds participate.

Transactions with Officers
We have certain agreements with our officers which are described in the section entitled “Compensation Discussion and Analysis.”
Tax Receivable Agreement
Following this offering, we expect to utilize certain pre-IPO tax assets (including federal, state and local net operating loss, deferred interest deduction, tax basis in amortizable or depreciable assets, and certain deductible expenses attributable to the transactions related to this offering) that arose prior to or in connection with this offering, which tax benefits are expected to reduce our future tax payments.
In connection with this offering, we expect to enter into a Tax Receivable Agreement with the TRA parties, including KKR Stockholder and Koch Stockholder, that will provide for the payment by GMR Solutions Inc. to such TRA parties of 85% of the benefits, if any, that GMR Solutions Inc. or our subsidiaries actually realize, or are deemed to realize (calculated using certain assumptions), as a result of savings in U.S. federal, state and local income taxes attributable to GMR Solutions Inc.’s and our subsidiaries’ utilization of the Pre-IPO Tax Benefits. Under the terms of the Tax Receivable Agreement, the TRA parties’ entitlements to payments will take into account their holdings of Company Warrants. In addition, if any Management TRA party elects to participate, he or she will receive up to their pro rata share (based on their outstanding awards) of      % of any such payments to the extent made pursuant to the Tax Receivable Agreement. To the extent a member of management elects not to participate, such member’s pro rata portion will be reallocated to all TRA parties. Actual tax benefits realized by GMR Solutions Inc. and our subsidiaries may differ from tax benefits used to determine payments under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the Tax Receivable Agreement is an obligation of GMR Solutions Inc. and not of our subsidiaries.
For purposes of the Tax Receivable Agreement, the tax benefits will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the Pre-IPO Tax Benefits subject to the Tax Receivable Agreement. The actual and hypothetical tax liabilities determined in the Tax Receivable Agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of the Tax Receivable Agreement will continue until all Pre-IPO Tax Benefits have been utilized (or deemed utilized) or expired. In the event of certain changes of control, certain material breaches of the Tax Receivable Agreement by GMR Solutions Inc., or an insolvency event, the calculation of certain future payments made under the Tax Receivable Agreement will utilize certain valuation assumptions, including that GMR Solutions Inc. will have sufficient taxable income to fully utilize Pre-IPO Tax Benefits.
We expect that the payments that we may make under the Tax Receivable Agreement will be material. Assuming no material changes in the relevant tax law and that we earn sufficient income to realize the full tax benefits subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement will equal in the aggregate approximate $      million to $      million. However, such estimates may materially differ from actual payments made under the Tax Receivable Agreement because the assumptions underlying such estimates may significantly vary from actual results. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or if distributions to GMR Solutions Inc. by our subsidiaries are not sufficient to permit GMR Solutions Inc. to make payments under the Tax Receivable Agreement after it has paid taxes and other expenses. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the TRA parties.
In the event of certain changes of control, certain material breaches of the Tax Receivable Agreement by GMR Solutions Inc., or an insolvency event, the calculation of certain future payments made under the Tax Receivable Agreement will utilize several assumptions, including that GMR Solutions Inc. will have sufficient taxable income in each future taxable year to fully realize the Pre-IPO Tax Benefits in the manner specified in the agreement, and the tax rates for future years will be those specified in the law as in effect at the time of termination. As a result, GMR Solutions Inc. could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement or that are prior to the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity.
Decisions made by KKR Stockholder or other pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by any TRA party under the Tax Receivable Agreement. In addition, payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. GMR Solutions Inc. will not be reimbursed for any payments previously made under the Tax Receivable Agreement if our utilization of tax attributes are successfully challenged by the IRS or other relevant taxing authority (although any such detriment would be taken into account as an offset against future payments if any due to the relevant TRA party under the Tax Receivable Agreement). As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of 85% of our cash tax savings.
Because GMR Solutions Inc. is a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments may be deferred indefinitely while accruing interest at a per annum rate of       (in the case of the deferral of such payments as a result of restrictions imposed under our debt obligations) or       (in the case of the deferral of such payments for any other reason). These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made. See “Risk Factors — Risks Related to this Offering and Ownership of Our Class A Common Stock — GMR Solutions Inc. is a holding company and depends on its subsidiaries for cash to fund its operations, pay taxes and expenses (including payments under the Tax Receivable Agreement), make future dividend payments, if any, and to meet its debt obligations.”
Indemnification of Directors and Officers
We entered into indemnification agreements with our officers and directors. These agreements provide, and our amended and restated bylaws will provide, that we will indemnify our directors and officers to the fullest extent permitted by the DGCL and that we will advance expenses to our directors and officers. In addition, our amended and restated certificate of incorporation will provide that our directors and officers will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. The rights to indemnification and advancement provided under the indemnification agreements and our amended and restated bylaws will not be exclusive of any other indemnity or advancement rights.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification or advancement of expenses is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.
Statement of Policy Regarding Transactions with Related Persons
Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K of the Exchange Act) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K of the Exchange Act in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our General Counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock as of           ,      by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and director nominees, (3) each of our named executive officers and (4) all directors and executive officers as a group. Beneficial ownership of our common stock following this offering gives effect to the Concurrent Transactions and the filing and effectiveness of our amended and restated certificate of incorporation, including the reclassification of all issued shares of common stock into shares of Class A common stock pursuant thereto.
The number of shares of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares to be issued and outstanding immediately prior to the consummation of this offering and the Concurrent Transactions, which assumes the exercise in full of       outstanding Company Warrants at such time, without giving effect to the issuance of New Warrants in the Concurrent Transactions. The number of shares of common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering and the Concurrent Transactions, which assumes the exercise in full of any outstanding Company Warrants at such time, including       New Warrants issuable in the Concurrent Transactions based on an assumed public offering price of $      per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). The number of New Warrants issued in (i) the Preferred Exchange will be based on the aggregate liquidation preference of the applicable shares of Series B Preferred Stock of $     , divided by the initial public offering price, and (ii) the Private Placement will be based on the aggregate purchase price of $     , divided by the initial public offering price. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of       New Warrants. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of       New Warrants. Actual exercise of the outstanding Company Warrants must comply with the foreign ownership limitations set forth in the applicable Company Warrants.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus. Additional beneficial ownership calculated in accordance with the rules of the SEC is provided in the footnotes to the table below, where common stock issuable pursuant to the exercise of Company Warrants that are immediately exercisable or exercisable within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the Company Warrants, but are not deemed outstanding for calculating the percentage ownership of any other person.
To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o GMR Solutions Inc., 4400 Hwy 121, Suite 700, Lewisville, TX 75056.
	Common Stock Beneficially Owned(1) Prior to the Offering and the Concurrent Transactions		Common Stock Beneficially Owned(1) After the Offering and the Concurrent Transactions Assuming Underwriters’ Option is Not Exercised			Common Stock Beneficially Owned(1) After the Offering and the Concurrent Transactions Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner(2)	Number	Beneficially Owned	Number(2)	Beneficially Owned	Voting Power(2)	Number(2)	Beneficially Owned	Voting Power(2)
Greater than 5% Stockholders
KKR Stockholder(3)(5)		%		%	%		%	%
Koch Stockholder(4)		%		%	%		%	%
Entities affiliated with HPS(6)		%		%	%		%	%

	Common Stock Beneficially Owned(1) Prior to the Offering and the Concurrent Transactions		Common Stock Beneficially Owned(1) After the Offering and the Concurrent Transactions Assuming Underwriters’ Option is Not Exercised			Common Stock Beneficially Owned(1) After the Offering and the Concurrent Transactions Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner(2)	Number	Beneficially Owned	Number(2)	Beneficially Owned	Voting Power(2)	Number(2)	Beneficially Owned	Voting Power(2)
Named Executive Officers, Directors and Director Nominees:
Nick Loporcaro		%		%	%		%	%
Edward Van Horne		%		%	%		%	%
Brian Tierney		%		%	%		%	%
Thomas Cook		%		%	%		%	%
Lisa Jacoba		%		%	%		%	%
Johnny Kim		%		%	%		%	%
Max Lin		%		%	%		%	%
Jan Stern Reed		%		%	%		%	%
Timothy Wicks		%		%	%		%	%
All directors, director nominees and executive officers as a group (9 persons)(7)		%		%	%		%	%

*
Less than 1 percent of common stock outstanding.

(1)
The percentage of shares beneficially owned before and after this offering assumes the full exercise of all outstanding Company Warrants.

(2)
Unless otherwise indicated in the below, following this offering each of the holders named below only hold shares of, or securities that are exercisable or convertible into shares of, voting Class A common stock.

(3)
Reflects securities held directly by                  . Without assuming the exercise of all outstanding Company Warrants, the KKR Stockholder beneficially owns     % and     % prior to and following this offering and the Concurrent Transactions (assuming the underwriters’ option is not exercised), respectively. KKR GMR Consolidated Aggregator LLC, as the                   of            , KKR AMG Aggregator L.P., as the sole member of KKR GMR Consolidated Aggregator LLC, KKR AMG Aggregator GP LLC, as the general partner of KKR AMG Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR AMG Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Group Partnership L.P., as the sole shareholder of KKR North America XI Limited, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR & Co. Inc., as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR & Co. Inc., and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. All or a portion of the common stock and warrants held by the KKR Stockholder are expected to be pledged to facilitate KKR Stockholder’s financing of its investment in the Private Placement. Such financing will contain customary default provisions; in the event of a default under such financing, the secured parties may foreclose upon any and all of the shares of common stock and Company Warrants pledged to them and may seek recourse against the borrowers. The lender may have dispositive power over such pledged shares but would not have voting power unless and until such shares are forfeited to the lender following an event of default. The principal business address of each of the entities identified in this footnote is 30 Hudson Yards, New York, NY 10001. The principal business address for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, NY 10001. The principal business address of Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)
Consists of common stock held directly by KED MDXL Investments, LLC (“Koch Stockholder”). Without assuming the exercise of all outstanding Company Warrants, the Koch Stockholder beneficially owns     % and     % prior to and following this offering and the Concurrent Transactions (assuming the underwriters’ option is not exercised), respectively. Koch Stockholder is beneficially owned by KED Holdings, LP (“KED Holdings”), KED Holdings is beneficially owned by Koch Equity Development LLC (“Koch Equity”) (and controlled by KED GP, LLC (“KED GP”), which is also beneficially owned by Koch Equity), Koch Equity is beneficially owned by Koch Investments Group, LLC (“KIG”), KIG is beneficially owned by Koch Investments Group Holdings, LLC (“KIGH”), KIGH is beneficially owned by Koch Companies, LLC (“KCLLC”), and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments. Koch, Inc., KCLLC, KIGH, KIG, KED GP, Koch Equity and KED Holdings may be deemed to beneficially own the shares of common stock of the Company held by the Koch Stockholder by virtue of such beneficial ownership. The registered address for Koch Stockholder and each of its beneficial owners is 4111 East 37th Street North, Wichita, Kansas 67220.

(5)
Interests are held directly by a KKR Funds-controlled vehicle. In connection with the Private Placement, each of KKR Stockholder and Ares anticipate owning the shares of common stock and Company Warrants, as applicable, held by them in a KKR Funds-controlled vehicle. Prior to giving effect to this offering and the Concurrent Transactions, KKR Stockholder and Ares beneficially own     % and     %, respectively. All or a portion of such securities are expected to be pledged by such KKR Funds-controlled vehicle to facilitate the financing of the Private Placement.

(6)
Without assuming the exercise of all outstanding Company Warrants, entities affiliated with HPS beneficially own    % and    % prior to and following this offering and the Concurrent Transactions (assuming the underwriters’ option is not exercised), respectively. All or a portion of the warrants held by entities affiliated with HPS are expected to be pledged to facilitate HPS’s financing of its investment in the Private Placement. Such financing will contain customary default provisions; in the event of a default under such financing, the secured parties may foreclose upon any and all of the Company Warrants pledged to them and may seek recourse against the borrowers. The lender may have dispositive power over such pledged shares but would not have voting power unless and until such shares are forfeited to the lender following an event of default.

(7)
Without assuming the exercise of all outstanding Company Warrants, directors and executive officers beneficially own     % and    % prior to and following this offering and the Concurrent Transactions (assuming the underwriters’ option is not exercised), respectively.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following section summarizes the terms of our material principal indebtedness.
2032 First Lien Term Loan
On September 19, 2025, GMR, Inc. entered into the A&R First Lien Credit Agreement that provides for the 2032 First Lien Term Loan, with a syndicate of lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent.
Borrowings of 2032 First Lien Term Loans under the A&R First Lien Credit Agreement bear interest at a rate per annum equal to, at GMR, Inc.’s option, (a) a rate determined by reference to the forward-looking term SOFR rate published by CME Group Benchmark Administration Limited for the interest period relevant to such borrowing (“Term SOFR”) plus an additional margin equal to 3.50% or (b) a base rate (the “Base Rate”) determined by reference to the highest of (1) the prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) Term SOFR for a one-month interest period plus 1.00%, in each case, plus an additional margin equal to 2.50%, in each case of clauses (a) and (b) above, subject to a 0.25% reduction following achievement of a public corporate family rating by Moody’s equal to or higher than B1. Interest payments under the 2032 First Lien Term Loan are due (i) for loans bearing interest determined by reference to Term SOFR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the Base Rate, quarterly. Additionally, a payment of a principal amount of 2032 First Lien Term Loan equal to the aggregate outstanding principal amount of the initial borrowing multiplied by 0.25% is required quarterly. GMR, Inc. has the right to prepay the 2032 First Lien Term Loan without premium or penalty, except that any repricing transaction that occurs prior to the six-month anniversary of the initial borrowing of the 2032 First Lien Term Loan and the primary purpose of which is to lower the effective yield on the 2032 First Lien Term Loan, shall be subject to a prepayment premium of 1.00% of the principal amount of the 2032 First Lien Term Loan subject to such repricing transaction. The obligations of GMR, Inc. under the A&R First Lien Credit Agreement are unconditionally guaranteed by the 2032 Guarantors. The 2032 First Lien Term Loan is secured on (i) a first-priority basis, subject to permitted liens, by security interests in the Term Loan Priority Collateral, which also secures the 2032 Secured Notes on a first-priority basis and the A&R ABL Facility on a second-priority basis, and (ii) a second-priority basis, subject to permitted liens, by security interests in the ABL Priority Collateral, which also secures the A&R ABL Facility on a first-priority basis and the 2032 Secured Notes on a second-priority basis. The 2032 First Lien Term Loan will mature on October 1, 2032.
Under the A&R First Lien Credit Agreement, Intermediate Corp., GMR, Inc. and the restricted subsidiaries are subject to certain customary covenants, including but not limited to, limitations on investments, acquisitions, restricted payments, liens, asset sales and additional indebtedness. Such covenants are subject to certain thresholds and exceptions set forth therein. For example, the covenant limiting the incurrence of additional indebtedness or shares of disqualified stock (or, in the case of restricted subsidiaries that are not guarantors, preferred stock) permits, among other things, Intermediate Corp., GMR, Inc. and the restricted subsidiaries to incur indebtedness or issue shares of disqualified stock (and, in the case of restricted subsidiaries that are not guarantors, preferred stock) if, after giving effect thereto, and subject to certain enumerated exceptions, either, at the option of GMR, Inc., (i) the consolidated total debt to consolidated EBITDA ratio (calculated on a pro forma basis) is no greater than 6.50 to 1.00 or (ii) the fixed charge coverage ratio (calculated on a pro forma basis) would be at least 2.00 to 1.00.
2032 Secured Notes
On September 19, 2025, GMR, Inc. issued the 2032 Secured Notes, which are guaranteed by the 2032 Guarantors. The 2032 Secured Notes are secured on (i) a first-priority basis, subject to permitted liens, by security interests in the Term Loan Priority Collateral, which also secures the 2032 First Lien Term Loan on a first-priority basis and the A&R ABL Facility on a second-priority basis and (ii) a second-priority basis, subject to permitted liens, by security interests in the ABL Priority Collateral, which also secures the A&R ABL Facility on a first-priority basis and the 2032 First Lien Term Loan on a second-priority basis.

Interest on the 2032 Secured Notes accrues at the rate of 7.375% per annum and is payable semi-annually in arrears on October 1 and April 1 of each year, commencing April 1, 2026. The 2032 Secured Notes will mature on October 1, 2032.
GMR, Inc. may redeem the 2032 Secured Notes, in whole or in part, at its option (i) at any time prior to October 1, 2028, at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make-whole” premium, as described in the 2032 Secured Notes Indenture, (ii) on or after October 1, 2028, at the applicable redemption prices set forth in the 2032 Secured Notes Indenture, plus accrued and unpaid interest, if any, to, but not including the redemption date, (iii) at any time prior to October 1, 2028, up to 40% of the aggregate principal amount of the notes using the net cash proceeds from certain equity offerings at the redemption price set forth in 2032 Secured Notes Indenture, plus accrued and unpaid interest, if any, to, but not including, the redemption date and (iv) until October 1, 2028, up to 10% of the original aggregate principal amount of the notes during each twelve-month period commencing from the issue date of the notes at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a change of control, GMR, Inc. may be required to make an offer to repurchase all of the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the redemption date.
The 2032 Secured Notes and related guarantees are secured on a (i) first-priority basis, subject to permitted liens, by security interests in the Term Loan Priority Collateral and (ii) second-priority basis, subject to permitted liens, by security interests in the ABL Priority Collateral, which also secure GMR, Inc.’s A&R ABL Facility on a first-priority basis and the 2032 First Lien Term Loan on a second-priority basis.
Under the 2032 Secured Notes Indenture, GMR, Inc. and the restricted subsidiaries are subject to certain customary covenants, including but not limited to, limitations on investments, dividends, restricted payments, liens, asset sales and additional indebtedness. Such covenants are subject to certain thresholds and exceptions set forth therein. For example, the covenant limiting the incurrence of additional indebtedness or shares of disqualified stock (and, in the case of restricted subsidiaries that are not guarantors, preferred stock) permits, among other things, GMR, Inc. and the restricted subsidiaries to incur indebtedness or issue shares of disqualified stock (and, in the case of restricted subsidiaries that are not guarantors, preferred stock) if either (i) the fixed charge coverage ratio for the applicable period would be no less than (A) 2.00 to 1.00 or (B) the fixed charge coverage ratio immediately prior to giving effect to such incurrence or (ii) the consolidated total debt ratio for the applicable period would be no greater than (A) 6.50 to 1.00 or (B) the consolidated total debt ratio immediately prior to giving effect to such incurrence, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional indebtedness had been incurred, or the disqualified stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such applicable period.
A&R ABL Facility
On September 19, 2025, GMR, Inc. entered into the Third A&R ABL Credit Agreement that provides for the A&R ABL Facility with a syndicate of lenders, and Bank of America, N.A., as administrative agent and collateral agent.
The A&R ABL Facility is subject to customary borrowing base limitations and is reduced by loans and letter of credit utilization. The borrowing base available to GMR, Inc. under the terms of the A&R ABL Facility is a function of eligible receivables of GMR, Inc. Borrowings of loans under the A&R ABL Facility bear interest at a rate per annum equal to, at GMR, Inc.’s option, (a) Term SOFR plus an additional margin that ranges from 1.75% to 1.25% based on average excess liquidity or (b) the Base Rate plus an additional margin that ranges from 0.75% to 0.25% based on average excess liquidity. Interest payments for loans under the A&R ABL Facility are due (i) for loans bearing interest determined by reference to Term SOFR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the Base Rate, quarterly. GMR, Inc. is also required to pay a commitment fee of 0.375% per annum in respect of any unutilized commitments, which fee is reduced to 0.25% if the average daily used portion of the A&R ABL Facility exceeds 50%. Under the Third A&R ABL Credit Agreement, if excess liquidity is less than the greater of (i) $49.0 million and (ii) 10.0% of the lesser of (x) the aggregate commitments and (y) the then applicable borrowing base, GMR, Inc. must maintain a minimum fixed charge coverage ratio of 1.0:1.0 until such thresholds are exceeded for 20 consecutive calendar days. GMR, Inc.’s obligations under the A&R ABL Facility are unconditionally guaranteed by the 2032 Guarantors. The A&R ABL Facility is secured on (i) a first-priority basis, subject to permitted liens, by security interests in the ABL Priority Collateral and (ii) a second-priority basis, subject to permitted liens, by security interests in the Term Loan Priority Collateral. The A&R ABL Facility will mature on September 19, 2030.
Under the Third A&R ABL Credit Agreement, Intermediate Corp., GMR, Inc. and the restricted subsidiaries are subject to certain customary covenants, including but not limited to, limitations on investments, acquisitions, restricted payments, liens, asset sales and additional indebtedness. Such covenants are subject to certain thresholds and exceptions set forth therein. For example, the covenant limiting the incurrence of additional indebtedness or shares of disqualified stock (or, in the case of restricted subsidiaries that are not guarantors, preferred stock) permits, among other things, Intermediate Corp., GMR, Inc. and the restricted subsidiaries to incur indebtedness or issue shares of disqualified stock (and, in the case of restricted subsidiaries that are not guarantors, preferred stock) if, after giving effect thereto, and subject to certain enumerated exceptions, either, at the option of GMR, Inc., (i) the consolidated total debt to consolidated EBITDA ratio (calculated on a pro forma basis) is no greater than 6.50 to 1.00 or (ii) the fixed charge coverage ratio (calculated on a pro forma basis) would be at least 2.00 to 1.00.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the filing and effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of      shares of Class A common stock, par value $0.0001 per share,      shares of Class B common stock, par value $0.0001 per share, and      shares of preferred stock, par value $0.0001 per share. Immediately following the completion of this offering and after giving effect to the reclassification of all issued shares of common stock into shares of Class A common stock, there are expected to be outstanding      shares of Class A common stock (or      shares if the underwriters exercise in full their over-allotment option) and zero shares of Class B common stock.
Common Stock
Voting
Holders of shares of our Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders generally, subject to the foreign ownership restriction described below. The holders of our Class A common stock vote to elect our directors by a plurality of the votes cast. Except as required by law, holders of our Class B common stock will not be entitled to any votes per share of Class B common stock on matters submitted to our stockholders generally, including for the election of directors.
Dividends
Holders of shares of our Class A common stock and Class B common stock will be entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Notwithstanding the foregoing, dividends in the form of shares of our common stock or securities convertible into or exercisable for shares of our common stock may be paid to the holders of our Class A common stock in the form of shares of (or securities convertible into or exercisable for shares of) Class A common stock and paid to the holders of our Class B common stock in the form of shares of (or securities convertible into or exercisable for shares of) Class B common stock.
Liquidation
Upon our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of preferred stock having preferences upon our liquidation, dissolution or winding up, if any, the holders of shares of our common stock will be entitled to receive our remaining assets available for distribution.
Conversion and Other Rights
Holders of our Class A common stock do not have conversion rights. Each share of Class B common stock will automatically convert into one share of Class A common stock upon the sale or other transfer of such share of Class B common stock by the holder thereof.
Holders of shares of our common stock do not have preemptive or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors to designate our shares of preferred stock into one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the rights, powers (including voting powers) and preferences, and the qualifications, limitations and restrictions thereof, of any series, including, without limitation:
1)
the designation of the series;

2)
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

3)
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

4)
the date or dates at which dividends, if any, will be payable;

5)
the redemption rights and price or prices, if any, for shares of the series;

6)
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

7)
the rights of the holders of any series upon a liquidation, dissolution or winding up and the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

8)
whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of the Company or any other entity and, if so, the specification of the other class or series or other security, the conversion or exchange price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

9)
restrictions on the issuance of shares of the same series or of any other class or series; and

10)
the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that holders of some, or a majority, of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting or subordinating the payment of dividends on the common stock, diluting the voting power of the common stock or subordinating the rights of the common stock to any payment upon a liquidation, dissolution or winding up of the Company or other event. The issuance of preferred stock could have the effect of delaying, deferring, impeding, or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of shares of one or more series of our preferred stock may have an adverse impact on the market price of our common stock.
Series B Preferred Stock
We have issued an aggregate of 962,632 shares of Series B Preferred Stock, with an initial stated value of $1,000.0 per share. There were 551,212 shares of Series B Preferred Stock outstanding as of December 31, 2025. On March 6, 2026, we redeemed 189,050 shares of Series B Preferred Stock held by Ares and HPS for an aggregate redemption price of approximately $250 million. As of the date of this prospectus, there are 362,162 shares of Series B Preferred Stock outstanding.
In connection with this offering, we intend to exchange KKR Stockholder’s outstanding shares of Series B Preferred Stock for Preferred Exchange Warrants in the Preferred Exchange. See “Company Warrants.” We intend to use $         of the net proceeds from this offering to redeem the remainder of the Series B Preferred Stock. See “Use of Proceeds.”

Company Warrants
On April 28, 2015, we issued the 2015 Warrants to purchase an aggregate of 98.9 million shares of common stock at an exercise price of $0.0001 per share,      of which remain currently outstanding and exercisable as of the date of this prospectus.
On March 14, 2018, we issued the 2018 Warrants to purchase an aggregate of 609,764 shares of common stock at an exercise price of $0.0001 per share,      of which remain currently outstanding and exercisable as of the date of this prospectus.
On December 17, 2021, we issued the 2021 Warrants to purchase an aggregate of 192,657 shares of common stock at an exercise price of $0.0001 per share,      of which remain currently outstanding and exercisable as of the date of this prospectus.
On April 16, 2024 and May 20, 2024, we issued the 2024 Warrants to purchase an aggregate of 23,739,914 shares of common stock at an exercise price of $0.01 per share,       of which remain currently outstanding and exercisable as of the date of this prospectus. On March 6, 2026, we exchanged certain of such warrants for 2026 Voting Warrants to purchase 16,236,509 shares of Class A common stock and 2026 Non-Voting Warrants to purchase 4,084,538 shares of Class B common stock. See “Summary — Recent Developments.”
In connection with this offering, we intend to exchange KKR Stockholder’s outstanding shares of Series B Preferred Stock for Preferred Exchange Warrants in the Preferred Exchange. The number of Preferred Exchange Warrants issued in the Preferred Exchange will be based on the aggregate liquidation preference of the applicable shares of Series B Preferred Stock of $       , divided by the initial public offering price. Based on an assumed public offering price of $        per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue          Preferred Exchange Warrants in the Preferred Exchange. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of           Preferred Exchange Warrants. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of            Preferred Exchange Warrants.
In addition, concurrently with this offering, funds affiliated with each of KKR Stockholder, Ares and HPS are expected to purchase       Private Placement Warrants for an aggregate purchase price of $      in the Private Placement. The Private Placement is expected to be entered into immediately following the pricing of this offering and close on the second business day thereafter. Based on an assumed public offering price of $      per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue       Private Placements Warrants in the Private Placement. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of        Private Placement Warrants. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of        Private Placement Warrants.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the year in which the dividend is declared and/or the preceding year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock having a par value. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the capital of the corporation is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends, if any, will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law governing the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock in one or more series on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors with the directors serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the total number of directors constituting our board of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•
prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% in voting power of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” generally means the stock of any class or series entitled to vote generally in the election of directors.
This provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period after the time at which they became an interested stockholder subject to the restrictions on business combinations. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the restrictions on business combinations would not apply to an interested stockholder if our board of directors, prior to the time a person becomes an interested stockholder, approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. By discouraging persons from becoming interested stockholders, these provisions may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that KKR Stockholder and the affiliated KKR Funds and any of its direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to KKR Stockholder under the stockholders agreement to be entered into in connection with this offering, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors who are elected by a vote of our stockholders generally.

Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that at any time when KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate at least 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, special meetings of our stockholders may be called by or at the direction of the board of directors or the chairman of the board of directors at the request of KKR Stockholder. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to KKR Stockholder and the affiliated KKR Funds for as long as (i) the stockholders agreement to be entered into in connection with this offering remains in effect and/or (ii) KKR Stockholder beneficially owns, in the aggregate, at least 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, except as otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Subject to the rights of the holders of our preferred stock, our amended and restated certificate of incorporation will preclude stockholder action by written consent once KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate, at least 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission, or repeal. At any time when KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.
The DGCL generally provides that the affirmative vote of the holders of a majority in voting power of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation will provide that once KKR Stockholder and the affiliated KKR Funds beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:
•
the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our amended and restated bylaws;

•
the provisions providing for a classified board of directors (the election and term of our directors);

•
the provisions regarding resignation and removal of directors;

•
the provisions regarding competition and corporate opportunities;

•
the provisions regarding entering into business combinations with interested stockholders;

•
the provisions regarding stockholder action by written consent;

•
the provisions regarding calling special meetings of stockholders;

•
the provisions regarding filling vacancies on our board of directors and newly created directorships;

•
the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•
the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting, the limitations on stockholders’ ability to act by consent in lieu of a meeting of stockholders or to call special meetings of stockholders, the provisions of our certificate of incorporation governing the filling of vacancies and newly created directorships and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These supermajority provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization, or tender offer.
These supermajority provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These supermajority provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The supermajority provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such supermajority provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such supermajority provisions may also have the effect of preventing changes in management.

Foreign Ownership Limitation
Our amended and restated certificate of incorporation will limit the total number of shares of equity securities held by all persons who fail to qualify as citizens of the United States to no more than 24.9% of the voting power of our outstanding equity securities. In the event that this threshold is exceeded, the number of votes such holders will be entitled to vote shall be reduced pro rata by such amount so that their aggregate voting power equals this threshold amount. Our amended and restated certificate of incorporation will provide that the Company may require a certification from holders of our common stock as to the amount of equity securities held by holders who are not citizens of the United States.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us, our conversion to another entity or our domestication to another jurisdiction. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment in cash of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and the stockholder establishes demand futility or the wrongful refusal of that stockholder’s demand.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or the federal court (as appropriate) located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Company to the Company or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs, or otherwise not receive the benefits that we expect our forum selection provisions to provide. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules, and regulations.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, we will renounce any interest or expectancy in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or in respect of matters that compete with us or our affiliates as it relates to KKR Stockholder, any of the affiliated KKR Funds, any director who is not employed by us and any affiliate of any such director. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and certain officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation will not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.
Our amended and restated bylaws will provide that we must generally indemnify our directors and officers to the fullest extent authorized by the DGCL must generally advance expenses to our directors and officers. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors and executive officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Vinyl Equity, Inc.
Listing
We intend to apply to have our Class A common stock listed on the NYSE under the symbol “GMRS.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired pursuant to this offering. This summary deals only with our Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “foreign controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our Class A common stock, you should consult your tax advisors.
If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “— Gain on Disposition of Class A Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.
Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

Gain described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person. In addition, if a non-U.S. holder is a foreign corporation, such gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, if we are or were to become a United States real property holding corporation, gain arising from the sale or other taxable disposition of our Class A common stock by a non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable U.S. Treasury regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our Class A common stock, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — Future sales or issuances, or the perception of future sales or issuances, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.”
Upon completion of this offering we will have a total of      shares of our common stock outstanding (or      shares if the underwriters exercise in full their over-allotment option), excluding shares issuable upon exercise of outstanding Company Warrants. In addition, following this offering and the Concurrent Transactions (based on an assumed public offering price of $       per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus)), we will also have          Company Warrants outstanding to purchase            shares of Class A common stock and         shares of Class B common stock. Of the outstanding shares,      shares sold in this offering (or      shares if the underwriters exercise in full their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing stockholders), may be sold only in compliance with the limitations described below.
Lock-up Agreements
In connection with this offering, we, our directors and executive officers, and substantially all of our existing stockholders will agree, subject to certain exceptions, not to sell, dispose of, or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus. See “Underwriting (Conflicts of Interest).”
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately      shares immediately after this offering (or      shares if the underwriters

exercise in full their over-allotment option), excluding shares issuable upon exercise of outstanding Company Warrants; or
•
the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who received shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation, or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock subject to issuance under the existing 2015 Equity Incentive Plan and awards issuable under our 2026 Equity Incentive Plan, to be adopted in connection with this offering, and our ESPP, to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover      shares of our Class A common stock.
Registration Rights
For a description of rights some holders of common stock will have to require us to register the shares of our common stock they own, see “Certain Relationships and Related Party Transactions.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately    % of our outstanding common stock (or approximately    %, if the underwriters exercise in full their over-allotment option), excluding shares issuable upon exercise of outstanding Company Warrants. In addition,             shares of Class A common stock issuable upon exercise of Company Warrants, including          New Warrants issued in the Concurrent Transactions based on an assumed public offering price of $            per share of Class A common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), are entitled to registration rights. These shares of common stock also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

UNDERWRITING (CONFLICTS OF INTEREST)
We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. J.P. Morgan Securities LLC is the representative of the underwriters.
Underwriters	Number of Shares
J.P. Morgan Securities LLC
KKR Capital Markets LLC
BofA Securities, Inc.
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Morgan Stanley & Co. LLC
UBS Securities LLC
Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option to purchase additional shares is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters have an option to buy up to an additional      shares solely to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. The underwriters may exercise that option to purchase additional shares for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
In connection with this offering, we, our directors and executive officers, and substantially all of our existing stockholders will agree, subject to certain exceptions, not to sell, dispose of, or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common shares, or that the shares will trade in the public market at or above the initial public offering price.
We intend to list our shares on the NYSE under the symbol “GMRS.”
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . We will agree to reimburse the underwriters for certain of their expenses in an amount up to $      . We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Additionally, affiliates of certain of the underwriters are expected to provide margin loans to the KKR Stockholder, Ares and HPS to facilitate the financing of their respective investment in the Private Placement.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Conflicts of Interest
KKR Funds beneficially own in excess of 10% of our issued and outstanding common stock. KKR Capital Markets LLC is an underwriter in this offering and is affiliated with such KKR Funds that beneficially own in excess of 10% of our issued and outstanding common stock. As a result, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121, which requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, this prospectus and the registration statement of which this prospectus forms a part.     has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act.          will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify     against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
The shares are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the shares or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the shares or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, Section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
No shares of have been offered or sold, and the shares may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”)) or which do not constitute an offer or invitation to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the shares has been or will be issued or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
The shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The consolidated financial statements of GMR Solutions Inc. as of and for the years ended December 31, 2025, 2024 and 2023, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our shares of Class A common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document are not necessarily complete, and in each instance, we refer you to the copy or form of such contract, agreement or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will become subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will be required to file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (http://www.globalmedicalresponse.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
GMR Solutions Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of GMR Solutions Inc. and subsidiaries (the Company, formerly known as GMR Buyer Corp) as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations, mezzanine equity and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the implicit price concession estimate on fee for service revenue
As discussed in Notes 5 and 6 to the consolidated financial statements, fee for service revenue is recognized at the time transport services are provided, net of contractual adjustments such as contractual allowances (explicit price concession) and discounts for uninsured patients (implicit price concession). The Company assesses the estimates of contractual adjustments and discounts for uninsured patients and payor mix for a period of at least one year following the date of service by analyzing actual results, including cash collections, against estimates at each reporting date. The Company’s net transport revenue for the year ended December 31, 2025 was $5,560 million.
We identified the evaluation of the implicit price concession estimate on fee for service revenue as a critical audit matter. Specifically, the evaluation of current business and economic conditions on the future cash collection rate assumption required a high degree of auditor judgement because of the inherent uncertainty in the ultimate timing and amount of future cash collections. Changes to this assumption could have had a significant impact on the Company’s implicit price concession estimate.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s process to estimate implicit price concessions, including controls related to the evaluation of current business and economic conditions on the future cash collection rate assumption. We evaluated current business and economic conditions on the future cash collection rate assumption by:
•
analyzing the effect of historical business and economic conditions on historical cash collection rate trends

•
evaluating the effect of historical cash collection rate trends on management’s future cash collection rate assumption

•
comparing current business and economic assumptions identified by management to recent industry publications

/s/ KPMG LLP
We have served as the Company’s auditor since 2013.
Denver, Colorado
March 20, 2026

GMR Solutions Inc.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$609,349	$352,293
Insurance collateral	78,608	82,512
Accounts receivable, net	1,094,814	1,077,821
Spare parts, medical supplies and fuel	115,725	105,704
Prepaid expenses	105,014	75,008
Other current assets	128,571	124,197
Total current assets	2,132,081	1,817,535
Property and equipment, net	1,361,278	1,245,735
Operating right-of-use assets	203,258	199,271
Finance right-of-use assets	85,030	78,210
Intangible assets, net	1,204,237	1,308,519
Goodwill	2,180,581	2,180,581
Other assets	315,580	286,745
Total assets	$7,482,045	$7,116,596
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	60,047	54,659
Accrued wages, benefits and taxes	339,710	292,043
Accrued interest	75,655	19,438
Other accrued liabilities	363,160	413,880
Current portion of lease obligations	78,717	73,191
Current portion of long-term debt	147,140	162,221
Total current liabilities	1,064,429	1,015,432
Operating lease obligations	171,880	171,872
Finance lease obligations	74,943	70,051
Long-term debt	4,898,769	4,383,025
Deferred income taxes	209,067	169,968
Insurance reserves	312,069	251,089
Other long-term liabilities	101,593	89,776
Total liabilities	6,832,750	6,151,213
Commitments and contingencies
Mezzanine equity:
Redeemable preferred stock	445,140	777,388
Total mezzanine equity	445,140	777,388
Stockholders’ equity:
Common stock, $0.0001 par value, 200,000,000 shares authorized and 22,096,835 and 21,675,837 shares issued and outstanding, respectively	2	2
Additional paid-in capital	456,466	648,761
Retained earnings (deficit)	(259,492)	(465,719)
Accumulated other comprehensive income (loss)	7,179	4,951
Total stockholders’ equity (deficit)	204,155	187,995
Total liabilities, mezzanine equity and stockholders’ equity	$7,482,045	$7,116,596
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GMR Solutions Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share amounts)
	Year Ended December 31,
	2025	2024	2023
Net revenue	$5,739,776	$5,976,198	$5,394,711
Operating expenses:
Employee wages, benefits and taxes	3,028,592	3,053,658	2,840,937
Maintenance, fuel and other direct expenses	478,479	483,825	475,164
Insurance expense	191,575	170,514	156,514
Other operating expenses	887,421	1,248,884	1,186,541
Depreciation and amortization	329,591	297,796	314,446
Impairment of assets held for sale and other investments	14,100	7,527	32,243
Acquisition, integration and other charges	58,422	97,788	38,290
Total operating expenses	4,988,180	5,359,992	5,044,135
Operating income	751,596	616,206	350,576
Interest expense, net	422,667	499,252	521,163
Loss on debt extinguishment	5,745	17,516	—
(Gain) loss on divestiture of businesses	3,837	(5,857)	—
Equity in (earnings) losses of unconsolidated affiliates	(2,343)	(7,213)	(4,700)
Other (income) loss, net	5,163	(2,015)	(5,299)
Net income (loss) before income taxes	316,527	114,523	(160,588)
Income tax (benefit) expense	110,300	94,114	42,074
Net income (loss)	$206,227	$20,409	$(202,662)
Net income (loss) available to common stockholders per share:
Basic	$0.78	$(1.98)	$(9.79)
Diluted	$0.24	$(1.98)	$(9.79)
Weighted-average common shares outstanding:
Basic	45,586,162	35,631,086	20,694,609
Diluted	149,125,338	35,631,086	20,694,609
Comprehensive income (loss):
Net income (loss)	206,227	20,409	(202,662)
Other comprehensive income (loss)
Unrealized holding gains (losses) on investments	1,375	3,988	4,765
Defined benefit pension plan net gain (loss)	1,535	2,184	(125)
Deferred income tax benefit (expense), net	(682)	(1,405)	(1,033)
Total other comprehensive income (loss), net of income tax	2,228	4,767	3,607
Comprehensive income (loss)	$208,455	$25,176	$(199,055)
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GMR Solutions Inc.
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
(Amounts in thousands, except share amounts)
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Redeemable Preferred Stock
	Shares	Amount					Shares	Amount
Balance at December 31, 2022	20,694,028	$2	$477,411	$(283,466)	$(3,423)	$190,524	—	$—
Stock-based compensation expense	—	—	6,163	—	—	6,163	—	—
Issuance of shares under stock award plan, net of shares withheld for cash taxes paid	10,603	—	—	—	—	—	—	—
Net income (loss)	—	—	—	(202,662)	—	(202,662)	—	—
Other comprehensive income (loss), net of tax benefit (expense) of ($1.0) million	—	—	—	—	3,607	3,607	—	—
Balance at December 31, 2023	20,704,631	$2	$483,574	$(486,128)	$184	$(2,368)	—	$—
Repurchase of common stock	(120,149)	—	(1,010)	—	—	(1,010)	—	—
Issuance of redeemable preferred stock and warrants to purchase common stock	—	—	157,206	—	—	157,206	962,632	777,388
Stock-based compensation expense	—	—	14,546	—	—	14,546	—	—
Issuance of shares under stock award plan, net of shares withheld for cash taxes paid	1,091,355	—	(5,555)	—	—	(5,555)	—	—
Net income (loss)	—	—	—	20,409	—	20,409	—	—
Other comprehensive income (loss), net of tax benefit (expense) of ($1.4) million	—	—	—	—	4,767	4,767	—	—
Balance at December 31, 2024	21,675,837	$2	$648,761	$(465,719)	$4,951	$187,995	962,632	$777,388
Repurchase of common stock	(10,533)	—	(86)	—	—	(86)	—	—
Redemption of redeemable preferred stock	—	—	(192,752)	—	—	(192,752)	(411,420)	(332,248)
Stock-based compensation expense	—	—	2,271	—	—	2,271	—	—
Issuance of shares under stock award plan, net of shares withheld for cash taxes paid	431,531	—	(1,728)	—	—	(1,728)	—	—
Net income (loss)	—	—	—	206,227	—	206,227	—	—
Other comprehensive income (loss), net of tax benefit (expense) of ($0.7) million	—	—	—	—	2,228	2,228	—	—
Balance at December 31, 2025	22,096,835	$2	$456,466	$(259,492)	$7,179	$204,155	551,212	$445,140
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GMR Solutions Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$206,227	$20,409	$(202,662)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	329,591	297,796	314,446
Amortization of deferred financing costs and debt discount	13,625	20,795	27,593
Paid-in-kind interest on long-term debt	22,450	22,370	—
Loss on debt extinguishment	5,745	17,516	—
Impairment of assets held for sale and other investments	14,100	7,527	32,243
(Gain) loss on divestiture of businesses	3,837	(5,857)	—
Stock-based compensation expense	2,271	14,546	6,163
Liability classified stock awards	9,558	40,444	—
Loss (gain) on disposal of property and equipment	5,037	16,214	(1,920)
Unrealized loss (gain) on marketable equity securities	531	3,530	(6,152)
Deferred income taxes	39,288	(33,393)	30,033
Other, net	3,876	(6,723)	4,812
Changes in assets and liabilities, net of effects of acquisitions
Accounts receivable, net	(16,993)	(96,859)	41,831
Accounts payable	5,388	(14,675)	(3,045)
Accrued wages, benefits and taxes	43,408	62,681	3,118
Accrued interest	57,613	(72,079)	63,180
Accrued liabilities	(71,064)	75,728	(11,729)
Other assets and liabilities, net	(33,342)	(123,758)	(40,159)
Net cash provided by (used in) operating activities	641,146	246,212	257,752
Cash flows from investing activities:
Acquisition of businesses, net of cash and restricted cash acquired	—	(500)	—
Proceeds from divestiture of businesses	2,819	244,148	—
Proceeds from asset disposals related to sales and insurance recoveries	12,869	6,633	24,721
Purchases of property and equipment	(258,542)	(268,617)	(171,009)
Net change in investments held as insurance collateral	(1,654)	(6,483)	705
Purchases of marketable securities	(61,590)	(112,486)	(85,981)
Sales and maturities of marketable securities	65,874	212,084	89,540
Other investing activities, net	(9,751)	(26,810)	(945)
Net cash provided by (used in) investing activities	(249,975)	47,969	(142,969)
Cash flows from financing activities:
Payments on finance lease obligations	(14,528)	(32,480)	(34,044)
Principal payments on long-term debt	(740,141)	(1,114,077)	(151,357)
Payment of deferred financing costs	(6,188)	—	—
Proceeds from issuance of long-term debt	1,151,827	159,288	43,226
Repurchase of common stock	(86)	(1,010)	—
Issuance of warrants to purchase common stock	—	157,206	—
(Redemption) issuance of redeemable preferred stock	(525,000)	777,388	—
Cash taxes paid on net settled stock awards	(1,728)	(5,555)	—
Net cash provided by (used in) financing activities	(135,844)	(59,240)	(142,175)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	—	(490)	(112)
(Decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	255,327	234,451	(27,504)
Cash and cash equivalents, beginning of period (including restricted cash and restricted cash equivalents of $16.6 million, $7.2 million and $15.6 million, respectively)	368,902	134,451	161,955
Cash and cash equivalents, end of period (including restricted cash and restricted cash equivalents of $14.8 million, $16.6 million and $7.2 million, respectively)	$624,229	$368,902	$134,451
Supplemental disclosure of cash flow information
Equipment (primarily aircraft) additions financed with the issuance of debt	$49,002	$33,471	$51,007
Cash paid (received) during the period for:
Interest	$338,899	$556,524	$436,457
Income taxes, net of refunds received	$137,252	$66,441	$7,605
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GMR Solutions Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF COMPANY
GMR Solutions Inc. is organized as a holding company, operating through its various subsidiaries (collectively, “GMR” or the “Company”). GMR delivers compassionate, quality medical care, meeting a patient’s unplanned and planned care needs. GMR provides emergent, non-emergent, disaster response and event medical services across the healthcare ecosystem, serving local communities, health systems, payors, public health and local, state, and federal agencies primarily within the United States.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to reflect the consolidated financial position, results of operations and cash flows of the Company. The consolidated financial statements of the Company include all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.
Segments
Business segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Based on the way the Company manages its business, as a nationally integrated air and ground mobile patient care provider, the Company has determined that it currently operates with one reportable segment. This conclusion is supported by the Company’s operational structure, which includes corporate development, operations, and administrative functions focused on the entire integrated platform rather than on individual service offerings. Further, the Company’s chief operating decision maker, the chief executive officer, predominantly uses consolidated financial information in assessing operating performance and allocating resources.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities three months or less when purchased. Cash and cash equivalents are reflected in the financial statements at cost, which approximates fair value.
Restricted Cash
As of December 31, 2025 and 2024, the Company held restricted cash and cash equivalents of $12.9 million and $15.1 million, respectively, classified within “Insurance collateral” in the accompanying consolidated balance sheets. The cash was restricted for the purpose of satisfying the obligations of the Company’s wholly-owned captive insurance subsidiary.
As of December 31, 2025 and 2024, the Company held restricted cash and cash equivalents of $1.9 million and $1.5 million, respectively, classified within “Other Assets” in the accompanying consolidated balance sheets. The cash was restricted for the purpose of satisfying the obligations of the Company’s deferred compensation plan.

Spare Parts, Medical Supplies, and Fuel
Spare parts, medical supplies and fuel are comprised primarily of expendable aircraft parts, serialized parts, medical supplies and maintenance supplies related to flight equipment. Aircraft parts, serialized parts and maintenance supplies related to flight equipment are recorded at the lower of cost (average cost) or net realizable value. Spare parts and medical supplies are capitalized as inventory at cost, determined on a first-in, first out basis when purchased and charged to expense as used.
Deferred Financing Costs
Direct costs incurred to obtain debt are capitalized and amortized using the effective-interest method over the term of the underlying debt. These deferred financing costs are shown as part of the net amount for the applicable underlying debt.
Income Taxes
Deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be realized. The respective tax authorities, in the normal course, audit previous tax filings. The Company considers many factors and uses judgement in estimating and assessing the impact of uncertain tax positions.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Account Standards Board (“FASB”) or other standards setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the impact of any other recently issued standards that are not yet effective are either not applicable to the Company at this time or will not have a material impact on the Company’s consolidated financial statements upon adoption.
In December 2023, the FASB issued Accounting Standards Update 2023-09, “Improvements to Income Tax Disclosures”. The amendments in ASU 2023-09 are intended to improve income tax disclosures, primarily related to the effective tax rate reconciliation and income taxes paid information. The standard is effective for public business entities for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted these amendments on January 1, 2025 and applied on a prospective basis. The adoption of ASU 2023-09 did not have a material impact on the Company’s consolidated financial statements. The Income Taxes footnote disclosure was updated to reflect adoption of the standard.
In November 2024, the FASB Issued Accounting Standards Update 2024-03, “Income Statement — Reporting Comprehensive Income — Expense disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which expands disclosures about specific expense categories at interim and annual reporting periods. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.
NOTE 3 — BASIC AND DILUTED NET INCOME (LOSS) PER SHARE
Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income (loss) by the weighted-average shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of shares of common stock that would then share in the earnings of the Company. The potential dilution from stock awards is accounted for using the treasury stock method and average market prices during the period. The number of shares issuable on the exercise of share based awards and warrants that were excluded from the calculation of diluted net income (loss) per share because the effect of their inclusion would have been anti-dilutive totaled approximately 10,200, 105,652,000 and 105,762,000 for the years ended December 31, 2025, 2024 and 2023, respectively.
Presented below is basic and diluted EPS for the years ended December 31, 2025, 2024 and 2023 (in thousands, except share and per share amounts):
	Year Ended December 31,
(in thousands, except share and per share amounts)	2025	2024	2023
Net income (loss)	$206,227	$20,409	$(202,662)
Undeclared dividends on redeemable preferred stock	(146,054)	(90,821)	—
Loss on redemption of redeemable preferred stock	(24,410)	—	—
Net income (loss) available to common stockholders	35,763	(70,412)	(202,662)
Weighted-average common shares outstanding:
Basic	45,586,162	35,631,086	20,694,609
Dilutive impact of stock awards outstanding	3,870,984	—	—
Dilutive impact of warrants to purchase common stock outstanding	99,668,192	—	—
Diluted	149,125,338	35,631,086	20,694,609
Net income (loss) available to common stockholders per share:
Basic	$0.78	$(1.98)	$(9.79)
Diluted	$0.24	$(1.98)	$(9.79)
In May 2024, there were 23.7 million warrants to purchase common stock issued for little to no consideration and therefore were included in the basic weighted-average common shares outstanding as of December 31, 2025 and 2024.
NOTE 4 — ASSETS HELD FOR SALE
Assets and liabilities to be disposed of by sale (“disposal group”) are classified as held for sale if their carrying amounts are principally expected to be recovered through a sale transaction rather than through continuing use. The classification occurs when the disposal group is available for immediate sale and the sale is probable. These criteria are generally met when an agreement to sell exists, or management has committed to a plan to sell the assets within one year. Disposal groups are measured at the lower of carrying amount or fair value less costs to sell, and long-lived assets within the disposal group are not depreciated or amortized. The fair value of a disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value of the disposal group.
During the year ended December 31, 2023, asset groups within the Company’s coordinated care, fire services, and charter flights were classified as held for sale, resulting in assets and liabilities of approximately $427.6 million and $215.6 million, respectively, at December 31, 2023 classified as such in the consolidated balance sheets. The Company determined these disposal groups did not meet the criteria for classification as discontinued operations.
For the years ended December 31, 2024 and 2023, the estimated fair values of the disposal groups required an impairment charge of approximately $7.5 million and $32.2 million, respectively, in the consolidated statements of operations.
On October 1, 2024, the Company completed the divestiture of all equity interests of Access2Care, LLC, for initial total consideration of $47.5 million, paid in cash. In connection with the finalization of a working capital adjustment, the Company received $1.4 million, in cash, during March 2025. The divestiture was considered final as of June 2025.
On November 13, 2024, the Company completed the divestiture of certain assets of Grandview Aviation, LLC, for total consideration of $95.1 million, paid in cash. The assets and liabilities not included in the divestiture were reclassified to operating assets and liabilities on the consolidated balance sheets as of December 31, 2024, as they no longer met held for sale criteria. The divestiture was considered final as of March 2025.
On December 12, 2024, the Company completed the divestiture of all equity interests of Rural/Metro Fire Dept., Inc., and Valley Fire Services, Inc., for initial total consideration of $104.1 million, paid in cash. In connection with the finalization of a working capital adjustment, the Company paid $3.6 million during June 2025. The divestiture was considered final as of June 2025.
For the years ended December 31, 2025 and 2024, a total net loss on divestitures of approximately $3.8 million and a total net gain on divestitures of approximately $5.9 million, respectively, were recognized in the consolidated statements of operations related to the three transactions.
There were no held for sale assets or liabilities of the business as of December 31, 2025 and 2024.
NOTE 5 — REVENUE RECOGNITION
The majority of our revenue is generated from fee for service patient revenue, which is derived principally from air and ground medical transport services provided to patients of healthcare facilities and communities served. While our contracts originate with a healthcare facility or community served and these entities may receive some value from the services provided to its patients or citizens, the patient or citizen is the primary beneficiary as they are the one that actually receives the service (i.e. medical transportation). Generally accepted accounting principles, specifically FASB Accounting Standards Codification (“ASC”) 606, Revenue, requires identification of a customer for accounting purposes, which in the case of fee for service patient revenue, is the patient, to which we agree to provide transportation and other medically necessary support services in exchange for consideration. The Company does not consider the contract with the healthcare facility or community in a patient service revenue arrangement a contract with a customer under ASC 606 as only the patient is considered the customer. These types of contracts, which generally have durations longer than one year and include cancellation provisions, allow the Company access to patients and are used to determine the terms and conditions of the agreement with the patient, but are not considered a separate arrangement with a different customer. The Company reports revenue at the amounts that reflect the consideration we expect to receive in exchange for providing medical transportation services. These amounts are due from patients, third-party payors (including managed care payors and government programs) and others. Generally, we bill our patients and third-party payors several days after the services are performed with no significant payment terms, as payment is due upon receipt of the bill. Revenue is recognized as performance obligations are satisfied. Each transport constitutes a single performance obligation and, in most instances occur at readily determinable transaction prices. As a practical expedient, the Company applies a portfolio approach to sources of patient revenue, applied by payor type. At this level, each portfolio shares the characteristics conducive to ensuring that the results do not materially differ from the application to each individual patient contract related to each transport.
Estimating revenue is a complex process, largely due to the volume of transactions, the number and complexity of contracts with payors, the limited availability, at times, of certain patient and payor information at the time services are provided, and the length of time it takes for collections to fully mature, which can vary widely depending on individual payor review processes. Patients are billed for services provided, and the Company receives payments for these services from patients or their third-party payors. Payments for services provided are generally less than billed charges. The Company recognizes fee for service revenue, net of contractual adjustments and discounts for uninsured patients, at the time transport services are provided. In the period services are provided, the Company estimates gross charges based on: billed services plus an estimate for unbilled services based on pending case data collected, estimates of contractual allowances (explicit price concession) based on contracted rates and historical or actual cash collections, when available, and estimates of the discount (implicit price concession) for uninsured patients based on historical cash collections from uninsured patients. For third-party payors, the specific benefits provided for under each patients’ healthcare plan, mandated payment rates under the Medicare and Medicaid programs, as applicable, and historical cash collections are utilized. These expected collections are based on fees and negotiated payment rates in the case of third-party payors, the specific benefits provided for under each patient’s healthcare plans, mandated payment rates in the case of Medicare and Medicaid programs, and historical cash collections in combination with expected collections from third party payors. In addition, the Company records net revenue from uninsured patients at an estimated realizable value based on historical cash collections. The price concession includes an estimate of uncollectible balances due from uninsured patients, uncollectible co-pay and deductible balances due from insured patients and special charges, if any, for uncollectible balances due from managed care, commercial and governmental payors.
The relationship between gross charges and the transaction price recognized is significantly influenced by payor mix. Collections on gross charges, compared to the transaction price, can vary greatly depending on whether the patients served by the Company are insured and the nature of the Company’s contractual relationships with those payors. Payor mix is subject to change as additional patient and payor information is obtained after the period services are provided. The Company assesses the estimates of unbilled revenue, contractual adjustments (explicit price concessions) and discounts (implicit price concessions) for uninsured patients and payor mix for a period of at least one year following the date of service by analyzing actual results, including cash collections, against estimates at each reporting date. Changes in these estimates are charged or credited to net revenue in the consolidated statement of operations in the period that the assessment is made. Significant changes in payor mix, contractual arrangements with payors, specialty mix, acuity, business office operations, general economic conditions and health care coverage provided by federal or state governments or private insurers may have a significant impact on estimates and significantly affect the results of operations and cash flows. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.
The Company’s billing and accounting systems provide historical trends of cash collections and contractual write-offs, accounts receivable agings and established fee adjustments from third-party payors. These estimates are recorded and monitored monthly as revenues are recognized. The principal exposure for uncollectible fee for service visits is from self-pay patients and, to a lesser extent, for co-payments and deductibles from patients with insurance.
Other sources of revenue primarily represent income earned from our membership programs, fire protection service contracts, standby, special event, community subsidies, coordinated care services, charter services and income earned from our contract with the Federal Emergency Management Agency (“FEMA”) for disaster relief efforts and other federal and state agencies to coordinate emergency medical services responses. Revenue is recognized for these services when our performance obligation is satisfied, which is generally when services are rendered and in an amount that reflects the consideration to which we expect to be entitled. At contract inception, we assess the services specified and identify a performance obligation for each distinct contracted service. These other sources of revenue contracts general consist of fixed-price or variable consideration. Revenue for fixed-price contracts is typically recognized at the time of billing, unless evidence suggests that the revenue is earned or the Company’s obligations are fulfilled in a different pattern. In these instances, revenues are deferred and recognized ratably over the life of the contract. Payment is generally received upfront and revenues are deferred and recognized over the life of the contractual service period. Revenue for variable consideration contracts is typically recognized as the services are performed at the contractually billable rate.
Net revenue for the years ended December 31, 2025, 2024 and 2023 consisted of the following (in thousands):
	Year Ended December 31,
	2025	2024	2023
Medicare	$1,346,903	$1,389,746	$1,322,096
Medicaid	451,354	451,357	466,072
Commercial insurance and managed care (excluding Medicare and Medicaid managed care)	3,266,337	2,743,795	2,375,937
Other third-party payors	393,305	321,950	246,289
Self-pay	101,735	105,119	105,803
Net transport revenue	5,559,634	5,011,967	4,516,197
Complementary Revenue	180,142	964,231	878,514
Net revenue	$5,739,776	$5,976,198	$5,394,711

Net transport revenue includes fee for service patient revenue, in addition to revenue earned from our membership programs and community subsidies. Complementary revenue primarily includes medical standby, special events and revenue earned from our contract with FEMA and other federal and state agencies to coordinate emergency medical services responses. Prior to the divestitures of certain business units in the fourth quarter of 2024, complementary revenue also included fire protection service contracts, coordinated care services and charter services revenue.
NOTE 6 — ACCOUNTS RECEIVABLE
The Company manages accounts receivable by regularly reviewing its accounts and contracts and by providing appropriate adjustments to the estimate of the transaction price. Some of the factors considered by management in determining the adjustments are the historical trends of cash collections, contractual and uninsured write-offs, accounts receivable agings, established fee schedules, contracts with payors, changes in payor mix and procedure statistics. Actual collections of accounts receivable in subsequent periods may require changes in the estimated transaction price.
The Company tests its analysis by comparing cash collections to net fee for service revenues and monitoring self-pay utilization. In addition, when actual collection percentages differ from expected results, on a contract by contract basis, supplemental detailed reviews of the outstanding accounts receivable balances may be performed by the Company’s billing operations to determine whether there are facts and circumstances existing that may cause a different conclusion as to the estimate of the collectability of that contract’s accounts receivable from the estimate resulting from using the historical collection experience. Changes in these estimates, if any, are charged or credited to net revenue in the consolidated statements of operations in the period of change. Material changes in estimates may result from unforeseen write-offs of patient or third-party accounts receivable, unsuccessful disputes with managed care payors, adverse macro-economic conditions which limit patients’ ability to meet their financial obligations, or broad changes to government regulations that adversely impact reimbursement rates for services provided by the Company. Significant changes in payor mix, changes in contractual arrangements with payors, business office operations, general economic conditions and health care coverage provided by federal or state governments or private insurers may have a significant impact on the Company’s estimates and significantly affect its results of operations and cash flows. Consideration of credit risk is limited by the diversity and number of facilities, patients, payors and by the geographic dispersion of the Company’s operations.
Estimated uncollectible amounts are generally considered implicit price concessions evaluated each reporting date by analyzing actual results, including cash collections, against estimates. Changes in these estimates are charged or credited to patient accounts receivable and net revenue rather than allowance for doubtful accounts.
NOTE 7 — PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost except for property and equipment acquired through business acquisitions, which is initially recorded at fair value. Property and equipment primarily consists of aircraft, vehicles, medical and other equipment, aircraft parts and components, and other property, which are stated at cost, net of accumulated depreciation. Expenditures for major renewals, modifications, and improvements to extend the useful life of the asset are capitalized. All maintenance and repairs that do not extend the useful life of the asset, including scheduled aircraft component overhauls and replacements, are expensed as incurred. Gains and losses from dispositions of property, plant and equipment are recorded in the period incurred.
The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets used in operations may not be recoverable. The determination of whether an impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and, to the extent the carrying value exceeds the fair value of the assets, recording a loss provision. During the years ended December 31, 2025, 2024 and 2023, there were no events or circumstances that indicated a potential impairment in the Company’s long-lived assets.

For assets identified to be disposed of in the future, the carrying value of the assets are compared to the estimated fair value less the cost of disposal to determine if an impairment has occurred. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.
Depreciation for property and equipment is provided substantially on a straight-line basis over their estimated useful lives, which are as follows:
Useful Lives (in Years)
Buildings, including hangars	20 – 40
Leasehold improvements	Shorter of 5 years or life of lease
Aircraft	15
Vehicles	7 – 12
Medical and other equipment	5 – 10
Computer hardware and software	3
Other	3 – 15
Property and equipment consisted of the following (in thousands):
	December 31, 2025	December 31, 2024
Land	$1,465	$1,415
Buildings and leasehold improvements	183,861	169,852
Aircraft	1,208,576	1,113,534
Vehicles	417,922	366,273
Medical and other equipment	250,434	218,513
Computer hardware and software	251,966	221,270
Other	270,657	225,336
Property and equipment	2,584,881	2,316,193
Less accumulated depreciation	(1,223,603)	(1,070,458)
Property and equipment, net	$1,361,278	$1,245,735
Depreciation expense related to property and equipment was $210.2 million, $198.2 million and $204.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.
NOTE 8 — LEASE COMMITMENTS
Right-of-use assets and lease liabilities are recorded for the majority of our operating leases. We enter into operating and finance leases for aircraft, vehicles, equipment and real estate, among other things. Lease terms are generally between five to 19 years, some of which include renewal options, and some of which include options to terminate the leases within one year. Variable lease payments were $14.4 million, $14.5 million and $13.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Variable expenses include common area maintenance, utilities, and other items as periodically billed by property management or the related lessor, and are included in operating lease costs. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.
We determine if an arrangement is a lease and classify that lease as either an operating or finance lease at inception. Operating leases are included in operating right-of-use assets, current portion of lease obligations and operating lease obligations on our consolidated balance sheets. Finance leases are included in finance right-of-use assets, current portion of lease obligations and finance lease obligations on our consolidated balance sheets. As permitted under the standard, leases with an initial term of 12 months or less are not recorded on the balance sheet and we recognize lease expense for these leases on a straight-line basis over the lease term in our consolidated statements of operations.

Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent the present value of our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at possession date based on the present value of lease payments over the lease term. When our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes the impact of prepaid or deferred lease payments. The length of our lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.
The components of lease expense were as follows (in thousands):
	Year Ended December 31,
	2025	2024	2023
Operating lease cost	$78,815	$78,575	$83,388
Short-term lease cost	4,521	4,120	4,166
Finance lease cost:
Amortization of right-of-use assets	15,096	20,903	30,552
Interest on lease liabilities	5,186	6,686	7,915
Total finance lease cost	20,282	27,589	38,467
Total lease costs	$103,618	$110,284	$126,021
Supplemental cash flow information related to leases was as follows (in thousands):
	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$87,559	$87,192	$84,427
Operating cash flows from finance leases	$5,186	$6,686	$7,915
Finance cash flows from finance leases	$14,528	$32,480	$34,044
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$22,645	$13,720	$11,849
Finance leases	$22,368	$—	$8,340
Supplemental balance sheet information related to leases was as follows (in thousands):
	December 31, 2025	December 31, 2024
Operating Leases:
Operating right-of-use assets	$203,258	$199,271
Current portion of lease obligations	$56,893	$55,139
Operating lease obligations	171,880	171,872
Total operating lease liabilities	$228,773	$227,011
Finance Leases:
Finance right-of-use assets	$164,826	$159,942
Accumulated amortization	(79,796)	(81,732)
Finance right-of-use assets, net	$85,030	$78,210
Current portion of lease obligations	$21,824	$18,052
Finance lease obligations	74,943	70,051
Total finance lease liabilities	$96,767	$88,103

	December 31, 2025	December 31, 2024
Weighted Average Remaining Lease Term (in years):
Operating leases	5.82	6.15
Finance leases	7.21	3.99
Weighted Average Discount Rate:
Operating leases	7.68%	8.39%
Finance leases	5.94%	6.28%
Future commitments as of December 31, 2025 for lease liabilities related to premises, equipment and other recurring commitments are as follows (in thousands):
	Maturities of Lease Liabilities
Year Ending December 31,	Operating Leases	Finance Leases	Total
2026	$71,633	27,000	$98,633
2027	52,233	18,303	70,536
2028	41,442	21,548	62,990
2029	33,931	11,596	45,527
2030	23,471	14,093	37,564
Thereafter	61,639	28,714	90,353
Total lease payments	$284,349	$121,254	$405,603
Less: Amount representing interest	(55,576)	(24,487)	(80,063)
Total	228,773	96,767	325,540
Less: Short-term lease obligation payments	(56,893)	(21,824)	(78,717)
Total long-term lease obligations	$171,880	$74,943	$246,823
NOTE 9 — GOODWILL AND INTANGIBLE ASSETS
The Company’s intangible assets include goodwill and other intangibles, which include the fair value of membership lists, customer relationships and certain trade names. The Company’s indefinite-lived intangibles include goodwill, trade names and licenses. Goodwill represents the excess of purchase price over the fair value of net assets acquired. The majority of the Company’s intangible assets, specifically goodwill, customer relationships, and trade names are related to the historical acquisitions of Air Medical Group Holdings, Inc. in 2015 and AMR Holdco, Inc. in 2018. The Company accounted for such transactions as a business combination in accordance with the provisions of ASC 805, Business Combinations, and recorded the consideration transferred and assets acquired, and liabilities assumed at their fair values, resulting in the recording of goodwill and other intangible assets of $1,845.6 million and $1,507.9 million, respectively. The Company evaluates indefinite-lived intangible assets, including goodwill, for impairment at least on an annual basis and more frequently if certain indicators are encountered. When testing for goodwill impairment, the Company considers multiple factors that could influence the fair value of the reporting unit or indefinite-lived intangibles, including, but not limited to: the results of prior qualitative assessments performed; changes in the carrying amount of the reporting unit or indefinite-lived intangible; actual and projected revenue and operating margin; relevant market data for both the Company and its peer companies; industry outlooks; macroeconomic conditions; liquidity; changes in key personnel; and the Company’s competitive position. The Company uses significant judgment to evaluate the totality of these events and factors to make the determination of whether it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible is less than its carrying value. Indefinite-lived intangibles are to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount. If the fair value of a reporting unit exceeds its carrying amount, the indefinite-lived intangibles associated with the reporting unit are not considered to be impaired.

The Company completed its annual impairment test as of October 1, 2025, using a qualitative assessment and determined that its indefinite-lived intangibles were not impaired. The Company’s finite-lived intangibles include its membership lists, customer relationships, and certain trade names. The Company tests its finite-lived intangibles for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company’s policy is to recognize an impairment charge when the carrying amount is not recoverable and such amount exceeds fair value. During the years ended December 31, 2025, 2024 and 2023, there were no events or circumstances that indicated a potential impairment in the Company’s finite-lived intangibles.
Goodwill consisted of the following as of December 31, 2025 and 2024 (in thousands):
Balance at December 31, 2023	$2,113,146
Entities previously held for sale	67,435
Balance at December 31, 2024 and 2025	$2,180,581
Intangible assets consist primarily of customer relationships and trade names. The table below illustrates the useful lives of each class of intangible assets and the remaining weighted average amortization period.
Amortizable Intangible Assets	Estimated Useful Life	Weighted Average Amortization Period
Membership lists	15 years	4.3
Customer relationships	10 – 20 years	12.1
Trade names	10 years	2.0
Non-compete and other	10 – 15 years	2.8
Intangible assets consisted of the following at December 31, 2025 and 2024 (in thousands):
	December 31, 2025			December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets
Customer relationships	$1,220,060	$(604,508)	$615,552	$1,220,060	$(514,820)	$705,240
Membership lists	92,000	(65,473)	26,527	92,000	(59,340)	32,660
Trade names	73,318	(71,302)	2,016	73,318	(62,929)	10,389
Non-compete and other	7,197	(6,955)	242	7,197	(6,867)	330
Total amortizing intangible assets	1,392,575	(748,238)	644,337	1,392,575	(643,956)	748,619
Non-amortizable intangible assets
Trade names	540,300	—	540,300	540,300	—	540,300
Certificates of need	19,600	—	19,600	19,600	—	19,600
Total non-amortizing intangible assets	559,900	—	559,900	559,900	—	559,900
Total intangibles, net	$1,952,475	$(748,238)	$1,204,237	$1,952,475	$(643,956)	$1,308,519
Aggregate amortization of intangible assets was $104.3 million, $78.7 million and $79.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimated annual amortization for the next five years and thereafter subsequent to December 31, 2025 is expected to be (in thousands):
Period Ending December 31,	Amortization
2026	$58,895
2027	57,303
2028	56,856
2029	56,215
2030	51,831
Thereafter	363,237
$644,337
NOTE 10 — OTHER ACCRUED LIABILITIES
Other accrued liabilities were as follows as of December 31, 2025 and 2024 (in thousands):
	December 31, 2025	December 31, 2024
Insurance reserves	$112,606	$96,716
Accrued insurance premium	—	20,310
Deferred membership revenue	52,141	54,110
Federal and state tax liabilities	275	59,322
Patient refunds	22,880	25,484
Accrued legal fees and settlements	6,379	11,837
Other	168,879	146,101
Total other accrued liabilities	$363,160	$413,880
Deferred membership revenue, or contract liabilities, are primarily related to cash payments recorded in advance of satisfying the Company’s performance obligations related to sales of air and ground memberships. Deferred membership revenue balances of a long-term nature, were $41.1 million and $39.4 million as of December 31, 2025 and 2024, respectively, included in other long-term liabilities on the consolidated balance sheets. As of December 31, 2024, the Company recognized $45.3 million of revenue that was included in the deferred revenue balance as of December 31, 2024. For the year ended December 31, 2024, the Company recognized $70.3 million of revenue that was included in the deferred revenue balance as of December 31, 2023, of this $26.2 million was related to deferred revenue related to divested businesses, as discussed in Note 4, Assets Held for Sale. As of December 31, 2025, the weighted average remaining period over which revenue for unsatisfied performance obligations on memberships will be recognized was approximately 3.5 years.
NOTE 11 — REDEEMABLE PREFERRED STOCK
In May 2024, the Company entered into a Series B Preferred Stock and Warrant purchase agreement with certain investors, pursuant to which such investors agreed to purchase 962,632 shares of Series B preferred stock (“Preferred Stock”) together with warrants exercisable for up to 23,739,914 shares of common stock of the Company, for aggregate consideration of $934.6 million. The Preferred Stock has an initial value of $1,000.0 per share and accrues cumulative dividends of 15% per year, with a 1% increase on the fourth anniversary and on each subsequent anniversary of the issue date, up to a maximum of 19% per year. The dividends will continue to accrue unless specifically elected to be paid in cash by the Company and declared by the Company’s Board of Directors. Dividends are recorded when declared. Accumulated dividends totaled approximately $147.7 million and $90.8 million as of December 31, 2025 and 2024, respectively. The holders of Preferred Stock do not participate in dividends declared on common stock.
The Preferred Stock is subject to optional redemption and the Company may redeem all (or a part) of the Preferred Stock at any time subsequent to the issue date for cash equal to the stated value of the Preferred

Stock plus the aggregate accrued and unpaid dividends multiplied by (i) 103.0% for optional redemption occurring from May 20th, 2024 through November 20th, 2025, plus dividends from the date of redemption through November 20th, 2025, (2) 103.0% for optional redemption occurring from November 21, 2025 to November 20, 2026, (3) 101.0% for optional redemption occurring from November 21, 2026 to November 20, 2027, or (4) 100.0% for optional redemption occurring subsequent to November 20, 2027. Immediately upon, or immediately prior to certain material events, such as a change of control, the Company may be required to redeem outstanding shares of Preferred Stock at the option of the holder at a price equal to the stated value, plus aggregate accrued and unpaid dividends multiplied by the redemption amounts as described above.
On September 19, 2025, in connection with a debt refinancing discussed in Note 13, the Company redeemed 411,420 shares of Preferred Stock for approximately $525.0 million paid in cash.
As of December 31, 2025 and 2024, there were 551,212 and 962,632 shares, respectively, of Preferred Stock issued and outstanding recorded as redeemable preferred stock on the consolidated balance sheets.
On March 6, 2026, the Company redeemed 189,050 shares of Preferred Stock held by Ares and HPS for an aggregate redemption price of approximately $250.0 million, representing the stated value of the Preferred Stock plus the aggregate accrued and unpaid dividends multiplied by 101.5% per an amendment to the Series B Preferred Stock and Warrant purchase agreement.
NOTE 12 — WARRANTS
The Company has issued warrants to purchase shares of common stock with an exercise price equal to $0.0001 per share, which generally expire ten years from the initial issuance date. The holders of the warrants do not participate in dividends declared on common stock.
In May 2024, the Company issued 23.7 million warrants (“2024 Warrants”) to purchase shares of common stock together with Preferred Stock as described in Note 11. The warrants have an exercise price equal to $0.0001 per share and expire ten years from the initial issuance date.
As of December 31, 2025 and 2024, warrants issued and outstanding were 123.4 million.
In connection with the March 6, 2026 redemption of Preferred Stock, we exchanged certain of the outstanding 2024 Warrants for 2026 Voting Warrants to purchase 16,236,509 shares of Class A common stock and 2026 Non-Voting Warrants to purchase 4,084,538 shares of Class B common stock.
NOTE 13 — LONG-TERM DEBT
Long-term debt consisted of the following as of December 31, 2025 and 2024 (in thousands):
	Type	Rate Terms as of December 31, 2025	Maturity Date	December 31, 2025	December 31, 2024
Senior secured term loans
Term loan (7.38% as of December 31, 2025)	Variable	SOFR + 3.50%	October 1, 2032	$3,600,000	$—
Term loan (9.11% as of December 31, 2024)	Variable	SOFR + 5.50%	October 31, 2028	—	3,551,131
First lien term loan (9.03% as of December 31, 2024)	Variable	SOFR + 4.25%	March 14, 2025	—	1,960
Senior secured notes (7.38% as of December 31, 2025)	Fixed	Fixed at 7.38%	October 1, 2032	1,000,000	—
Senior secured notes (9.50% as of December 31, 2024)	Fixed	Fixed at 9.50%	October 31, 2028	—	582,929
Unsecured notes (6.50% as of December 31, 2024)	Fixed	Fixed at 6.50%	October 1, 2025	—	19,689

	Type	Rate Terms as of December 31, 2025	Maturity Date	December 31, 2025	December 31, 2024
Other long-term debt, including promissory notes related to aircraft purchases	Fixed	Various	Various	503,886	449,643
Total				$5,103,886	$4,605,352
Less current portion of long-term debt				(147,140)	(162,221)
Less unamortized deferred financing costs and debt discount				(57,977)	(60,106)
Long-term debt				$4,898,769	$4,383,025

The increase in other long-term debt during the year ended December 31, 2025 was driven by standard aircraft loan activity completed during 2025.
Senior Secured Term Loans
On March 14, 2018, the Company entered into a joinder agreement (the “Third Joinder”) to the initial credit agreement dated April 28, 2015 (the “Term Loan Credit Agreement”), by and among the Company, Intermediate Corp., and the other guarantors party thereto and Morgan Stanley Senior Funding, Inc., as the lender and the administrative and collateral agent to the Term Loan Credit Agreement. The Third Joinder provided for a $1,455.0 million senior secured term loan due March 14, 2025. The Company’s net proceeds, after debt issuance costs and discount, were $1,387.0 million. The Third Joinder is subject to interest rates per annum equal to, at the Company’s option, (i) the greater of LIBOR or 1.00% plus a margin of 4.25% or (ii) the greater of a base rate or 2.0% plus a margin of 3.25%. Interest payments are due (i) for loans bearing interest determined by reference to LIBOR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the base rate, quarterly. Additionally, quarterly principal payments of $3.6 million are required as part of the agreement. Net proceeds were used to acquire AMR.
On October 2, 2020, the Company entered into Refinancing Amendment No. 1 to the Term Loan Credit Agreement (the “Refinancing Amendment”).
The Refinancing Amendment, among other things, (i) establishes new first lien term loans in an aggregate principal amount of approximately $1,640.0 million, with the maturity date in October 2025, to refinance the outstanding first lien term loans and (ii) reprices the rates applicable to such term loans by amending the definition of the applicable margin. Pursuant to the Refinancing Amendment, the new applicable margin is (i) 4.75% for LIBOR loans and (ii) 3.75% for alternative base rate loans. Additionally, quarterly principal payments of approximately $4.1 million are required as part of the Refinancing Amendment, commencing on March 31, 2021.
On January 5, 2021, the Company entered into a joinder agreement (the “2021 January Joinder”) to the Term Loan Credit Agreement, providing for $350.0 million of incremental term loan commitments also due October 2, 2025. The applicable margin is consistent with the terms of the Refinancing Amendment and quarterly principal payments of approximately $0.9 million are required, commencing on March 31, 2021. All other terms remained consistent with the Term Loan Credit Agreement. The net proceeds, after debt issuance costs and discount, were approximately $345.3 million, a portion of which was used to pay down the unsecured term loan.
On October 1, 2021, the Company entered into Refinancing Amendment No. 2 to the Term Loan Credit Agreement (the “2021 Refinancing Amendment”).
The 2021 Refinancing Amendment, among other things, (i) establishes new first lien term loans in aggregate principal amount of approximately $1.975 billion, with the maturity date in October 2025, to refinance the existing term loans issued under the Refinancing Amendment together with the 2021 January Joinder and (ii) reprices the rates applicable to such term loans by amending the definition of the applicable margin. Pursuance to the 2021 Refinancing Amendment, the new applicable margin is (i) 4.25% for the new first lien term loans that are LIBOR loans and (ii) 3.25% for the new first lien term loans that are Alternative Base Rate loans.
On October 4, 2021, the Company entered into the 2021 October Joinder to the Term Loan Credit Agreement, providing for $480.0 million of incremental term loan commitments maturing in March 2025. The applicable margin is consistent with the terms of the 2021 Refinancing Amendment. Quarterly principal payments of approximately $1.2 million are required, commencing on December 31, 2021. All other terms remained consistent with the Term Loan Credit Agreement. The net proceeds, after debt issuance costs of $7.3 million, were approximately $476.0 million. These proceeds, in addition to approximately $50.7 million of cash on hand, were used for the redemption of mandatorily redeemable shares.
In June 2023, the Company entered into Amendment No.3 to the Term Loan Credit Agreement dated April 28, 2015. Pursuant to the amendment, the benchmark interest rate has transitioned from LIBOR to the Secured Overnight Financing Rate (“SOFR”). As a result, the Term Loan Credit Agreement bears interest at a base rate (subject to a floor of 2.00%) plus an applicable margin of 3.25% or, at Company’s option, the SOFR rate for a tenor of one, three or six months, depending on the interest period selected by the Company, plus the SOFR adjustment applicable to such interest period (both combined are subject to floor of 1.00%) and an applicable margin of 4.25%.
On December 17, 2021, the Company entered into a second lien term loan credit agreement with Ares Capital Corporation as administrative agent and collateral agent, providing for a $600 million second lien secured term loan due December 17, 2029 (the “Second Lien Term Loans”). The Second Lien Term Loans are subject to interest rates per annum equal to, at the Company’s option, (i) the greater of LIBOR or 0.75% plus a margin of 675 basis points or (ii) a base rate plus a margin of 575 basis points. Interest payments are due (i) for loans bearing interest determined by reference to LIBOR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the base rate, quarterly. Subject to certain exceptions, if any Second Lien Term Loans are voluntarily or mandatorily prepaid, such prepayments shall be made at (x) 102% of the aggregate principal amount of Second Lien Term Loans prepaid if such prepayment occurs on or prior to the first anniversary of the closing date and (y) 101% of the aggregate principal amount of Second Lien Term Loans prepaid if such prepayment occurs after the first anniversary of the closing date but on or prior to the second anniversary of the closing date. The covenants set forth in the Second Lien Term Loan Credit Agreement are either substantially consistent with or less restrictive than those in the Term Loan Credit Agreement.
On June 27, 2023, the Company entered into Amendment No. 1 to Second Lien Term Loan Credit Agreement (the “First Amendment”). The First Amendment replaces LIBOR with Term SOFR as the benchmark interest rate applicable to Second Lien Term Loans, such that the applicable margin is (i) 6.75% for any Term SOFR loans and (ii) 5.75% for any Alternative Base Rate loans.
On May 20, 2024, concurrent with the consummation of the Exchange Offer, the Company entered into (i) Amendment No. 4 to that certain Credit Agreement, dated as of April 28, 2015 (the “Existing Credit Agreement”, as so amended, the “Amended Credit Agreement”), by and among Intermediate Corp., the Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and (ii) an amendment to the other Credit Documents (as defined in the Existing Credit Agreement, the “Existing First Lien Loan Documents”), to provide for, among other things, (a) the incurrence of the new first lien senior secured term loan due October 2028 (the “Extended First Lien Term Loan”) issued pursuant to the Amended Credit Agreement, the proceeds of which were used to repurchase the existing first lien senior secured term loans due March 2025 and October 2025, as provided for under the Existing Credit Agreement (collectively, the “Existing First Lien Term Loans”) participating in the Amend and Extend Transactions (as defined below) and (b) the elimination of substantially all of the affirmative and negative covenants, events of default and certain other provisions contained in the Existing Credit Agreement and the Existing First Lien Loan Documents with respect to the Existing First Lien Term Loans and the contractual subordination of the Existing First Lien Term Loans to the Extended First Lien Term Loan and the PIK Notes (the “Amend and Extend Transactions”).

The Extended First Lien Term Loan will mature on October 31, 2028 and had initial interest at a rate per annum equal to SOFR plus 6.0%, with 1.25% payable in kind and the rest payable in cash. As a result of the Ratings Upgrade, the interest on the Extended First Lien Term Loan for the interest period starting June 20, 2024 and any subsequent interest periods shall be SOFR plus 5.5%, with 0.75% payable in kind and the rest payable in cash.
On June 17, 2024, the Company repurchased $136.0 million of Extended First Lien Term Loan for $135.7 million, resulting in a gain recognized of $0.2 million, included in loss on debt extinguishment on the condensed consolidated statement of operations during the year ended December 31, 2024.
Concurrent with the settlement of the Exchange Offer and the consummation of the Amend and Extend Transactions, the Company consummated certain new equity investment transactions in exchange for (i) the extinguishment in full of the Company’s $600.0 million second lien secured term loan due 2029, (ii) $93.6 million in aggregate principal amount of the Existing First Lien Term Loans, (iii) $6.4 million in aggregate principal amount of the Old Notes and (iv) approximately $234.6 million of new money funds from certain existing investors. A loss on debt extinguishment of $17.8 million was recognized during the three months ended June 30, 2024 to record the total unamortized deferred financing costs and debt discount related to the second lien secured term loan due 2029.
On September 19, 2025, the Company entered into the Amended and Restated Credit Agreement, (as amended, supplemented or otherwise modified from time to time, the “A&R Credit Agreement”), by and among Intermediate Corp., the Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent to provide for the incurrence of $3.6 billion in aggregate principal amount of first lien term loan “B” due October 2032 (the “2032 First Lien Term Loan”) issued pursuant to the A&R Credit Agreement, the proceeds of which were used to repurchase the Extended First Lien Term Loan.
Borrowings of 2032 First Lien Term Loans under the A&R Credit Agreement bear interest at a rate per annum equal to, at our option, (a) a rate determined by reference to the forward-looking term SOFR rate published by CME Group Benchmark Administration Limited for the interest period relevant to such borrowing (“Term SOFR”) plus an additional margin equal to 3.50% or (b) a base rate (the “Base Rate”) determined by reference to the highest of (1) the prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) Term SOFR for a one-month interest period plus 1.00%, in each case, plus an additional margin equal to 2.50%, in each case of clauses (a) and (b) above, subject to a 0.25% reduction following achievement of a public corporate family rating by Moody’s equal to or higher than B1.
Interest payments under the 2032 First Lien Term Loan are due (i) for loans bearing interest determined by reference to Term SOFR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the Base Rate, quarterly. Additionally, a payment of a principal amount of 2032 First Lien Term Loan equal to the aggregate outstanding principal amount of the initial borrowing multiplied by 0.25% is required quarterly. We have the right to prepay the 2032 First Lien Term Loan without premium or penalty, except that any repricing transaction that occurs prior to the six-month anniversary of the initial borrowing of the 2032 First Lien Term Loan and the primary purpose of which is to lower the effective yield on the 2032 First Lien Term Loan, shall be subject to a prepayment premium of 1.00% of the principal amount of the 2032 First Lien Term Loan subject to such repricing transaction.
Our obligations under the A&R Credit Agreement are unconditionally guaranteed by the Company, Intermediate Corp. and, subject to certain exceptions, each of Intermediate Corp.’s existing and future material wholly-owned domestic restricted subsidiaries (the “2032 Guarantors”). The 2032 First Lien Term Loan is secured on (i) a first-priority basis, subject to permitted liens, by security interests in substantially all of the 2032 Guarantors’ personal property (other than ABL Priority Collateral (as defined below)) (the “Term Loan Priority Collateral”), which also secures the 2032 Secured Notes on a first-priority basis and the ABL Facility (as defined below) on a second-priority basis, and (ii) a second-priority basis, subject to permitted liens, by security interests in the ABL Priority Collateral, which also secures the ABL Facility on a first-priority basis and the 2032 Secured Notes (as defined below) on a second-priority basis. The 2032 First Lien Term Loan will mature on October 1, 2032.

Under the A&R Credit Agreement, the Company, Intermediate Corp. and the restricted subsidiaries are subject to certain customary covenants, including but not limited to, limitations on investments, acquisitions, restricted payments, liens, asset sales and additional indebtedness. Such covenants are subject to certain thresholds and exceptions set forth therein.
Senior Secured Notes and Unsecured Notes
On October 2, 2020, in connection with the Refinancing Amendment, the Company issued $600.0 million aggregate principal 6.5% senior secured notes due 2025 (the “2020 Secured Notes”). The 2020 Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of the Company’s existing and future wholly owned domestic restricted subsidiaries to the extent such subsidiary guarantees the term loan credit agreement. Interest on the 2020 Secured Notes is payable on April 1 and October 1 of each year, commencing on April 1, 2021.
On and after October 1, 2023, the Company may redeem the 2020 Secured Notes, in whole or in part, at par, plus accrued and unpaid interest thereon, if any, to the applicable redemption date.
The proceeds received from the Refinancing Amendment, together with the proceeds received from the 2020 Secured Notes were used to pay fees and expenses in connection with the Refinancing Amendment and the 2020 Secured Notes, as well as repay in full the senior secured term loans due 2022 and the senior unsecured notes due 2023, of which $1,870.2 million and $370.0 million, respectively, were outstanding. A loss on debt extinguishment of $17.1 million was recognized during the twelve months ended December 31, 2020 to record the total unamortized deferred financing costs and debt discount related to the senior secured term loans due 2022 and the senior unsecured notes due 2023.
On May 20, 2024, the Company consummated the exchange (the “Exchange Offer”) of its outstanding 6.50% Senior Secured Notes due 2025 (the “Old Notes”) to among other things: (i) eliminate substantially all of the restrictive covenants, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including provisions relating to defeasance contained in the Old Notes Base Indenture, and (ii) release the liens on all of the collateral securing the Old Notes and eliminate any requirement to provide collateral in the future to secure the Old Notes.
In connection with the settlement of the Exchange Offer on May 20, 2024, the Company issued $579.7 million in aggregate principal amount of Senior Secured PIK Notes due 2028 (the “PIK Notes”), in exchange for Old Notes. As of December 31, 2024, approximately $19.7 million aggregate principal amount of the Old Notes remain outstanding. The PIK Notes were issued under the indenture, dated as of May 20, 2024 (as amended, supplemented or otherwise modified from time to time, the “Indenture”), by and among the Company, Intermediate Corp. and the other guarantors from time to time party thereto (together with Intermediate Corp., the “PIK Notes Guarantors”). The Company did not receive any cash proceeds from the issuance of the PIK Notes.
The PIK Notes will mature on October 31, 2028. Interest on the PIK Notes initially accrues at the rate of 10.00% per annum from May 20, 2024 (the “Initial Interest Rate”), payable semi-annually in arrears on April 30 and October 30 of each year, commencing on October 30, 2024. As a result of the Company obtaining a corporate family rating of “B-” (Stable) from S&P and “B3” (Stable) from Moody’s (the “Ratings Upgrade”), the interest on the PIK Notes will accrue at the rate of 9.50% per annum for the interest period commencing on October 30, 2024 and all subsequent interest periods (the “Subsequent Interest Rate” and, together with the Initial Interest Rate, as applicable, the “Applicable Interest Rate”).
The Applicable Interest Rate will be payable as follows: (i) a portion of the Applicable Interest Rate corresponding to 8.75% per annum will be payable solely in cash and (ii) is equal to 1.25% per annum in the case of the Initial Interest Rate, will be payable by increasing the aggregate principal amount of one or more outstanding global notes representing the PIK Notes, or issuing additional PIK Notes (such interest, “PIK Interest”), calculated based on the then outstanding principal of the PIK Notes.
The Company may redeem the PIK Notes, in whole or in part, at its option, (i) at any time prior to October 31, 2025, at a redemption price equal to 100% of the principal amount of the PIK Notes redeemed (including PIK Interest), (ii) at any time on or after October 31, 2025 and prior to October 31, 2026, at a redemption price equal to 101% of the principal amount of the PIK Notes redeemed (including PIK Interest)

and (iii) at any time on or after October 31, 2026 at a redemption price equal to 102% of the principal amount of the PIK Notes redeemed (including PIK Interest), in each case with accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date.
The PIK Notes and related guarantees are secured on a (i) first-priority basis, subject to permitted liens, by security interests in all of the Company’s and the PIK Notes Guarantors’ personal property (other than the Prior ABL Priority Collateral (as defined below)) that secure the Extended First Lien Term Loan on a first-priority basis and (ii) second-priority basis, subject to permitted liens, in the Company’s and the PIK Notes Guarantors’ personal property consisting of receivables, inventory, goods and equipment (consisting of spare parts not attached to or installed on helicopters or other aircraft engines), cash, deposit accounts, securities and commodity accounts, and documents and supporting obligations, but generally excluding intellectual property and general intangibles (the “Prior ABL Priority Collateral”), which secure the Company’s then existing asset-based revolving credit facility (the “ABL Facility”) on a first-priority basis and its Extended First Lien Term Loan on a second-priority basis.
On September 19, 2025, the Company issued $1.0 billion in aggregate principal amount of Senior Secured Notes due 2032 (the “New Notes” and, collectively with the 2032 First Lien Term Loan and the ABL Facility, the “2025 Refinancing”). The New Notes were issued under the Indenture, dated as of September 19, 2025 (as amended, supplemented or otherwise modified from time to time, the “2032 Secured Notes Indenture”), by and among the Company, the guarantors from time to time party thereto and Wilmington Trust, National Association. The proceeds from the issuance of the New Notes were used to extinguish $585.1 million of PIK Notes and to redeem preferred stock as discussed in Note 12. A loss on debt extinguishment of $5.7 million was recognized during the year ended December 31, 2025 to record the total unamortized deferred financing costs and debt discount related to the PIK Notes.
The New Notes will mature on October 1, 2032. Interest on the New Notes accrues at the rate of 7.375% per annum from September 19, 2025 payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2026.
The Company may redeem the New Notes, in whole or in part, at its option, (i) at any time prior to October 1, 2028, at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make-whole” premium, as described in the 2032 Secured Notes Indenture, (ii) at any time (a) on or after October 1, 2028, at a redemption price equal to 103.688% of the principal amount of the New Notes redeemed, (b) on or after October 1, 2029 and prior to October 1, 2030, at a redemption price equal to 101.844% of the principal amount of the New Notes redeemed and (c) on or after October 1, 2030 at a redemption price equal to 100% of the principal amount of the New Notes redeemed, in each case with accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date , (iii) at any time prior to October 1, 2028, up to 40% of the aggregate principal amount of the notes using the net cash proceeds from certain equity offerings at the redemption price set forth in 2032 Secured Notes Indenture, plus accrued and unpaid interest, if any, to, but not including, the redemption date and (iv) until October 1, 2028, up to 10% of the original aggregate principal amount of the notes during each twelve-month period commencing from the issue date of the notes at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a change of control, we may be required to make an offer to repurchase all of the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the redemption date.
The New Notes and related guarantees are secured on a (i) first-priority basis, subject to permitted liens, by security interests in the Term Loan Priority Collateral and (ii) second-priority basis, subject to permitted liens, in all of the 2032 Guarantors’ existing and future personal property consisting of accounts (including credit card receivables) and other receivables, inventory, and documents related to inventory, cash and cash equivalents, deposit accounts, securities and commodity accounts, and documents and supporting obligations, but generally excluding intellectual property and general intangibles (the “ABL Priority Collateral”), which also secure the Company’s ABL Facility on a first-priority basis and the 2032 First Lien Term Loan on a second-priority basis.
The New Notes are jointly and severally, irrevocably, fully and unconditionally guaranteed on a senior secured basis by Intermediate Corp. and each of the Company’s existing and future wholly-owned domestic restricted subsidiaries to the extent such subsidiary guarantees the Company’s obligations under the ABL Facility and the 2032 First Lien Term Loan or certain capital markets debt.
The 2032 Secured Notes Indenture limits the ability of the Company and its restricted subsidiaries, subject to certain exceptions, to incur additional indebtedness or guarantee indebtedness; issue certain preferred shares; declare or pay dividends, redeem stock or make other distributions to stockholders; make investments; create liens or use assets as security in other transactions; merge or consolidate, or sell, transfer, lease or otherwise dispose of all or substantially all of its assets; engage in certain transactions with affiliates; and sell, transfer or otherwise dispose of certain assets.
Asset-Based Revolving Credit Facility
On April 28, 2015, the Company entered into a $175.0 million asset-based revolving credit facility (the “Prior ABL Facility”), with a syndicate of banks, with Bank of America, N.A. acting as the administrative agent and collateral agent.
On March 14, 2018, October 30, 2018, and May 16, 2022, the Company’s Prior ABL Facility credit agreement was amended pursuant to an incremental amendment, by and among the Company, the guarantors party thereto, the lenders and the letter of credit issuer listed therein and Bank of America, N.A., to provide for additional commitment of $100.0 million, $225.0 million, and $200.0 million, respectively, for a maximum available under the Prior ABL Facility of $700.0 million.
The amended Prior ABL Facility matures on the earlier of (a) May 16, 2027, and (b) 91 days prior to the maturity of the Second Secured Term Loans, the 2020 Senior Secured Notes, or the Second Lien Term Loan, whichever is the earliest, and is subject to customary borrowing base limitations and will be reduced by loans and letter of credit utilization. The borrowing base available to the Company under the terms of the Prior ABL Facility is a function of eligible receivables of the Company. Borrowings under the Prior ABL Facility will bear interest at a rate per annum equal to, at the Company’s option, either (a) SOFR plus a margin ranging from 135 to 185 basis points or (b) a base rate plus a margin ranging from 25 to 75 basis points. The applicable margins will be determined based on our average excess liquidity during the immediately preceding fiscal quarter as a percentage of the maximum borrowing amount under the Prior ABL Facility. The Company is also required to pay a commitment fee of 0.375% per annum in respect of any unutilized commitments, which fee will be reduced to 0.25% if the average daily used portion of the Prior ABL Facility exceeds 50%. The credit agreement governing the Prior ABL Facility requires that if excess liquidity is less than the greater of (i) $49.0 million and (ii) 10.0% of the lesser of (x) the aggregate commitments and (y) the applicable borrowing base, we must maintain a minimum fixed-charge coverage ratio of 1.0:1.0 until such thresholds are exceeded for 20 consecutive days. The obligations of the Company under the Prior ABL Facility are unconditionally guaranteed by Intermediate Corp. and each of the Company’s subsidiaries.
On September 19, 2025, the Prior ABL Facility credit agreement was amended pursuant to a Third incremental amendment, by and among the Company, the guarantors party thereto, the lenders and the letter of credit issuer listed therein and Bank of America, N.A., to provide for additional commitment of $100.0 million, for a maximum available under the ABL Facility of $800.0 million. The ABL Facility will mature on September 19, 2030.
The ABL Facility is subject to customary borrowing base limitations and is reduced by loans and letter of credit utilization. The borrowing base available to the Company under the terms of the ABL Facility is a function of our eligible receivables. Borrowings of loans under the ABL Facility bear interest at a rate per annum equal to, at our option, (a) Term SOFR plus an additional margin that ranges from 1.75% to 1.25% based on average excess liquidity or (b) the Base Rate plus an additional margin that ranges from 0.75% to 0.25% based on average excess liquidity. Interest payments for loans under the ABL Facility are due (i) for loans bearing interest determined by reference to Term SOFR, on the last day of the applicable interest period and, in the case of an interest period in excess of three months, on each date occurring at three-month intervals after the first day of such interest period and (ii) for loans bearing interest based on the Base Rate, quarterly. We are also required to pay a commitment fee of 0.375% per annum in respect of any unutilized commitments, which fee is reduced to 0.25% if the average daily used portion of the ABL Facility exceeds 50%. Under the Third Amended and Restated ABL Credit Agreement, dated as of September 19, 2025 (as amended, supplemented or otherwise modified from time to time, the “ABL Credit Agreement”), by and among the Company, Intermediate Corp., the several lenders from time to time party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the other parties thereto, if excess liquidity is less than the greater of (i) $49.0 million and (ii) 10.0% of the lesser of (x) the aggregate commitments and (y) the then applicable borrowing base, we must maintain a minimum fixed charge coverage ratio of 1.0:1.0 until such thresholds are exceeded for 20 consecutive calendar days. Our obligations under the ABL Facility are unconditionally guaranteed by the 2032 Guarantors. The ABL Facility is secured on (i) a first-priority basis, subject to permitted liens, by security interests in the ABL Priority Collateral and (ii) a second-priority basis, subject to permitted liens, by security interests in the Term Loan Priority Collateral. The ABL Facility will mature on September 19, 2030.
Under the ABL Credit Agreement, the Company, Intermediate Corp., and the restricted subsidiaries are subject to certain customary covenants, including but not limited to, limitations on investments, acquisitions, restricted payments, liens, asset sales and additional indebtedness. Such covenants are subject to certain thresholds and exceptions set forth therein.
As of December 31, 2025, the maximum available under the ABL Facility was $800.0 million. As of December 31, 2025, letters of credit outstanding, which impact the available credit under the ABL Facility, were $104.9 million, and the maximum amount available to draw under the ABL Facility was $695.1 million. These letters of credit primarily secure the obligations of AMR’s operations and the Company’s captive insurance program. At December 31, 2025 and 2024, the Company had not drawn on the ABL Facility.
Unsecured Term Loan
On March 14, 2018, the Company also entered into a credit agreement with Morgan Stanley Senior Funding, Inc. as administrative agent, providing for a $730.0 million unsecured term loan due March 14, 2026 (the “Unsecured Term Loan”). The Unsecured Term Loan was subject to interest rates per annum equal to, at the Company’s option, (i) the greater of LIBOR or 1.00% plus a margin of 7.88% or (ii) the greater of a base rate or 2.00% plus a margin of 6.88%.
On January 5, 2021, proceeds from the 2021 January Joinder Agreements were used to repay $150.0 million of the unsecured term loan. Subject to the terms of the loan a prepayment fee of $1.5 million was paid at the time of repayment. Additionally, on December 17, 2021, the Company extinguished the remaining $580.0 million of outstanding unsecured term loans as part of the Second Lien Term Loans. A total loss on debt extinguishment of $23.2 million was recognized during the twelve months ended December 31, 2021 to record the total unamortized deferred financing costs and debt discount related to the unsecured term loans.
Under the respective agreements governing the ABL Facility, senior secured term loans and the unsecured term loan, the Company is subject to certain customary covenants, including but not limited to limitations on investments, acquisitions, restricted payments, liens, and additional indebtedness and, in the case of the ABL Facility, the minimum fixed-charge coverage ratio as described above. Under the indenture governing the Acquisition Notes and the senior secured term loans, the Company is subject to certain incurrence based restrictive covenants, including those related to investments, indebtedness, and restricted payments.
Scheduled maturities of long-term debt are as follows (in thousands):
Period Ending December 31,	Amount
2026	$147,140
2027	133,517
2028	92,334
2029	95,799
2030	174,853
Thereafter	4,460,243
$5,103,886

NOTE 14 — INCOME TAXES
Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the Company’s net income (loss) before income taxes from continuing operations is as follows (in thousands):
For the Year Ended December 31, 2025
U.S.	$317,332
Foreign	(805)
Total net income (loss) before income taxes	$316,527
The components of the Company’s income tax (benefit) expense are as follows (in thousands):
	For the Year Ended December 31,
	2025	2024	2023
Current
Federal	$43,439	$96,786	$3,218
State	28,444	31,227	8,824
Total current	71,883	128,013	12,042
Deferred
Federal	36,521	(26,444)	24,388
State	1,896	(7,455)	5,644
Total deferred	38,417	(33,899)	30,032
Provision for income taxes (benefit)	$110,300	$94,114	$42,074
Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of the provision for income taxes (benefit) at the federal statutory rate of 21% compared to the effective tax rate for the year ended December 31, 2025 is as follows (in thousands, except for percentages):
	For the Year Ended December 31,
	2025 ($)	2025 (%)
Income tax provision (benefit) at the statutory rate	$66,471	21.0%
State and local income taxes, net of federal effect(1)	23,987	7.6%
Tax credits	(2,140)	(0.7)%
Change in valuation allowances	19,522	6.2%
Other nontaxable or nondeductible items	2,900	0.9%
Other	(440)	(0.1)%
Provision for income taxes (benefit)	$110,300	34.9%

(1)
State taxes in California, Maryland, Oklahoma, Oregon, Tennessee and Virginia comprise the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the provision for income taxes (benefit) at the federal statutory rate of 21% compared to the effective tax rate in accordance with the guidance prior to the adoption of ASU 2023-09 for years ended December 31, 2024 and 2023 is as follows (in thousands):
	2024	2023
Income tax provision (benefit) at the statutory rate	$24,050	$(33,723)
State income taxes, net of federal	11,007	(3,956)
Impairment of assets held for sale and other investments	—	7,049
Non-deductible political expenses	3,365	902
Other non-deductible expenses	4,552	3,342
Equity compensation	(1,371)	—
Investment in subsidiary	1,992	14,648
Tax credits	(2,965)	(3,029)
Unrecognized tax benefits	219	730
Valuation allowance	52,057	55,661
Other	1,208	450
Provision for income taxes (benefit)	$94,114	$42,074
Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 is as follows (in thousands):
For the Year Ended December 31, 2025
Federal	$93,461
State:
California	6,865
Tennessee	9,175
Other	27,751
Total State	43,791
Total cash paid for income taxes, net of refunds	$137,252
Deferred income tax assets and liabilities consists of the following (in thousands):
	December 31, 2025	December 31, 2024
Deferred income tax assets
Accounts receivable	$26,419	$29,579
Accrued liabilities	42,907	36,857
Lease obligations	136,739	115,290
Operating loss and credit carryforwards	53,669	50,107
Insurance and other long-term liabilities	47,833	53,922
Interest expense carryforward	275,704	254,641
Deferred income tax assets	583,271	540,396
Valuation allowance	(167,025)	(148,881)
Deferred income tax assets, net of valuation allowance	416,246	391,515
Deferred income tax liabilities
Property and equipment	(256,213)	(199,351)
Intangible assets	(262,014)	(220,739)
Right-of-use assets	(73,915)	(108,490)
Attribute reduction	(33,171)	(32,903)
Deferred income tax liabilities	(625,313)	(561,483)
Net deferred income tax liabilities	$(209,067)	$(169,968)

As of December 31, 2025, the Company has federal net operating loss carryforwards of $61.7 million with an indefinite carryforward period. The Company has state and local net operating loss carryforwards of $724.6 million, of which $556.2 million may expire in the years 2026-2045. A valuation allowance is established when it is more likely than not that some portion of net deferred tax assets will not be realized. Based on review of available evidence, the Company has determined that it is more likely than not that certain deferred tax assets may not be realized. The increase in valuation allowance of $14.8 million is primarily attributable to federal and state business interest expense carryforwards and state net operating loss carryforwards.
On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, favorable changes to the business interest expense limitation, and the expensing of domestic research costs. The legislation has multiple effective dates, with certain provisions effective beginning in 2025. In general, the favorable bonus depreciation, interest limitation and research cost provisions allow the Company to accelerate deductions and reduce cash taxes. The impacts of the OBBBA are reflected in our consolidated financial statements for the year ended December 31, 2025. The provisions with future effective dates are not expected to have a material impact on the Company.
The Company operates in multiple taxing jurisdictions and in the normal course of business is examined by federal and state tax authorities. The Company considers many factors and uses judgment in estimating and assessing the impact of uncertain tax positions. Final audit results may vary from the Company’s estimates. In nearly all jurisdictions, the tax years prior to 2021 are no longer subject to examination.
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):
	December 31, 2025	December 31, 2024
Balance, beginning of year	$2,981	$2,830
Increases for tax positions related to the current year	617	369
Increases for tax positions related to prior years	248	—
Decreases for tax positions related to prior years	—	(127)
Decreases due to lapsed statutes of limitations	(357)	(91)
Balance, end of year	$3,489	$2,981
As of December 31, 2025, the Company has $3.5 million of unrecognized tax benefits of which $3.3 million would affect the effective tax rate, if recognized.
The Company recognized $0.1 million in interest and penalties in the statement of operations for the years ended December 31, 2025 and 2024, and none for the year ended December 31, 2023. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in its statement of operations.
NOTE 15 — FAIR VALUE MEASUREMENTS
The Company classifies its financial instruments that are reported at fair value based on a hierarchal framework which ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of instrument and the characteristics specific to the instrument. Instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. The Company does not adjust the quoted price for these assets or liabilities, which include marketable securities held in connection with the Company’s captive insurance program.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Balances in this category include derivatives and marketable securities held in connection with the Company’s captive insurance program.
Level 3 — Pricing inputs are unobservable as of the reporting date and reflect the Company’s own assumptions about the fair value of the asset or liability. Balances in this category include the Company’s estimate, using a combination of internal and external fair value analyses, of contingent consideration for historical acquisitions, and the Company’s estimate of achievement of performance targets related to cash-settled performance stock units.
The following table summarizes the valuation of the Company’s financial instruments by the above fair value hierarchy levels as of December 31, 2025 and 2024 (in thousands):
	December 31, 2025
Description	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities	$46,547	$4,903	$—	$51,450
Marketable equity securities	14,213	—	—	14,213
Interest rate swap	—	918	—	918
Liabilities:
Contingent consideration	—	—	2,835	2,835
Cash-settled performance stock unit liability	—	—	50,000	50,000
Interest rate swap	—	2,963	—	2,963
	December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities	$47,119	$5,498	$—	$52,617
Marketable equity securities	14,830	—	—	14,830
Interest rate swap	—	5,373	—	5,373
Liabilities:
Contingent consideration	—	—	2,835	2,835
Cash-settled performance stock unit liability	—	—	40,443	40,443
The contingent consideration balance classified as a Level 3 liability remained consistent during the year ended December 31, 2025, and is primarily related to contingent consideration associated with a prior acquisition.
Insurance Collateral
Insurance collateral is comprised of investments in U.S. Treasuries and marketable equity and debt securities held by the Company’s wholly-owned captive insurance subsidiary that support the Company’s insurance programs and reserves, as well as cash deposits with third parties. Certain of these investments, if sold or otherwise liquidated, would have to be replaced by other suitable financial assurances and are, therefore, considered restricted. All debt securities are designated as available-for-sale and reported at fair value with the related temporary unrealized gains and losses related to changes in market conditions of marketable debt securities reported as a separate component of accumulated other comprehensive income (loss), net of deferred income tax. Changes in the fair value of a debt securities which are determined to be company specific credit losses are recognized in the statements of operations, thus establishing a new cost basis for such investment. All equity securities are carried at fair value with changes in fair value reported as a component other income (loss), net in the consolidated statements of operations. Investment income earned on these investments is reported as a component of other income, net in the accompanying statements of operations. Realized gains and losses are determined based on an average cost basis.
Investments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Insurance collateral consisted of the following as of December 31, 2025 and 2024 (in thousands):
	December 31, 2025	December 31, 2024
Available-for-sale securities:
U.S. Treasuries	$2,778	$—
Corporate and municipal bonds	43,769	47,119
Preferred or fixed rate cap securities	4,903	5,498
Total available-for-sale securities	51,450	52,617
Marketable equity securities	14,213	14,830
Cash deposits and other	12,945	15,065
Insurance Collateral	$78,608	$82,512
Amortized cost basis and aggregate fair value of the Company’s marketable securities as of December 31, 2025 and 2024 were as follows (in thousands):
	December 31, 2025
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Description:
U.S. Treasuries	$2,778	$—	$—	$2,778
Corporate and municipal bonds	43,234	920	(385)	43,769
Preferred or fixed rate cap securities	5,619	—	(716)	4,903
Total available-for-sale securities	51,631	920	(1,101)	51,450
Marketable equity securities	11,698	2,855	(340)	14,213
Total securities	$63,329	$3,775	$(1,441)	$65,663
	December 31, 2024
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Description:
Corporate and municipal bonds	$48,053	$247	$(1,181)	$47,119
Preferred or fixed rate cap securities	6,120	22	(644)	5,498
Total available-for-sale securities	54,173	269	(1,825)	52,617
Marketable equity securities	11,784	3,398	(352)	14,830
Total securities	$65,957	$3,667	$(2,177)	$67,447
As of December 31, 2025, available-for-sale securities included U.S. Treasuries, corporate bonds and fixed income securities of $12.3 million with contractual maturities within one year, $18.5 million with contractual maturities extending longer than one year through five years and $20.6 million with contractual maturities extending longer than five years. Actual maturities may differ from contractual maturities as a result of the Company’s ability to sell these securities prior to maturity.
The Company evaluates the marketable debt securities portfolio to determine whether declines in fair value of these securities are related to credit loss. Management estimates credit losses on marketable debt securities utilizing a credit loss impairment model on a quarterly basis. We estimate expected credit losses, measured over the contractual life of debt securities, considering relevant issue specific factors, including, but not limited to, a decrease in credit ratings or an entity’s ability to pay. The Company is not aware of any specific factors indicating that the underlying issuers of the debt securities would not be able to pay interest as it becomes due or repay the principal amount at maturity. Therefore, the Company believes that the changes in the estimated fair values of these debt securities are related to market fluctuations, as such, there were no credit losses recognized as of December 31, 2025 and 2024.
The Company realized net gains on the sales and maturities of available-for-sale securities $1.6 million and $6.0 million for the years ended December 31, 2025 and 2024, respectively, and a net loss on the sales and maturities of available-for-sale securities of $0.7 million for the year ended December 31, 2023.
Debt
Based on management’s estimates, the carrying value of the other long-term debt approximates fair value as of December 31, 2025 and 2024. The estimated fair value of the Company’s senior secured term loans and senior secured notes was approximately $4,668.0 million and $4,174.1 million and the outstanding principal amount was $4,600.0 million and $4,155.7 million as of December 31, 2025 and 2024, respectively. The Company’s debt is classified as Level 2 in the fair value hierarchy. For all other financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.
NOTE 16 — DERIVATIVE INSTRUMENTS
All derivative instruments are recorded on the balance sheet at fair value. The Company uses derivative instruments to manage risks associated with interest rate volatility. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with GAAP. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting and the ineffective portion of hedges are marked to market with changes recognized in current earnings. The Company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged derivatives. The Company’s interest rate swaps are measured utilizing pricing models whereby all significant inputs are either observable or corroborated by observable market data.
On November 21 and December 14, 2022, the Company entered into two interest rate swap agreements with effective dates of November 30, 2022 and December 30, 2022, respectively, which matured on November 30, 2024. The swap agreements were with major financial institutions and effectively converted a total of $1.2 billion in variable rate debt to fixed rate debt with an average interest rate of approximately 4.64%. In July 2023, the Company amended its two interest rate swap agreements. Pursuant to the amendment agreements, the benchmark variable interest rate has transitioned from LIBOR to SOFR and the fixed interest rate has changed, on average, to approximately 4.55%. These instruments do not qualify for hedge accounting, therefore mark to market changes are included in interest expense on the consolidated statements of operations. The Company continued to make interest payments based on the variable rate associated with the debt and periodically settled with its counterparties for the difference between the rate paid and the fixed rate.
In August 2024, the Company entered into three interest rate swap agreements with the effective date of November 29, 2024, with tranches maturing on November 30, 2025 and November 30, 2026. The swap agreements were with a major financial institution and effectively converted a total of $600.0 million in variable rate debt to fixed rate debt with an average interest rate of approximately 3.9% for a period of 12 months from the effective date and an additional $600.0 million of variable rate debt to fixed rate of approximately 3.7% for a period of 24 months from the effective date. These instruments do not qualify for hedge accounting, therefore mark to market changes are included in interest expense on the consolidated statements of operations. The Company continued to make interest payments based on the variable rate associated with the debt and periodically settled with its counterparties for the difference between the rate paid and the fixed rate. The Company recorded a noncurrent liability in the amount of $1.5 million as of December 31, 2025. The Company recorded a noncurrent asset in the amount of $5.4 million as of December 31, 2024.
In March 2025, the Company entered into an interest rate swap agreement with the effective date of November 28, 2025. The swap agreement was with a major financial institution and effectively converted a total of $600.0 million in variable rate debt to fixed rate debt with an average interest rate of approximately 3.7% for a period of 12 months from the effective date. This instrument does not qualify for hedge accounting, therefore mark to market changes are included in interest expense on the consolidated statements of operations. The Company continued to make interest payments based on the variable rate associated with the debt and periodically settled with its counterparties for the difference between the rate paid and the fixed rate. The Company recorded a noncurrent liability in the amount of $1.5 million as of December 31, 2025.
In December 2025, the Company entered into an interest rate swap agreement with the effective date of November 30, 2026. The swap agreement was with a major financial institution and effectively converted a total of $600.0 million in variable rate debt to fixed rate debt with an average interest rate of approximately 3.29% for a period of 36 months from the effective date. This instrument does not qualify for hedge accounting, therefore mark to market changes are included in interest expense on the consolidated statements of operations. The Company continued to make interest payments based on the variable rate associated with the debt and periodically settled with its counterparties for the difference between the rate paid and the fixed rate. The Company recorded a noncurrent asset in the amount of $0.9 million as of December 31, 2025.
In February 2026, the Company entered into an interest rate swap agreement with the effective date of November 30, 2026. The swap agreement was with a major financial institution and effectively converted a total of $300.0 million in variable rate debt to fixed rate debt with an average interest rate of approximately 3.16% for a period of 24 months from the effective date. This instrument does not qualify for hedge accounting, therefore mark to market changes will be included in interest expense on the consolidated statements of operations. The Company will continue to make interest payments based on the variable rate associated with the debt and periodically settled with its counterparties for the difference between the rate paid and the fixed rate.
Changes in fair value were recorded as interest expense in the consolidated statements of operations. During the years ended December 31, 2025, 2024 and 2023, an increase to interest expense of $7.4 million, a reduction of interest expense of $2.9 million and $4.3 million, respectively, was recorded.
NOTE 17 — OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the tax effect on each component of “Other comprehensive income (loss)” for the years ended December 31, 2025 and 2024 (in thousands).
	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Unrealized holding gains (losses) on investments	$1,375	$(305)	$1,070	$3,988	$(873)	$3,115
Defined benefit pension plan net gains (losses)	1,535	(377)	1,158	2,184	(532)	1,652
Other comprehensive income (loss)	$2,910	$(682)	$2,228	$6,172	$(1,405)	$4,767
The “Accumulated other comprehensive income (loss)” is detailed in the following table, net of tax (in thousands).
Accumulated Other Comprehensive Income (Loss)	Unrealized holding gains (losses) on investments	Defined benefit pension plan net gains (loss)	Total
Balance at December 31, 2023	$(4,314)	$4,498	$184
Other comprehensive income (loss) before reclassification	(3,710)	1,652	(2,058)
Amounts reclassified from accumulated other comprehensive income (loss)	6,825	—	6,825
Balance at December 31, 2024	$(1,199)	$6,150	$4,951

Accumulated Other Comprehensive Income (Loss)	Unrealized holding gains (losses) on investments	Defined benefit pension plan net gains (loss)	Total
Other comprehensive income (loss) before reclassification	(732)	1,158	426
Amounts reclassified from accumulated other comprehensive income (loss)	1,802	—	1,802
Balance at December 31, 2025	$(129)	$7,308	$7,179

NOTE 18 — STOCK COMPENSATION PROGRAM
On July 26, 2024, the Board of Directors approved and adopted the Second Amended and Restated GMR Solutions Inc. 2015 Stock Incentive Plan (the “2015 Amended Equity Plan”). The 2015 Amended Equity Plan authorizes equity awards to be granted to management and other personnel and key service providers. Awards granted under the plan include restricted and performance stock units, in addition to both time based and performance based stock option awards. The total number of shares of common stock authorized for issuance under the 2015 Amended Equity Plan is 53,928,040 shares. As of December 31, 2025, a total of 41,663,878 equity awards were issued and outstanding.
Restricted stock units generally vest based on the satisfaction of both a liquidity event requirement, as defined in the 2015 Amended Equity Plan, and continued service over three years in equal increments of 33 1∕3% on each anniversary of the grant. The performance stock units vest based on the satisfaction of a liquidity event requirement, the achievement of certain performance targets at the time of the liquidity event, as defined in the 2015 Amended Equity Plan, and continued service of three years or up to the time of the liquidity event, whichever occurs earlier. A portion of the performance stock unit awards may be cash-settled subject to the achievement of certain performance targets at December 31, 2026, as defined in the 2015 Amended Equity Plan, not to exceed a total settlement of $50.0 million. As of December 31, 2025 and 2024, a liability of $50.0 million and $40.4 million, respectively, was recorded in other long-term liabilities on the consolidated balance sheets for cash-settled performance stock units based on current estimates of achievement of performance targets. In conjunction with the 2015 Amended Equity Plan, certain existing stock option awards, both time-based and performance-based, were modified and/or cancelled resulting in accelerated and incremental stock compensation expense of approximately $4.5 million recognized in the consolidated statements of operations during the year ended December 31, 2024.
Stock Options
The following is a summary of share-based option activity for the years ended December 31, 2025 and 2024:
	Shares	Weighted Average Exercise Price	Fair Value	Weighted Average Remaining Contract Life
Outstanding at December 31, 2023	24,933,108	$6.55	$3.69	3.81
Options granted	3,796,874	$8.20	$4.53
Options exercised	(2,992,270)	$3.93	$3.11
Options cancelled	(2,538,124)	$8.16	$4.15
Outstanding at December 31, 2024	23,199,588	$6.60	$3.94	4.04
Options granted	—
Options exercised	(172,125)	$3.34	$1.85
Options expired or cancelled	(7,448,150)	$3.53	$2.17
Outstanding at December 31, 2025	15,579,313	$8.11	$4.82	4.80
Options exercisable at December 31, 2024	11,030,175
Options exercisable at December 31, 2025	7,688,447
Each of the vested options include provisions under which the holder of such option may require the Company to repurchase such option in limited circumstances. Specifically, such instrument is subject to repurchase upon the death or disability of the holder at intrinsic value for the options. Additionally, the options are subject to various provisions whereby the Company and certain investors collectively have the right to require the management holder to sell the shares or vested options following a termination.
The fair value of the time-based options granted by the Company is estimated at the date of grant using the modified Black-Scholes European pricing model. Expected volatility for stock options is determined using historical peer group volatility.
No stock options were granted during the year ended December 31, 2025. The following table presents the assumptions used for the following periods:
	For the Years Ended December 31,
	2024	2023
Volatility	50%	50%
Risk free rate	4.06% – 4.33%	3.66% – 4.13%
Expected term of options in years	5 – 7.5	7.5
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Exercise price of option grants	$8.20	$8.20 – $10.20
Restricted and Performance Stock Units
The following is a summary of stock unit activity for the years ended December 31, 2025 and 2024:
	Stock Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	29,762	$11.20
Stock units granted	23,416,106	$8.20
Stock units vested	(14,881)	$11.20
Outstanding at December 31, 2024	23,430,987	$8.20
Stock units granted	204,020	$10.32
Stock units vested	(14,881)	$11.20
Stock units cancelled	(480,964)	$8.24
Outstanding at December 31, 2025	23,139,162	$8.22
Stock Compensation Expense
The Company’s pretax compensation cost for stock-based employee compensation is included in “Employee wages, benefits, and taxes” in the consolidated statements of operations due to these options being issued to the Company’s management. The amount of expense recorded is as follows (in thousands):
	For the Years Ended December 31,
	2025	2024	2023
Stock compensation expense	$11,829	$54,990	$6,163
This expense relates solely to the Company’s time-based options and current estimates of achievement for the cash-settled performance units. No expense has been recorded with respect to the restricted stock units, non-cash settled performance stock units, and performance-based stock options, as those awards have vesting conditions that are subject to the achievement of a liquidity event, as defined in our 2015 Amended Equity Plan. This liquidity event condition is not treated as probable of occurring until the event transpires.
As of December 31, 2025, the Company had $174.7 million of total unrecognized compensation cost related to all stock awards. A Monte Carlo valuation is utilized to estimate unrecognized compensation for performance-based stock options and the intrinsic value at the date of grant is used to estimate unrecognized compensation related to restricted and performance stock units.

Deferred Stock Units
Effective May 20, 2024, two members of the Company’s Board of Directors departed and all unvested deferred stock units (“DSUs”) held were fully vested. The Company repurchased a total of 66,371 DSUs at $8.20 per share for a total amount of $0.5 million, while the remaining 111,897 DSUs converted to common shares. Effective November 17, 2025, one member of the Company’s Board of Directors departed and all unvested DSUs held were fully vested. The Company repurchased a total of 180,376 DSUs at $13.20 per share for a total amount of $2.4 million, while the remaining 249,089 DSUs converted to common shares.
NOTE 19 — EMPLOYEE BENEFIT PROGRAMS
Defined Contribution Plans
The Company maintains a 401(k) defined-contribution retirement plans for the benefit of its employees. Under the plan, eligible employees may contribute up to 80% of their gross pay up to the IRS maximum ($23,500 in 2025, $23,000 in 2024 and $22,500 for 2023). The Company’s match is 100% of contribution up to 3% of annual salary and 50% of contributions between 3% and 5% of annual salary.
Employer contributions to this plan totaled $58.3 million, $58.3 million and $48.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Defined Benefit Pension Plan
As part of the acquisition of AMR during 2018, the Company acquired a frozen defined benefit pension plan (the “Pension Plan”) that covers eligible employees of one of our subsidiaries, primarily those covered by collective bargaining arrangements. Eligibility is achieved upon the completion of one year of service. Participants become fully vested in their accrued benefit after the completion of five years of service. As part of the freezing of the Pension Plan, no new benefits accrue and no hours of service earned after the freeze date will count in determining a participant’s average annual earnings. Benefits expense under this plan was $0.8 million, $0.7 million and less than $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. The net accrued benefits liability under this plan totaled $3.3 million and $6.5 million as of December 31, 2025 and 2024, respectively, presented within the “Other long-term liabilities” caption on the consolidated balance sheets.
Collective Bargaining Agreements
Approximately 37% of our employees are represented by 67 active collective bargaining agreements. As of December 31, 2025, there are eight operational locations representing approximately 1,900 employees currently in the process of negotiation. In 2026, 19 collective bargaining agreements, representing approximately 3,300 employees will be subject to negotiation. In 2027, 18 collective bargaining agreements, representing approximately 4,000 employees will be subject to negotiation. In 2028, 16 collective bargaining agreements, representing approximately 2,700 employees will be subject to negotiation. In 2029, six collective bargaining agreements, representing approximately 500 employees will be subject to negotiation. The Company believes it maintains a good working relationship with its employees and has not experienced any major union work actions in the past several years. The Company does not anticipate any actions and should one occur the Company does not expect any action to have a material adverse effect on its ability to provide service to its patients and communities.
NOTE 20 — INSURANCE RESERVES
Primary automobile, workers compensation, general liability, property, aviation, cyber, and other ancillary coverages are fully insured by policies with highly rated third-party insurers. The primary $10 million of professional liability risk is retained by the company’s wholly owned offshore captive insurance program, GMR Insurance Services, Ltd (GMRIS). Excess liability layers for all coverages are also provided by third-party insurers with some minor participation by GMRIS. Insurance reserves, which are reviewed quarterly by an independent actuary, cover known claims and incidents within the level of retention that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted arising from activities through December 31, 2025.

Reserves are established for claims based upon an assessment of claims reported and claims incurred but not reported. The reserves are established based on consultation with a third-party independent actuary using actuarial principles and assumptions that consider a number of factors, including historical claim payment patterns (including legal costs), changes in case reserves and the assumed rate of inflation in health care costs and property damage repairs.
Provisions for insurance expense included in the consolidated statements of operations include annual provisions determined in consultation with third-party actuaries and premiums paid to third-party insurers.
The table below summarizes the non-health and welfare insurance reserves included in the accompanying consolidated balance sheets at December 31, 2025 and 2024 (in thousands):
	December 31, 2025			December 31, 2024
	Accrued Liability	Insurance Reserves	Total Liability	Accrued Liability	Insurance Reserves	Total Liability
Automobile	$36,122	$79,196	$115,318	$27,664	$72,347	$100,011
Workers’ compensation	39,111	99,205	138,316	39,545	97,739	137,284
General/ Professional Liability	37,373	133,668	171,041	29,507	81,003	110,510
	$112,606	$312,069	$424,675	$96,716	$251,089	$347,805
The changes to the Company’s estimated losses under insurance programs, including those covered by commercial insurance programs with offsetting assets, as of December 31, 2025 and December 31, 2024 were as follows (in thousands):
	December 31, 2025	December 31, 2024
Balance, beginning of period	$347,805	$327,974
Expense for current period reserves	29,540	25,895
Unfavorable (favorable) changes to prior reserves	31,528	22,465
Change in losses covered by commercial insurance programs	44,236	24,904
Payments for claims	(28,434)	(53,433)
Balance, end of period	$424,675	$347,805
NOTE 21 — COMMITMENTS AND CONTINGENCIES
Letters of Credit
As of December 31, 2025 and 2024, the Company had $104.9 million and $123.6 million in outstanding letters of credit, respectively.
Purchase Commitments
As of December 31, 2025, the Company’s purchase commitments for aircraft, net of deposits, were as follows (in thousands):
Period Ending December 31,	Aircraft	Commitment
2026	23	$155,825
2027	15	88,085
2028	4	36,362
2029	3	24,628
2030	5	42,485
Thereafter	1	8,836
	51	$356,221

As of December 31, 2025, the Company had $356.2 million in purchase commitments for aircraft to be acquired in future years. The Company intends to use the new aircraft for base expansion opportunities as well as to replace some older aircraft. The above commitments represent a total of 51 aircraft. Commitments to purchase aircraft include the additional cost to modify these aircraft for patient transport. The costs to acquire and modify aircraft, under these or similar commitments have typically been financed by the Company through finance leases or promissory notes secured by aircraft. As of December 31, 2025, the Company has paid $34.4 million in non-refundable deposits, which will be applied against the purchase price of future aircraft. It is customary for the aircraft deposits to be applied to future aircraft purchases as each new agreement is signed. These deposits are classified in the “Other assets” caption of the Company’s consolidated balance sheets. During the years ended December 31, 2025 and 2024, the Company took delivery of 23 and 15 aircraft, respectively, related to purchase commitments from prior periods.
Legal Matters
In or around May 2022, the Company received a Civil Investigative Demand (CID), as well as a follow-up CID in July 2022, in connection with an investigation by the U.S. Attorney’s Office for the District of Colorado relating to air transports in the southwestern United States. The investigation was associated with a related qui tam lawsuit under the False Claims Act and the state law analogues in New Mexico and Colorado. The U.S. Attorney’s Office and the applicable state Attorneys General Offices declined to intervene in the related qui tam lawsuit. On April 24, 2024, the lawsuit was voluntarily dismissed by the qui tam relators and a dismissal order was issued by the Court.
In or around March 2024, the Company received two CIDs in connection with an investigation by the U.S. Attorney’s Office for the Western District of Tennessee relating to air and ground transports in Tennessee. The Company has been cooperating with the U.S. Attorney’s office during the course of its investigation.
The Company is involved in certain litigation arising in the ordinary course of business. Management believes the outcome of these legal proceedings will not have a material adverse impact on its financial condition, results of operations or liquidity.
NOTE 22 — RELATED-PARTY TRANSACTIONS
On April 28, 2015, investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) acquired 100% of the equity interest of the Company. The Company executed a monitoring agreement with KKR, which became effective on April 28, 2015. The monitoring agreement will be in effect from year to year unless amended or terminated by consent of all of the parties. In the event of a consummation of a change in control of, or initial public offering by the Company, the monitoring agreement will be automatically terminated, unless the Company otherwise elects to continue the monitoring agreement.
Pursuant to the monitoring agreement, the Company incurs a fee equal to 1% of EBITDA for the prior fiscal year with KKR. The Company incurred an advisory fee of $10.8 million, $7.5 million and $5.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. The fees are included in the “Other operating expenses” caption on the consolidated statements of operations.
Additionally, KKR Capital Markets LLC (“KCM”), an affiliate of KKR, provided for the arrangement and syndication of the Exchange Offer, Amended Credit Agreement, and Extended First Lien Term Loan. In consideration for these services, the Company incurred $11.7 million, $25.1 million and $0.2 million in fees with KCM during the years ended December 31, 2025, 2024 and 2023, respectively.
In connection with the acquisition of AMR in 2018, we entered into an indemnification agreement with KKR North America Fund XI (AMG) LLC pursuant to which we agreed to indemnify affiliates of KKR that at any time hold our common equity (and their affiliates and certain other persons) against liabilities that may arise out of any breach by us of a consent decree we entered into with the Federal Trade Commission, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

NOTE 23 — SUBSEQUENT EVENTS
The Company has evaluated new information and events through March 20, 2026, which is the date these consolidated financial statements were available to be issued, to determine the need to either update these consolidated financial statements or to provide additional disclosures about those events. No additional disclosures were deemed necessary by the Company.

Schedule I — Registrant’s Condensed Financial Statements
GMR Solutions Inc.
Parent Company-Only
Condensed Balance Sheets
(Amounts in thousands, except share amounts)
	December 31,
	2025	2024
ASSETS
Non-current assets:
Investment in wholly-owned subsidiary	$649,295	$965,383
Total assets	$649,295	$965,383
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Mezzanine equity:
Redeemable preferred stock	$445,140	777,388
Total mezzanine equity	445,140	777,388
Equity:
Common stock, $0.0001 par value, 200,000,000 shares authorized and 22,096,835 and 21,675,837 shares issued and outstanding, respectively	2	2
Additional paid-in capital	456,466	648,761
Retained earnings (deficit)	(259,492)	(465,719)
Accumulated other comprehensive income (loss)	7,179	4,951
Total stockholders’ equity (deficit)	204,155	187,995
Total liabilities, mezzanine equity and stockholders’ equity	$649,295	$965,383

Schedule I — Registrant’s Condensed Financial Statements
GMR Solutions Inc.
Parent Company-Only
Condensed Statements of Operations and Comprehensive Income
(Amounts in thousands)
	Year Ended December 31,
	2025	2024	2023
Equity in net income (loss) of subsidiary	$206,227	$20,409	$(202,662)
Income tax (benefit) expense	—	—	—
Net income (loss)	206,227	20,409	(202,662)
Other comprehensive income (loss), net of income tax	2,228	4,767	3,607
Comprehensive income (loss)	$208,455	$25,176	$(199,055)

Schedule I — Registrant’s Condensed Financial Statements
GMR Solutions Inc.
Parent Company-Only
Condensed Statements of Cash Flow
(Amounts in thousands)
	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$206,227	$20,409	$(202,662)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in net income (loss) of subsidiary	(206,227)	(20,409)	202,662
Net cash provided by (used in) operating activities	—	—	—
Cash flows from investing activities:
Net cash provided by (used) in investing activities	—	—	—
Cash flows from financing activities
Issuance of warrants to purchase common stock	—	157,206	—
Issuance (redemption) of redeemable preferred stock	(525,000)	777,388	—
Distribution from (to) GMR Inc.	525,000	(934,594)	—
Net cash provided by (used in) financing activities	—	—	—
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	—	—	—
Cash and cash equivalents, beginning of period (including restricted cash and restricted cash equivalents of zero and zero, respectively)	—	—	—
Cash and cash equivalents, end of period (including restricted cash and restricted cash equivalents of zero and zero, respectively)	$—	$—	$—

Notes to Condensed Financial Statements of Registrant (Parent Company-Only)
NOTE 1 — BASIS OF PRESENTATION
These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X. GMR Solutions Inc. (“Parent”) has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Under the terms of the credit agreements governing the term loans and the indenture governing the notes entered into by Global Medical Response, Inc. (“GMR Inc.”), a wholly-owned subsidiary of GMR Intermediate Corp., which itself is a wholly-owned subsidiary of Parent, GMR Inc. is restricted from making dividend payments, loans or advances to Parent, unless certain conditions are met. As of December 31, 2024 and 2023, substantially all of the consolidated net assets of GMR Inc. are considered restricted assets as defined in Rule 4-08(e)(3) of Regulation S-X.
Parent is able to transfer assets from GMR Inc. in order to pay certain tax liabilities.
These condensed parent company-only financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiary using the equity method.

     Shares
GMR Solutions Inc.
Class A Common Stock

PROSPECTUS

J.P. Morgan	KKR	BofA Securities
Barclays	Goldman Sachs & Co. LLC
Citigroup Evercore ISI Morgan Stanley UBS Investment Bank

      , 2026
Through and including                 , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the NYSE stock exchange listing fee.
($ in thousands)
SEC registration fee		$13.81
Stock exchange listing fee		*
FINRA filing fee		15.50
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be provided by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. In addition, any such provision may not limit or eliminate the liability of any officer in any action by or in the right of the corporation, including any derivative claims. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an “officer” (as defined in Section 145(c)(1) of the DGCL) or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Our amended and restated bylaws will provide that we must generally indemnify our directors and officers to the full extent authorized by the DGCL and generally advance expenses incurred by our directors and officers as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our directors and executive officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification and advancement rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 15.   RECENT SALES OF SECURITIES.
Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act.
(a)
Issuances of Capital Stock

•
On April 16, 2024 and May 20, 2024, we issued an aggregate 962,632 shares of our Series B Preferred Stock with an initial stated value of $1,000.0 per share, for an aggregate purchase price of $935 million to funds affiliated with the KKR Stockholder, Ares and HPS in connection with certain refinancing transactions.

The issuances of the securities in the transactions described above in this Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.
(b) Stock Option Grants
We granted stock options to certain employees, in connection with services provided by such employees or the hiring/promotion of such employees as follows:
•
From October 2022 to October 2025, we granted stock options to purchase an aggregate of 6,803,849 shares of our common stock.

Pursuant to options granted during the three years preceding the filing of this registration statement,        shares of common stock were issued at an average exercise price of $      per share during the three years preceding the filing of this registration statement. Pursuant to options granted prior to the three years preceding the filing of this registration statement,        shares of common stock were issued at an average exercise price of $      per share during the three years preceding the filing of this registration statement.
The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this Item 15(b) were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.
(c) Warrants Issued and Exercised
•
On April 16, 2024 and May 20, 2024, we issued the 2024 Warrants to purchase an aggregate of 23,739,914 shares of common stock at an exercise price of $0.01 per share.

•
On August 22, 2025, we re-issued a portion of 2024 Warrants to purchase 3,099,898 shares out of 23,739,914 shares of common stock at an exercise price of $0.01 per share in connection with a transfer of such 2024 Warrants to new transferees.

•
On March 6, 2026, we exchanged certain of the 2024 Warrants for 2026 Voting Warrants to purchase 16,236,509 shares of Class A common stock and 2026 Non-Voting Warrants to purchase 4,084,538 shares of Class B common stock, in each case, at an exercise price of $0.01 per share.

The issuances of the securities in the transactions described above in this Item 15(c) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.
(d) Deferred Stock Units Grants
During the three years preceding the filing of this registration statement, we have granted the following deferred stock units to certain of members of the board of directors in connection with services provided to us by such persons:
•
From November 2022 to October 2025, we granted deferred stock units to receive an aggregate of 309,743 shares of our common stock.

The issuances of deferred stock units described in this Item 15(d) were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
During the three years preceding the filing of this registration statement,   shares of common stock were issued for deferred stock units.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)
Financial Statement Schedules.

None.
ITEM 17.   UNDERTAKINGS
(1)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)
The undersigned registrant hereby undertakes that:

(A)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX
Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
4.1	Form of 2018 Warrant to Purchase Shares of Common Stock of the Registrant*
4.2	Form of 2021 Warrant to Purchase Shares of Common Stock of the Registrant*
4.3	Form of 2026 Warrant to Purchase Shares of Common Stock of the Registrant*
4.4	Form of 2026 Warrant to Purchase Shares of Class B Common Stock of the Registrant*
4.5	Form of Registration Rights Agreement*
5.1	Opinion of Simpson Thacher & Bartlett LLP*
10.1	Form of Stockholders Agreement*
10.2	Form of Tax Receivable Agreement*
10.3	Amended and Restated Management Stockholders’ Agreement, dated as of July 26, 2024, among GMR Solutions Inc., KKR AMG Aggregator L.P., KKR AMG Co-Invest L.P., KKR North America Fund XI (AMG) LLC and the management stockholders party thereto from time to time*
10.4	Second Amended and Restated GMR Buyer Corp. 2015 Stock Incentive Plan†*
10.5	Form of Option Grant Notice and Agreement under Second A&R 2015 Stock Incentive Plan†*
10.6	Form of Restricted Stock Unit Grant Notice and Agreement under Second A&R 2015 Stock Incentive Plan†*
10.7	Form of Restricted Stock Unit Grant Notice and Agreement (Time Vesting — Liquidity) under Second A&R 2015 Stock Incentive Plan†*
10.8	Form of Performance Stock Unit Grant Notice and Agreement (Performance Vesting — Liquidity) under Second A&R 2015 Stock Incentive Plan†*
10.9	Form of Performance Stock Unit Grant Notice and Agreement (Performance Vesting — Cash-Settled) under Second A&R 2015 Stock Incentive Plan†*
10.10	Form of Restricted Stock Unit Grant Notice and Agreement (Liquidity Event Only) under Second A&R 2015 Stock Incentive Plan†*
10.11	Form of Performance Stock Unit Grant Notice and Agreement (Performance Vesting — Liquidity) (Make-Whole Awards) under Second A&R 2015 Stock Incentive Plan†*
10.12	Form of Option Grant Notice and Agreement (Fully Vested Top-Up) under Second A&R 2015 Stock Incentive Plan†*
10.13	Form of Option Grant Notice and Agreement (Performance-Vesting Top-Up) under Second A&R 2015 Stock Incentive Plan†*
10.14	Form of Amendment to Option Grant Notice under Second A&R 2015 Stock Incentive Plan†*
10.15	Form of GMR Buyer Corp. Deferred Stock Unit Agreement†*
10.16	Global Medical Response, Inc. Annual Bonus Incentive Compensation Plan†*
10.17	Global Medical Response, Inc. Nonqualified Deferred Compensation Plan†*
10.18	Global Medical Response, Inc. Executive Severance Plan†*
10.19	Form of GMR Solutions Inc. 2026 Equity Incentive Plan†*
10.20	Form of Director Restricted Stock Unit Agreement under the 2026 Equity Incentive Plan†*

Exhibit No.	Description
10.21	Form of Employee Restricted Stock Unit Agreement under the 2026 Equity Incentive Plan†*
10.22	Form of Option Agreement under the 2026 Equity Incentive Plan†*
10.23	GMR Solutions Inc. Non-Employee Director Deferral Plan*
10.24	Form of GMR Solutions Inc. 2026 Employee Stock Purchase Plan†*
10.25	Third Amended and Restated ABL Credit Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Borrower, the lending institutions identified therein and Bank of America, N.A., as the Letter of Credit Issuer, the Administrative Agent and the Collateral Agent*
10.26	Amended and Restated Credit Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Borrower, the lending institutions from time to time parties thereto and Morgan Stanley Senior Funding, Inc., as the Administrative Agent and the Collateral Agent*
10.27	Indenture, dated as of September 19, 2025, among Global Medical Response, Inc., as Issuer, the guarantors named therein and Wilmington Trust, National Association, as Trustee and Notes Collateral Agent*
10.28	Amended and Restated ABL Intercreditor Agreement, dated as of September 19, 2025, by and among Global Medical Response, Inc., GMR Intermediate Corp., the other guarantors party thereto, Morgan Stanley Senior Funding, Inc., as the Term Loan Agent, Bank of America, N.A., as the ABL Agent, and Wilmington Trust, National Association, as the Secured Notes Agent*
10.29	First Lien Intercreditor Agreement, dated as of September 19, 2025, by and among Global Medical Response, Inc., GMR Intermediate Corp., the other guarantors party thereto, Morgan Stanley Senior Funding, Inc., as Credit Agreement Collateral Agent and Authorized Representative, Wilmington Trust, National Association, as Initial Additional First Lien Collateral Agent and Initial Additional Authorized Representative, and The Bank of New York Mellon Trust Company, N.A., as Vehicle Collateral Trustee*
10.30	Amended and Restated ABL Pledge Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Borrower, the subsidiaries from time to time party thereto, and Bank of America, N.A., as the Collateral Agent*
10.31	Amended and Restated ABL Guarantee, dated as of September 19, 2025, among the guarantors from time to time party thereto and Bank of America, N.A. as the Collateral Agent*
10.32	Amended and Restated ABL Security Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Borrower, the subsidiaries from time to time party thereto, and Bank of America, N.A., as the Collateral Agent*
10.33	Second Amended and Restated Term Loan Pledge Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Borrower, the subsidiaries from time to time party thereto and Morgan Stanley Senior Funding, Inc., as the Collateral Agent*
10.34	Second Amended and Restated Term Loan Security Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Borrower, the subsidiaries from time to time party thereto and Morgan Stanley Senior Funding, Inc., as the Collateral Agent*
10.35	Second Amended and Restated Security Agreement, dated as of September 19, 2025, among Global Medical Response, Inc., as the Borrower, the subsidiaries from time to time party thereto and Morgan Stanley Senior Funding, Inc., as the Collateral Agent*
10.36	Second Amended and Restated Term Loan Guarantee, dated as of September 19, 2025, among the guarantors from time to time party thereto and Morgan Stanley Senior Funding, Inc., as the Collateral Agent*

Exhibit No.	Description
10.37	Pledge Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Issuer, the subsidiaries from time to time party thereto and Wilmington Trust, National Association, as the Notes Collateral Agent*
10.38	Security Agreement, dated as of September 19, 2025, among GMR Intermediate Corp., as Holdings, Global Medical Response, Inc., as the Issuer, the subsidiaries from time to time party thereto and Wilmington Trust, National Association, as the Notes Collateral Agent*
10.39	Security Agreement, dated as of September 19, 2025, among Global Medical Response, Inc., as the Issuer, the subsidiaries from time to time party thereto and Wilmington Trust, National Association, as the Notes Collateral Agent*
10.40	Second Amended and Restated Vehicle Collateral Trust Agreement, dated as of September 19, 2025, among Global Medical Response, Inc., as the Company, the subsidiaries from time to time party thereto and The Bank of New York Mellon Trust Company, as the Vehicle Collateral Trustee*
10.41	Form of Indemnification Agreement*
21.1	Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP
23.3	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of this Registration Statement)
99.1	Consent of Jan Stern Reed to be named as a director nominee
99.2	Consent of Timothy Wicks to be named as a director nominee
107	Filing Fee Table

*
To be filed by amendment.

†
Management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lewisville, Texas, on the 17th day of April, 2026.
GMR Solutions Inc.
By:
/s/ Nicola (Nick) Loporcaro

Name:
Nicola (Nick) Loporcaro

Title:
Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nicola (Nick) Loporcaro, Brian Tierney and Thomas Cook and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of the registrant, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable the registrant to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 17, 2026.
Signature	Title
/s/ Nicola (Nick) Loporcaro Nicola (Nick) Loporcaro	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
/s/ Brian Tierney Brian Tierney	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
/s/ Johnny Kim Johnny Kim	Director
/s/ Max Lin Max Lin	Director